Form 20-F
period 2024-03-31
Primech Holdings Ltd
filed 2024-07-23
CIK 1891944

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                   to

Commission file number: 001-41829

PRIMECH HOLDINGS LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Singapore

(Jurisdiction of incorporation or organization)

23 Ubi Crescent
Singapore 408579
+65 6286 1868

(Address of principal executive offices)

Mr. Kin Wai Ho, Chief Executive Officer

Telephone: +65 6286 1868

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	PMEC	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 35,550,000 ordinary shares, no par value, as of March 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D 1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

In this annual report on Form 20-F (the “Annual Report”), unless the context otherwise requires, references to:

Other Companies, Organizations and Agencies

“BCA”	:	Building & Construction Authority of Singapore

“HSA”	:	Health Sciences Authority of Singapore

“Independent Registered Public Accounting Firm”	:	Weinberg & Company P.A.

“ISO”	:	International Organization for Standardization

“MOM”	:	Ministry of Manpower of Singapore

“NEA”	:	National Environment Agency of Singapore

“Sapphire Universe”	:	Sapphire Universe Holdings Limited, which is a Major Shareholder

General

“Audit Committee”	:	The audit committee of our Board of Directors

“Board” or “Board of Directors”	:	The board of directors of our Company

“Companies Act”	:	The Companies Act 1967 of Singapore, as amended, supplemented or modified from time to time

“Company”	:	Primech Holdings Ltd.

“Compensation Committee”	:	The compensation committee of our Board of Directors

“Constitution”	:	The constitution of our Company, as amended, supplemented or modified from time to time

“COVID-19”	:	Coronavirus disease 2019

“CRS”	:	Contractors Registration System of the BCA

“CVPA”	:	The Control of Vectors and Pesticides Act 1998 of Singapore, as amended, supplemented or modified from time to time

“Directors”	:	The directors of our Company

“EFMA”	:	The Employment of Foreign Manpower Act 1990 of Singapore, as amended, supplemented or modified from time to time

“Employment Act”	:	The Employment Act 1968 of Singapore, as amended, supplemented or modified from time to time

“EPHA”	:	The Environmental Public Health Act 1987 of Singapore, as amended, supplemented or modified from time to time

“EPH Regulations”	:	The Environmental Public Health (General Cleaning Industry) Regulations of Singapore 2014, as amended, supplemented or modified from time to time

“Executive Officers”	:	The executive officers of our Company. See section titled “Item 6. Directors, Senior Management And Employees — A. Directors and Senior Management.”

“FASB”	:	The Financial Accounting Standards Board

“Fiscal Year” or “FY”	:	Financial year ended or, as the case may be, ending March 31

“GAAP”	:	Accounting principles generally accepted in the United States of America

“Group”	:	Our Company and our subsidiaries

“GST”	:	Goods and Services Tax

“Independent Directors”	:	The independent non-executive Directors of our Company

“IoT”	:	Internet-of-Things

“IPO”	:	The Company’s initial public offering of 3,050,000 Ordinary Shares which was completed on October 12, 2023

“Lender”	:	A registered financial institution under the Monetary Authority of Singapore that acts as our Company’s primary bank lender

“Listing”	:	The listing and quotation of our Shares on Nasdaq

“Major Shareholder”	:	A person who has an interest or interests (whether by record or beneficial ownership) in one or more voting shares (excluding treasury shares) in our Company, and the total votes attached to that share, or those shares, is not less than 5.0% of the total votes attached to all the voting shares (excluding treasury shares) in our Company

“Nasdaq”	:	The Nasdaq Stock Market LLC

“Nasdaq Listing Rules”	:	The Nasdaq rules governing listed companies

“Nominating and Corporate Governance Committee	:	The nominating and corporate governance committee of our Board of Directors

“QEHS”	:	Quality, Environmental, Health and Safety

“Restructuring Exercise”	:	The corporate restructuring exercise undertaken in anticipation of the Listing in which our Company acquired our current subsidiaries from Sapphire Universe

“RM”	:	Malaysian ringgit or Malaysian dollar

“Share(s)”	:	Ordinary share(s) in the capital of our Company

“Shareholders”	:	Registered holders of Shares

“Singapore Take-Over Code”	:	The Singapore Take-Over Code on Take-Overs and Mergers, as amended, supplemented or modified from time to time

“WICA”	:	Work Injury Compensation Act 2019 of Singapore

“WSHA”	:	Workplace Safety and Health Act 2006 of Singapore

“WSHIR”	:	Workplace Safety and Health (Incident Reporting) Regulations of Singapore

“YA”	:	Year of assessment

Currencies, Units and Others

“S$”	:	Singapore dollars, the lawful currency of the Republic of Singapore

“US$” or “$”	:	U.S. dollars and cents respectively, the lawful currency of the U.S.

“%” or “per cent.”	:	Per centum

“sq. m.”	:	Square meters

The expressions “associated company”, “related corporation” and “subsidiary” shall have the respective meanings ascribed to them in the Companies Act, as the case may be.

Any discrepancies in tables included herein between the total sum of amounts listed and the totals thereof are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

In this Annual Report, references to “our Company” or to “the Company” are to Primech Holdings Ltd. and, unless the context otherwise requires, a reference to “we”, “our”, “us” or “our Group” or their other grammatical variations is a reference to our Company and our subsidiaries taken as a whole.

Certain of our customers and suppliers are referred to in this Annual Report by their trade names. Our contracts with these customers and suppliers are typically with an entity or entities in the relevant customer or supplier’s group of companies.

Internet site addresses in this Annual Report are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this Annual Report.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended March 31, 2024 and 2023. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars.

Our business is conducted by our indirect wholly-owned entities in Singapore and Malaysia, using S$ and RM, the currency of Singapore and Malaysia, respectively. Our audited consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our audited consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of S$ and RM to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

This annual report contains translations of certain S$ and RM   amounts into US$ amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, the following exchange rates are used in this annual report:

	March 31,
US$ Exchange Rate	2024	2023	2022
Year ended S$: US$ exchange rate	0.74	0.75	0.74
Annual average S$: US$ exchange rate	0.74	0.73	0.74

Year ended RM: US$ exchange rate	0.21	0.23	0.24
Annual average RM: US$ exchange rate	0.21	0.22	0.24

FORWARD-LOOKING STATEMENTS AND RISK FACTORS SUMMARY

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors”, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

●	changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business;

●	the risk that we may be unable to realize our anticipated growth strategies and expected internal growth;

●	changes in the availability and cost of professional staff which we require to operate our business;

●	changes in customers’ preferences and needs;

●	changes in competitive conditions and our ability to compete under such conditions;

●	changes in our future capital needs and the availability of financing and capital to fund such needs;

●	changes in currency exchange rates or interest rates;

●	projections of revenue, earnings, capital structure and other financial items;

●	changes in our plan to enter into certain new business sectors; and

●	other factors beyond our control.

These factors are not necessarily all of the important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements. Other unknown or unpredictable factors could also cause actual results or events to differ materially from those expressed in the forward-looking statements. Our future results will depend upon various other risks and uncertainties, including those described in “Risk Factors.” All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements after the date on which any such statement is made, whether as a result of new information, future events or otherwise.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

v

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

We incurred a net loss in FY 2023 and FY 2024 and we may incur losses in the future.

For the years ended March 31, 2024 and 2023, the Company recorded net loss of approximately $3,223,000 and $2,547,000, respectively. We anticipate that our operating expenses, together with the increased general administrative expenses of a public company, will increase in the foreseeable future as we seek to maintain and continue to grow our business, attract potential customers and further enhance our service offering. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

We are subject to risks associated with debt financing.

Due to our working capital requirements in support of our day-to-day operations and business expansion, we may finance all or a substantial portion of our costs through bank loans and credit facilities, in addition to Shareholders’ equity and internally generated funds. Details on our total indebtedness is set forth in the section titled “Item 5. Operating And Financial Review And Prospects - A. Operating Results” of this Annual Report.

While we believe that we have sufficient capital from our available cash resources, our cash generated from our business operations and our credit facilities to meet our current working capital and capital expenditure requirements, we may require additional debt financing to operate our business, implement our future business strategies and/or acquire complementary businesses or develop new technologies.

Our ability to obtain debt financing depends on a number of factors including our financial strength, creditworthiness and prospects, as well as other factors beyond our control, including general economic, liquidity and political conditions. There is no assurance that we will be able to secure adequate debt financing on terms acceptable to us, or at all. In the event that we are unable to secure adequate debt financing on terms acceptable to us, we may not be able to implement our business strategies and our business and prospects could be materially and adversely affected as a result.

Any disruptions, volatility or uncertainty of the credit markets could limit our ability to borrow funds or cause our borrowings to become more expensive. As such, we may be forced to pay unattractive interest rates, thereby increasing our interest expense, decreasing our profitability and reducing our financial flexibility if we take on additional debt financing. Any material increase in interest rates would also increase our cost of borrowing and debt financing costs, which may weaken our ability to obtain further future debt financing.

Further, debt financing may restrict our freedom to operate our business as it may require conditions and/or covenants that:

a.	limit our ability to pay dividends or require us to seek consent for the payment of dividends;

b.	require us to dedicate a portion of our cash flow from operations to repayments of our debt, thereby reducing the availability of our cash flow for capital expenditures, working capital and other general corporate purposes; and

c.	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Any adverse material changes to the Singapore market (whether localized or resulting from global economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease (such as COVID-19), could have a material adverse effect on our business, results of operations and financial condition.

During FY 2024 and FY 2023, substantially all of our revenue was derived from our operations in Singapore. Any adverse circumstances affecting the Singapore market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incidents may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

Uncertain global economic conditions have had and may continue to have an adverse impact on our business in the form of lower net sales due to weakened demand, unfavorable changes in product price/mix, or lower profit margins. For example, global economic downturns have adversely impacted some of our customers, such as Singapore Changi Airport, hotels, restaurants, retail establishments, and other entities that are particularly sensitive to business and consumer spending.

During economic downturns or recessions, there can be a heightened competition for sales and increased pressure to reduce selling prices as our customers may reduce their demand for our services. If we lose significant sales volume or reduce selling prices significantly, then there could be a negative impact on our consolidated financial condition or results of operations, profitability and cash flows.

Reduced availability of credit may also adversely affect the ability of some of our customers and suppliers to obtain funds for operations and capital expenditures. This could negatively impact our ability to obtain necessary supplies as well as our sales of materials and equipment to affected customers. This could additionally result in reduced or delayed collections of outstanding accounts receivable.

An epidemic or outbreak of communicable diseases may also adversely affect our business, financial condition, results of operations and prospects. For example, the outbreak of COVID-19 resulted in a global health crisis, causing disruptions to social and economic activities, business operations and supply chains worldwide, including in Singapore. Measures taken by the Singapore government to tackle the spread of COVID-19 have included, among others, border closures, quarantine measures and lockdown measures. The COVID-19 outbreak and related government measures had adversely affected our business in a number of ways, including:

●	temporary scale-back of certain cleaning services rendered at Singapore Changi Airport, Terminal 2;

●	termination on short notice of a number of service contracts, especially contracts pertaining to the hospitality industry, as well as our provision of customer services to hotels and other tourism venues; and

●	a shortage of labor given that a significant proportion of our employees are foreign workers who were subject to Singapore government imposed travel restrictions including stay-home notices or quarantine orders.

If a substantial number of our employees are infected with and/or are suspected of having COVID-19, and our employees are required to be hospitalized, this may disrupt our ability to render services which may have a material adverse effect on our business operations and reputation of our Group.

Singapore removed most remaining COVID-19 travel restrictions as of April 26, 2022, and eased its entry requirements for travelers, in response to a decline in new daily infections. As of the date of this Annual Report, Singapore Changi Airport has fully reopened. Our contract with Changi Airport Group was renewed with effective on November 1, 2023 through October 31, 2025. Our other contract with Changi Airport Group for the airside is effective on November 1, 2023 through October 31, 2026.

Our revenue and profitability may be materially impacted if COVID-19 (or any health epidemic or virus outbreak) affects or continues to affect the overall economic and market conditions in Singapore for a prolonged period of time. Such an economic slowdown and/or negative business sentiment could potentially have an adverse impact on our business and operations. We are uncertain as to when the outbreak of COVID-19 will be fully contained, and we also cannot predict if the impact of an outbreak will be short-lived or long-lasting or when the Singapore market will be able to fully recover to pre-COVID-19 levels. If these disruptions are for a prolonged period of time, or if there are further outbreaks of infectious diseases, these may have a material adverse effect on our Group’s business, financial condition, results of operations, and prospects.

The Clean Mark Gold Award currently awarded to Primech A&P may be revoked and the class 1 licence currently awarded to Primech A&P may be revoked and/or not be renewed in May 2026.

Primech A&P and Maint-Kleen are 2022 and 2023 recipients of the Clean Mark Gold Award,. The Clean Mark Gold Award is the highest level of accreditation under the Enhanced Clean Mark Accreditation Scheme granted to cleaning businesses. See “Item 4. Information on the Company — B. Business Overview— Awards and Accreditation.” With implementation of the revised Cleaning Business Licensing framework from 1 January 2024, NEA will cease issuance and applications of Enhanced Clean Mark Accreditation Scheme, including the Clean Mark Gold Award. Primech A&P has applied for and obtained a class 1 licence under the revised Cleaning Business Licensing framework on March 28, 2024.

As further set forth in “Item 4. Information on the Company — B. Business Overview— Legal Proceedings,” a 2019 workplace accident may result in a court conviction by A&P Maintenance. In 2020, A&P Maintenance and Primech Services & Engrg Pte. Ltd. amalgamated to form Primech A&P. Thus, a conviction (for offences under legislation administered by MOM) would have to be disclosed to NEA in connection with Primech A&P’s Clean Mark Gold Award and subsequent application for a renewal of its class 1 licence under the revised Cleaning Business Licensing framework. We have been advised by the solicitors to A&P Maintenance in connection with the 2019 workplace accident that this technicality will not in and of itself result in Primech A&P’s Clean Mark Gold Award being revoked prior to expiry, but we cannot assure you that this unfortunate accident will not cause Primech A&P’s Clean Mark Gold Award and/or class 1 license to be revoked prior to its expiry, or will not cause Primech A&P to fail in renewing its class 1 license when it expires in May 2026. Revocation of the Clean Mark Gold Award and/or the non-renewal or revocation of the class 1 licence could result in a breach of existing cleaning contracts, and/or disqualify Primech A&P from entering into or tendering for certain future cleaning contracts, which in turn could have a material adverse effect on our business and results of operations in the future.

Our Group does not have a long operating history as an integrated group.

Our Company was incorporated as a holding company on December 29, 2020; and starting in 2018 our Major Shareholder, Sapphire Universe acquired Primech Services & Engrg, A&P Maintenance, Acteef Cleaning, Maint-Kleen, and we acquired CSG and Princeston International in 2021. While our subsidiaries have been in operation between approximately two and thirty years, we do not have a long history of running an integrated group with standardized policies and procedures and on which our past performance may be judged.

There is no assurance that our future expansion and other growth plans will be successful.

As part of our future plans, we intend to expand our current facilities services into specialized services, or provide additional services such as landscaping and security services. We may expand our range of services organically, or inorganically through franchising, joint ventures, acquisitions and/or strategic alliances.

As such, we may be subject to risks related to the expansion of our Group such as, among others:

●	the availability of sufficient funds;

●	difficulties arising from operating a significantly larger and more complex organization;

●	difficulties in entering into new businesses for which we may not be as or at all familiar;

●	difficulties in integrating the assets and the business operations of the subsidiaries and strategic alliances cohesively;

●	failure to realize expected profitability or growth;

●	failure to realize expected synergies and cost savings; and

●	unforeseen legal, regulatory, contractual, labor or other issues whether in Singapore or elsewhere.

We may also enter into new geographic markets, depending on the demand for our services as well as opportunities for growth. See section titled “Item 4. Information on the Company — B. Business Overview — Our Business Strategies and Future Plans” for further details. Overseas expansion involves numerous risks, including but not limited to legal and regulatory risks and financial costs. We cannot assure you that our operations in new geographic markets will be profitable. In addition to the above, geographic expansion will require substantial management dedication and efforts which may require significant additional expenditures. The successful implementation of our growth strategies depends on a variety of factors including our ability to hire and retain key management personnel, negotiate attractive terms for such acquisitions or expansions that may command high valuations, and obtain sufficient financing for our capital expenditures. There is no assurance that we will be able to obtain the required financing or that we will continue to have sufficient cash flow to fund our Group’s expansion. The abovementioned challenges associated with our growth plans may place increased demands on our management and on our operational systems and other resources, and could also increase our exposure to unanticipated risks and liabilities.

As such, there is no assurance that our Group will be successful in implementing our future plans or that we will be able to realize the profits, growth, or synergies expected from our Group’s expansion. In the event that we are unable to effectively or successfully execute our expansion strategies, our business, financial condition, results of operations and prospects may be materially and adversely affected.

There is no assurance that our existing service contracts for facilities services will be renewed upon expiry or that we will be successful in securing new service contracts.

We derive the majority of our revenue from the provision of facilities services, which accounted for 77.2% of our revenue in FY 2024 and 80.8% of our revenue in FY 2023.

To the extent that the demand for our facilities services, particularly in Singapore, is adversely affected for any reasons, our business, financial condition and results of operations could be materially and adversely affected.

For facilities services, our service contracts with our customers are typically for a term of two to four years and may provide for an option to renew or extend for an additional term (typically two years). There is no assurance that our existing service contracts will be renewed or extended by our customers on the exact same terms, or at all. In order to secure facilities services contracts, we typically have to participate in a tender process, or provide quotes for our services. This is a competitive process for which our customers take into account, among other things, the prior performance, financial capability, reputation, accreditations and certifications of each potential contractor before deciding which contractor to appoint. Competition for such tenders is typically high. Accordingly, there is no assurance that we will be successful in securing new facilities services contracts. To the extent we are unable to secure new facilities contracts as our existing service contracts expire, our profitability and prospects could be materially and adversely affected.

Depending on customers’ demand for our services, if less of our service is required, our customers may re-negotiate to lower the fees payable to us under their service contracts with us. Further, our facilities services contracts typically permit our customers to terminate our service without cause by providing an agreed upon prior notice. If a substantial number of our service contracts are terminated early for any reason, and we are unable to secure new service contracts in a timely manner, this could have a material adverse effect on our business, financial condition, results of operations and prospects. For example, due to the COVID-19 pandemic leading to a slowdown in the hospitality and aviation industries, most of our service contracts for stewarding services and with Singapore Changi Airport were modified to reduce the scope of our services, which led to a decrease in our revenue by $2.5 million and $3.5 million, respectively, from FY 2020 to FY 2021 and had a material adverse effect on our results of operations.

Our current strategy to expand into the installation of electric vehicle (EV) charging infrastructure is limited to participation in a pilot program and potential minority investment(s).

One of our business strategies is to expand our portfolio of services to include, among others, eco-solutions. To this end, we joined a consortium with third parties who have extensive experience in the EV charging and energy solutions sectors to submit a tender with the Singapore government to install EV charging infrastructure at various public cark parks in Singapore. The consortium was awarded the pilot tender by the government of Singapore to install EV charging infrastructure in approximately 150 public car parks in the North and North-East regions in Singapore. While we are familiar with submitting tenders to government authorities and executing government projects, we are reliant on our consortium collaborators such as Charge+ Pte. Ltd. (“Charge+”) (an EV charging solution provider in Singapore and Southeast Asia) for their experience in the EV industry. We and the other consortium members entered into agreements with the Singapore government relating to the EV project; these agreements provide that each consortium member, as a service provider, is jointly and severally responsible to the authorities for the due performance of the agreements. We subsequently entered into a Deed of Confirmation and Acknowledgement dated May 24, 2022 (the “Deed of Confirmation”) with our consortium collaborators which provides that (i) Charge+ shall at its own cost and expense, carry out and complete all works in connection with this project, (ii) Charge+ shall pay all concession and other fees payable and due to the Singapore authorities in connection with this project, (iii) we have no financial obligations to Charge+ or the other members of the consortium and (iv) Charge+ shall be entitled to all revenues received in connection with this project. Notwithstanding the Deed of Confirmation, each consortium member (including us) remains jointly and severally responsible to the authorities for the due performance of the agreements. The Singapore government is not a party to the Deed of Confirmation and the Deed of Confirmation does not extinguish the Company’s financial or operational obligations to the Singapore government. Therefore, if Charge+ was to default on its obligations under the agreements with the Singapore government relating to the EV project and Deed of Confirmation with respect to these costs, we estimate that the financial obligations to be borne by the other three consortium collaborators (including us) would not exceed US$3.3 million (SGD 4.4 million) over the next twelve years, comprised of no more than US$1.5 million (SGD 2 million) for the installation of the remaining charging stations and operating costs of no more than US$150,000 (SGD 200,000) per year for the next twelve years. See “Item 4. Information on the Company — B. Business Overview — Our Business Strategies and Future Plans” for more information.

We do not own or operate an EV charging function.

As we are not in the business of manufacturing or operating EV technology, our participation is limited to efforts of the types described above.

Our service contracts typically contain liquidated damages clauses, and our customers have in the past and may in the future request for liquidated damages if we fail to comply or observe certain contractual requirements.

Our service contracts with our customers typically contain liquidated damages clauses. If we fail to meet the requirements prescribed in the service contracts such as the inability to fulfil the required standard of cleanliness desired by our customers whether from shortage of personnel and/or other operational mishaps such as delays in cleaning schedules or deviations from customer instructions, our customers may require us to pay ascertained monetary damages, and/or they may deduct any such damages from our security deposit with them or any monies due or payable to us. In FY 2024 and FY 2023, we incurred an aggregate cost of approximately $0.6 million and   $1.1 million, respectively, in liquidated damages. In the event that substantial liquidated damages are imposed on us, this may have material adverse effect on our business, financial condition, results of operations and prospects.

The loss of or reduction of Singapore government grants and/or subsidies could reduce our profits.

We from time to time receive certain Singapore government grants and/or subsidies in connection with, among others, the wages of our employees (such as the Special Employment Credit and the Wage Credit Scheme) as well as the purchase of technological equipment. For FY 2024 and FY 2023, our Singapore government grants amounted to $2.8 million and $4.6 million, respectively.

The provision of such grants and/or subsidies is at the sole discretion of the government depending on, among other things, public interest and political factors, and is not guaranteed.

There is no assurance that the Singapore government will provide such grants and/or benefits in future periods of economic uncertainty.

We have tendered bids and quoted for service contracts based on factors such as the prevailing market conditions and the availability of Singapore government grants and/or subsidies. Any further reduction in the amount of government grants and/or subsidies received may render certain of our ongoing projects unprofitable and this would have a material adverse effect on our business, financial condition, results of operations and prospects. Our increased use of technological equipment such as cleaning robots is also supported by specific Singapore government grants. We cannot predict whether we or our subsidiaries will continue to benefit from such grants and/or subsidies, and there is no guarantee that we can continue to receive Singapore government grants in the future. In the event that these Singapore government grants and/or subsidies fall away and we are unable to find alternative funding on same or similar favorable terms, our plans to expand our service capacity through capital expenditure on cleaning robots may not be successful and our financial condition and operating results may suffer. Further, it is uncertain whether we will be able to benefit from Singapore government grants, or any other grants or subsidies, in respect of any expansion of our business or any jobs performed by us outside Singapore.

We may suffer from cost overruns as our fees are typically agreed upon submission of tender or quotation.

We typically enter into service contracts whereby the contract value is fixed upon submission of a tender or quotation. A tender is proffered by us in a competitive bidding process, and a quotation is given directly by us to a potential client. We would take into consideration, among other things, the needs and expectations of the customers, the need for procurement of additional resources (such as manpower, equipment or supplies) and other logistical arrangements, the need for engaging sub-contractors, as well as prevailing Singapore government grants and/or subsidies.

The accuracy of our contract proposals is subject to our Group’s experience and expertise in assessing the tender or quotation requirements. However, the tender or quotation process may be carried out approximately one (1) to three (3) months prior to entry into the final service contract and the rendering of our services. During this period, we may face unforeseen circumstances such as changes in the cost of labor, equipment or supplies, regulatory changes, and other unforeseen circumstances which may result in cost overruns. Any increase in costs of labor, equipment or supplies, or the incurrence of additional sub-contractor fees during the term of the service contract, would be borne by us. If we are unable to control costs or manage our costs within our estimates, this may materially and adversely affect our results of operations and financial condition.

We are exposed to the credit risks of our customers and we may experience delays or defaults in collecting our receivables, and thus we face liquidity risks.

We extend our credit terms of between 30 and 90 days depending on the creditworthiness of our customers. As at March 31, 2024 and 2023, accounts receivable were approximately $18.4 million and $15.4 million, respectively, and our average accounts receivable turnover days were 85 days and 72 days, respectively. Our total amount of reserve for uncollectible amounts of trade and other receivables were approximately $448,000 and $454,000 in FY 2024 and FY 2023, respectively.

We face uncertainties over the timeliness of our customers’ payments and their ability to pay. Our customers’ ability to pay may be affected by events or circumstances that are difficult to foresee or anticipate, such as a decline in their business or an economic downturn. Hence, there can be no assurance that we will be able to collect our trade debts fully or within a reasonable period of time.

As such, our financial condition and results of operations are dependent, to a certain extent, on the creditworthiness of our customers. If there are any unforeseen circumstances affecting our customers’ ability or willingness to pay us, we may experience payment delays or non-payment. In such events, our Group’s liquidity, cash flows and working capital may be adversely affected.

Our business involves inherent industrial risks and occupational hazards, the materialization of which may adversely affect our business operations and financial results.

Our business involves inherent industrial risks and occupational hazards, which may not be wholly eliminated or preventable through the implementation of safety measures. Our industry is labor-intensive by nature and our workers are required to perform certain tasks that present risks and dangers, such as working at a considerable height above ground, cleaning slippery floors, working in environments which may be dusty or dirty and may contain viruses or bacteria, carrying heavy objects, coming into contact with cleaning chemicals such as bleach and detergents, and operating motor vehicles and cleaning machinery.

In addition, we are liable under the WICA and under Singapore common law to compensate employees (including sub-contractors’ employees) who suffer bodily injuries or death as a result of accidents or who contract occupational diseases arising out of and in the course of their employment with us. We may also face claims from third parties from time to time including those who suffer personal injuries at premises where we provide services. Thus, we may from time to time be involved in material disputes with various parties in the ordinary course of our business. Such complaints, allegations and legal actions, regardless of their merit, may result in public scrutiny and negative publicity, thereby harming the standing and market reputation of our Group. In the event that claims are brought against us, whether with or without merit, the resulting litigation, arbitration, administrative or other legal proceedings could be time consuming and costly.

While we have implemented QEHS procedures, there is no assurance of compliance therewith by our employees at all times or that they will not be exposed to risks or dangers related to their work activities, such as illnesses from diseases or viruses, or physical injuries arising from equipment failure or industrial accidents. In the event that such risks or dangers materialize, we may be subject to inquiries and investigations by the relevant authorities, thus disrupting our business and damaging our reputation, which may also affect the validity of our relevant licenses, permits and/or approvals, business, financial condition, results of operations and prospects. Please refer to the section titled “Item 4. Information on the Company — B. Business Overview — Legal Proceedings” of this Annual Report for further details.

Our operations are also exposed to the risk of equipment failure, failure by our employees to follow procedures and protocols, as well as risks inherent in operating equipment and machinery, resulting in damage to or loss of any relevant machines, equipment or facilities or to personal injury. A major operational failure could result in substantial loss of life and/or serious injury, damage to or loss of machines, equipment or facilities, protracted legal disputes and damage to our reputation. Further, our contracts provide that our customers can suspend or refuse services in the event that their operations are affected by events of force majeure. In the event of operational or equipment failure, we may be forced to cease part of our operations and we may be subject to any penalty or incur extra costs or expenses in any dispute as a result of such operational or equipment failure. As a result, the business, financial condition and results of operations of our Group may be materially and adversely affected.

We depend on certain equipment to perform our facilities services and are subject to associated risks of maintenance and obsolescence.

We utilize cleaning robots in the provision of our facilities services. We purchase these robots from third parties, and they typically come with a manufacturer’s warranty of one year. In the event that any necessary repairs are not covered by the manufacturer’s warranty or such warranty has expired, we would be required to pay for the costs of repair, which could be a significant amount.

Further, our cleaning robots may face obsolescence due to rapid technological developments and the emergence of alternative innovations. To the extent that our equipment faces obsolescence before the end of their expected useful lives, we may be subject to impairment losses. Changes and advancements in technology may require us to replace and upgrade our equipment at an earlier stage than expected. As a result, we may incur significant additional capital expenditure.

We are exposed to legal or other proceedings or to other disputes or claims.

In the event that our customers do not make payment in a timely manner, we may seek to enforce our contractual rights and seek recourse via litigation or arbitration. These legal procedures are time-consuming and the settlement of a contract dispute may require additional financial and other resources. Failure to secure adequate payments in time or to manage past due receivables effectively could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Further, disputes and claims may arise, from time to time, between our Group and our customers, suppliers or sub-contractors for various reasons such as delays, unsatisfactory service delivery and alleged breaches of service contracts. Due to the nature of our services, we have, from time to time, been the subject of workplace safety and/or negligence claims from employees and/or members of the public. These disputes, if remain unresolved or worsen, may eventually result in legal or other proceedings and therefore cause disruptions and delays to our operations, in addition to the extra costs that may be incurred in their settlement or other resolution. Our resources may also be diverted to defend the claims, thereby adversely affecting our Group’s business, financial condition, results of operations and prospects.

In the event that we are unable to resolve the aforementioned disputes or claims satisfactorily in a timely manner or at all, our Group’s business, financial condition and results of operation may be materially and adversely affected. Please refer to the section titled “Item 4. Information on the Company — B. Business Overview  — Legal Proceedings” of this Annual Report for further details.

Our insurance coverage may not cover all our damages and losses.

We maintain insurance policies to provide insurance coverage of our business operations. We expect to renew our insurance policies, such as our insurance policy for work injury compensation on an annual basis and there is no assurance that we will be able to renew all of our policies or obtain new policies on similar terms.

The nature of our business operations entails inherent risks such as risk of fire, theft and property loss at the worksites during the course of our service contracts or during the delivery of our services. Also, we do not have key man insurance to cover the loss of key personnel. While our Directors believe that we have sufficient insurance coverage for our business operations in line with industry standards and business practices in Singapore and although we may be able to increase our insurance coverage when required, there is no assurance that our existing or future insurance coverage will be sufficient to indemnify us against all potential losses.

As a public company, we expect the laws, rules and regulations governing U.S. public companies will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

In the event that our existing insurance coverage is insufficient to indemnify us against all or any losses, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We are dependent on our ability to retain existing senior management personnel and to attract new qualified management personnel.

Our continued success is highly dependent on our ability to retain our senior management personnel, who are responsible for key aspects of our business, including but not limited to maintaining customer relationships, developing new business opportunities, finance and project management. Our Executive Officers have an average of 19   years’ experience in the facilities services industry, and their knowledge, skills and extensive experience in our industry, business relationships with our customers, and ability to manage existing and develop new customer relationships have been important to the growth of our Group. If any of our key management personnel cease to be involved with our Group in the future and we are unable to find suitable replacements in a timely manner, this may cause disruptions to our business operations and our business, financial condition, results of operations and prospects may be adversely affected.

The success and growth of our Group also depends on our ability to identify, hire, train and retain suitable, skilled and qualified key management personnel. If we are unable to hire and retain employees from different sectors apart from the facilities services industry, such as hires with technology, finance, human resources and business development capabilities, our ability to build up our key management personnel team may be limited to a certain extent.

The appeal of our services is reliant, to some extent, on maintaining and protecting the brand names and trademarks in our business.

Our business is sensitive to customer perception of the quality and safety of our services and products. In the event of any misuse of our brand and/or trademarks (which may include misuse by our sub-contractors, our employees or unrelated third parties), or in the event we fail to detect, deter and prevent trademark, related misconduct, or otherwise fail to effectively protect our brand and/or trademarks, our reputation could be damaged, resulting in our business, financial condition, results of operations and prospects being materially and adversely affected.

We are exposed to risks of infringement of our intellectual property rights and the unauthorized use of our trademarks by third parties and we may face litigation suits for intellectual property infringement.

We believe our trademarks are well recognized by our customers and in the industries we are operating in, which reflects our reliable and quality services that have contributed to our success. It is possible that our competitors or other third parties may adopt trademarks similar to ours, which may lead to brand confusion. If we fail to effectively protect our trademarks and other intellectual property, generally or against specific third party infringement, our intellectual property rights could be negatively affected and our customers may have a negative impression of our service quality which in turn may have an adverse impact on our Group’s reputation, prospects, business and financial results.

There is also no assurance that we will not be sued for any potential infringement of any intellectual property rights of third parties in the future. In the event of any claims or litigation involving infringement of the intellectual property rights of third parties, whether with or without merit, we may be required to divert a significant amount of our time and resources to defend or attend to any possible litigation or legal proceedings. As a result, our reputation, business and financial results may be adversely affected.

We could incur substantial costs as a result of data protection concerns or IT systems disruption or failure.

While we have not been the subject of any cyber-attacks or IT system failures that have had a material impact on our Group, our business may be impacted by such attacks or system failures in the future. Cybersecurity attacks, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and corruption of data. A cyberattack or system failure may result in operational downtimes and/or delays, which may have a detrimental impact on our ability to provide services to our customers. In addition, we utilize cleaning robots in the provision of our facilities services and we have established online booking platforms (web based and mobile applications) for our HomeHelpy business, and any failure of these systems could disrupt our daily operations and lead to delays of our provision of services or loss in our revenues.

We handle the personal data of customers in the ordinary course of providing cleaning services to individual customers. The collection and use of such personal data is governed by personal data protection laws in Singapore, in particular the Personal Data Protection Act 2012 (No. 26 of 2012). While we have implemented measures to protect sensitive information and confidential and personal data and comply with applicable laws, rules and regulations, our facilities and systems may be vulnerable to security breaches and other data loss, including cyber-attacks. In addition, it is not possible to predict the impact on our business of any future loss, alteration or misappropriation of information in our possession related to us, our employees, former employees, customers, suppliers or others. This could lead to negative publicity, legal claims, theft, modification or destruction of proprietary or other key information, damage to or inaccessibility of critical systems, operational downtimes and/or delays and other significant costs, which could adversely affect our business, financial condition, results of operations and prospects.

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.

Our business involves the collection, storage, processing and transmission of customers’ business data. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology, or IT, systems, some of which have involved sophisticated and highly targeted cybersecurity attacks, including on portions of their websites or infrastructure. We may also be subjected to breaches of cybersecurity by hackers. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Concerns about cybersecurity are increased when we transmit information. Electronic transmissions can also be subjected to cybersecurity attacks, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other cybersecurity attacks could be targeted against us for a variety of purposes, including interfering with our products and services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liabilities, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

Our encryption of data and other protective measures may not prevent unauthorized access or use of sensitive data. A breach of our system or that of one of our associated participants may subject us to material losses or liability. A misuse of such data or a cybersecurity breach could harm our reputation and deter customers from using our products and services, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liabilities, increase our risk of regulatory scrutiny, subject us to lawsuits, result in the imposition of material penalties and fines under applying laws or regulations.

We cannot assure that there are written agreements in place with every associated participant or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us or our customers to obtain reimbursement in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material and adverse effect on our business, financial condition and results of operations.

Cybersecurity attack incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring and we could be subject to manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material and adverse effect on our business, financial condition and results of operations.

The value of our intangible assets and costs of investment may become impaired.

As a result of our past acquisitions carried out pursuant to the Restructuring Exercise in 2021, goodwill and other intangible assets represented a portion of our assets. Goodwill and other intangible assets (comprising customer contracts and customer relationships) were approximately $0.7 million and $0.8 million as at March 31, 2024 and 2023, respectively, representing approximately 1.5% and 1.8% of our total assets. During FY2023, we determined there was an impairment charge of approximately $138,000   related to the recorded goodwill relating to the acquisition of Maint-Kleen. For the year ended March 31, 2024, we determined there was no impairment of our remaining recorded goodwill. If we make additional acquisitions, it is likely that we will record additional intangible assets such as goodwill on our consolidated statement of financial position.

Other intangible assets are amortized over their estimated useful lives. In accordance with applicable accounting standards, we periodically evaluate our goodwill and other intangible assets to determine whether all or a portion of their carrying values may no longer be recoverable, in which case a charge to the profit or loss statement may be necessary. Such impairment testing is complex and requires us to make assumptions and judgments regarding the estimated recoverable amount of our cash-generating units to which the goodwill is allocated. If estimated recoverable amounts are less than the carrying values for goodwill in future annual impairment tests, we may be required to record impairment losses in future periods. Any future evaluations requiring an impairment of our goodwill could materially affect our results of operations and shareholders’ equity in the period in which the impairment occurs. A material decrease in shareholders’ equity could, in turn, potentially impact our ability to pay dividends.

Our historical financial and operating results are not a guarantee of our future performance.

Our annual and periodic financial results vary from year-to-year and from period-to-period, in response to a number of factors that we cannot predict, such as general business outlook and sentiment, economic market conditions, employment rates, inflation and interest rates and consumer confidence. As such, we believe that our annual and periodic financial results are not a guarantee of our future economic performance and undue reliance should not be placed on such results for future speculative purposes.

We may be exposed to liabilities under applicable anti-corruption laws and any determination that we violated these laws could have a materially adverse effect on our business.

We are subject to various anti-corruption laws that prohibit companies and their agents from making improper payments or offers of payments for the purpose of obtaining or retaining business. We may conduct business in countries and regions that are generally recognized as potentially more corrupt business environments. Activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of various anti-corruption laws, including the Prevention of Corruption Act 1960 of Singapore (the “PCA”) and the United States Foreign Corrupt Practices Act (the “FCPA”). We have implemented safeguards and policies to discourage these practices by our employees and agents but we cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by our employees or agents. If our employees or agents violate our policies or we fail to maintain adequate record keeping and internal accounting practices to accurately record our transactions, we may be subject to regulatory sanctions. Violations of the PCA or the FCPA or other anti-corruption laws, or allegations of any such acts, could damage our reputation and subject us to civil or criminal investigations in Singapore, the United States and in other jurisdictions. Those and any related shareholder lawsuits could lead to substantial civil and criminal, monetary and non-monetary penalties and cause us to incur significant legal and investigatory fees which could adversely affect our business, consolidated financial condition and results of operations.

Any inability by us to consummate and effectively integrate acquisitions into our business operations may adversely affect our results of operations.

We invest time and resources into carefully assessing opportunities for acquisitions, and we continue to evaluate potential acquisition opportunities to support, strengthen and grow our business, including potentially in the near term. For example, since 2020 we have acquired Maint-Kleen, CSG and Princeston International. Despite diligence and integration planning, acquisitions still present certain risks, including the time and economic costs of integrating an acquisition’s technology, control and financial systems, unforeseen liabilities, and difficulties in bringing together different work cultures and personnel. Although we have previously completed several acquisitions, there can be no assurance that we will be able to locate suitable acquisition candidates, acquire possible acquisition candidates, acquire such candidates on commercially reasonable terms, or integrate acquired businesses successfully in the future. Future acquisitions, including those we may consummate in the near term, may require us to incur additional debt and contingent liabilities, which may adversely affect our business, results of operations and consolidated financial condition. The process of integrating acquired businesses into our existing operations may result in operating, contractual and supply chain difficulties, such as the failure to retain customers or management personnel. Such difficulties may divert significant financial, operational and managerial resources from our existing operations, and make it more difficult to achieve our operating and strategic objectives.

We may be subject to claims against us relating to any acquisition or business combination.

There may be liabilities assumed in any acquisition or business combination that we did not discover or that we underestimated in the course of performing our due diligence. Although a seller generally will have indemnification obligations in favor of us under an acquisition or merger agreement, these obligations will usually be subject to financial limitations, such as general deductibles and maximum recovery amounts, as well as time limitations. We cannot ensure that our right to indemnification from any sellers will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the amount of any undiscovered or underestimated liabilities that we may incur. Any such liabilities, individually or collectively, could have a material and adverse effect on our prospects, business and financial results.

We have since the IPO incurred, and we will continue to incur, significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We have since the IPO incurred, and we will continue to incur, significant legal, accounting, insurance and other expenses as a result of being a public company. Laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act of 2010, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and Nasdaq, have, since the IPO, significantly increased our costs as well as the time that must be devoted to compliance matters. We expect that continued compliance with these laws, rules, regulations and standards will substantially increase our expenses as compared to our expenses prior to the IPO, including our legal and accounting costs, and make some of our operating activities more time-consuming and costly. These public company obligations also will require attention from our senior management and could divert their attention away from the day-to-day management of our business. We also expect these laws, rules, regulations and standards to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as officers. If we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Shares, fines, sanctions and other regulatory actions and potential civil litigation.

If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to timely produce accurate financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal disclosure controls and procedures over our financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in our reports that we will file with the SEC will be recorded, processed, summarized, and reported within the time periods and as otherwise specified in SEC rules, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal Executive Officers and financial officers. We are also continuing to improve our internal controls over financial reporting.

Ensuring that we have effective disclosure controls and procedures and internal controls over financial reporting in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be re-evaluated frequently. Our internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Beginning with our second annual report on Form 20-F after we become a company whose securities are publicly listed in the United States, we may be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to make a formal assessment of the effectiveness of our internal controls over financial reporting, and once we cease to be an emerging growth company, we will be required to include an attestation report on internal controls over financial reporting issued by our Independent Registered Public Accounting Firm. During our evaluation of our internal controls, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls over financial reporting are effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls over financial reporting in the future. Any failure to maintain internal controls over financial reporting could severely inhibit our ability to accurately report our financial condition, or results of operations.

We do not expect to be subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.

As a foreign private issuer, we are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow Singapore corporate law with regards to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.

In addition, our Audit Committee is not subject to additional Nasdaq requirements applicable to listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to the Company under relevant SEC rules. Nasdaq’s corporate governance rules require listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of shares, which the Company is not required to follow as a foreign private issuer. However, we voluntarily have a majority of independent directors and our audit committee will consist of three independent directors.

Negative publicity relating to our Group or our Directors, Executive Officers or Major Shareholders may materially and adversely affect our reputation and Share price.

Negative publicity or announcements relating to our Group or any of our Directors, Executive Officers or Major Shareholders, whether with or without merit, may materially and adversely affect the reputation and goodwill of our Group in our industry, consequently affecting our relationships with our customers, suppliers and sub-contractors. In addition, such negative publicity may affect market perception of our Group and the performance of our Share price.

Negative publicity or announcements may include, among others, newspaper reports of accidents at our work sites, unsuccessful attempts in joint ventures, acquisitions or take-overs, any involvement we may have in litigation or insolvency proceedings, and unfavorable or negative articles on any of our Directors, Executive Officers or Major Shareholders. Any claims and legal actions brought forward by our customers may also have a negative impact on our brand image. If our customers, suppliers and sub-contractors subsequently lose confidence in us, this could result in the termination of business relationships or fewer referrals or invitations to tender or quote for facilities services or other contracts. To this end, our business, financial condition, results of operations and prospects may be adversely impacted.

Risks Relating To The Industry In Which We Operate

We operate in a highly regulated industry.

We are required to obtain licenses, permits, approvals and/or certifications for our business operations and there is no guarantee that such licenses, permits, approvals and or certifications can be obtained, renewed or will not be revoked in the future.

The facilities services industry in Singapore is highly regulated. In order to conduct our business operations, we are required to hold various valid licenses, permits, approvals and/or certifications. These licenses, permits, approvals and/or certifications are subject to various terms and conditions, and are renewable on a periodic basis. While we are not aware of any circumstances which might prevent us from renewing our licenses, permits, approvals and/or certifications, there is no guarantee that these will be renewed in a timely basis, or at all.

If we fail to adhere to the stipulated regulatory requirements and/or conditions of our licenses, we may be subject to fines and penalties or be required to take remedial measures; our licenses, permits, approvals and/or certificates may be revoked; and/or additional terms and conditions may be imposed on us. In particular, the Director-General of NEA has discretion to revoke, suspend or impose any other directions or restrictions on the licensee’s cleaning business license if the licensee has gone or is likely to go into compulsory or voluntary liquidation other than for the purpose of amalgamation or reconstruction, or the Director-General becomes aware of a circumstance that would have required or permitted the Director-General to refuse to grant or renew the licensee’s cleaning business license. See section titled “Item 4. Information on the Company — B. Business Overview — Regulations” for further details on material Singapore government regulations applicable to us. The loss of licenses, permits, approvals and/or certifications could disrupt our business operations thereby adversely affecting our business, financial condition, results of operations and prospects.

In Singapore, there are twelve major registration categories, and various “workheads,” administered by the Building & Construction Authority of Singapore, or BCA. The Facilities Management Workheads, also known as “FM,” are the relevant “workheads” applicable to our services. There are several FM sub-categories that affect our Company.

In order to bid for the provision of cleaning services in a public sector project of an unlimited contract size, we would have to continue to maintain a L6 grade registration in respect of the FM02 workhead for “Housekeeping, Cleansing, Desilting and Conservancy” currently held by Primech A&P and Maint-Kleen, and there is no assurance that we will be able to continue to do so. The Singapore government may also introduce new workheads from time to time. For instance, with effect from April 1, 2020, BCA introduced a new FM01 workhead for “Facilities Management” whereby a provider has to provide at least two distinct maintenance services. Such maintenance services include security services, cleaning services, landscaping services and pest control. BCA may also from time to time change the requirements for obtaining the requisite workhead. Any inability to renew or maintain our current workhead grading, or obtain any relevant new workhead grading, may reduce our business opportunities for our Group and have an adverse impact on our business, financial condition, results of operations and prospects.

The cleaning business in Singapore was only subject to license beginning in 2014, when the EPHA was amended to require the licensing of cleaning businesses. Any changes to the existing rules and regulations which govern our business operations may require us to obtain additional licenses and registrations from the relevant Singapore government authorities. To this end, our financial performance may be adversely affected if additional expenses are incurred as part of complying with license and registration requirements. We also cannot guarantee that such additional licenses and registrations will be granted to us in a timely manner, or at all. In the event that there is a delay in obtaining the relevant licenses, we are unable to obtain or renew the necessary licenses or if the necessary licenses are revoked, our business, financial condition, results of operations and prospects may be adversely affected.

We may face employee retention and labor shortage issues due to the labor-intensive nature of the facilities services industry and limited local labor force in Singapore.

At present, the facilities services industry is highly labor-intensive. Labor costs contributed approximately 85.4% and 84.2  % of our direct costs for FY 2024 and FY 2023, respectively. In particular, we are heavily reliant on foreign workers. As of March 31, 2024, approximately 69% of our employees were Singapore citizens and permanent residents, while the remaining 31% employees were foreign workers.

The MOM prescribes a dependency ratio ceiling which sets out the maximum permitted ratio of foreign workers to the total workforce that a company is allowed to hire. Since January 1, 2020, MOM reduced the dependency ratio ceiling for the services sector from 40% to 35%. In addition, we also have to pay levies and performance bonds in respect of our non-traditional source (“NTS”) employees, resulting in increased expenses for our Group.

While the employment of Singapore citizens and permanent residents is not subject to the same restrictions, the employment of such workers in the cleaning, security and landscape sectors must comply with the Progressive Wage Model (“PWM”). The PWM requirements for the cleaning sector took effect from September 1, 2014 and were revised with effect from July 1, 2018, and compliance with these PWM requirements is a licensing condition for cleaning companies. The PWM stipulates monthly minimum basic wages for cleaners performing different types of cleaning jobs (the minimum wage varies depending on the job scope of the cleaner) and provides for yearly wage increases from July 1, 2020 to June 30, 2029. In addition, there is a mandatory PWM bonus payable to cleaners who meet certain criteria. See section titled “Item 4. Information on the Company — B. Business Overview — Regulations — Progressive Wage Model” for further details. There is no assurance that we will be able to pass on any increase in labor costs onto our customers when determining our tender pricing, failing which, our business, financial condition, results and operations and profitability may be materially and adversely affected.

Further, we may also face retention issues as the facilities services industry in Singapore is fragmented with many industry players, who may be able to offer more competitive wages or benefits than us, and our employees are generally not subject to non-compete restrictions and are able to easily move between different employers in the industry. Various factors including labor laws, travel restrictions and competition from other employers may affect our ability to retain existing employees or hire new employees, or to procure additional manpower from sub-contractors when needed. In the event that we are not able to maintain or increase our workforce as needed, we may face a shortage of labor and our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our supply of foreign labor may be affected by the laws, regulations and policies in the countries from which the foreign labor originates.

We are dependent on the supply of foreign labor for our business operations, which is predominantly subject to the supply conditions in foreign labor markets. Our foreign workers are mainly from Malaysia, Bangladesh, Myanmar and China. The supply of foreign labor is affected by the laws, regulations and policies of the countries from which the foreign labor originates. Such laws, regulations and policies or changes thereof or the introduction of additional requirements and/or restrictions by the authorities or governments of these countries may affect the supply of foreign labor and may cause disruptions or delays to our operations and/or increase our labor costs.

For example, we source our foreign labor from foreign labor provision agencies and the laws, regulations and policies of the countries from which the foreign labor originates may require the foreign labor provision agencies to be licensed or meet other requirements before they may arrange for the foreign labor to work abroad. Hence, if these foreign labor provision agencies breach the relevant laws, regulations and policies and have their licenses revoked, we will not be able to source foreign labor from them, and we may not be able to find an alternative foreign labor provision agency. In the event that we are not able to find a suitable supply of foreign labor to meet the requirements of our customers as a result of any of the foregoing factors, our business, financial condition, results of operations and prospects may be adversely affected.

A shortage of reliable sub-contractors may disrupt our business operations and increase our costs and we may be liable for the breaches of our sub-contractors.

In order to manage our service capacity and to complement our service offerings, we may sub-contract portions of our facilities services contracts to external service providers from time to time. For example, we outsource external façade cleaning to specialist cleaners and may from time to time outsource residential space cleaning services to sub-contractors with expertise in condominium cleaning. We also outsource pest control services, landscaping and waste management to sub-contractors with the relevant expertise. While we have oversight of our sub-contractors, we are not be able to control the day-to-day management and operations of our sub-contractors. Pursuant to the terms of the service contracts entered into with our customers, we may be liable for the negligence, omission, or default arising from our sub-contractors as well.

Notably, our engagements with sub-contractors are not exclusive and our sub-contractors are free to take up work with other companies. Where our sub-contractors decide not to work with us or where we are unable to retain them at costs favorable to us, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Although we are selective in engaging sub-contractors, there is a risk that our sub-contractors may fail to meet the standards required by our customers. In the event that we are required to replace a sub-contractor, we may incur higher costs and there may be disruptions or delays to the services rendered to our customers. Consequently, there may be an adverse impact on our reputation and on our business, financial condition, results of operations and prospects.

The facilities services industry in Singapore is highly competitive.

Our success in the facilities services industry will depend on our ability to compete effectively against our competitors on factors such as pricing, quality of services, reliability, reputation and size of operations. We may face more intensive competition in the future from existing competitors and new market entrants, which may be in a better position to expand their market share due to their longer operating histories, larger customer base, ready access to sub-contractors, wider range of services offered, greater financial resources or other factors. See section titled “Item 4. Information on the Company — B. Business Overview — Competition” for further details. There is no assurance that the facilities services industry in Singapore will not see an increase in the number of contractors who possess the requisite accreditation to tender for higher-value facilities services contract, or obtain a cleaning business license, or an increase in the number of contractors who have a similar expertise and track record to us.

The facilities services industry in Singapore may be affected by new initiatives introduced by the relevant regulatory agencies. For example, the NEA introduced the Clean Mark Accreditation Scheme in 2010 as an initiative to recognize businesses that deliver high cleaning standards through the training of workers, use of equipment to improve work processes and fair employment practices, and our subsidiaries, Primech A&P and Maint-Kleen subsequently obtained Clean Mark awards. See section titled “Item 4. Information on the Company — B. Business Overview — Regulations — Enhanced Clean Mark Accreditation Scheme” for further details. If we are unable to capitalize on Singapore government-backed initiatives and adapt or compete against our competitors in the face of such changes, our business, financial condition, results of operations and prospects may be materially and adversely affected.

In order to expand service capacity, certain of our competitors in the facilities services industry have been exploring the use of new cleaning technology that will improve their business, including novel cleaning technology and product developers with specialized technical skills. If we are unable to adapt to and acquire such advances in technology (such as the use of effective green chemicals), we cannot remain competitive, and this may result in lower profit margins and a loss of market share for our Group. There is no assurance that we will be able to compete against our competitors effectively in the future and this could have a material and adverse effect on the business, financial condition, results of operations and prospects of our Group.

Industry consolidation may give our competitors advantage over us, which could result in a loss of customers and/or a reduction of our revenue.

Some of our competitors have made or may make acquisitions or enter into partnerships or other strategic relationships in order to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered competitors may enter our market through acquisitions, partnerships or strategic relationships. Many potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Industry consolidation may result in practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or services functionality. These pressures could result in a reduction in our revenue.

We are subject to risks in connection with the use and storage of cleaning chemicals. In addition, any perceived use of cleaning supplies and/or chemicals that are not environmentally friendly or safe may adversely affect our brand name and the contracts we can successfully bid for.

Certain of the cleaning solutions and chemicals we use in our cleaning and pest control operations are considered “hazardous substances” under the Environmental Protection and Management Act 1999 of Singapore (“EPMA”) and are subject to regulatory control. In particular, we are required under the EPMA and the regulations thereunder to hold a permit to store and use such hazardous substances and comply with certain conditions of storage and disposal. Non-compliance with the relevant laws and regulations may result in fines or imprisonment, and could also reduce our chances of successfully tendering for public contracts, in view of the Singapore government’s preference for environmentally friendly cleaning chemicals. Our inability to successfully tender for public contracts could adversely affect our business, financial position, and results of operations and future prospects.

In the event that the public deems our cleaning solutions and chemicals to be not environmentally friendly or safe, or to be harmful to humans or animals, the demand for our services may reduce. This might happen regardless of whether such claims are justified or not. This in turn can damage our branding and have an adverse impact upon our business, financial position, results of operations and prospects.

New and stricter legislation and regulations may affect our business, financial condition and results of operations.

Our business requires compliance with many laws and regulations. Increased legislative and regulatory activity and burden, particularly in the areas of licensing requirements and immigration and employment regulation, and a more stringent manner in which any of them are applied could significantly impact our business. Failure to comply with these laws and regulations could subject us to lawsuits and other proceedings, and could also lead to damage awards, fines and penalties. We may become involved in a number of legal proceedings and audits, including Singapore government and agency investigations, and consumer, employment, tort and other litigation. The outcome of some of these legal proceedings, audits, and other contingencies could require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition. Additionally, defending against these lawsuits and proceedings may be necessary, which could result in substantial costs and diversion of our senior management’s attention and resources, harming our financial condition. There can be no assurance that any pending or future legal or regulatory proceedings and audits will not harm our business, financial condition and results of operations.

Furthermore, the regulatory environment in which we operate is still developing, and the potential exists for future legislation and regulations to be adopted. These developments may adversely affect the customers to whom, and the markets into which, we sell our products, increase our costs, require additional expenditures to ensure continued regulatory compliance and otherwise negatively affect our business, consolidated financial condition or results of operations, including in ways that cannot yet be foreseen.

Risks Relating To Investments In Singapore Companies

We are incorporated in Singapore, and our Shareholders may have more difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.

Our corporate affairs are governed by our Constitution and by the laws governing companies incorporated in Singapore. The rights of our Shareholders and the responsibilities of the members of our board of directors under Singapore law may be different from those applicable to a corporation incorporated in the United States. Therefore, our public Shareholders may have more difficulty in protecting their interests in connection with actions taken by us, our management, members of our board of directors or our Major Shareholders than they would as shareholders of a corporation incorporated in the United States. For example, controlling shareholders in corporations incorporated in Delaware are subject to fiduciary duties while controlling shareholders in Singapore companies are not subject to such duties.

In addition, only persons who are registered as Shareholders in our register of members are recognized under Singapore law as our Shareholders. Only registered Shareholders have legal standing to institute Shareholder actions against us or otherwise seek to enforce their rights as Shareholders. Investors in our Shares who are not specifically registered as Shareholders in our register of members (for example, where such Shareholders hold Shares indirectly through the Depository Trust Company “DTC”) are required to be registered as Shareholders in our register of members in order to institute or enforce any legal proceedings or claims against us, our directors or our executive officers relating to shareholder rights. The administrative process of becoming a registered Shareholder could result in delays prejudicial to any such legal proceeding or enforcement action. See section titled “Item 10. Additional Information — B. Constitution” for a discussion of certain differences between Singapore and Delaware corporation law.

It may be difficult for you to enforce any judgment obtained in the United States against us, our Directors, Executive Officers or our affiliates.

All of our Directors and Executive Officers reside outside the United States. In addition, all of our assets are located outside the United States. As a result, it may be difficult to enforce in the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the U.S. securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce liabilities based upon U.S. securities laws.

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. It is not clear whether a Singapore court may impose civil liability on us or our directors and officers who reside in Singapore in an action brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States.

In addition, holders of book-entry interests in the Shares (for example, where such Shareholders hold Shares indirectly through the DTC) will be required to be registered Shareholders as reflected in our register of members in order to have standing to bring a Shareholder action and, if successful, to enforce a foreign judgment against us, our Directors or our Executive Officers in the Singapore courts. Any such enforcement action would be subject to applicable Singapore laws. The administrative process of becoming a registered Shareholder could result in delays that could be prejudicial to any legal proceeding or enforcement action. In making a determination as to enforceability of a judgment of a state court or a federal court of the United States, the Singapore courts would have regard to, among other factors, whether the judgment was final and conclusive, given by a court of law of competent jurisdiction, expressed to be for a fixed sum of money, whether it was procured by fraud, or in breach of principles of natural justice, or whether the enforcement thereof would be contrary to public policy.

Accordingly, there can be no assurance that the Singapore courts would enforce against us, our Directors or our Executive Officers, judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

Subject to the general authority to allot and issue new Shares provided by our Shareholders, the Companies Act and our Constitution, our directors may allot and issue new Shares on terms and conditions and for such purposes as may be determined by our Board of Directors in its sole discretion. Any issuance of new Shares would dilute the percentage ownership of existing Shareholders and could adversely impact the market price of our Shares.

Under Singapore law, we may only allot and issue new Shares with the prior approval of our Shareholders at a general meeting. Subject to the general authority to allot and issue new Shares provided by our Shareholders, the provisions of the Companies Act, and our Constitution, we may allot and issue new Shares, to the number of the existing Shares to which such Shareholders are entitled on such terms and conditions as our Directors may think fit to impose. Such terms and conditions may be adverse to the rights of holders of our Shares.

Because new issuances of Shares are subject to Shareholder approval, if a sufficient number of Shares have not been approved for issuance in any given year, we may be delayed in raising capital through equity offerings or delayed or prevented from consummating an acquisition using our Shares. Assuming Shareholders have approved the issuance of Shares, we may seek to raise capital in the future, including to fund acquisitions, future investments and other growth opportunities. We may, for these and other purposes, issue additional Shares or securities convertible into Shares. Any additional issuances of new Shares could dilute the percentage ownership of our existing Shareholders and may also adversely impact the market price of our Shares.

We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.

As a Singapore-incorporated company, we are required to comply with the laws of Singapore, certain of which are capable of extra-territorial application, as well as our Constitution. In particular, we are required to comply with certain provisions of the Securities and Futures Act 2001 of Singapore (the “SFA”), which prohibit certain forms of market conduct and information disclosures, and impose criminal and civil penalties on corporations, directors and officers in respect of any breach of such provisions. In addition, the Singapore Code on Take-Overs and Mergers, or “Singapore Take-over Code”, which specifies, among other things, certain circumstances in which a general offer is to be made upon a change in control of a Singapore-incorporated public company, and further specifies the manner and price at which voluntary and mandatory general offers are to be made.

The laws of Singapore and of the United States differ in certain significant respects. The rights of our Shareholders and the obligations of our Directors and Executive Officers under Singapore law may be different from those applicable to U.S. corporations, including those incorporated in Delaware, in material respects, and our Shareholders may have more difficulty and less clarity in protecting their interests in connection with actions taken by our management, members of our Board of Directors or our Major Shareholders than would otherwise apply to U.S. corporations, including those incorporated in Delaware. See section titled “Item 10. Additional Information — B. Constitution” for a discussion of certain differences between Singapore and Delaware corporation law.

In addition, the application of Singapore law, in particular, the Companies Act may, in certain circumstances, impose more restrictions on us, our Shareholders, Directors and officers than would otherwise be applicable to U.S. corporations, including those incorporated in Delaware. For example, the Companies Act requires a director to act with reasonable degree of diligence in the discharge of the duties of his or her office and, in certain circumstances, imposes criminal liability for specified contraventions of particular statutory requirements or prohibitions. In addition, pursuant to the provisions of the Companies Act, shareholders holding 10% or more of the total number of paid-up shares as at the date of the deposit carrying the right of voting at general meetings (disregarding paid-up shares held as treasury shares) may by depositing a requisition, require our Directors to convene an extraordinary general meeting. If our directors do not within 21 days after the date of deposit of the requisition proceed to convene a meeting, the requisitioning shareholders, or any of them representing more than 50% of the total voting rights represented of all of them, may themselves, proceed to convene such meeting, and we will be liable for the reasonable expenses incurred by such requisitioning shareholders. We are also required by the Companies Act to deduct corresponding amounts from fees or other remuneration payable by us to such of the directors as are in default.

Singapore take-over laws contain provisions that may vary from those in other jurisdictions.

The Singapore Take-over Code applies to, among others, corporations with a primary listing of their equity securities in Singapore. While the Singapore Take-over Code is drafted with, among others, listed public companies in mind, unlisted public companies with more than 50 (fifty) shareholders and net tangible assets of approximately $3.75 million (S$5.0 million) or more, must also observe the letter and spirit of the general principles and rules of the Singapore Take-Over Code, wherever this is possible and appropriate. Public companies with a primary listing overseas may apply to Securities Industry Council (“SIC”) to waive the application of the Singapore Take-over Code. As at the date of this Annual Report, no application has been made to SIC to waive the application of the Singapore Take-over Code in relation to us.

In this regard, the Singapore Take-Over Code contains certain provisions that may possibly delay, deter or prevent a future take-over or change in control of us. Under the Singapore Take-Over Code, except with the consent of SIC, any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with him, in 30% or more of our voting shares is required to extend a take-over offer for all remaining voting shares in accordance with the procedural and other requirements under the Singapore Take-Over Code.

Except with the consent of SIC, such a take-over offer is also required to be made if a person holding between 30% and 50% (both inclusive) of our voting shares, either on his own or together with parties acting in concert with him, acquires additional voting shares representing more than 1% of our voting shares in any six-month period. While the Singapore Take-Over Code seeks to ensure an equality of treatment among shareholders in take-over or merger situations, its provisions could substantially impede the ability of the shareholders to benefit from a change of control and, as a result, may adversely affect the market price of the Shares and the ability to realize any benefit from a potential change of control.

Risks Relating To An Investment In Our Shares

An active trading market for our Ordinary Shares may not continue and the trading price for our Ordinary Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Ordinary Shares will develop or continue. If an active public market for our Ordinary Shares does not continue following the completion of our IPO, the market price and liquidity of our Ordinary Shares may be materially and adversely affected. The public offering price for our Ordinary Shares in our IPO (the “Offer Price”) was determined by negotiation between us and the Placement Agent based upon several factors, and we can provide no assurance that the trading price of our Ordinary Shares after the IPO will not decline below the public offering price. As a result, investors may experience a significant decrease in the value of their Ordinary Shares.

Our share price has been, and could continue to be, volatile. You may lose all or part of your investment, and litigation may be brought against us.

There has been significant volatility in the market price and trading volume of equity securities, which may be unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations could negatively affect the market price of our stock. The market price and volume of our ordinary shares could fluctuate, and in the past has fluctuated, more dramatically than the stock market in general. Since our IPO, the market price of our ordinary shares has ranged from a high of $4.18 per share to a low of $0.5173 per share. There is no assurance that the market price for our Shares will not decline below the Offer Price. The Offer Price was determined after consultation between our Company and the Placement Agent, after taking into consideration, among others, market conditions and estimated market demand for our Shares. The Offer Price may not necessarily be indicative of the market price for our Shares after the completion of our IPO. Investors may not be able to sell their Shares at or above the Offer Price. The prices at which our Shares will trade after our IPO may fluctuate significantly and rapidly as a result of, among others, the following factors, some of which are beyond our control:

●	variation in our results of operations;

●	perceived prospects and future plans for our business and the general outlook of our industry;

●	changes in securities analysts’ estimates of our results of operations and recommendations;

●	announcements by us of significant contracts, acquisitions, strategic alliances or joint ventures or capital commitments;

●	the valuation of publicly-traded companies that are engaged in business activities similar to ours;

●	additions or departures of key personnel;

●	fluctuations in stock market prices and volume;

●	involvement in litigation;

●	general economic and stock market conditions; and

●	discrepancies between our actual operating results and those expected by investors and securities analysts.

There is no guarantee that our Shares will appreciate in value after our IPO or even maintain the price at which you purchased the Shares. You may not realize a return on your investment in our Shares and you may even lose your entire investment in our Shares.

In addition, the stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices of securities. These fluctuations often have been unrelated or disproportionate to the operating performance of publicly-traded companies. In the past, following periods of volatility in the market price of a particular company’s securities, an investor may lose all or part of his or her investment, and litigation has sometimes been brought against that company. If similar litigation is instituted against us, it could result in substantial costs and divert our senior management’s attention and resources from our core business.

Furthermore, since our IPO is being conducted on a “best-efforts” basis and the actual public offering price per Ordinary Share will be determined by and among the Placement Agent, the investors, and us at the time of pricing and, as is typical, may be at a discount to the then-current, per-share market price of our Ordinary Shares, these factors may also negatively affect the market price of our Ordinary Shares.

Our Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Ordinary Shares. In addition, investors of our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines after our IPO or if such investors purchase shares of our Ordinary Shares prior to any price decline.

Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our Company’s financial performance and public image and negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Ordinary Shares and understand the value thereof.

We are a “controlled company” within the meaning of the Nasdaq Listing Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Upon the completion of the IPO we were, and upon completion of our IPO we will continue to be, a “controlled company” as defined under the Nasdaq Listing Rules because Sapphire Universe will own more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our Board of Directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. However, we voluntarily have a majority of independent directors and our audit committee will consist of three independent directors.

Our Shares may trade under $5.00 per share and thus would be known as “penny stock”. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Shares.

Our Shares may trade below $5.00 per share. As a result, our Shares would be known as “penny stock”, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Shares could be considered to be “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Shares, and may negatively affect the ability of holders of our Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the shares is often volatile and you may not be able to buy or sell your shares when you want to.

The trading price of our Shares following the IPO may be subject to rapid and substantial price volatility that may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

The trading price of our Ordinary Shares following the IPO may be subject to rapid and substantial price volatility that may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. Our Ordinary Shares may trade at prices higher or lower than the offering price. There have been recent instances of extreme share price run-ups followed by rapid price declines following initial public offerings, with share price volatility seemingly unrelated to company performance, particularly among companies with relatively smaller public floats, and we expect that such instances may continue and/or increase in the future. Contributing to this risk of volatility are a number of factors. We anticipate our Ordinary Shares will initially be held by a relatively limited number of shareholders and thus, are likely to be more sporadically and thinly traded than those of larger, more established companies. As a consequence of this lack of liquidity, the trading of relatively small quantities of Shares by our shareholders may disproportionately influence the price of those Shares in either direction. The price of our Ordinary Shares could, for example, decline precipitously in the event that a large number of our Shares are sold on the market without commensurate demand as compared to a seasoned issuer that could better absorb those sales without adverse impact on its share price. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their Shares on the market more quickly and at greater discounts than would be the case with the shares of a larger, more established company that has a relatively large public float.

Many of these factors are beyond our control and may decrease the market price of our Ordinary Shares. Such volatility, including any stock run-ups, may be unrelated or disproportionate to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. Accordingly, you could lose all or part of your investment.

There may be circumstances in which the interests of our Major Shareholder(s) could be in conflict with your interests as a Shareholder.

As at the date of this Annual report Sapphire Universe owns 82.23% of our Shares and voting power. Mr. Kin Wai Ho, our Chairman, currently beneficially owns 39.88% of our Shares through his equity ownership in Sapphire Universe. Messrs. Jin Ngee Vernon Kwek and Cyrus Jun Ming Wen currently beneficially own 12.75% and 29.60%,   of our Shares, respectively, through their equity ownership in Sapphire Universe. As a result of this ownership, Messrs. Ho, Kwek and Wen will have significant control and influence over our affairs and their voting power will constitute a quorum of our Shareholders voting on any matter requiring the approval of our Shareholders. Messrs. Ho, Kwek and Wen will continue to have significant influence over our affairs for the foreseeable future, including with respect to the nomination and election of Directors, the issuance of additional Shares or payment of dividends, the consummation of significant corporate transactions, such as the adoption of amendments to our Constitution and organizational regulations and approval of mergers or sales of substantially all of our assets.

In certain circumstances, the interests of Sapphire Universe as a Major Shareholder, and of each of Messrs. Ho, Kwek and Wen as significant indirect Shareholders, may conflict with the interests of our other Shareholders. Accordingly, this concentration of ownership may harm the market price of our Shares by, among other things:

●	delaying, defending, or preventing a change of control, even at a per share price that is in excess of the then current price of our Shares;

●	impeding a merger, consolidation, takeover, or other business combination involving us, even at a per share price that is in excess of the then current price of our Shares; or

●	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even at a per share price that is in excess of the then current price of our Shares.

Any of Sapphire Universe, Mr. Ho, Mr. Kwek and Mr. Wen may also cause corporate actions to be taken that conflict with the interests of our other Shareholders.

Future issuance of Shares by us and sale of Shares by our existing Shareholders may adversely affect the price of our Shares.

There will be no restriction on the ability of our Shareholders to sell their Shares. In the event we issue, or our Shareholders sell, substantial amounts of our Shares in the public market following the IPO, the price of our Shares may be adversely affected. Any resulting downward pressure on the price of our Shares may also make it difficult for us to issue new Shares and raise the necessary funds in the future at a time and price we deem appropriate. In addition, the price of our Shares may be adversely affected if our Shareholders subject to moratorium sell their Shares upon the expiry of the relevant moratorium periods.

We may require additional funding in the form of equity or debt for our future growth which will cause dilution in Shareholders’ equity interest.

We may pursue opportunities to grow our business through joint ventures, strategic alliance, acquisitions or investment opportunities. However, there can be no assurance that we will be able to obtain additional funding on terms that are acceptable to us or at all. If we are unable to do so, our future plans and growth may be adversely affected.

An issue of Shares or other securities to raise funds will dilute Shareholders’ equity interests and may, in the case of a rights issue, require additional investments by Shareholders. Further, an issue of Shares below the then prevailing market price will also affect the value of Shares then held by investors.

Dilution in Shareholders’ equity interests may occur even if the issue of shares is at a premium to the market price. In addition, any additional debt funding may restrict our freedom to operate our business as it may have conditions that:

●	limit our ability to pay dividends or require us to seek consents for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a portion of our cash flow from operations to repayments of our debt, thereby reducing the availability of our cash flow for capital expenditures, working capital and other general corporate purposes; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

The current disruptions, volatility or uncertainty of the credit markets could limit our ability to borrow funds or cause our borrowings to be more expensive in the future. As such, we may be forced to pay unattractive interest rates, thereby increasing our interest expense, decreasing our profitability and reducing our financial flexibility if we take on additional debt financing.

Investors may not be able to participate in future issues or certain other equity issues of our Shares.

In the event that we issue new Shares, we may be under an obligation to offer those Shares to our existing Shareholders at the time of issue unless the approval of our Shareholders is obtained at a general meeting. If we elect to conduct a rights issue or certain other equity issues, we will have the discretion and may also be subject to certain regulations as to the procedures to be followed in making such rights available to Shareholders or in disposing of such rights for the benefit of such Shareholders and making the net proceeds available to them. In addition, we may not offer such rights to our existing Shareholders having an address in jurisdictions outside of Singapore.

Accordingly, certain Shareholders may be unable to participate in future equity offerings by us and may experience dilution in their shareholdings as a result.

We may not be able to pay dividends in the future.

Subject to the Companies Act and our Constitution, our Board of Directors has complete discretion as to whether to declare and distribute dividends. Our ability to declare dividends to our Shareholders in the future will be contingent on multiple factors, including our future financial performance, distributable reserves of our Company, current and anticipated cash needs, capital requirements, our ability to implement our future plans, contractual, legal and tax restrictions, regulatory, competitive, technical and other factors such as general economic conditions, demand for and selling prices of our products and services, the ability of our subsidiaries to distribute funds to us, and other factors exclusive to the facilities services industry. Our existing and future loan arrangements with any financial institutions may also limit when and how much dividends we can declare and pay out. Any of these factors could have a material adverse effect on our business, financial position and results of operations, and hence there is no assurance that we will be able to pay dividends to our Shareholders.

If we fail to meet applicable listing requirements, Nasdaq may delist our Shares from trading, in which case the liquidity and market price of our Shares could decline.

We cannot assure you that we will continue to be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Shares, we and our Shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Shares;

●	reduced liquidity for our Shares;

●	a determination that our Shares are “penny stock”, which would require brokers trading in our Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

Upon the closing of the IPO, we have been reporting under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, Directors and principal Shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our Shareholders may not know on a timely basis when our officers, directors and principal Shareholders purchase or sell our Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors and officers liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, Directors and Major Shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets, and looking through certain 25% or more-owned subsidiaries) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the IPO. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See section titled “Item 10. Additional Information — Taxation — United States Federal Income Tax Considerations” of this Annual Report.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

If a trading market for our securities develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our securities will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate Structure

The structure of our Group as at the date of this Annual Report is as follows:

Corporate History

Our Company was incorporated on December 29, 2020 as a private company limited by shares under the name “Primech Holdings Pte. Ltd.”. On May 11, 2023, we changed our corporate name from “Primech Holdings Pte. Ltd.” to “Primech Holdings Ltd.”

In 2018, Sapphire Universe, one of our Major Shareholders, acquired Primech Services & Engrg Pte Ltd, A&P Maintenance and Acteef Cleaning, in three separate transactions. Each of these companies had, prior to their acquisition, already been operating for approximately 30 years or more. Historically, Primech Services & Engrg was focused on providing cleaning services to Singapore Changi Airport and educational institutions, while A&P Maintenance and Acteef Cleaning were focused on providing cleaning services to offices. In 2020, Sapphire Universe also acquired Maint-Kleen which was focused on providing conservancy services. The acquisitions by Sapphire Universe of Primech Services & Engrg, A&P Maintenance, Acteef Cleaning and Maint-Kleen have enabled our Group to provide a wide spectrum of cleaning services.

In the last three years, we have expanded our range of cleaning services to include cleaning of healthcare facilities, and we have also expanded into the provision of stewarding services. Through our customer service business, we provide customer service officers and F&B service crew to venues such as healthcare facilities, hotels and restaurants. We also launched our “HomeHelpy” application, an online portal which allows individual customers to book our cleaning services in homes and offices.

In 2020, A&P Maintenance and Primech Services & Engrg amalgamated to form Primech A&P, thereby consolidating financial resources and service capacity, and enabling us to tender and quote for larger projects.

On December 29, 2020, Sapphire Universe incorporated our Company to serve as the holding company for our Group.

In April 2021, our Company acquired a 80% stake in CSG, which is in the business of manufacturing chemical supplies, and a 100% stake in Princeston International, which is in the business of wholesale trading of cleaning supplies, ad hoc cleaning services and disinfection products. This further expanded our business to include the manufacture of certain cleaning supplies, both for our own use and for sale to third parties.

On November 22, 2021, our Company completed the acquisitions of our subsidiaries from Sapphire Universe as part of the Restructuring Exercise, pursuant to a restructuring agreement entered by and among the Company, our subsidiaries, and Sapphire Universe on November 11, 2021.

On November 22, 2021, Sapphire Universe, which previously held 100% of our Company’s capital stock, entered into an agreement to sell 1,212,500 shares, or 3.73% equity stake in the Company, to two unrelated investors.

Some key milestones of our Group are set out below:

2018	Sapphire Universe acquired Primech Services & Engrg, A&P Maintenance as well as Acteef Cleaning.

2019	Primech Services & Engrg acquired My All Services in connection with our proposed expansion into Malaysia. We also launched our “HomeHelpy” application.

2020	Sapphire Universe acquired Maint-Kleen.

Primech Services & Engrg and A&P Maintenance were awarded the Clean Mark Gold Award for the first time.

Primech Services & Engrg amalgamated with A&P Maintenance to form our current subsidiary, Primech A&P.

We revamped our QEHS Management System in compliance with ISO 9001, ISO 14001 and ISO 45001 as awarded by TÜV SÜD PSB Singapore.

2021	Our Company acquired CSG and Princeston International.

We moved into our new Singapore headquarters at 23 Ubi Crescent, Singapore 408579.

We completed the Restructuring Exercise to finalize our Group corporate structure.

2023	On October 12, 2023, our Company completed its IPO of 3,050,000 Ordinary Shares.

2024	We launched Primech AI Pte. Ltd. as an operating subsidiary that will focus on creating robotic-based solutions catering to the vast demands for efficient and autonomous cleaning technology.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Corporate Information

Our principal executive office is located at 23 Ubi Crescent, Singapore 408579. Our phone number is +65 6286 1868.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. We maintain a corporate website at https://www.primechholdings.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

B. Business Overview

OVERVIEW

We are an established technology-driven facilities services provider in the public and private sectors operating mainly in Singapore. Our mission is to support businesses by improving lives and strengthening communities through our business practices and ethics. We operate primarily in Singapore which operations contributed approximately $72.0 million or 99.3%   of our total revenue in FY 2024, approximately $68.3 million or 98.9% of our total revenue in FY 2023, with the remainder from our operations in Malaysia and sales of products.

We provide the following services:

●	Facilities services. These include: general cleaning and maintenance of public and private facilities, such as airports, conservancy areas, hotels’ common areas, educational institutions, integrated public areas, residential spaces, office facilities, industrial areas, retail stores and healthcare facilities; housekeeping services; specialized cleaning services, such as marble polishing services, building façade cleaning services and clean room sanitation services; and waste management services and pest control services. We also provide cleaning services to homes of individual customers which engage our services through our “HomeHelpy” application. We derive the majority of our revenue from the provision of facilities services, which accounted for approximately $56.0 million or 77.2% of our total revenue in FY 2024 and approximately $55.8 million or 80.8% of our revenue in FY 2023.

●	Stewarding services. These include the cleaning of kitchen facilities of healthcare facilities, hotels and restaurants and the supply of ad hoc customer service officers and F&B service crew to healthcare facilities, hotels and restaurants. Stewarding services accounted for approximately $10.2 million or 14.0% of our total revenue in FY 2024 and approximately $7.6 million or 11.0% of our revenue in FY 2023.

●	Cleaning services to offices. In addition to our core facilities services, we provide cleaning services to offices. The provision of office cleaning services accounted for approximately $5.9 million or 8.1% of our total revenue in FY 2024 and approximately $4.9 million or 7.1% of our revenue in FY 2023.

●	Cleaning services to homes. We provide cleaning services to homes of individual customers who engage our services through our “HomeHelpy” application. We did not generate significant revenue from the provision of these services during FY 2024 and FY 2023.

●	Cleaning Supplies. In addition, through CSG and Princeston International, we manufacture certain cleaning supplies, both for our own use and for sale to third parties. We did not generate significant revenue from the provision of these services during FY 2024 and FY 2023.

As a testament to the quality of our service, in 2022 and 2023  our subsidiaries Primech A&P and Maint-Kleen were awarded the Clean Mark Gold Award by the National Environment Agency of Singapore under its Clean Mark Accreditation Scheme. This scheme recognizes businesses that deliver high cleaning standards through the training of workers, the use of equipment to improve work processes, and fair employment practices.

Further details of our awards and accreditations are set out in the section titled “Item 4. Information on the Company — B. Business Overview— Awards and Accreditation” below. Our notable projects include the provision of services to Singapore Changi Airport Terminal 2, a Singapore multinational bank, Temasek Polytechnic, and Nanyang Technological University of Singapore.

As of June 30, 2024, our Group employed 2,744 employees. We believe it is crucial to maintain sufficient manpower to reduce the amount of services which are sub-contracted thus enabling us to standardize our service delivery and better manage operational risks. While we sub-contract certain services such as external façade cleaning, the majority of our services provided to customers are performed by our Group’s employees. Our sub-contractor costs amounted to approximately $2.7 million or 4.5% and   approximately $3.0 million or 5.1% of our total direct costs and expenses for FY 2024 and FY 2023, respectively.

Our name, “Primech”, was formed through a contraction of “Prime” and “Mechanization”. We believe that we are at the forefront of using technology to supplement and bolster our services.

OUR COMPETITIVE STRENGTHS

We believe our main competitive strengths are as follows:

We have a long and established track record and have achieved a high level of accreditation in the facilities services sector.

The environmental services industry in Singapore is highly fragmented. According to NEA’s List of Licensed Cleaning Businesses, there are over 1,500 cleaning companies licensed by the NEA as of April 1, 2024. We believe that we have been able to distinguish ourselves through, among other things, the long and established track record of our subsidiaries and the accreditations we have received.

Primech A&P was amalgamated from A&P Maintenance and Primech Services & Engrg, which have been operating for approximately 30 years or more. Primech A&P and Maint-Kleen thus have been able to secure long-term business relationships with their customers. See sections titled “Item 4. Information on the Company — B. Business Overview — Our Contracts and Portfolio” and “Item 4. Information on the Company — B. Business Overview— Awards and Accreditation” of this Annual Report for further details.

In relation to the FM02 workhead in respect of “Housekeeping, Cleansing, Desilting and Conservancy Services”, Primech A&P and Maint-Kleen holds an L6 grade registration (which is the highest possible grade), which qualifies it to tender for public projects of an unlimited value, and which we believe has placed us in a good position to undertake sizable contracts in the public sector. Our private sector customers may also take our workhead grading into consideration when evaluating our quotations. As a testament to the quality of our services, Primech A&P and Maint-Kleen have been awarded the Clean Mark Gold Award, which is the highest level of accreditation under the Enhanced Clean Mark Accreditation Scheme granted to cleaning businesses. The scheme recognizes businesses that deliver high cleaning standards through the training of workers, use of equipment to improve work processes, and fair employment practices. As of April 1, 2024, only 53 of the 1,541 NEA-licensed cleaning businesses in Singapore, including Primech A&P and Maint-Kleen, have a Clean Mark Gold Award status. See the section titled “Item 4. Information on the Company — B. Business Overview — Regulations” of this Annual Report for further details.

With our strong track record and high levels of accreditation, we believe that we are one of the top facilities services providers in Singapore. We believe that we are strongly positioned to maintain our market position through our adoption of technology and wide network of industry contacts, including sub-contractors.

We are able to provide a bundle of services to a wide spectrum of customers

We provide a broad spectrum of cleaning services both in the public and private sectors to a variety of customers including, Singapore Changi Airport, conservancy areas, hotels, common areas, educational institutions, integrated public areas, residential spaces, office facilities, industrial areas, retail stores and healthcare facilities. Our diversified customer mix ensures that we do not rely on any single customer for our revenue and enables us to better manage our business risks. For instance, when the spread of COVID-19 in 2020 led to a decrease in demand for our services at Singapore Changi Airport and in the hospitality industry, we pivoted to provide our services to healthcare facilities as well as increased disinfection services.

In addition to the provision of cleaning services, we have diversified into waste management and pest control services as well as customer services. Providing a bundle of services provides an additional convenience to our customers as they would liaise with a centralized service provider rather than multiple contractors. Further, the new FM01 workhead for “Facilities Management” requires contractors to provide at least two distinct maintenance services (for which we are able to provide cleaning and pest control services in-house), thus ensuring that we are able to continue tendering for public projects. Selected CRS registrations held by Primech A&P include the following:

●	an L6 registration under the FM02 workhead for “Housekeeping, Cleansing, Desilting and Conservancy” services, which enables us to tender for Singapore government projects relating to this workhead of an unlimited contract size; and

●	an M4 registration under the FM01 workhead of “Facilities Management” which enables us to tender for Singapore government projects relating to this workhead up to approximately $750,000 (S$1,000,000) per project.

We believe that our emphasis on having a trained workforce makes us more competitive in our industry

We believe that the training and development of our employees enables us to maintain and enhance our quality of solutions and services for the growth of our businesses and operations. In particular, we have been hiring a variety of employees from different sectors apart from the environment services industry such as the hires from the technological, finance, human resources and business development sectors in order to build up our key management personnel team.

Further, through our emphasis on the self-delivery of service, we seek to minimize outsourcing our services to sub-contractors, thus better controlling the level of our service, and complying with laws and regulations. As of March 31, 2024, our Group employed 2,934 employees. We provide various training and development programs for our employees according to their job requirements and functions to equip them with the relevant skills and knowledge. For example, 75% of our cleaners, team leaders and supervisors are trained in any two modules under the Environmental Cleaning Workforce Skills Qualification training framework. We also provide certain cleaners with in-house training through the HomeHelpy Training Center. See the section titled “Item 4. Information on the Company — B. Business Overview — Staff Training” for further details.

We have an experienced and stable management team

We have an experienced management team, led by Mr. Kin Wai Ho, our Chairman. A majority of our senior management team have been employed our subsidiaries for more than 17 years. We view their collective industry knowledge and extensive project management experience as valuable in establishing stable relationships with our customers as well as facilitating the submission of competitive tenders and believe that this has assisted us in securing numerous tenders over the years. We also believe that the experience of our management team has assisted us in our cost estimation for contracts during the tendering process which enables us to reduce situations of cost overruns.

OUR BUSINESS STRATEGIES AND FUTURE PLANS

Our business strategies and future plans are as follows:

Improve efficiency, expand service capacity, establish smart IoT service, and reduce environmental footprint through the use of technology

We actively explore opportunities to use technology to improve our day-to-day operating efficiency and expand our service capacity in the long run. This runs in line with the Singapore government’s vision for the environmental services industry as outlined in its Environmental Services Industry Transformation Map launched in December 2017, which has allowed us to benefit from various governmental grants and subsidies aimed at raising the operational efficiency and productivity of the environmental services industry in Singapore through technology adoption.

Our technology initiatives to date include the use of autonomous floor scrubbing robots equipped with real-time monitoring and self-docking capabilities to perform cleaning services. In addition, we introduced our “HomeHelpy” website and mobile application to allow individual customers to book our cleaning services, which has enabled us to expand into the B2C segment (from our primary B2B business), and we believe that there is opportunity to convert such ad hoc services into long-term service contracts in the future. Our “HomeHelpy” platform has more than 1,500 registered members as of March 2024, and has served more than 670 users since its inception.

In 2021, we collaborated with three companies to form a consortium to submit a tender bid to install EV charging infrastructure at various car parks in Singapore. The consortium was awarded the pilot tender by the government of Singapore to install EV charging stations in approximately 150 public car parks in the North and North-East regions in Singapore. In consideration, the consortium has to pay concession fees for the right to install and operate the EV charging points (at S$0.15/kwh) to the relevant government authorities. All EV charging stations have been installed as of March 31, 2024.

The consortium agreement documents provide that the Company and Charge+ are responsible for, among other things, the payment of all fees to the authorities, obtaining necessary government approvals, engaging local stakeholders, carrying out and completing the project, and providing the use of the charging infrastructure to the public. The Company shall also provide lead demand from our fleet of electric vehicles. Although we and our consortium collaborators are jointly and severally responsible to the relevant authorities for the due performance of the project, the consortium collaborators have executed the Deed of Confirmation pursuant to which Charge+ has agreed, at its own cost and expense, to carry out and complete all works in connection with this project, and pay all concession and other fees payable and due to the Singapore government in connection with this project. In exchange, Charge+ shall be entitled to all revenues received in connection with this project, and will have general day-to-day authority over the project’s operations. The Singapore government is not a party to the Deed of Confirmation and the Deed of Confirmation does not extinguish the Company’s obligations to the Singapore government. Therefore, if Charge+ was to default on its obligations with respect to these costs, we estimate that the financial obligations to be borne by the other three consortium collaborators (including us) would not exceed US$3.3 million (SGD 4.4 million) over the next twelve years, comprised of no more than US$1.5 million (SGD 2 million) for the installation of the remaining charging stations and operating costs of no more than US$150,000 (SGD 200,000) per year for the next twelve years.

In addition, we deployed 18 EV as of March 2024, and we hope to convert more or all of our fleet of cleaning machines to EV over time. We also have started to offer, on a limited basis, an EV charging function to our customers as a package in our services, which will be provided by a sub-contracted third party. We do not own or operate an EV charging function. We believe that eco-solutions will become increasingly important in the future in the face of climate change, and integrating eco-solutions into our portfolio will not only expand our service capabilities, but also will transition our business towards a more innovative model, and will ultimately help our business to keep pace with future technological advances.

Going forward, we intend to continue to seek out opportunities for collaboration with technology companies to develop innovations in the areas of cleaning services and facilities management. For example, we plan to explore the use of removable batteries in our cleaning robots to reduce downtime. We do not intend, however, to enter the EV conversion or EV charging businesses as a new service offering.

Over the next three years, we plan to replace and convert a portion of our existing fleet of cleaning machines with and to EVs and develop “green” chemicals that are more eco-friendly for use in our cleaning services. We believe that by integrating environmental sustainability into our business practices, we will be able to attract more customers and employees, and ultimately reap the benefits of more sustainable growth.

We have developed a baseline IoT-enabled cleaning management platform to support data-driven and on-demand cleaning operations since August 2023. This platform is undergoing continuous enhancement and has been deployed to a few cleaning projects. This system integrated commercial off-the-shelf IoT devices such as cameras and sensors to be deployed in a facility and/or on robots, which will evaluate and respond to various events to perform data driven functions or actions to assist our facility services with lower cost and more efficiency. We also intend to develop an autonomous toilet cleaning robots to alleviate the tedious manual toilet cleaning tasks. However, as the IoT service is a new area for us, our plan to build our own IoT system may not be successful or, even successful, may not be able to generate revenues for a period of time.

Expand our range of facilities services both organically and through suitable acquisitions

Historically, we have been able to quickly gain a foothold in certain customer markets (for example, conservancy areas and offices) through the acquisition of companies with an established track record in those markets. We intend to continue to pursue suitable opportunities for acquisitions, joint ventures and strategic alliances to expand our range of facilities services. Such opportunities could include areas that complement our business, such as waste management, gardening and landscaping, and pest management. We believe that building up a comprehensive suite of facilities services will enable us to maintain our competitive edge.

We also intend to grow our facilities services business organically by expanding our coverage to include segments of the market where we currently do not have a presence or only have a small presence, such as hospitals, industrial centers, data centers and cleanrooms.

We are also looking to expand our facilities services into the landscaping sector in order to meet the Singapore government’s demand to supply more parks and other spaces in Singapore in the future. The landscaping services we intend to carry out will cover horticultural maintenance, which comprises services such as weeding, fertilizing, mowing and irrigation works. This would also enable us to provide an additional maintenance service under the FM01 workhead prescribed by BCA.

In connection with the expansion of customer services, we may also provide security services to condominiums.

Explore business opportunities in the Southeast Asian region

We intend to establish ourselves as a regional player in the environmental services industry. While our operations are currently almost exclusively based in Singapore, we may expand our business to other countries in Southeast Asia. We believe that our corporate image, which could be enhanced upon attainment of the Listing, would attract other service providers in the regional environmental services industry to consider a collaboration with us, through which we can leverage on our corporate image and their local knowledge to establish a greater foothold in Southeast Asia.

OUR SERVICES

Facilities Services

Facilities services is our primary business segment, accounting for approximately $56.0 million or 77.2%    and approximately $55.8 million or 80.8% of our total revenue in FY 2024 and FY 2023, respectively. Our main customers in this segment include conservancy areas, educational institutions and Singapore Changi Airport. The range of facilities services we offer includes the following:

●	Conservancy areas cleaning services: These include daily cleaning of certain common areas within town councils including void decks, corridors, staircases, lifts and lift landings, drains and carparks, by using manual and mechanical means. We also provide monthly block washing and quarterly fogging of bin chutes.

●	Educational institutions cleaning services: These include cleaning of schools under the Ministry of Education of Singapore as well certain premises of polytechnics. Our cleaning solutions take into account tiling, school amenities and enrolment figures, with the aim of reducing disturbance to the institution’s schedules.

●	Airport cleaning services: These include the routine cleaning of certain areas of Singapore Changi Airport Terminal 2 as well as periodic cleaning of, among others, glass panels, marble walls, artwork and floor tiles.

●	Other facilities cleaning services: These include cleaning of hotels, public spaces and roads, condominium common areas and facilities, offices, industrial areas, and retail stores.

●	Other cleaning services: These include marble polishing services, external façade cleaning for exteriors of buildings, stewarding and clean room cleaning. We may render these services in-house or outsource them to our panel of sub-contractors.

●	Waste management and pest control services: In order to provide integrated solutions for our customers, we have, over time, expanded our facilities services to also encompass waste management services, such as the collection, transportation and disposal of general waste, and sorting of waste for recycling, as well as pest control services such as the remediation and prevention of infestations of rodents, insects, birds and other pests, to our customers.

●	Landscaping services: These include general horticultural maintenance services such as weeding, fertilizing, mowing and irrigation. We offer landscaping services as part of our integrated facilities services but do not currently render these services in-house and instead outsource them to sub-contractors. We plan to expand our in-house facilities services to include landscaping services in the future.

Stewarding Services

Stewarding services accounted for approximately $10.2 million or 14.0%   and approximately $7.6 million or 11.0% and of our total revenue in FY 2023 and FY 2024, respectively. Stewarding services comprise the provision of kitchen cleaning services and the supply of customer service officers and F&B service crew. Our main customers in this segment are healthcare facilities, hotels and other hospitality venues, and restaurants. The tasks we perform include:

●	cleaning of kitchen equipment and dishwashing;

●	for hospitals, assisting the visitors of the hospital with any enquiries and providing support in respect of registering patients, crowd control as well as carrying out authorized clearance;

●	for hotels and hospitality venues, providing room attendant services and public area cleaning services. In the future, we intend to introduce front-of-house customer services.

Cleaning Services to Offices

In addition to our core facilities services, we provide cleaning services to offices. The provision of office cleaning services accounted for approximately $5.9 million or 8.1%   and approximately $4.9 million or 7.1%of our revenue in FY 2024 and FY 2023, respectively.

Technology

“HomeHelpy” website and mobile application for home and office cleaning services

In order to facilitate outreach to more customers, we have created a mobile application for our customers through “HomeHelpy” as well as a website at https://www.homehelpy.com which is a home, office and specialized cleaning services portal that allows customers to create bookings for cleaning services on-demand. Our “HomeHelpy” mobile application and website accounted for less than 1.0% of our total revenue in each of FY 2024 and FY 2023. Our “HomeHelpy” platform has more than 1,500 registered members as of March 2024, and has served more than 670 users since its inception.

Upon downloading our “HomeHelpy” mobile application or visiting our HomeHelpy website, customers are able to select their preferred service from a variety of home cleaning, office cleaning and specialized cleaning services (such as marble polishing, upholstery cleaning, carpet cleaning, and disinfection). We also offer customizable add-on services such as clothes ironing, refrigerator cleaning, bedsheet changing, microwave cleaning, cooker hood cleaning, oven cleaning, and air purification.

Under our home cleaning services, we offer two types of packages: classic (where customers are to prepare the cleaning tools and consumable materials to be used during the cleaning session) and premium (a more expensive package, where customers only have to prepare the cleaning tools).

Advance payment is required to confirm a booking, and we charge a cancellation fee of 50% of the booking price if the customer cancels the booking 12 to 24 hours before the service commences. There is no refund for bookings cancelled less than 12 hours before the service. Customers are able to reschedule their booking through our mobile application or website provided that it is at least 24 hours before the service commences.

Our HomeHelpy services can be engaged on a one-time basis, or on a recurring basis, such as weekly or fortnightly. Upcoming and past appointments can be monitored both by our customer as well as us through the relevant online portal. This provides our customers with the flexibility to manage their appointments, and enables us to better understand the demands of our customers.

Our employees, or HomeHelpers, undergo a training program, which they must pass before they may be deployed to provide cleaning services for our customers. Through our training program, we are able to ensure that our HomeHelpers possess the required hard and soft skills for the job and that cleaning procedures are standardized, thus enabling us to maintain high service and quality standards.

In the near future, we intend to upgrade our mobile application to include additional functions such as the option to purchase cleaning products from us through the application. In addition, we intend to expand our services offered through HomeHelpy to include services such as disinfection and air conditioner servicing.

Cleaning robots

In order to supplement and bolster our provision of facilities services, we utilize a fleet of cleaning robots, which we purchase from third parties. The following summarizes the types of our cleaning robots as of March 31, 2024:

Description	Illustration
Robotic scrubber cleaners robots (large)
Robotic scrubber cleaners (small)

Robotic scrubber cleaners can be remotely controlled to schedule cleaning at specific times, and can also be programmed to self-dock at designated recharge locations. These robots are also equipped with real-time monitoring and also collect reporting data on the state of the cleaning sites, which allows us to monitor and make adjustments to cleaning schedules so as to optimize our resources.

Other Technology Initiatives

Our cleaners also input their daily cleaning records through mobile applications which alert them as to their required daily jobs, as well as urgent ad-hoc tasks. These mobile applications also provide management with daily updates as to our operations.

We also implement technological aids at certain of our key customers. For instance, at Temasek Polytechnic, we have installed in-toilets motion sensors which detect traffic flow. An alert is sent out to the relevant cleaner if more than 20 individuals have entered the premises in a given period of time. There are also ammonia sensors which trigger the air fresheners and hand soap, as well as toilet paper sensors which alert our cleaners as and when such supplies have to be refilled.

Through the use of such technology, we are able to more effectively utilize our cleaning staff and provide a higher and more consistent level of cleanliness to our customers.

Sale of Cleaning Supplies

We acquired CSG, a manufacturer of cleaning supplies, and Princeston International, a company engaged in the wholesale trading of cleaning supplies, in 2021. The sale of cleaning supplies accounted for less than 1.0% of our total revenue in FY 2024 and FY 2023.

Through CSG, we manufacture a variety of cleaning supplies such as hand soaps, hand soap dispensers, and cleaning fluids used for general, floor, carpet, restroom or kitchen purposes, as well as treatment products used in the marine industry. We sell our cleaning supplies, primarily marketed under the brand “D’Bond”, to business customers in Singapore, such as other facilities services providers.

Through Princeston International, we sell floor mats and cleaning supplies such as hand soap and garbage bags.

Our cleaning supplies production facility is located on leasehold land at 50 Tuas Avenue 11, Singapore 639170. The use of the property is industrial.

OUR CONTRACTS AND PORTFOLIO

We typically enter into service contracts for a term of two to four years. Certain service contracts contain a provision giving the customer an option to renew for an additional term of typically two years. Our service contracts may be in respect of solely cleaning services or a mixture of cleaning, waste management and pest control services. Depending on the customer’s requirements, we may charge our customers based on input (i.e. an agreed number of employees to the delivery of the given service at a set cost price plus a margin) or based on output (i.e. achieving the level of performance required by the customer).

We believe our strong track record and high levels of accreditation have allowed us to secure notable projects. Our customers include but not limited to the following: Singapore Changi Airport, Nanyang Technological University and, Temasek Polytechnic.

●	Singapore Changi Airport has been a customer of our Group for over ten years. Primech Services & Engrg was awarded a contract by Changi Airport Group (Singapore) Pte. Ltd. in 2018 to provide routine and periodic cleaning of the basement, mezzanine level and first storey of Singapore Changi Airport Terminal 2, including two multi-storey carpark buildings, Changi Airport MRT Station, and all external aluminum cladding and the glass façade for, among others, Singapore Changi Airport Terminal 2 and the link bridge to the Jewel Changi Airport. Singapore Changi Airport closed Terminal 2 as of May 1, 2020, and airlines were relocated to other terminals because the COVID-19 related decrease in air passenger flow presented an opportunity to commence the previously planned Terminal 2 renovations ahead of schedule in May 2020. As a result, our service contracts with Singapore Changi Airport were modified to reduce the scope of our services. For the period from August 1, 2020 to October 31, 2021, pursuant to the upgrading works carried out at Singapore Changi Airport, our services were expanded to include the airside (which is the area beyond passport and customs control) of Terminals 1 and 3 but with reduced frequency of cleanup required. These services have been provided pursuant to contracts with Changi Airport Group.

Singapore removed most remaining COVID-19 travel restrictions as of April 26, 2022 and eased its entry requirements for travelers, in response to a decline in new daily infections. Singapore Changi Airport Terminal 2 has fully reponed as of November 2023 and our service for Changi Airport Terminal 2 arrival hall has resumed to the same scope to the period prior COVID-19 and the upgrading works. This contract was subsequently extended for a period of two (2) years from November 1, 2023 to October 31, 2025.

We were subsequently awarded another term contract for cleaning services at the airside general compound in Singapore Changi Airport for November 1, 2023 through October 31, 2026, with an option to renew for a further two (two) years. We undertake a comprehensive array of tasks, encompassing routine cleaning of airside facilities such as bin centers, sanitary disposal centers, fire stations, and ancillary buildings. Outdoors, our team conducts mechanical sweeping, refuse collection, and bay scrubbing across 200 parking stands and remote bays. We are also able to promptly address any hydraulic oil spillages, ensuring thorough cleaning of affected areas.

●	Nanyang Technological University has been a customer of our Group since 2018. A&P Maintenance was awarded a contract by Nanyang Technological University in 2018 for a period of two years from April 1, 2018 to March 31, 2020, with an option by the University to extend for another two years up to March 31, 2022 (which option was exercised), to provide cleaning services for various buildings at Academic Complex South within the Nanyang Technological University and their surroundings (including link ways and canopies). Primech A&P was again awarded the cleaning contract for the same area from April 1, 2022 to March 31, 2024, with an option to extend for another two years until March 31, 2026, which the option was exercised. In addition to general cleaning services, the contract with Nanyang Technological University also covers the provision of decontamination and disinfection services and clean room cleaning services, when called for.

●	Temasek Polytechnic has been a customer of our Group since 2013. Our current contract with Temasek Polytechnic was awarded to us pursuant to a tender and is for a term of five (5) years from April 2020 to March 2025, with an option to renew for a further two (2) years. Under the contract, we provide, among other things, cleaning and pest control services for numerous areas within Temasek Polytechnic’s campus.

●	A Singapore multinational bank has been a customer of our Group for over eight (8) years. Our current contract with the bank is for a period of three years from September 1, 2020 to August 31, 2023 and this has been extended for an additional period of two years from September 1, 2023 to August 31, 2025 in connection with the cleaning, refuse disposal and pest control services for various buildings and offices operated by the bank. We may also provide ad hoc services such as external façade cleaning.

●	The Ministry of Education of Singapore has become our customer since April 2022. Our current contract with the Ministry of Education of Singapore commenced on April 1, 2022, with a four-year term and a twelve-month extension option.

OUR BUSINESS OPERATIONS

The workflow of our business operations generally involves four stages, as summarized below:

●	Tender Submission and Quotation Invitation Process

In order to participate in public sector projects, we have to bid in open tenders through platforms such as GeBIZ (the Singapore government’s online procurement portal) and SESAMi (an electronic transaction hub in Asia). We may also receive requests for quotation in respect of private sector projects. These may be new projects, or calls for tenders and/or quotations upon the expiry of existing service contracts.

Upon receiving an invitation to tender or a request for quotation, we would first make a preliminary assessment of the requirements of the tender or quotation, taking into account (among other things) our available resources and whether there is a need to engage sub-contractors. We may conduct a site visit in order to gather more information on the details of the invitation to tender or request for quote. Based on this assessment, we would prepare a project dossier, and consider whether to submit a tender bid or provide a quotation.

Depending on the materiality of the tender and/or quote, a submission could be reviewed and endorsed by our Executive Officers before being submitted to the customer for consideration.

●	Execution of Plans

Once we have received the letter of award or an equivalent confirmation indicating that our tender or quotation has been accepted, a joint taskforce project start-up team will be formed comprising, among others, a project manager who has experience in managing projects of a similar risk profile as the tender/quotation in question, a representative from each of the administrative and human resources departments (who will arrange for contract insurance and performance bonds (if any) to be prepared prior to the commencement of the service contract, and for recruitment and/or training), a business development professional (who will check the service contract documentation and set up a new file with customer details), and an operations department professional (who will plan budgeting and procurement requirements and meet with the customer in order to clarify outstanding queries or issues relating to the site or venue).

Depending on the materiality of the tender and/or quote, the project manager may also submit a startup form to our executive officers for review.

Upon finalization of the foregoing, we will submit a master cleaning schedule to our customer for its reference.

We may allocate fixed cleaners at each project, depending on the size and complexity of the cleaning site. Typically 10 to 15 employees report to a supervisor, and 40 to 50 employees report to a manager based on our current master cleaning schedule.

●	Implementation, Controls and Monitoring

Throughout the project lifecycle, our operations department will provide high-level supervision of the ongoing performance of our employees, our customers, the cleaning services rendered, and the disposal of waste.

Within the first three months of an executed project, the project may be subjected to an internal assessment to ensure that the implementation of operations has conformed to the project plan.

Apart from the internal assessment, the project will also be subjected to routine QEHS inspections and audits. In order to ensure compliance and that the project budget is kept to, the project manager and accounts manager for the project will closely monitor the performance of the project. Invoices are also submitted to the customer on a regular basis.

●	Review of Performance

The performance of the project will be periodically reviewed by the project manager and the senior management team. Critical intervention in the project may take place as and when needed to ensure that the project is operating within the acceptable and previously set out parameters. As part of making continual improvements to the project, the audit findings will also be discussed by the project manager and other relevant stakeholders.

As the project approaches the end of its life-cycle, the project manager and the senior management team will also conduct a comprehensive project review. This project review will form the basis for any decisions to take up any offer to re-tender or requote for the same project, if our Company is provided the opportunity.

MARKETING AND BUSINESS DEVELOPMENT

Our Group is primarily engaged in business-to-business (“B2B”) customer dealings. Our marketing and corporate development activities are led by Mr. Khazid bin Omar, our Senior Vice President, Corporate Services, and Mr. Yew Jin Sng, our Senior Vice President of Business Development. The business development team supports our Group’s sales and marketing efforts by approaching new customers, fostering long-term and strong relationships with existing customers, and generating and concluding new sales and service contracts.

We market our services actively through both traditional media (for example, print and radio advertisements) and new media (for example, search engine optimization and targeted advertising). We also participate in tradeshows and networking events, and we organize public relations activities with the media.

In terms of business development, we target large-scale projects (for example, involving conservancy areas or educational institutions) to boost our portfolio and our profile in the industry. We are registered on various tender platforms (in respect of public projects) such as GeBIZ and SESAMi. We monitor these portals for suitable tenders put up by the respective Singapore government agencies, and we also monitor newspaper advertisements for both public and private tenders.

Our “HomeHelpy” website and mobile application also enables us to market our cleaning services to individual customers. Through this business-to-customer (B2C) platform, we are able to expand our scope of coverage to include individual homes and offices.

OUR MAJOR CUSTOMERS

Our major customers which accounted for 5.0% or more of our Group’s total revenue for FY 2024 and/or FY 2023 are as follows:

	Service	Percentage of total revenue (%)
Customer	provided	FY 2024	FY 2023
Changi Airport	Facilities services	10.0	4.6
The Ministry of Education of Singapore	Facilities services	9.6	10.4
National Environment Agency	Facilities services	8.0	2.6
A Singapore multinational bank	Facilities services	5.8	5.9

Except as disclosed above, our Directors are of the view that, as of March 31, 2024, our business and profitability are not materially dependent on any of our customers. To the best of our Directors’ knowledge, we are not aware of any information or arrangement which would lead to a cessation or termination of our current relationship with any of our major customers.

As at the date of this Annual Report, none of the Directors or Major Shareholders of our Company or their respective associates has any interest, direct or indirect, in any of our customers.

OUR MAJOR SUPPLIERS

Direct cost of revenue for FY 2024 and FY 2023 amounted to approximately $59.9 million and $58.4 million, respectively. Approximately $5.5 million and $5.6 million of supplies purchases and sub-contractor costs were included in direct cost of revenue in FY 2024 and FY 2023, respectively. Our major suppliers (including sub-contractors) which accounted for 5.0% or more of our Group’s total supplies purchases and sub-contractor costs for FY 2024 and/or FY 2023 are as follows:

		Percentage of total purchases (%)
Supplier	Product or service supplied	FY 2024	FY 2023
Rental Hygiene Services Pte Ltd	Hygiene services and toiletries	18.5	17.2
Waste Integrated Services & Environmental Pte Ltd	Sub-contractor of cleaning services	9.2	9.2
Weishen Industrial Services Pte Ltd.	Sub-contractor of cleaning services	7.4	-
Hoe Kian Huat Trading	Supplier of hardware	6.2	5.8
Advanced Specialist Pte Ltd.	Sub-contractor of cleaning services	5.6	4.1
Dexterity Services Pte Ltd	Sub-contractor of cleaning services	-	9.6

Except as disclosed above, our Directors are of the view that, as of March 31, 2024,   our business and profitability are not materially dependent on any of our suppliers. To the best of our Directors’ knowledge, we are not aware of any information or arrangement which would lead to a cessation or termination of our current relationship with any of our major suppliers.

As of the date of this Annual Report, none of our Directors or Major Shareholders or their respective associates has any interest, direct or indirect, in any of our major suppliers.

INSURANCE

As at the date of this Annual Report, certain of our subsidiaries have taken out group hospital and surgical policies, foreign worker medical policies, and performance bond insurances, in respect of our employees, as well as insurance in accordance with WICA. We may be required to take up additional insurance policies in compliance with specific customer requirements as well. Such additional insurance include public liability insurance.

The above insurance policies are reviewed annually to ensure that our Group has sufficient insurance coverage. Our Directors believe that we have adequate insurance coverage for the purposes of our business operations and we will procure the necessary additional insurance coverage for our business operations, properties and assets as and when the need arises.

INTELLECTUAL PROPERTY

Our Group’s intellectual property rights are important to our business and as of the date of this Annual Report, the Group has registered the following trademarks:

Trademark	Jurisdiction	Class	Trade Mark Number	Expiry Date
	Singapore	03(1)	40202103768S	February 17, 2031

	Hong Kong	03(2)	305537043	February 17, 2031

	Japan	03(3)	6414416	July 8, 2031

	Thailand	37(4)	200102313	January 19, 2030

	Singapore	37(5)	40202000868W	January 13, 2030

	European Union	37(6)	018179388	January 10, 2030

Notes:

(1)	Chemical cleaning preparations for carpets; Chemical cleaning preparations for curtains; Chemical cleaning preparations for floors; Chemical cleaning preparations for glass; Chemical cleaning preparations for household purposes; Chemical cleaning preparations for upholstery; Cleaning agents for household purposes; Cleaning agents for glass; Cleaning agents for the hands; Cleaning preparations; Cleaning preparations for bathroom use; Cleansers for household purposes; Cleaning substances for household use; Cleaning preparations incorporating substances for the control of allergens; Cleaning preparations incorporating substances for the control of dust mites; Cleaning preparations impregnated into tissues; Cleaning preparations for sanitary purposes; Cleaning preparations for household use; Detergents for household use; Dry cleaning preparations.
(2)	Cleaning agents; Cleaning agents and preparations; Cleaning agents for cleaning surfaces; cleaning compositions for floors and other interior surfaces; cleaning liquid; Cleaning preparations; cleaning preparations for industrial use; cleaning preparations for use on fabrics, upholstery and carpets, with and without deodorant properties; Cleaning preparations impregnated into tissues; cleaning sprays; Cleansers for household purposes; detergents for household purposes; dry-cleaning preparations
(3)	Chemical cleaning preparations for household purposes, cleaning preparations; dry-cleaning preparations; detergents, other than for use in manufacturing operations and for medical purposes
(4)	Cleaning of buildings exterior surface; Cleaning of buildings interior; Disinfecting; Window cleaning.
(5)	Ceiling cleaning services; Cleaning of building exteriors; Cleaning of building interiors; Cleaning of building sites; Cleaning of buildings; Cleaning of commercial premises; Cleaning of domestic premises; Cleaning of factories; Cleaning of floor coverings; Cleaning of hospitals; Cleaning of hotels; Cleaning of office buildings and commercial premises; Cleaning of property; Cleaning of public areas; Cleaning of residential houses; Cleaning of schools; Cleaning of shops; Cleaning of venues before and after events; Cleaning services; Cloth laundry; Disinfecting; Disinfection services; Domestic cleaning services; Floor polishing; Handyman repair, maintenance and installation services; House cleaning services; Industrial cleaning services; Interior and exterior window cleaning services; Office cleaning services; Providing information relating to street cleaning services; Providing information relating to window cleaning services; Provision of cleaning services; Upholstery cleaning services.

(6)	Cleaning of buildings exterior surface; cleaning of buildings interior; disinfecting; window cleaning.

Save as disclosed above, our Group does not own or use any trademark, patent or other license which is material to our business or profitability.

LEGAL PROCEEDINGS

From time to time, we are a party to claims and legal proceedings arising in the ordinary course of business. Our management evaluates our exposure to these claims and proceedings individually and in the aggregate and provides for potential losses on such litigation if the amount of the loss is estimable and the loss is probable.

Except as disclosed below, to our knowledge, we believe that there are no material litigation matters at the current time (including any pending or known to be contemplated) which may have a material adverse effect on our business, financial condition or results of operations.

MOM Investigation in Relation to a Fatal Accident at Our Work Site

In 2019, A&P Maintenance was under contract to provide, among others, external façade cleaning services for an office tower. We appointed a sub-contractor, which in turn appointed its own sub-contractor, to carry out the façade cleaning works. The façade cleaning works were performed using a gondola. When not in use, the gondola was stored in a pit underneath floor slabs. When required for use, the floor slabs would be removed and the gondola would be elevated from the pit.

The façade cleaning works began in May 2019 and were expected to be completed by June 2019. In late May 2019, the works were halted due to an obstruction of the gondola tracks. During this time, the gondola was kept in the pit, however, part of the floor opening, around the gondola switch, was not covered.

The gondola pit was located in a rooftop area, where an independently owned bar was also located. In the early hours of June 9, 2019, a security officer working at the bar fell into the uncovered area of the gondola pit. The security officer died from the fall. The circumstances surrounding the fall were as follows: the security officer had been assigned to ensure that patrons of the bar did not enter a barricaded area (which included the area with the gondola pit). Two guests had pushed aside the barricades and entered the restricted area. Upon seeing the guests enter the restricted area, the security officer ran towards them. During this, the security officer accidentally fell into the uncovered area of the gondola pit.

Following the accident, the MOM commenced an investigation, which included interviews with certain of our management and employees. As a result of the said incident, two charges were brought against A&P Maintenance under Sections 20 read with Sections 14(3) and 14A(1)(b) of the WSHA, and one charge was brought against an employee of A&P Maintenance under Section 15(3A) of the WSHA. As of March 2, 2023, MOM has formally withdrawn its charge against the employee of A&P Maintenance. On 5 July 2023, A&P Maintenance pleaded guilty to the two charges. On August 18, 2023, a fine of $184,000 (S$245,000) was imposed on A&P Maintenance for the contraventions of the WSHA which has since been paid in full.

Other Legal Matters

In April 2024, the administrator and personal representative of a deceased person who had a fatal fall, brought a negligence claim against Jurong-Clementi Town Council, C&W Services Township Pte Ltd and Primech A&P. This claim which includes various heads of damage including but not limited to various expenses, loss of income and loss of dependency, is being handled by Primech A&P’s insurer, which has appointed an adjuster.

LICENSES

We are required under the relevant laws and regulations of Singapore and Malaysia to hold certain licenses in order to conduct our business operations.

As of the date of this Annual Report, our Group holds the following licenses:

●	Each of Primech A&P, Maint-Kleen, Princeston International and HomeHelpy holds a cleaning business license required pursuant to the Environmental Public Health Act of Singapore for carrying on a cleaning business in Singapore;

●	Each of Primech A&P and Maint-Kleen holds a general waste collector’s license (Class A — Inorganic waste and recyclables) required pursuant to the Environmental Public Health (General Waste Collection) Regulations for carrying on the business of, inter alia, collecting or transporting general waste for payment or other remuneration in Singapore;

●	CSG holds a permit to store and use hazardous substances pursuant to the Environmental Protection and Management (Hazardous Substances) Regulations;

●	Primech A&P is a registered vector control operator under the Control of Vectors and Pesticides Act of Singapore, which is required for a business to undertake or engage in vector control work in Singapore;

●	Primech A&P is a registered contractor with the BCA in respect of the FM01 Facilities Management workhead;

●	Each of Primech A&P and Maint-Kleen is a registered contractor with the BCA in respect of the FM02 Housekeeping, Cleansing, Desilting & Conservancy Service workhead; and

●	Primech A&P is a registered contractor with the BCA in respect of the FM04 Pest Control workhead.

Save as disclosed herein, we do not require any other material licenses, registrations, permits or approvals in respect of our operations apart from those pertaining to general business registration requirements. See section titled “Item 4. Information on the Company—B. Business Overview — Regulations” for further details on the licensing requirements applicable to us under relevant laws and regulations. We regularly apply on a timely basis for extensions on all our licenses listed below. See section titled “Item 4. Information on the Company—B. Business Overview — Regulations.”

PROPERTIES AND FIXED ASSETS

As at the date of this Annual Report, (a) Primech A&P holds a sixty (60) year leasehold interest in 23 Ubi Crescent Singapore 408579 (expiring July 2057) with an area of 420.6 sq. m. and a sixty (60) year leasehold interest in 25 Ubi Crescent Singapore 408580 (expiring July 2057) with an area of 420.7 sq. m., and (b) CSG Industries holds a thirty (30) years interest (expiring in February 2038) in 50 Tuas Avenue 11 #01-22 Tuas Lot Singapore 639107. We have leased additional small offices in other Singapore and Malaysia cities.

On April 27, 2021, Primech A&P completed the acquisition of leasehold interest in 23 and 25 Ubi Crescent Singapore for approximately $6.7 million. The purchase price consisted of cash consideration of approximately $1.7 million and a loan obtained from the Lender of approximately $5.0 million.

To the best of our Directors’ knowledge and belief, there are no regulatory requirements or environmental issues that may materially affect our Group’s utilization of tangible fixed assets.

Pursuant to the terms of the leases entered into by our Company and/or relevant subsidiary, the lessor is entitled to unilaterally terminate the relevant lease in the event of, unpaid rent after a prescribed period, any breach of conditions, covenants or stipulations in such lease, or in the event of liquidation of the tenant. Our Directors are of the view that any unilateral termination by any lessor is unlikely to have a material impact on our Group’s business or operations as we believe that we will be able to secure leases for alternative premises in the event of such termination.

STAFF TRAINING

From time to time, we may send our employees who require specialized training to industry related courses and have sponsored our employees in their pursuit of higher education and development. We conduct specific training to equip our employees in our finance, administration and human resources departments with the relevant skills and knowledge to meet their job requirements. Such training includes in-house training conducted by our senior employees as well as training conducted by external speakers or consultants. Depending on the job requirements, we will also support our employees in these departments when they register for external courses.

The Singapore Workforce Skills Qualifications (“WSQ”) is a national credential system that trains, develops, assesses and certifies skills and competencies for the workforce. In particular, the Environmental Cleaning WSQ training framework caters to the training of cleaning crew, stewards and supervisors in the commercial and private residential cleaning, and public cleaning subsectors. In particular, as a requirement of our Clean Mark Awards, as of March 31, 2024:

●	75% of our cleaners are trained in any two modules under the WSQ Certificate in Environmental Cleaning or higher;

●	75% of our team leaders are trained in any two modules under the WSQ Higher Certificate in Environmental Cleaning or higher; and

●	75% of our supervisors are trained in any two modules under the WSQ Advanced Certificate in Environmental Cleaning.

In 2019, Primech A&P also signed a memorandum of undertaking with BATU (the Building Construction and Timber Industries Employee’s Union), e2i (the Employment and Employability Institute) and NTUC LearningHub (an affiliate of NTUC, the National Trades Union Congress in Singapore) to form a Company Training Committee which seeks to train our employees to have better job prospects by being ready for new technology and business models.

We also have a HomeHelpy Training Center for our employees working under “HomeHelpy”. The training center replicates an average home, with the necessary furnishings such as beds, stove, kitchenware etc. enabling our employees to hone their skills before they render services. In the future, we also intend to use this center to provide training in connection with specialized cleaning services such as cleaning of healthcare facilities, cleanrooms and data centers, as well as customer services. We also train employees to function as internal assessors and inspectors to ensure quality control of our cleaning services.

AWARDS AND ACCREDITATIONS

The following is a description of the material accreditations we have received:

●	ISO 9001:2015 (Quality Management) which specifies requirements for a quality management system. Organizations use the standard to demonstrate the ability to consistently provide products and services that meet customer and regulatory requirements;

●	ISO 14001:2015 (Environmental Management) which specifies the requirements for an environmental management system that an organization can use to enhance its environmental performance;

●	ISO 45001:2018 (Occupational Health & Safety Management System) which specifies requirements for an occupational health and safety (“OH&S”) management system, and gives guidance for its use, to enable organizations to provide safe and healthy workplaces by preventing work-related injury and ill health, as well as by proactively improving its OH&S performance; and

●	bizSAFE Star status which is the highest possible accreditation which can be obtained under bizSAFE, a nationally recognized capability building program in Singapore designed to help companies build workplace safety and health capabilities. bizSAFE level 3 certificate is the minimum level required for any contracts and tenders with bizSAFE partners (selected organizations, typically larger organizations, that have influencing power in their business value chain), main construction firms, Singapore government sectors, etc.

Set out below is a list of the awards and accreditations our Group has received:

Expiry Date	Recipient	Name of Award or Accreditation	Awarding Organization
December 14, 2026	Primech Holdings	ISO 9001:2015 (Quality Management)	Guardian Independent Certification Pte Ltd
December 14, 2026	Primech A&P	ISO 9001:2015 (Quality Management)	Guardian Independent Certification Pte Ltd
December 14, 2026	Maint-Kleen	ISO 9001:2015 (Quality Management)	Guardian Independent Certification Pte Ltd
January 4, 2026	CSG	ISO 9001:2015 (Quality Management)	Business Systems Certification Pty, Ltd.
December 14, 2026	Primech Holdings	ISO 14001:2015 (Environmental Management)	Guardian Independent Certification Pte Ltd
December 14, 2026	Primech A&P	ISO 14001:2015 (Environmental Management)	Guardian Independent Certification Pte Ltd
December 14, 2026	Maint-Kleen	ISO 14001:2015 (Environmental Management)	Guardian Independent Certification Pte Ltd
January 4, 2026	CSG	ISO 14001:2015 (Environmental Management)	Business Systems Certification Pty, Ltd.
December 14, 2026	Primech Holdings	ISO 45001:2018 (Occupational Health & Safety Management System)	Guardian Independent Certification Pte Ltd
December 14, 2026	Primech A&P	ISO 45001:2018 (Occupational Health & Safety Management System)	Guardian Independent Certification Pte Ltd
December 14, 2026	Maint-Kleen	ISO 45001:2018 (Occupational Health & Safety Management System)	Guardian Independent Certification Pte Ltd
December 14, 2026	Primech A&P	bizSAFE Star	Workplace Safety and Health Council
December 14, 2026	Maint-Kleen	bizSAFE Star	Workplace Safety and Health Council
December 31, 2025	Primech A&P	Clean Mark Gold Award	NEA
December 31, 2025	Maint-Kleen	Clean Mark Gold Award	NEA
April 2024	Primech A&P	Ordinary Membership	Environmental Management Association of Singapore

QUALITY CONTROL AND ASSURANCE

Our subsidiaries have obtained various ISO accreditations in relation to our quality management and OH&S systems, as described under the section titled “Item 4. Information on the Company—B. Business Overview — Awards and Accreditations”.

On a day-to-day management basis, our site supervisors and foremen are responsible for checking that our employees have complied with our procedures and guidelines regarding workplace safety and quality control during the course of the work on site. In the event that there are complaints from our customers, our site supervisors and foremen will typically rectify any such issues on site immediately. Given that our services involve a large workforce and that a substantial part of our services are provided in connection with public areas, our Directors believe that complaints from customers or members of the public are not uncommon in our industry. In the event that a written complaint is received, we will record the complaint and detail any remedial/corrective steps taken and forward the same to the responsible operations manager. Depending on the nature of the complaint — whether it related to quality of services or other environmental, health or safety issues, the operations manager shall decide on the appropriate responses or follow-up measures to take, oversee their implementation and follow up with the customer accordingly.

ENVIRONMENTAL MATTERS

Our Group’s environmental impacts are managed by our Environmental, Occupational Health & Safety (EHS) team, under Human Resource department which administers our ISO 14001:2015 certified environmental management system and ensures that our Group is compliant with all applicable environmental laws and regulations. We employ the following measures to ensure compliance and mitigate the environmental impact across our business services:

●	Air quality and noise control: In general, our cleaning and disinfecting operations do not generate any air emissions, except from the use of company vehicles. Company vehicles are scheduled for routine inspection for emission compliance. In general, our cleaning and disinfecting operations do not generate high noise level. Regular maintenance is carried out on our selected machinery and equipment, such as company vehicles and floor-scrubbers, to ensure intended performance and ensure emissions are within acceptable level/ limits.

●	Waste and recyclables: Waste are segregated into general waste, toxic waste and recyclables. Waste and recyclables will be collected by the respective licensed collectors.

●	Energy: We generally consider energy-efficient products when procuring equipment and machinery. Such includes, but is not limited to, selecting of LED lights over conventional lightings and selecting air conditioning with good energy efficiency rating.

●	Wastewater management: At our contract sites, we minimize the use of water for cleaning and reuse water whenever possible. Domestic wastewater is disposed of as soon as practicable at designated disposal points after collection to avoid the collection of stagnant water for breeding of vectors.

●	Use of ecolabel products: We strive to use products endorsed under the Singapore Green Labelling Scheme, certified eco-friendly or equivalent, such as hand soap, floor cleaner and tissue paper, as these products have been certified or proven to have lesser undesirable effects on our environment.

Primech A&P is also currently a member of the Environmental Management Association of Singapore (“EMAS”). EMAS was established by service providers from contract cleaning, waste management and pest control industries, with an aim to provide a cohesive platform for companies in the environmental industry to raise the professionalism of the industry and to address the common concerns of environmental and hygienic services.

RESEARCH AND DEVELOPMENT

Our research and development expenses were not significant in FY 2024 and FY 2023.

We are currently exploring the potential of applying EV charging technology, in particular the use of lithium-ion batteries, to our cleaning robots. Our cleaning robots are currently powered by lead acid batteries, which have long charge times and are less efficient than the lithium-ion batteries designed to be used in EVs. To this end, we are collaborating with Oyika Pte. Ltd., a company that builds battery swap and charging infrastructure for EVs, to develop swappable lithium-ion batteries for use in our cleaning robots, which will allow them to operate for a longer period of time (e.g., by way of replacing batteries) as compared to our current robots, which have to be charged during the day. At the same time, we intend to incorporate smart sensors to track performance and efficiency. We do not own or operate an EV charging function.

ESTIMATED REVENUES UNDER CONTRACT

As of March 31, 2024, our contracted revenues for future fulfilment by our Group were approximately $144.4 million (S$194.5 million). The following table sets forth a breakdown of the value of our contracted revenues which we estimate to fulfil in FY 2025, FY 2026 and FY 2027 onwards, subject to cancellations or other contractual changes which are not presently foreseeable:

	($’000)	(%)
Estimated amount of services contracted for at April 1, 2024 to be recorded in revenue for FY ending March 31, 2025	62,985	43.6
Estimated amount of services contracted for at April 1, 2025, to be recorded in revenue for FY ending March 31, 2026	71,651	49.6
Estimated amount of services contracted for at April 1, 2026 to be recorded in revenue for FY ending March 31, 2027 onwards	9,758	6.8
	144,394	100.0

Our order book as at any particular date is not indicative of our revenue for succeeding periods as secured contracts are subject to cancellations, deferral or early termination by our customers.

CORPORATE SOCIAL RESPONSIBILITY

We seek to improve lives and strengthen communities by fostering civic engagements through service and volunteerism. To this end, we have undertaken several corporate social responsibility initiatives, such as:

●	participating in the Metropolitan YMCA (“MYMCA”) Flag Day to fundraise for the underprivileged and those in need;

●	joining MYMCA for their Big Sweep Program to help improve living conditions for destitute elderly and families in need by cleaning and refurbishing their homes;

●	participating in community service programs led by Touch Community Services such as “Meals-on-Wheels” (a meal delivery program to meet the daily needs of home-bound elderly) and Home Improvement Programs (cleaning and refurbishing the homes of the elderly in need).

As part of our sustainability policy, we also, among others, practice recycling, avoid using paper products where unnecessary, and we use products with a lower environmental impact (e.g. ecolabels) in providing our cleaning services.

Our Directors intend to establish a corporate social responsibility policy which will formally address our Group’s impact on the local community.

COMPETITION

We operate in a competitive environment and face competition from new and existing competitors based in Singapore and elsewhere. In particular, the cleaning industry we operate in is highly fragmented with low barriers to entry. As of April 1, 2024, there were over 1,500 cleaning companies licensed by the NEA in Singapore. We believe that our primary competitors are large environmental services companies with an established presence in Singapore, such as the ISS Group, 800 Super Holdings, Weishen Industrial Services, Chye Thiam Maintenance Pte Ltd, Hygieia Group Limited and Ramky Cleantech Services Pte Ltd.

We believe that our competitive edge comes from our positioning as an innovative company and the quality of our services, which have allowed us not only to secure contracts with large organizations such as Singapore Changi Airport, educational institutions and large commercial banks, but also to maintain long-term relationships with these customers.

EMPLOYEES

As of June 30, 2024, our Group had a workforce of 2,744, comprising employees who are all located within our offices in Singapore and Malaysia.

There were no material changes to the number of employees hired by our Group in the last three financial years, save that the number of employees increased from 2,400 as of March 31, 2021 to 2,744 as of June 30, 2024, primarily due to increase in projects serviced by our Group which result in increase in number of personnel to perform these services. As of March 31, 2024, none of our employees are related to our Directors and Major Shareholders. Any new employment of related employees and the proposed terms of their employment will be subject to the review and approval of our Compensation Committee. In the event that a member of our Compensation Committee is related to the employee under review, he will abstain from the review.

We do not employ a significant number of temporary employees. A certain number of our employees are members of the Building Construction And Timber Industries Employees Union. The rest of our employees are not unionized. The relationship and co-operation between the management and staff have been good and are expected to continue and remain as such in the future. There has not been any incidence of work stoppages or labor disputes which affected our operations.

RECENT DEVELOPMENTS

We incorporated new subsidiaries, Primech AI Holdings Limited (“PAHL”) and Primech AI Investments Limited   on March 28, 2024. PAHL entered into a memorandum of understanding with an independent third party on April 16, 2024, which we will jointly introduce an eco-friendly and fully automatic artificial intelligent-powered toilet cleaning robot. On May 29, 2024, Primech AI Pte. Ltd. was set up, Primech Holdings Ltd. hold 51% interest in the Primech AI Pte. Ltd.

REGULATIONS

We are subject to all relevant laws and regulations of Singapore and Malaysia and may be affected by policies which may be introduced by their respective governments from time to time. We have identified the main laws and regulations (apart from those pertaining to general business requirements) that materially affect our operations, including the licenses, permits and approvals typically required for the conduct of our business, and the relevant regulatory bodies, below.

As of the date of this Annual Report, our Directors believe that we are not in breach of any laws or regulations applicable to our business operations that would materially affect our business operations, and our Group is in compliance with all the applicable laws and regulations that are material to our business operations. The Group may be subject to certain fines/penalties arising from its ordinary course of business from time to time.

Singapore

Environmental Public Health Act 1987 of Singapore (the “EPHA”) and the Environmental Public Health (General Cleaning Industry) Regulations 2014 (the “EPH Regulations”)

In order to regulate and upgrade the cleaning standards and productivity in the cleaning industry in Singapore, the EPHA was amended to require the licensing of cleaning businesses, in particular, requiring the training of cleaners and the payment of progressive wages to cleaners to ensure a more engaged cleaning workforce and the retention of a core of resident cleaners.

Pursuant to Section 80D of the EPHA, no person shall carry on a cleaning business in Singapore, except under and in accordance with a cleaning business license that is in force. A “cleaning business” means a business, whether or not the business is carried on for profit, (a) in which a person carries out cleaning work for other persons through the services of cleaners engaged or employed by that person; or (b) of supplying cleaners to other persons. “Cleaning work” means work carried out in Singapore that has, as its main or only component, the bringing of premises or any public place into, or keeping of premises or any public place in, a clean condition, and includes supervising the carrying out of such work but excludes any work that the Minister declares, by notification in the Gazette, not to be cleaning work.

Any person who contravenes Section 80D(1) of the EPHA shall be guilty of an offence and shall be liable on conviction to a fine not exceeding S$10,000 or to imprisonment for a term not exceeding 12 months or to both and, in the case of a continuing offence, to a further fine not exceeding S$1,000 for every day or part thereof during which the offence continues after conviction.

Pursuant to Section 80G of the EPHA read with the EPH Regulations, the applicant shall be eligible for a cleaning business license if:

(a)	the applicant is a company registered under the Companies Act, a limited liability partnership registered under the Limited Liability Partnerships Act 2005 of Singapore, a sole proprietorship or firm registered under the Business Names Registration Act 2014, or a society registered under the Societies Act 1966 of Singapore or an entity having a business or corporate structure that may be prescribed;

(b)	the applicant has submitted a progressive wage plan that conforms with applicable requirements (as described below);

(c)	in the case of an applicant who has one (1) or more cleaners in the applicant’s employ at the time of the application — the applicant satisfies the Director-General that such proportion of the cleaners that the applicant employs, have attended such training, and at such frequency, as the Director-General may specify for the class of the cleaning business licence that is being applied for;

(d)	the paid-up capital or (where the applicant is not a corporation) net worth of the applicant for the period specified by the Director-General, is not less than the amount specified by the Director-General for the class of the cleaning business licence that is being applied for (if specified);

(e)	the applicant has obtained a valid certification relating to the safety, health and welfare of persons at work in the applicant’s workplace, of a type that is specified by the Director-General for the class of the cleaning business licence that is being applied for (if specified); and

(g)	the applicant satisfies such other requirements as may be prescribed.

Where an applicant applies for a grant or renewal of a class 1 cleaning business license, the EPH Regulations has prescribed requirements which include, amongst other requirements, that the applicant holds a bizSAFE Certification of level 3 or a higher level.

Such other requirements that have been prescribed under the EPH Regulations include that as at the date of the application for a class 2 or class 3 cleaning business licence, the applicant must have at least one (1) officer or employee who:

(a)	has at least 2 years of practical experience in supervising cleaning work; or

(b)	has been certified by the SkillsFuture Singapore Agency for having attended —

(i)	at least one training module under the Singapore Workforce Skills Qualifications (WSQ) System that is specified in Division 1 of Part 5of the Second Schedule of the EPH Regulations; and

(ii)	at least one training module under the Singapore Workforce Skills Qualifications (WSQ) System that is specified in Division 2 of Part 5 of the Second Schedule of the EPH Regulations.

Every progressive wage model in respect of a cleaning business of a licensee or an applicant for a cleaning business license (“Progressive Wage Model”) must:

(a)	relate to every citizen or permanent resident of Singapore the licensee or applicant employs or proposes to employ as a cleaner in its cleaning business;

(b)	specify the basic wage payable to every cleaner in paragraph (a) that is on an increasing scale depending on seniority, responsibilities, cleaning work experience and training received;

(c)	specify an amount as the basic wage for each class of cleaners in paragraph (a) that is not less than the amount specified under section 80H(2)(a) for that class; and

(d)	specify that where the cleaner belongs to a class of cleaners specified as eligible for a progressive wage model bonus under section 80H(2)(b), the cleaner will be paid a progressive wage model bonus.

See section titled “Item 4. Information on the Company—B. Business Overview — Regulations — Progressive Wage Model” for further details.

From 1 January 2024 onwards, a cleaning business license is valid for two years and renewable every two years (with the exception of class 3 cleaning business licenses). As of March 31, 2024, the details of the cleaning business licenses held by our Group were as follows:

Licensee	License number	Expiry Date
Primech A&P	NEA240420/1704H/C1/R01	May 22, 2026
Maint-Kleen	NEA231371/0284W/R10	December 16, 2024
Princeston International	NEA230601/5717C/R08	June 12, 2024
HomeHelpy	NEA230932/9400R/R03	September 7, 2024

Pursuant to Section 80H of the EPHA, read with the EPH Regulations, every cleaning business licence is subject to prescribed conditions which are, among others:

(a)	conditions requiring the cleaning business licensee to enter into a contract of service in writing with each cleaner employed by the cleaning business licensee;

(b)	conditions requiring every contract of service entered into between the cleaning business licensee and every cleaner who is a citizen or permanent resident of Singapore (called in this section a resident cleaner) to provide for the payment of a basic wage or a progressive wage model bonus to the resident cleaner, that —

(i)	is not less than the amount; and

(ii)	in the case of a progressive wage model bonus, is to be paid at the frequency,

specified by order by the Commissioner for Labour under Section 80H(2) for the class of cleaners that the resident cleaner belongs to;

(c)	conditions requiring the cleaning business licensee to ensure that every cleaner employed by the cleaning business licensee satisfies the training requirements as may be specified by the Director-General for the class of cleaners that the cleaner belongs to;

(d)	conditions prohibiting the cleaning business licensee from deploying any individual who is not employed by the cleaning business licensee to carry out any cleaning work, unless the individual is a cleaner employed by another cleaning business licensee; and

(e)	conditions requiring the cleaning business licensee to keep such records, accounts or documents relating to the business or activities that the cleaning business licensee is authorised to carry out under the cleaning business licence, as may be prescribed, and retain those records, accounts or documents for a prescribed period.

If the conditions of the cleaning business license are not met, the Director-General may revoke any such cleaning business license, suspend the cleaning business license for such period of time (not exceeding six months) as the Director-General thinks fit; or impose such other directions or restrictions as the Director-General considers appropriate on the licensee’s cleaning business in Singapore, including imposing different conditions for different classes of cleaning business licences or cleaning business licensees under different circumstances.

Environmental Protection and Management Act 1999 of Singapore and the Environmental Protection and Management (Hazardous Substances) Regulations

The Environmental Protection and Management Act, or the EPMA, and the regulations thereunder govern environmental pollution control and the protection and management of the environment and resource conservation in Singapore.

Certain of the cleaning solutions and chemicals we use in our cleaning and pest control operations are considered “hazardous substances” under the EPMA and are subject to regulatory control. In particular, pursuant to Regulation 17 of the Environmental Protection and Management (Hazardous Substances) Regulations, a person shall not use, keep or have in his possession or under his control any of the specified hazardous substances under the regulations, unless he is authorized to store and use such hazardous substances. In addition, the storage and use of the hazardous substance must be effected in accordance with the provisions of the permit and any condition specified therein.

Non-compliance with the relevant requirements under the Environmental Protection and Management (Hazardous Substances) Regulations constitutes an offence and may result in fines or imprisonment.

As of March 31, 2024, our Group holds a permit to store and use hazardous substances under Regulation 17 of the Environmental Protection and Management (Hazardous Substances) Regulations, as follows:

Licensee	License Number	Hazardous Substances	Expiry Date
CSG	C0764P190924	40% Hydrochloric Acid	August 2, 2024
55% Sodium Hydroxide

Further, CSG also holds a Factory Notification Confirmation issued by MOM enabling it to carry out production, packaging and storage of detergents and cleaners, and a license for explosive precursors issued by the Singapore Police Force for the period between August 30, 2023 to August 29, 2025.

CSG also has the right to use the Singapore Green label for the D’Bond brand in respect of multi-purpose cleaners for the period between February 28, 2020 to February 27, 2026. CSG also has the right to use the Singapore Green label for the D’Bond brand in respect of hand soap between April 29, 2022 to April 28, 2026.

Enhanced Clean Mark Accreditation Scheme

The cleaning business license sets the entry-level standards for cleaning businesses, while accreditation under the Enhanced Clean Mark Accreditation Scheme aims to differentiate the quality of services provided by cleaning businesses. With the implementation of a revised Cleaning Business Licensing framework from 1 January 2024, the National Environment Agency of Singapore has indicated that it will cease the issuance and applications of Enhanced Clean Mark Accreditation Scheme.

There are two levels of award under the scheme; namely the Clean Mark Silver Award and the Clean Mark Gold Award. As of March 31, 2024, the details of the Clean Mark awards held by our Group were as follows:

Licensee	License number	Award	Expiry Date
Primech A&P	NEA230348/1704H/G10	Gold	December 31, 2025
Maint-Kleen	NEA231371/0284W/G11	Gold	December 31, 2025

The accreditation criteria for the Clean Mark Gold Award includes, among others:

(a)	professional and regulatory standards, having (i) attained and maintained at least NEA Clean Mark Silver accreditation status for a period of 12 months, (ii) sufficient financial resources (paid up capital or net worth of at least S$25,000), (iii) no conviction in the past 12 months preceding the certification and throughout the accreditation award, for offences under legislation administered by NEA, MOM or the Singapore Central Provident Fund Board; (iv) no default on Employment Claims Tribunal Orders issued in the past 12 months preceding the certification and throughout the accreditation award; (v) attained at least bizSAFE Level 3 certification; and (vi) attained ISO 9001 certification;

(b)	environmental health and cleanliness standards, having in place an existing system (for a minimum of six (6) months) to let cleaners know how and where they could improve upon to ensure that performance standards agreed between the company and clients are met;

(c)	operations planning, support and delivery, by (i) providing cleaners with a sufficient supply of clean and presentable uniforms and appropriate types of cleaning equipment, (ii) appointing at least one supervisor as a productivity manager to improve work processes, develop and implement productivity initiatives and (iii) having a good performance record of an average of 75 points and above from the clients’ assessment forms;

(d)	training, quality of manpower and general working conditions, that:

(i)	at the point of application and throughout the accreditation award, all cleaners are trained in two (2) modules, one (1) workplace safety and health module and one (1) core module as stated in the list of modules endorsed by the Tripartite Cluster for Cleaners;

(ii)	cleaners’ wages (including all overtime payments, allowances, bonuses and any other forms of salary payments) are paid through GIRO unless otherwise requested by cleaners;

(iii)	cleaners are given basic statutory benefits as stated under the employment laws; and

(iv)	cleaners’ performances are recognized with incentives and bonuses.

Progressive Wage Model (“PWM”)

Cleaning companies must satisfy the PWM wages and training requirements for cleaners who are Singapore citizen and permanent resident cleaners. These were minimum basic wages imposed by Ministry of Manpower which will increase from July 1, 2020 to June 30, 2029. A mandatory PWM bonus is payable to certain cleaners as well. The cleaning business must pay the PWM bonus at least once but no more than twice in a calendar year.

The remuneration of our Singapore citizen and permanent resident cleaners are in compliance with the Progressive Wage Model.

Environmental Public Health (General Waste Collection) Regulations

Pursuant to the Environmental Public Health (General Waste Collection) Regulations, any person who wishes to carry on the business of (a) collecting or transporting general waste for payment or other remuneration (whether monetary or otherwise) or (b) collecting or transporting from any food establishment used cooking oil, may apply for a general waste collector’s license.

There are various classes of licenses. In particular, Class A general waste collection licenses relate to the collection of inorganic waste (e.g. construction and renovation debris, tree trunks and branches, furniture disposal, electrical appliances, wooden crates, pallets and other bulky items for disposal) and recyclable waste (excluding food waste).

A general waste collection license is valid for one year and renewable on a yearly basis. As of March 31, 2024, the details of the general waste collection licenses held by our Group were as follows:

Licensee	Class of License	License number	Expiry Date
Primech A&P	A	A-08-011X-000	April 30, 2025
Maint-Kleen	A	A-19-025K-000	October 21, 2024

Pursuant to Regulation 7AA of the Environmental Public Health (General Waste Collection) Regulations read with Section 99(15) of the EPHA, where a licensee (a) is in breach of any restriction or condition subject to which the licence was granted or (b) has contravened any provision of the EPHA, the Director-General may suspend or cancel the licence; and in the case of (a), the Director-General may in lieu of or in addition to suspending or cancelling the licence, impose a financial penalty of any amount, not exceeding $5,000, unless the breach in (a) is an offence under the EPHA.

Any person who contravenes or fails to comply with any of the provisions of the Environmental Public Health (General Waste Collection) Regulations shall be guilty of an offence and shall be liable on conviction to a fine not exceeding S$10,000 and, in the case of a continuing offence, to a further fine not exceeding S$500 for every day during which the offence continues after conviction.

Control of Vectors and Pesticides Act 1998 of Singapore (the “CVPA”)

Under Section 2 of the CVPA, a vector control operator refers to a person who, in the course of any trade or business, undertakes or engages any work carried out for the purpose of the destruction, or prevention of the propagation or harboring, of any insect, including its egg, larva and pupa, and any rodent, including its young, carrying or causing, or capable of carrying or causing any disease to human beings. Under Section 24 of the CVPA, no person shall in the course of any trade or business, undertake or engage in vector control work or advertise or otherwise hold himself out as a vector control operator unless he is registered as a vector control operator under the CVPA.

Under Section 30(1) of the CVPA, the registration of a vector control operator, vector control technician’s license and vector control worker’s certificate are each valid for three years from its date of grant. As of March 31, 2024, the details of the cleaning business licenses held by our Group were as follows:

Licensee	License number	Expiry Date
Primech A&P	NEA198801704H	July 3, 2024

Any person who undertakes any trade or business, or engages in vector control work without registration shall be guilty of an offence and shall be liable on conviction to a fine not exceeding S$20,000 or to imprisonment for a term not exceeding three (3) months or to both and, in the case of a second or subsequent conviction, to a fine not exceeding S$50,000 or to imprisonment for a term not exceeding six (6) months or to both.

Contractors Registration System

The BCA administers the “CRS” which serves the procurement needs of Singapore government departments, statutory bodies and other public sector organizations including first level sub-contractors involved in Singapore government projects. Registration of a contractor with the BCA and the grade assigned to it is dependent on the contractor fulfilling the requisite grade requirements relating to, among others, track record, financial capacity, management certifications, and personnel qualifications.

In particular, a contractor may be registered under the following facilities management workheads with BCA:

●	FM01 Facilities Management which entails integrated facilities management and/or managing agent services by facilities management companies. In particular, the provision of integrated facilities management refers to the provision of at least two distinct maintenance services by the same company. The areas of distinct maintenance services include building maintenance services, mechanical and electrical maintenance services, security services, cleaning services, landscaping services and pest control services. The contract may deliver the services or outsource and manage sub-contractors.

●	FM02 Housekeeping, Cleansing, Desilting & Conservancy Service which entails cleaning and housekeeping services for offices, buildings, compounds, industrial and commercial complexes, desilting and cleansing of drains.

●	FM03 Landscaping which entails landscaping services including tree planting, turfing and grass cutting.

●	FM04 Pest Control which entails extermination and control of pests in installations, buildings and complexes.

The following table sets out the current registrations of our subsidiaries in the CRS as of March 31, 2024.

Company name	Workhead code	Grade	Expiry date
Primech A&P	FM01	M4	December 1, 2026
Primech A&P	FM02	L6	December 1, 2026
Primech A&P	FM04	L1	December 1, 2026
Maint-Kleen	FM02	L6	June 1, 2025

The tendering limit for projects in the public sector is determined by one’s qualified grade under the CRS.

The tendering limits under the FM01 are as follows:

Tendering limit	M1	M2	M3	M4
(S$ million)
April 1, 2020	Unlimited	30	10	1

The tendering limits under the FM02 to FM04 Workheads are as follows:

Tendering limit	Single grade	L6	L5	L4	L3	L2	L1
(S$ million)
July 1, 2022 to June 30, 2023	Unlimited	Unlimited	16	8	5	1.6	0.80
July 1, 2023 to June 30, 2024	Unlimited	Unlimited	16	8	5	1.6	0.80
July 1, 2024 to June 30, 2025	Unlimited	Unlimited	16	8	5	1.6	0.80

In order to apply for, maintain and renew the registrations under the CRS, there are different requirements to be complied with for different grades, including but not limited to, requirements relating to minimum paid up capital and net worth, employment of certain personnel with prescribed qualifications, and track record of past and current projects.

Workplace Safety and Health Act 2006 of Singapore (the “WSHA”)

The WSHA provides that every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of (a) his employees at work and (b) persons (not being his employees) who may be affected by any undertaking carried on by him in the workplace. These measures include, but are not limited to: (i) providing and maintaining for such persons a work environment which is safe, without risk to health, and adequate as regards to facilities and arrangements for their welfare at work; (ii) ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by such persons; (iii) ensuring that such persons are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working or use of things in their workplace or near their workplace and under the control of the employer; (iv) developing and implementing procedures for dealing with emergencies that may arise while such persons are at work; and (v) ensuring that such persons at work have adequate instruction, information, training and supervision as is necessary for them to perform their work.

Under the WSHA, the Commissioner for Workplace Safety and Health (“Commissioner”) may serve a remedial or a stop-work order in respect of a workplace, for contravention or omission of any WSHA-specified condition.

Workplace Safety and Health (Incident Reporting) Regulations (the “WSHIR”)

Under Regulation 4 of the WSHIR, where any accident at a workplace occurs which leads to the death of any employee, the employer shall, as soon as is reasonably practicable but no later than 10 days after the accident, submit a report to the Commissioner.

Under Regulation 6 of the WSHIR, where an employee meets with an accident at a workplace on or after September 1, 2020, and the employee is certified by a registered medical practitioner or registered dentist to be unfit for work, or to require hospitalization or to be placed on light duties, on account of the accident, the employer shall submit a report to the Commissioner of the accident within 10 days after the date the employer first has notice of the accident.

Work Injury Compensation Act 2019 of Singapore (“WICA”)

WICA provides that if any personal injury is caused to an employee by accident arising out of and in the course of the employee’s employment with an employer, the employer shall be liable to pay compensation in accordance with the provisions of WICA. Any employer who fails to insure himself in accordance with WICA shall be guilty of an offence and shall be liable to, on conviction, a fine not exceeding S$10,000 or to imprisonment for a term not exceeding 12 months or to both, or if the employer is a repeat offender, to a fine not exceeding S$20,000 or to imprisonment for a term not exceeding 12 months or to both.

In this regard, certain of our subsidiaries have obtained a contract for insurance in accordance with WICA, with the current term for most subsidiaries covering up until November 3, 2024.

Employment Act 1968 of Singapore (the “Employment Act”)

The rights of all employees employed under a contract of service with our subsidiaries are governed under the Employment Act in particular, their rights to annual leave, sick leave and maternity leave, amongst others. In respect of (a) workmen who receive salaries not exceeding S$4,500 a month and (b) employees (other than workmen or persons employed in a managerial or an executive position) who receive salaries not exceeding S$2,600 a month, the Employment Act governs additional aspects of their conditions of service such as hours of work, overtime and rest day, amongst others.

Employment of Foreign Manpower Act 1990 of Singapore (the “EFMA”)

The employment of foreign workers in Singapore is governed by the EFMA and regulated by MOM. In Singapore, under Section 5(1) of the EFMA, no person shall employ a foreign worker unless he has obtained in respect of the foreign worker a valid work pass. The foreign worker has to be employed and carry out duties in accordance with the conditions of his or her work pass. Any person who fails to comply with or contravenes Section 5(1) of the EFMA shall be guilty of an offence and shall:

(a)	be liable on conviction to a fine of not less than S$5,000 and not more than S$30,000 or to imprisonment for a term not exceeding 12 months or to both; and

(b)	on a second or subsequent conviction:

(i)	in the case of an individual, be punished with a fine of at least S$10,000 and not more than S$30,000 and with imprisonment for a term of not less than one (1) month and not more than 12 months; or

(ii)	in any other case, be punished, with a fine not less than S$20,000 and not more than S$60,000.

There are various employment passes available for foreign workers, namely, “Work Permits”, “S Passes” and “Employment Passes”. While there is no minimum qualifying salary for Work Permit holders, the minimum qualifying salary for S Pass holders (who are not in the financial services sector) is currently S$3,000 and for Employment Pass holders (who are not in the financial services sector) it is currently S$5,000.

The number of Work Permit and S Pass holders a company can hire in Singapore is limited by a quota (or dependency ratio ceiling) and subject to limitations, including conditions for source countries or regions, age when applying and maximum period of employment. The dependency ratio ceiling for foreign workers (whether Work Permit holders or S Pass holders) hired by a company within the services sector in Singapore is currently 35% of our total workforce.

The employment of foreign workers is also subject to the payment of levies. Companies which hire close to the maximum quota are required to pay higher levies. Currently the Group pays levies between S$300 to S$800 per month for each Work Permit holder, and S$330 per month for each S Pass holder.

Employment of Foreign Workers in the Services Sector

A company that wishes to employ foreign employees from NTS countries for conservancy cleaning services would have to first submit a completed prior approval form to the Work Pass Division of the MOM, and such prior approval form has to be endorsed by the supporting town council. Once the prior approval has been issued, the cleaning company may then proceed to submit a new work permit application for each NTS foreign employee. As of March 31, 2024, we employed 286 workers from Bangladesh across 13 projects under such approval.

An employer is also required to place a $5,000 security bond for each non-Malaysian work permit holder it wishes to employ. The bond is in the form of a banker’s or insurance guarantee to support the security bond. It is used to ensure that both the employer and the foreign employee comply with the conditions of the work permit. The employer is not permitted to ask the foreign employee to pay for the bond, and the bond must be purchased before the foreign employee arrives in Singapore.

Regulations on Anti-Money Laundering and Prevention of Terrorism Financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992, or CDSA, provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits.

The Terrorism (Suppression of Financing) Act 2002, or TSOFA, is the primary legislation for the combating of terrorism financing. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism. Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the TSOFA also requires any person in Singapore and any citizen of Singapore outside of Singapore who has information about any transaction in respect of any property belonging to any terrorist to immediately inform the Commissioner of Police of that fact or information. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability.

Malaysia

Laws and Regulations in Malaysia In Relation to the Cleaning Business

MDTCL Approval for Unregulated Services

Under the Guidelines on Foreign Participation in the Distributive Trade Services (“Guidelines”), all foreign business operators engaged in the business of distribution and trade services in Malaysia are required to obtain approval from the Ministry of Domestic Trade and Cost of Living (“MDTCL”) in order to be able to apply for expatriate work permits and sometimes, to obtain or renew business premise licenses.

Under the Guidelines, “foreign participation” means any interests, associated group of interests or parties acting in concert which comprises of (i) individual who is not a Malaysia citizen; (ii) foreign company or institution; or (iii) local company whereby parties stated in (i) and (ii) herein hold more than 50 percent of the voting rights in the company.

As My All Services is currently wholly owned by Primech A & P Pte. Ltd. (a foreign company), which is ultimately owned by Mr. Kin Wai Ho, Mr. Jin Ngee Vernon Kwek and Mr. Cyrus Jun Ming Wen, who are foreigners under the Guidelines, My All Services is considered to be a company with foreign participation pursuant to the Guidelines.

Further, “distributive trade” is defined to comprise all linkage activities that channel goods and services from the supply chains to intermediaries for the purpose of resale or to the final buyers. Because My All Services supplies cleaning services as a business to the general public, it would be considered as engaging in distributive trade services under the Guidelines.

The services provided by My All Services would fall within the category of “various other distribution formats” and which is defined in the Guidelines as other type of distributive formats and unregulated sector not otherwise expressed in the Guidelines. In this regard, the MDTCL has issued a list of certain services under “unregulated” sub sectors and the following services are set out to be unregulated services under the purview of MDTCL:

●	disinfecting and exterminating services,

●	window cleaning services,

●	janitorial services and

●	other building cleaning services not otherwise classified.

Services provided by My All Services would therefore fall within the category of unregulated services and would subject My All Services to the approval and requirements imposed under the Guidelines by MDTCL. Accordingly, while the guidelines refer to “unregulated” services, such services are in fact regulated.

In addition to an approval from the MDTCL, a foreign owned entity carrying on unregulated services is recommended to comply with the Guidelines. The Guidelines do not have force of law and are merely reflective of government policy. While there are no legal sanctions or penalties for non-compliance with the Guidelines, compliance with the Guidelines is enforced administratively. For example, the Malaysian Immigration Department generally refuses to process work permit applications if the applicant company does not have the distributive trade approval.

As of the date of this Annual Report, My All Services does not have and has not applied for the MDTCL approval under the Guidelines to supply cleaning services in Malaysia. Without the MDTCL approval, My All Services may not be able to apply for or renew any work permits for any foreign employees, or apply for or renew its business premise and signage license.

As of the date of this Annual Report, My All Services has not employed any foreign employees in Malaysia and does not currently require a business premise and signage license from any local authorities under the LGA as it does not operate its cleaning service business from any business premises.

Laws and Regulations in Malaysia in relation to Workplace Safety and Health

Occupational Safety and Health Act

The Occupational Safety and Health Act 1994 (“OSHA”) and its regulations apply throughout Malaysia to certain industries specified in the First Schedule to the OSHA, including the sanitary services industry. OSHA imposes general duties upon employers and employees to ensure workplace health and safety. Along with the regulations promulgated under OSHA, OSHA requires, among others, the establishment of workplace safety and health committees (where there are more than 40 persons employed at the place of work), the introduction of a policy statement regarding occupation safety and health and sets forth strict compliance requirements in relation to workplace accident notification. Contravention of the OSHA will render a person liable to a fine up to MYR50,000 and/or imprisonment for a term up to 2 years.

Laws and Regulations in Malaysia Relating to Employment

Employment Laws

In Malaysia, the legal rules governing the employment relationship include legislation that sets minimum employment standards; that governs trade unions; that establishes and regulates a national statutory pension fund; that provides social security protections; that sets minimum wages and minimum ages for retirement; and that establishes protections for laid off employees.

Employee’s Personal Data Protection

The Personal Data Protection Act 2010 (“PDPA”) regulates the processing of personal data in Malaysia. Briefly, the PDPA imposes legal obligations on employers (as data users) who process the personal data of its employees (as data subjects). Employers, as data users, are required to comply with the personal data protection principles prescribed under the PDPA which include the requirement to, among others, obtain an employee’s consent prior to processing his/her personal data, inform the employee that his/her personal data is being processed via written notice, specify reasons for the collection of the personal data, imposes responsibility for the protection of such personal data, ensure the accuracy of the personal data and requires permission to be given to employees to access the collected personal data. Contravention of such principles will render a person liable to a fine not exceeding MYR300,000 and/or imprisonment for a term not exceeding 2 years.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our business and financial performance are subject to substantial risks and uncertainties.

History and Overview

Our Company was incorporated on December 29, 2020 as a private company limited by shares under the name “Primech Holdings Pte. Ltd.” On May 11, 2023, our Company changed its corporate name to “Primech Holdings Ltd.”, so as to remove the designation “Pte.” which is used only for privately held companies under Singapore law, and adopted a constitution for a public company under Singapore law.

Our Company is a holding company that owns 100% of Primech A&P, Acteef Cleaning, Maint-Kleen, HomeHelpy and Princeston International. Primech A&P owns 100% of our Malaysian subsidiary My All Services. Our Company also owns 80% of CSG.

We are an established facilities and stewarding services provider in the public and private sectors. We operate primarily in Singapore which operations contributed approximately $72.0 million or 99.3% and approximately $68.3 million or 98.9% of our total revenue for FY 2024 and FY2023, respectively, with the remainder from our operations in Malaysia and sales of products.

Concentration of Risk

Substantially all of our revenue was derived from our operations in Singapore and a substantial portion of our revenue was derived from our facilities services operations (approximately $56.0 million or 77.2% during FY 2024 and approximately $55.8 million or 80.8% during FY 2023). Any adverse circumstances affecting the Singapore market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incidents may adversely affect our business, financial condition, results of operations and prospects. Any downturn in our industry that results in any postponement, delay or cancellation of our contracts or in any delay in recovery of our receivables is likely to have an adverse effect on our business and profitability.

For the year ended March 31, 2024, one customer accounted for 10.0% of our total revenue and no customer accounted over 10% our accounts receivable.

For the year ended March 31, 2023, one customer accounted for 10.4% of our total revenue and one customer accounted for 12.1% of our accounts receivable.

Critical Accounting Policies

Management’s discussion and analysis of our results of operations, liquidity and capital resources is based upon our financial statements. We prepare our financial statements in conformity with GAAP. Certain of our accounting policies require that we apply significant judgment in determining estimates and assumptions for calculating estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. We use, in part, our historical experience, terms of existing contracts, observance of trends in the industry and information obtained from independent valuation experts or other outside sources to make our judgments. We cannot assure you that our actual results will conform to our estimates. We regularly evaluate these estimates and assumptions, particularly in areas we consider to be critical accounting estimates, where changes in estimates and assumptions could have a material impact on our results of operations, financial position and, generally to a lesser extent, cash flows.

The following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s financial statements.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and, if deemed appropriate, those estimates are adjusted. Significant estimates include those related to assumptions used in valuing reserves of uncollectible accounts receivable, assumptions used in valuing assets acquired in business acquisitions, impairment testing of goodwill and other long-term assets, the valuation allowance for deferred tax assets, accruals for potential liabilities, and assumptions used in the determination of the Company’s liquidity.

Revenue Recognition

The Company recognizes revenue in accordance with FASB Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”). The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contract(s), which include (1) identifying the contract or agreement with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied.

For any service contracts where the performance obligation is not completed, deferred revenue is recorded for any payments received in advance of the performance obligation.

Government subsidies

Government subsidies are not recognized until there is reasonable assurance that the Company will comply with the conditions of the subsidy and the Company will receive the subsidy. Generally, government subsidies fall into two categories: subsidies related to income and subsidies related to assets. Subsidies related to income are recognized in the period that the recognition criteria are met, and are presented as a reduction of the related expense that they are intended to subsidize within operating expenses in the consolidated statements of operations and comprehensive income. Subsidies related to assets are for the purchase, construction or other acquisition of long-lived assets and are recognized as reductions to the capitalized costs of the related assets.

Recent accounting pronouncements

See Note 1 to the financial statements for the discussion of recent accounting pronouncements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

Plan of Operation

Currently our Company is primarily a facility services provider, with a focus on general cleaning services. Moving forward, we intend to provide a full suite of services in the facility services sector through constant innovation focusing on automation and digitization.

A.	Operating Results

Fiscal Year Ended March 31, 2024 and 2023

The following discussion summarizes our operating results for FY 2024 compared to FY 2023.

	Year Ended March 31,		Change
(thousand dollars)	2024	2023	Dollars	Percentage
Revenue	$72,524	$69,026	$3,498	5.1%

Direct Costs and Expenses
Depreciation and amortization	(925)	(945)	20	(2.1)%
Employee benefit expense – Salaries	(41,827)	(40,149)	(1,678)	4.2%
Employee benefit expenses – Other	(9,331)	(9,026)	(305)	3.4%
Subcontractor charges	(2,697)	(2,988)	291	(9.7)%
Other expense	(5,135)	(5,302)	167	(3.1)%
	(59,915)	(58,410)	(1,505)	2.6%
General and administrative Expenses
Depreciation and amortization	(2,945)	(2,703)	(242)	9.0%
Employee benefit expense – Salaries	(5,420)	(5,655)	235	(4.2)%
Consultancy and other professional fees	(1,923)	(1,167)	(756)	64.8%
Other expense	(2,872)	(2,779)	(93)	3.3%
	(13,160)	(12,304)	(856)	7.0%
Goodwill impairment	-	(138)	(138)	(100)%
Sales and marketing expenses	(2,231)	(279)	(1,952)	699.6%
Interest expense	(1,145)	(723)	(422)	58.4%
Income tax benefit	493	10	483	4830.0%
Other operating income, net	211	271	(60)	(22.1)%
Net loss	$(3,223)	$(2,547)	$(676)	26.5%

Discussion For the Fiscal Years Ended March 31, 2024 and 2023

Revenue

The Company’s revenues for FY 2024 and FY 2023 were approximately $72.5 million and $69.0 million, respectively, representing an increase of approximately 5.1%. The increase was mainly driven by new customers affiliated with the Singaporean government during the reporting period in our facilities services segment.

(thousand dollars)	For the Years Ended March 31,
Revenue by category	2024	2023
Facilities services	$56,016	$55,755
Stewarding services	10,156	7,599
Cleaning services to offices (tenancy)	5,870	4,899
Total service revenues from Singapore	72,042	68,253
Other service revenues from Malaysia	53	265
Revenue by product – Other product	429	508
	$72,524	$69,026

Revenue from facilities services increased from approximately $55.8 million for FY 2023 to approximately $56.0 million for FY 2024. The increase was mainly driven by increase in revenue from Singapore Changi Airport as we commenced our service for the airside of Singapore Changi Airport on November 1, 2023.

Revenue from stewarding services increased from approximately $7.6 million for FY 2023 to approximately $10.2 million for FY 2024 and revenue from cleaning services to offices increased from approximately $4.9 million for FY 2023 to approximately $5.8 million for FY 2024. The increase was mainly due to the removal of COVID-19 travel restrictions by the Singapore government since April 2022, leading to recovery in the hospitality which result in increase in demand of our stewarding services.

Direct costs and expenses

Direct costs and expenses for FY 2024 and FY 2023 were approximately $59.9 million and $58.4 million, respectively, representing an approximate increase of 2.6%. Labor costs contributed approximately 85.4% and 84.2% of our direct costs for FY 2024 and FY 2023, respectively, amounting to approximately $51.2 million and $49.2 million, respectively, where employee benefit expense — salaries was the largest component of labor costs for both years. Approximately $2.6 million and $4.2 million in Singapore government grants were netted against our direct costs and expenses in FY 2024 and FY 2023, respectively. The increase of direct costs and expenses was driven by the following items.

Depreciation and amortization

Depreciation and amortization charges relating to direct costs remained stable for FY 2024 and FY 2023, were approximately $925,000 and $945,000, respectively, representing an approximate decrease of 2.1% year over year.

Employee benefit expense — Salaries

Employee benefit expenses were approximately 85.4% and 84.2% of our direct costs for FY 2024 and FY 2023, respectively. Employee benefit expense mainly represents salaries, contributions to provident fund and allowances paid to employees, of which salaries accounted for the largest portion of employee benefit expenses. Salaries relating to direct costs and expenses for FY 2024 and FY 2023 were approximately $41.8 million and $40.1 million, respectively, representing an approximate increase of 4.2%. Such increase was driven by increase in labor costs as we provided services to more customers and increase in worker’s wages under the Progressive Wage Model (“PWM”). Government grants of approximately $2.6 million and $4.2 million, were netted against our Employee benefit expense — Salaries under direct costs and expenses in FY 2024 and FY 2023 respectively.

Subcontractor charges

Subcontractor charges for FY 2024 and FY 2023 were approximately $2.7 million and $3.0 million, respectively, representing an approximate decrease of 9.7%. Such decrease was caused by the increase in projects serviced by our staff, which lead to an decrease in need of service from third party service providers.

General and Administrative expenses

General and administrative expenses for FY 2024 and FY 2023 were approximately $13.2 million and $12.3 million, respectively, representing an approximate increase of 7.0%. Approximately $0.1 million and $0.2 million of government grants were set-off against our general and administrative expenses in FY 2024 and FY 2023, respectively. The increase in our general and administrative expenses was explained by the following items.

Depreciation and amortization

Depreciation and amortization charges relating to general and administrative expenses for FY 2024 and FY 2023 were approximately $2.9 million and $2.7 million, respectively, representing an approximate increase of 9.0%. Such decrease was driven by additional depreciation on right-of use assets.

Employee benefit expense — Salaries

Employee benefit expense mainly represents salaries, contribution to provident fund and allowances paid to employee, which salaries accounted for the majority portion of employee benefit expenses. Salaries relating to general and administrative expenses for FY 2024 and FY 2023 were approximately $5.4 million and $5.7 million, respectively, representing an approximate decrease of 4.2%. The management has been implementing policies to control the overall expense.

Consultancy and other professional fees

Other professional fees for FY 2024 and FY 2023 were approximately $1.9 million and $1.2 million, respectively, representing an approximate increase of 64.8%. The increase mainly resulted from engagement of consultants and professionals post IPO.

Sales and Marketing Expenses

Sales and marketing expenses mainly represent advertising expenses; such charges for FY 2024 and FY 2023 were approximately $2.2 million and $279,000, respectively, representing an approximate 7 times increase. Such increase was resulted from the marketing campaign in Asia after the IPO to increase the recognition of “Primech” brand.

Other operating income, net

Other operating income, net mainly represent rental income and interest income, they are partly off-set by other operating expenses such as trademark and license fees and fees to other information technology services providers. Other operating income, net for FY 2024 and FY 2023 were approximately $211,000 and $271,000, respectively, representing an approximate decrease of 22.1%. Such decrease was mainly resulted decrease in gain from disposal of property and equipment.

Interest expense

Interest expense mainly represent interest on bank borrowings and lease liabilities; such charges for FY 2024 and FY 2023 were approximately $1.1 million and $723,000, respectively, representing an approximate increase of 58.4%. Such increase was driven by increase in interest rate.

Income tax benefit

Income tax benefit were approximately $493,000 for FY 2024, mainly represent reversal of deferred tax in respect of amortization of intangible assets during the period. Income tax benefit were approximately $10,000 FY 2023, mainly represents reversal of tax payable to the government of Singapore.

Discussion For the Fiscal Years Ended 31 March, 2024 and 2023

Liquidity and Capital Resources

The Group and a registered financial institution under the Monetary Authority of Singapore (the “Lender”) are parties to a temporary bridge loan dated October 21, 2020 (supplemented May 5, 2021, August 3, 2021, July 26, 2022 and July 28, 2023). The aggregate amount of this loan outstanding at March 31, 2024 is approximately $1.9 million (S$2.5 million).

The Group and the Lender are parties to four overdraft facilities dated August 6, 2019; July 14, 2022, July 20, 2022 and July 26, 2022 (supplemented February 10, 2023 and July 28, 2023), respectively. The aggregate amount of the overdraft facilities is approximately $6.6 million (S$8.8 million), of which $5.8 million (S$7.8 million) was outstanding at March 31, 2024.

These loans bear interest at a rate that ranges from 2.0% to 6.7% per annum. These loans and are secured by debentures over assets and several guarantees from Sapphire Universe, certain Executive Officers and one or more Major Shareholders for an unlimited amount. See section titled “Related Party Transactions”.

We are a party to a “with recourse” receivable purchase facility dated July 20, 2018 (supplemented September 28, 2021 and August 15, 2022) and July 23, 2020 (supplemented August 18, 2022) with the Lender pursuant to which Primech A & P and Maint-Kleen agreed to sell to the Lender, and the Lender agreed to purchase from the subsidiary, certain receivables owing from customers. All amounts due under the terms of the Facility, totaling up to approximately $7.4 million (S$9.8 million), are guaranteed by security over receivables; debentures over assets and several personal guarantees for an unlimited amount. The outstanding balance under this loan at March 31, 2024 was approximately $4.0 million (S$5.4 million). See section titled “Related Party Transactions”. We pay a discount charge calculated based on 3% p.a. over three months bank’s Costs of Fund on the outstanding gross amount of accounts receivable factored.

The Group and the Lender are parties to a business property financing facility dated March 30, 2021 (supplemented February 10, 2023 and August 11, 2023) in relation to our acquisition of the properties located at 23 Ubi Crescent and 25 Ubi Crescent, Singapore. The purchase price is approximately $6.7 million consisted of cash consideration of approximately $1.7 million and a loan obtained from the Lender of approximately $5.0 million (S$6.8 million) and the outstanding balance of this loan at March 31, 2024 was approximately $4.5 million (S$6.1 million). This facility is secured by several personal guarantees. See section titled “Related Party Transactions”.

Primech A&P is required to maintain, during the term of the financing agreements relating to each of these facilities, a minimum adjusted tangible net worth of $7.0 million (SGD 10.0 million), and a gearing ratio, defined as to the ratio of total bank debt to tangible net worth of not more than 1.5. As of March 31, 2024, we are complying of the financial covenants.

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. For FY 2024, the Company recorded net loss of approximately $3.2 million and cash used in operating activities of approximately $9.1 million. We received approximately $2.8 million and $4.6 million in Singapore government grants which were netted against our direct costs and expenses, general and administrative expenses and other operating income in FY 2024 and FY 2023, respectively. These government subsidies were received from government authorities in Singapore, and were primarily used to offset wage costs, and are recorded as a reduction to associated wage costs in cost of revenue and general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income.

Notwithstanding the receipt of the government subsidies received during FY 2024, management believes that with its balances of cash of approximately $7.6 million, working capital of approximately $8.6 million and approximately $2.5 million of available loans or overdraft facilities at March 31, 2024, our liquidity is sufficient to fund operations for at least one year from the date the Group’s March 31, 2024 financial statements are issued.

We intend to fund our future operations and meet our financial obligations through revenue growth. We cannot, however, provide assurance that revenue, income and cash flows generated from our businesses will be sufficient to sustain our operations in the twelve months following the date of this prospectus. As a result, we are actively evaluating strategic alternatives including debt and equity financings and potential sales of investment assets.

Cash Flows — Operating Activities

We used approximately $5.9 million more cash in operating activities during the year ended March 31, 2024 than we did during the year ended March 31, 2023. The increase in cash used in continuing operating activities mainly resulted from the increase in prepaid expenses and other current assets as we prepaid to our vendor for services.

We generated approximately $8.2 million less cash from operating activities during the year ended March 31, 2023 than we did during the year ended March 31, 2022. The decrease in cash provided in continuing operating activities resulted from the increase in account receivables and prepaid expenses and other current assets. Such increase of account receivables was due to increase in unbilled revenue as we were in process of confirming with our customers on the service provided during the period, which resulted in delay in issue of our billing to such customers.

Cash Flows — Investing Activities

We used approximately $0.3 million less cash from investing activities during the year ended March 31, 2024 than we did during the year ended March 31, 2023. The decrease in cash used in investing activities resulting from less acquisition of property and equipment.

We used approximately $1.4 million less cash from investing activities during the year ended March 31, 2023 than we did during the year ended March 31, 2022. The decrease in cash used in investing activities resulting from less acquisition of property and equipment as compared to FY 2022.

Cash Flows — Financing Activities

We generated approximately $0.2 million more cash from financing activities during the year ended March 31, 2024 than we did during the year ended March 31, 2023. The increase in cash from financing activities resulted from net proceeds from issue of new shares for the IPO and partly offset by less new bank loans utilized and increase in repayment of bank loans in current period.

We generated approximately $8.0 million in financing activities during the year ended March 31, 2023 compared to $3.6 million used in financing activities during the year ended March 31, 2022. The increase in cash from financing activities resulted from an increase in utilization of bank loans.

Off-Balance Sheet Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as Shareholders’ equity or that are not reflected in our consolidated financial statements. Moreover, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Mr. Kin Wai Ho	48	Chief Executive Officer and Director
Mr. Yew Jin Sng	75	Senior Vice President, Business Development and Director
Mr. Hansel Loo	44	Senior Vice President, Operations
Mr. Khazid bin Omar	59	Senior Vice President, Corporate Services
Ms. Kit Yu Lee	38	Chief Financial Officer
Mr. William Mirecki	54	Independent Director
Mr. William Yuen	57	Independent Director
Dr. Kai Yue Jason Chan	50	Independent Director

Brief biographies of our executive officers and directors are provided below.

Mr. Kin Wai Ho was appointed as the Chairman of our Company from November 2021 to January 2023 and redesignated as Chief Executive Officer in January 2023. He was appointed as a director of our Company in June 2021. Since February 2018, Mr. Ho co-founded and was subsequently an executive director of Sapphire Universe, an investment holding company. Since November 2021, Mr. Ho has been a non-executive director of Fit Boxx Holdings Limited, a retail company. From June 2017 to May 2023, Mr. Ho served as an independent director of Lapco Holdings Limited (HKEx: 8472), an environmental hygiene service company. Mr. Ho has also served as a director of Faith Elite Limited since May 2018, Ever Sound International Limited since December 2008, Oriental Unicorn Limited since October 2020, Ever App Limited since September 2013, Sapphire Universe Holdings Pte. Ltd since June 2020, Primech A & P since April 2018, and HomeHelpy since November 2019. From May 2018 to November 2021, Mr. Ho served as a vice chairman of Fit Boxx Holdings Limited, a company engaged in the sourcing, marketing, selling and distribution of a variety of beauty device products, fitness, health care products, and other related products. From September 2015 to September 2020, Mr. Ho served as the Chairman of the board of directors and chief executive officer of Jimu Group Limited (previously known as Ever Smart International Holdings Limited) (HKEx: 8187), a footwear design and development, production management, and logistics management service company. From 2009 to 2015, Mr. Ho served as an executive director of Ever Smart International Enterprise Limited, a footwear trading company. From 2003 to 2009, Mr. Ho served as a sales merchandiser of Betastar Trading Limited, a footwear trading private company. From 2000 to 2001, Mr. Ho served as a programmer at JP Morgan Chase & Co., a multinational investment bank and financial services holding company. Mr. Ho obtained a Bachelor of Science degree in Management from the Royal Holloway and Bedford New College, University of London in 1999 and a Master of Science in Interactive Multimedia from Middlesex University in 2001.

Mr. Yew Jin Sng was appointed as our Senior Vice President, Business Development in November 2021 and was appointed as a director of our Company in January 2023. Mr. Sng is responsible for the management of our Group’s key clients and supporting our President in formulating strategies in respect of client management. From April 2018 to December 2020, Mr. Sng served as the chief executive officer of Primech Services & Engrg Pte Ltd where he oversaw the management of the company’s business operations. Mr. Sng also has been serving as a director of Primech A & P and Primech Services & Engrg Pte Ltd since 2020 and 2013, respectively. Prior to joining us, Mr. Sng founded Megapact Agencies/Megapact Systems Services and partnered Transmarco Group to helm a joint venture software company, Datacom Services, as its general manager, in 1983, and left Datacom in 1985 to run Megapact Agencies as the managing director. From 1970 to 1980, Mr. Sng served as a systems manager of NCR Corporation in Singapore (NYSE: NCR), software, managed and professional services, consulting and technology company. From 1980 to 1983, Mr. Sng served as a divisional manager of Asian Computer Services Pte Ltd, a subsidiary of Haw Par Corporation. Mr. Sng obtained a Diploma in Management Studies from the Singapore Institute of Management in 1976.

Mr. Hansel Loo was appointed as our Senior Vice President, Operations in November 2021. Mr. Loo is responsible for the management of onsite day-to-day operational matters. Mr. Loo joined Maint-Kleen in 2002 as a senior vice president. In May 2016, Mr. Loo was appointed as the executive director of Maint-Kleen, where he was responsible for overseeing the operations of the company. Mr. Loo obtained various industry-related certifications, including, a certificate on navigating through business uncertainties: business continuity plan from TÜV SÜD PSB Pte. Ltd. in 2020, completing the course on basic concept in construction productivity enhancement from the Building and Construction Authority in 2013, and completing the bizSAFE workshop for Company CEO/Top Management from the MOM in 2010. Mr. Loo received a certificate of office skills issued by Institution of Technical Education in 1998.

Mr. Khazid bin Omar was appointed as our Chief Executive Officer from November 2021 to January 2023 and was redesignated as Senior Vice President, Corporate Services in January 2023. He was appointed as director of our Company during December 2020 to January 2023. He joined Primech Services & Engrg Pte Ltd in April 2018 as the chief operating officer and was promoted to senior vice president in December 2020. Mr. Omar also previously served as a director of Acteef Cleaning and Primech A & P. From January 2002 to May 2017, Mr. Omar served as a director of housekeeping in the Fairmont Hotel Singapore, a company which operates a global chain of luxury hotels. Mr. Omar obtained a Bachelor’s degree in Business Administration from the Royal Melbourne Institute of Technology in 2005.

Ms. Kit Yu Lee was appointed as our Chief Financial Officer in November 2021. Ms. Lee joined us as the chief financial officer of Primech A & P Limited in March 2020. From August 2018 to November 2020, Ms. Lee served as the chief financial officer of Fit Boxx Holdings Limited, a retail company. From May 2015 to December 2019, Ms. Lee served as the deputy chief financial officer and subsequently the financial controller of Jimu Group Limited (previously known as Ever Smart International Holdings Limited) (HKEx: 8187), a footwear design and development, production management, and logistics management service company. From 2008 to 2015, Ms. Lee served as an audit associate, an audit senior, and with her last position as audit manager at Deloitte Touche Tohmatsu Limited in Hong Kong, a public accounting company. Ms. Lee obtained a Bachelor of Science in Accounting and Finance from the University of Warwick in 2008. She has been a member of the Hong Kong Institute of Certified Public Accountants since 2015.

Mr. William Mirecki has served as our independent director since October 2023. Mr. Mirecki has over 20 years of leadership experience in the distribution and sales and marketing business. Since 2000, Mr. Mirecki joined Wolverine World Wide, Inc. (NYSE: WWW) (“WWW”), a footwear manufacturing company. He has held different senior positions in WWW from May 2000 to March 2018, including director of global products of Hush Puppies from May 2000 to December 2003, regional vice president of lifestyle group from January 2004 to December 2011, regional vice president of Asia Pacific from January 2012 to March 2015, president of Hush Puppies from April 2015 to March 2018, and has been the managing director of Merrell Asia Pacific, WWW’s largest global brand, since April 2018. From 1999 to 2000, Mr. Mirecki served as a regional sales manager of Pfister & Vogel Leather Co., a company previously engaged in leather production. From 1993 to 1999, Mr. Mirecki served as a leather buyer, product development manager, and brand merchandise manager of Florsheim, Inc., a shoe brand company. Mr. Mirecki obtained a Bachelor’s degree in Liberal Arts, Minor in Criminal Justice and Business from Southern Illinois University in 1992.

Mr. William Yuen has served as our independent director since October 2023. Mr. Yuen has also served as an independent director and the chairman of the audit committee of Weidai Ltd., a company listed on the over-the-counter market in the United States (OTC symbol: WEIDY) (formerly listed on the New York Stock Exchange (NYSE symbol: WEI)), since November 2018. Previously, Mr. Yuen held various roles, including board member, chief financial officer, and company secretary, in several publicly listed companies in Hong Kong. Prior to that, he worked in the global capital markets group and the audit and assurance department of Big Four accounting firms in Los Angeles and Hong Kong. Mr. Yuen received a bachelor’s degree in accounting from the University of Southern California. Mr. Yuen is a member of the American Institute of Certified Public Accountants and a member of the Hong Kong Institute of Certified Public Accountants. Mr. Yuen is also a certified public accountant in the state of California and a Chartered Global Management Accountant.

Dr. Kai Yue Jason Chan, MH, JP has served as our independent director since October 2023. Dr. Chan has been serving as an independent director of Bamboos Health Care Holdings Ltd (HKEx: 2293), a healthcare staffing service company since April 2019, as an independent director of Semk Holdings International Ltd (HKEx: 2250) since December 2021 and as an independent director of Sun Cheong Creative Development Ltd (HKEx: 1781) from December 2021 to May 2022. Dr. Chan has been Head of Information Technology, College of Professional and Continuing Education (CPCE) at The Hong Kong Polytechnic University (“PolyU”) since 2009. Dr. Chan has been further appointed as Assistant Dean (Innovation and Entrepreneurship) of CPCE since 2021 and Associate Dean (Development) since September 2022. Dr. Chan has also been serving as a visiting lecturer at School of Professional Education & Executive Development of PolyU since 2008. Dr. Chan has been appointed to several public services roles in Hong Kong. Dr. Chan has been served as a member of Property Management Services Authority since 2016, a member of Advisory Committee of the Innovation and Technology Venture Fund for Innovation and Technology Bureau since 2017, a member of the Steering Committee of Child Development Fund for Labour and Welfare Bureau since 2017, a co-opted member of Consumer Council since 2018, a member of the Dissemination and Promotion Sub-committee of the Quality Education Fund for Education Bureau since 2019, a member of the Entrepreneurship Committee Advisory Group for Hong Kong Cyberport since 2020, a member of Board of Governors of Prince Philip Dental Hospital since 2020. Dr. Chan was appointed as Justice of the Peace (JP) and awarded the Medal of Honour (MH) by the Government of the Hong Kong Special Administrative Region in June 2017 and July 2021 respectively. Dr. Chan graduated from The City University of Hong Kong with a Bachelor of Arts in Public and Social Administration with First Class Honours in 1998. He further obtained a Master of Science degree in Computing at the City University of Hong Kong in 2004 and a Master of Educational Technology degree at The University of British Columbia in 2005. Dr. Chan completed the Stanford Certified Project Manager certificate program at Stanford University in 2007 and his doctorate in Doctor of Education at The University of Bristol in 2010.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Singapore
Foreign Private Issuer	Yes

Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0
Directors who are Aboriginal Peoples:	0
Directors with Disabilities:	0

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K. Our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

B. Compensation

The following table sets forth certain information with respect to compensation for the years ended March 31, 2024 and 2023 earned by or paid to our chief executive officer and chief financial officer (the “named executive officers”).

Name and Principal Position	Year	Fee earned or paid in Cash ($’000)	Base Compensation and bonus ($’000)	Share Awards ($’000)	Option Awards ($’000)	Non-equity Incentive Plan Compensation ($’000)	Change in Pension Value and Nonqualified Deferred ($’000)	All Other Compensation ($’000)	Total ($’000)
Kin Wai Ho	2024	485	-	-	-	-	-	-	485
Chief Executive Officer	2023	446	-	-	-	-	-	-	446

Kit Yu Lee	2024	183	-	-	-	-	-	-	183
Chief Financial Officer	2023	120	-	-	-	-	-	-	120

The following table sets forth certain information with respect to compensation for the years ended March 31, 2024 and 2023 earned by or paid to our directors.

Name and Principal Position	Year	Fee earned or paid in Cash ($’000)	Base Compensation and bonus ($’000)	Share Awards ($’000)	Option Awards ($’000)	Non-equity Incentive Plan Compensation ($’000)	Change in Pension Value and Nonqualified Deferred ($’000)	All Other Compensation ($’000)	Total ($’000)
Kin Wai Ho	2024	485	-	-	-	-	-	-	485
Director	2023	446	-	-	-	-	-	-	446

Yew Jin Sng	2024	116	-	-	-	-	-	-	116
Director	2023	92	-	-	-	-	-	-	92

William Mirecki	2024	23	-	-	-	-	-	-	23
Director	2023	-	-	-	-	-	-	-	-

William Yuen	2024	33	-	-	-	-	-	-	33
Director	2023	-	-	-	-	-	-	-	-

Kai Yue Jason Chan	2024	23	-	-	-	-	-	-	23
Director	2023	-	-	-	-	-	-	-	-

C. Board Practices

Pursuant to our articles of association, we are required to have at least one director who is ordinarily resident in Singapore, and the exact number of directors will be determined from time to time by our board of directors (unless otherwise determined by our Company in a general meeting).

Under our articles of association, a director may be appointed by resolution of shareholders or by the directors. An appointment of a director may be on terms that the director will, subject to the Companies Act and every other act for the time being in force concerning companies and affecting the Company, retire from office once every three years (unless he or she has sooner vacated office) at an annual general meeting, and for this purpose, at each annual general meeting, one-third of the directors for the time being (or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation.

Our Company may, by ordinary resolution, remove any director before the expiration of his or her period of office, notwithstanding anything in our constitution or in any agreement between us and such director, without prejudice to any claim he or she may have for damages for breach of any such agreement. It may also, by an ordinary resolution, appoint another person in place of a director removed from office pursuant to the foregoing.

Our Company’s constitution provides that its shareholders by ordinary resolution, or its board of directors shall have the power, at any time and from time to time, to appoint any person to be a director either to fill a casual vacancy or as an additional director, provided that the total number of directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with its constitution, as the case may be.

It is expected that, whether by resolution of shareholders or by the directors, each director will be appointed on the terms that the director will hold office until the appointment of the director’s successor or the director’s re-appointment at an annual general meeting, unless the director has sooner vacated office.

Board of Directors

Composition of our Board of Directors

Our Board of Directors consists of five directors. A director is not required to hold any shares in our Company to qualify to serve as a director. The Corporate Governance Rules of the NASDAQ generally require that a majority of an issuer’s board of directors must consist of independent directors.

Our Board of Directors will consist of five directors upon the effectiveness of the registration statement. Our Board of Directors has determined that each of Mr. William Yuen, Mr. William Mirecki and Dr. Kai Yue Jason Chan is an “independent director” as defined under the Nasdaq rules. Our Board of Directors is composed of a majority of independent directors.

Committees of the Board of Directors

We established an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Committee members’ names and functions are provided below.

Audit Committee.

Our audit committee consists of our three independent directors, and is chaired by Mr. William Yuen. We have determined that each member of our audit committee satisfy the requirements of Section 303A of the Corporate Governance Rules/Rule 5605(c)(2) of the Listing Rules of the NASDAQ and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. William Yuen qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

●	reviewing with the Independent Registered Public Accounting Firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the Independent Registered Public Accounting Firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function (if applicable);

●	establishing and overseeing procedures for the handling of complaints and whistleblowing; and

●	meeting separately and periodically with management and the Independent Registered Public Accounting Firm.

Our board of directors has also adopted a written charter for the audit committee which the audit committee reviews and reassesses for adequacy on an annual basis. A copy of the audit committee’s current charter is available at our corporate website.

Compensation Committee.

Our compensation committee consists of our three independent directors and is chaired by Mr. William Mirecki. We have determined that each member of our compensation committee satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the NASDAQ. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our Directors and Executive Officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;

●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our Executive Officers;

●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

●	reviewing Executive Officer and director indemnification and insurance matters; and

●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to Directors and Executive Officers.

A copy of the compensation committee’s current charter is available at our corporate website.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee consists of our three independent directors, and is chaired by Dr. Kai Yue Jason Chan. We have determined that each member of our nominating and corporate governance committee satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the NASDAQ. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the Board for election or re-election to the Board, or for appointment to fill any vacancy on the Board;

●	reviewing annually with the Board the current composition of the Board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	developing and recommending to our Board such policies and procedures with respect to nomination or appointment of members of our Board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or NASDAQ rules, or otherwise considered desirable and appropriate;

●	selecting and recommending to the Board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

●	evaluating the performance and effectiveness of the Board as a whole.

A copy of the nominating committee’s current charter is available at our corporate website.

Code of Business Conduct and Ethics

We adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Duties of Directors

Under Singapore law, all of our directors owe fiduciary duties to our Company, including a duty to act honestly and in good faith in the best interests of the Company, a duty not to exercise his / her powers for an improper purpose, and a duty not to place himself / herself in a position which will result in a conflict of interest between his / her duties to the Company and his / her personal interests. Our directors also have a duty to act with due care, skill and diligence. In fulfilling their duty of care to us, our directors must ensure compliance with our Constitution, as amended from time to time. Our Company has the right to seek damages if a duty owed by any of our directors is breached, subject to the applicable laws on quantification of damages.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable NASDAQ rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Employment of Foreign Manpower Act

The EFMA provides that no person shall employ a foreign employee within Singapore otherwise than in accordance with the conditions of the foreign employee’s work pass. A work pass for a foreign employee shall be valid only in respect of the employer and the foreign employee specified therein.

Mr. Kin Wai Ho is the Chairman and a member of the Board of Directors of Primech Holdings Ltd, and Ms. Kit Yu Lee is its Chief Financial Officer. Both Mr. Kin Wai Ho and Ms. Kit Yu Lee are citizens of Hong Kong.

Mr. Kin Wai Ho and Ms. Kit Yu Lee obtained valid work passes for Primech A&P effective in October 2020 which expired in October 2022 and were subsequently renewed to be effective up till October 2024. Mr. Kin Wai Ho has been based in Singapore since August 2021. During this period, Mr. Kin Wai Ho is also a director of Primech Holdings Ltd and HomeHelpy. Ms. Kit Yu Lee was based in Singapore between October 2020 to December 2020. During the abovementioned period, and Ms. Kit Yu Lee also held (and continues to hold) directorships in Maint-Kleen and Acteef Cleaning. Such statutory directorships in other entities, including affiliates, are considered to be alternate employment under the EFMA, and should have required Letters of Consent from MOM. As such, Mr. Kin Wai Ho and Ms. Kit Yu Lee were in technical breach of the EFMA in their individual capacity for being in employment of an employer without a valid work pass.

Mr. Kin Wai Ho, in respect of his role in Primech Holdings Ltd. and HomeHelpy, and Ms. Kit Yu Lee, in respect of her role in Primech Holdings Ltd., CSG, Maint-Kleen, Acteef Cleaning and Princeston International, filed the documents requesting letters of consent with MOM and these were obtained on November 29, 2021 and December 9, 2021, as the case may be. Subsequently Mr. Kin Wai Ho obtained letters of consent to take up directorship roles in HomeHelpy, Primech Holdings Ltd. on October 28, 2022 subject to the conditions stated therein. Ms. Kit Yu Lee obtained letters of consent to take up directorship roles in Acteef Cleaning, CSG, Maint-Kleen and Princeston International on November 17, 2022 subject to the conditions stated therein. Ms. Kit Yu Lee also obtained letters of consent to take up a directorship role in Primech Holdings Ltd. on October 28, 2022 subject to the conditions stated therein. For completeness, prior to these dates, our Company, HomeHelpy, Maint-Kleen, and Acteef Cleaning were technically in breach of the EFMA for employing foreign employees otherwise than in accordance with their work passes.

The penalties for each of the above breaches include a fine, imprisonment or both. Nevertheless, we believe that significant fines or imprisonment are only a theoretical risk, and while there have been technical breaches of the EFMA in the past, we are not aware of MOM having taken such serious enforcement action where, as in this case, the individuals in question do hold employment passes for one or more related entities despite not having all the required letters of consent.

Employment Agreements and Director Agreements

We have entered into employment agreements with each of our executive officers, pursuant to which such individuals have agreed to serve as our executive officers for a period of three years from the effective date of the registration statement. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon 3 months’ advance written notice. Each executive officer may resign at any time upon 3 months’ advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each executive officer has also agreed to disclose in confidence to us all inventions, designs and trade secrets which he conceives, develops or reduces to practice during his employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of the employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business, (ii) solicit, divert or take away the business of our clients, customers or business partners, or (iii) solicit, induce or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements also contain other customary terms and provisions.

We have also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require Board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our Board of Directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our Board of Directors, either by (i) independent directors constituting a majority of our Board of Directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors, and that a formal written charter or Board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our Shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Singapore requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices.

Because we are a foreign private issuer, our members of our Board of Directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

We may also be eligible to utilize the controlled company exemptions under the Nasdaq corporate governance rules if more than 50% of our voting power is held by an individual, a group or another company. Pursuant to the Nasdaq corporate governance rules, in order for a group to exist, such shareholders must have publicly filed a notice that they are acting as a group (i.e., a Schedule 13D). We do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company except as disclosed in this Annual Report.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 38,050,000   Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person has voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities, including Preferred Shares, held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Ordinary shares beneficially owned
	Shares Beneficially Owned	%
Directors and Executive Officers: (1)
Mr. Kin Wai Ho(2)	15,174,440	39.88%
Mr. William Mirecki	—	—
Mr. William Yuen	—	—
Dr. Kai Yue Jason Chan	—	—
Mr. Khazid bin Omar	—	—
Mr. Hansel Loo	—	—
Mr. Yew Jin Sng	—	—
Ms. Kit Yu Lee	—	—
Directors and Executive Officers as a group	15,174,440	39.88%

Principal Shareholders: (1)
Sapphire Universe(2)	31,287,500	82.23%
Mr. Kin Wai Ho(2)	15,174,440	39.88%
Mr. Jin Ngee Vernon Kwek(2)	4,849,560	12.75%
Mr. Cyrus Jun Ming Wen(2)	11,263,500	29.60%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 23 Ubi Crescent, Singapore 408579.
(2)	Sapphire Universe is owned by Bright Oracle Limited, Oriental Unicorn Limited and Shining Valkyrie Development Limited which hold 15.5%, 48.5% and 36%, respectively, of the outstanding shares of Sapphire Universe. Mr. Jin Ngee Vernon Kwek owns and controls Bright Oracle Limited. As such, Mr. Jin Ngee Vernon Kwek is deemed to beneficially own 4,849,560 Shares held through Bright Oracle Limited. Mr. Kin Wai Ho owns and controls Oriental Unicorn Limited. As such, Mr. Kin Wai Ho is deemed to beneficially own 15,174,440 Shares held through Oriental Unicorn Limited. Shining Valkyrie Development Limited is a wholly-owned subsidiary of Delight Treasure Holdings Limited. Mr. Cyrus Jun Ming Wen owns and controls Delight Treasure Holdings Limited. As such, Mr. Cyrus Jun Ming Wen is deemed to beneficially own 11,263,500 Shares held through Shining Valkyrie Development Limited. The registered address for Sapphire Universe is 3rd Floor, J & C Building, P.O. Box 933, Road Town, Tortola, British Virgin Islands, VG1110.

As of the date of this annual report, approximately 9.89% of our issued and outstanding Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders).

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Material Transactions with Related Parties

In addition to the executive officer and director compensation arrangements discussed in “Item 6. Directors, Senior Management And Employees — B. Compensation,” below we describe transactions since incorporation, to which we have been a participant, in which the amount involved in the transaction is material to our Company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel: that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Restructuring Agreement

On November 11, 2021, the Company entered into a restructuring agreement with Primech A&P, Sapphire Universe Holdings Pte. Ltd. and Sapphire Universe in connection with the Restructuring Exercise, specifically the acquisitions of Acteef Cleaning, HomeHelpy, Primech A&P, and Maint-Kleen Pte. In connection with the Restructuring Exercise, the Company on November 22, 2021 issued 32,499,998 Shares to Sapphire Universe in exchange for all the issued and outstanding shares of Acteef Cleaning, HomeHelpy, Primech A&P, and Maint-Kleen. Upon the consummation of the Restructuring Exercise, the Company is the sole shareholder of Acteef Cleaning, HomeHelpy, Primech A&P, and Maint-Kleen. Sapphire Universe is, as of the date of this Annual Report, a Major Shareholder.

Share Sale and Purchase Agreement

On April 1, 2021, the Company, as purchaser, entered into a share sale and purchase agreement with Vernon Kwek Jin Ngee, as seller, in connection with the purchase of shares of Princeston International. Pursuant to this agreement, the Company acquired all the issued and outstanding shares of Princeston International for a purchase price of approximately $0.8 million (S$1.1 million) paid in cash. Vernon Kwek Jin Ngee is a Major Shareholder. Through Bright Oracle Limited, Vernon Kwek Jin Ngee holds a 14.92% equity interest of the Company before the IPO.

Bank Facilities and Personal and Corporate Guarantees

Our Company and its subsidiaries have entered into bank facilities to finance their operations from time to time. Certain of these facilities have been guaranteed by Major Shareholders, Directors, and/or Executive Officers, as further provided below.

Primech A&P entered into a business property financing facility dated March 30, 2021, and supplemented on February 10, 2023 and August 11, 2023, with the Lender in an aggregate amount of approximately $5.0 million (S$6.7 million). This facility was drawn down on April 1, 2021 that matures in April 2041. Each of Ho Kin Wai, the Chairman of our Company, Kwek Jin Ngee Vernon, a Major Shareholder, and Yew Jin Sng, our Senior Vice President of Business Development, provided a personal guarantee to the Lender, and Sapphire Universe provided a corporate guarantee to the Lender in connection with this facility.

Primech Services & Engrg entered into a temporary bridging loan dated October 21, 2020, with the Lender in an aggregate amount of approximately $3.7 million (S$5.0 million), that matures in March 2026. After the amalgamation of A & P Maintenance and Primech Services & Engrg, Primech A&P entered into four supplemental letters with the Lender on May 5, 2021, August 3, 2021, July 26, 2022 and July 28, 2023, respectively. Each of Ho Kin Wai, Kwek Jin Ngee Vernon, and Yew Jin Sng provided a personal guarantee to the Lender in connection with this temporary bridging loan.

Primech Services & Engrg entered into a banking facility agreement dated July 20, 2018, with the Lender in an aggregate amount of approximately $3.3 million (S$4.5 million). In connection with the amalgamation of A & P Maintenance and Primech Services & Engrg, Primech A&P entered into two supplemental letters with the Lender on May 5, 2021 and August 2, 2018, respectively. Each of Ho Kin Wai, Kwek Jin Ngee Vernon, and Yew Jin Sng provided a personal guarantee to the Lender and Sapphire Universe provided a corporate guarantee to the Lender in connection with this facility. This facility has been replaced by the new overdraft, guarantee and corporate card facility agreement dated July 26, 2022 which Primech A&P entered into with the Lender, as detailed below.

A&P Maintenance entered into an overdraft facility dated April 25, 2019, with the Lender in an aggregate amount of approximately $0.7 million (S$1.0 million). In connection with the amalgamation of A & P Maintenance and Primech Services & Engrg, Primech A&P entered into a supplemental letter with the Lender on May 5, 2021. Each of Ho Kin Wai, Kwek Jin Ngee Vernon, and Yew Jin Sng provided a personal guarantee to the Lender and Sapphire Universe provided a corporate guarantee to the Lender in connection with this facility. This facility has been replaced by the new overdraft, guarantee and corporate card facility agreement dated July 26, 2022 which Primech A&P entered into with the Lender, as detailed below.

Primech Services & Engrg entered into a recourse receivables purchase facility agreement dated July 20, 2018, with the Lender in an aggregate amount of approximately $3.0 million (S$4.0 million). After the amalgamation of A & P Maintenance and Primech Services & Engrg, Primech A&P entered into a supplemental letter with the Lender on September 28, 2021 pursuant to which this facility was increased to approximately $6.0 million (S$8.0 million), a second supplement letter dated August 15, 2022 and a third supplemental letter dated July 28, 2023. Each of Ho Kin Wai, Kwek Jin Ngee Vernon, and Yew Jin Sng, provided a personal guarantee to the Lender in connection with this recourse receivables purchase facility.

Maint-Kleen entered into a recourse receivables purchase facility agreement dated June 5, 2020 and supplemented on July 27, 2020 and August 18, 2022, with the Lender in an aggregate amount of approximately $1.3 million (S$1.8 million). Each of Ho Kin Wai and Kwek Jin Ngee Vernon provided a personal guarantee to the Lender and Sapphire Universe Holdings Limited provided a corporate guarantee to the Lender in connection with this recourse receivables purchase facility.

Maint-Kleen entered into an overdraft banking facility agreement dated July 30, 2020, with the Lender in an aggregate of $0.37 million (S$500,000). In connection with the amalgamation, Maint-Kleen entered into a supplemental letter with the Lender on May 5, 2021. Ho Kin Wai and Kwek Jin Ngee Vernon, provided a personal guarantee to the Lender, and Sapphire Universe Holdings Limited provided a corporate guarantee to the Lender in connection with this facility. Primech A&P provided a corporate guarantee to the Lender in connection with this overdraft banking facility. This facility has been replaced by the new overdraft facility agreement dated July 14, 2022 which Maint-Kleen entered into with the Lender, as detailed below.

Primech A&P entered into a term loan banking facility agreement dated June 28, 2022, with the Lender in an aggregate amount of approximately $1.0 million (S$1.4 million), and supplemented on July 28, 2023. Each of Ho Kin Wai, Kwek Jin Ngee Vernon and Yew Jin Sng provided a personal guarantee to the Lender and Sapphire Universe Holdings Limited provided a corporate guarantee to the Lender in connection with this term loan banking facility.

Primech A&P entered into an overdraft, guarantee and corporate credit card facility agreement dated July 26, 2022, and supplemented on February 10, 2023 and July 28, 2023, with the Lender in an aggregate amount of approximately $7.8 million (S$10.4 million). The aggregate amount under this facility agreement will be revised to an aggregate amount of approximately $6.0 million (S$8.0 million) after November 25, 2022. Each of Ho Kin Wai, Kwek Jin Ngee Vernon and Yew Jin Sng provided a personal guarantee to the Lender and Sapphire Universe Holdings Limited provided a corporate guarantee to the Lender in connection with this overdraft, guarantee and corporate credit card facility agreement.

Maint-Kleen entered into an overdraft facility agreement dated July 14, 2022, with the Lender in an aggregate amount of approximately $0.37 million (S$0.5 million). Each of Ho Kin Wai and Kwek Jin Ngee Vernon provided a personal guarantee to the Lender and each of Primech A&P and Sapphire Universe Holdings Limited provided a corporate guarantee to the Lender in connection with this overdraft facility.

Princeston entered into an overdraft facility agreement dated July 20, 2022, with the Lender in an aggregate amount of approximately $0.15 million (S$0.2 million). No security has been provided in respect of this facility agreement.

Primech A&P entered into a term loan banking facility agreement dated December 28, 2022, with the Lender in an aggregate amount of approximately $0.3 million (S$0.4 million), and supplemented on July 28, 2023. Each of Ho Kin Wai, Kwek Jin Ngee Vernon and Yew Jin Sng provided a personal guarantee to the Lender and Sapphire Universe Holdings Limited provided a corporate guarantee to the Lender in connection with this term loan banking facility.

Sapphire Universe is the borrower under a loan agreement with the Lender dated December 16, 2019, in the amount of approximately $2.6 million (S$3.6 million), which was obtained in connection with Sapphire Universe’s acquisition of Maint-Kleen. The Lender has a security interest over the assets of Maint-Kleen, and Primech A&P has also guaranteed this loan. This loan has also been personally guaranteed by Ho Kin Wai and Kwek Jin Ngee Vernon.

Indemnities Issued to Insurance Providers

As at March 31, 2024, 2023 and 2022, Kwek Jin Ngee Vernon, an indirect Major Shareholder, Yew Jin Sng, our Senior Vice President of Business Development, and Hansel Loo, our Senior Vice President of Operations, each provided a personal guarantee in favor of the relevant providers for certain indemnities amounting to approximately $6.2 million (S$8.4 million), $4.5 million (S$6.0 million) and $3.1 million (S$4.2 million) the relevant insurance provider for performance bonds in respect of service contracts to customers undertaken by the Group.

Contingent Consideration

As of March 31, 2023 and March 31, 2022, contingent consideration of approximatly $791,000 (S$ 1,050,000) was outstanding and payable to Mr. Hansel Loo, in connection with the acquisition of Maint-Kleen. Mr. Loo is an officer of the Company and former 100% shareholder of Maint-Kleen. Contingent consideration is included in accounts payable in the Company’s consolidated balance sheets as of March 31, 2023 and fully settled during the year ended March 31, 2024.

Potential Conflicts of Interest

Save as disclosed above, none of our Directors, Major Shareholders or any of their associates has an interest, direct or indirect:

(a)	in any transaction to which our Group was or is to be a party;

(b)	in any entity carrying on the same business or dealing in similar services which competes materially and directly with the existing business of our Group; and

(c)	in any enterprise or company that is our Group’s client or supplier of goods and services.

In June 2017, Mr. Kin Wai Ho was appointed as the independent non-executive director of Lapco Holdings Limited in connection with its listing on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited. Mr. Kin Wai Ho is also a member of the audit committee, remuneration committee and nomination committee of Lapco Holdings Limited. Lapco Holdings Limited is a one-stop environmental hygiene services provider based in Hong Kong covering cleaning services, pest management services, waste management and recycling services and landscaping services. Lapco Holdings Limited provides services to a wide range of venues in Hong Kong including streets, cultural, leisure and recreational premises, residential premises, commercial buildings, markets, restaurants and academic institutions. Its major customers include the Hong Kong Government, property management companies and other corporations in the private sector. Save for Mr. Kin Wai Ho’s independent directorship in Lapco Holdings Limited, Lapco Holdings Limited and our Group are unrelated with no business relationships with each other. Mr. Ho resigned as independent non-executive director of Lapco Holdings Limited in May 2023.

There is presently no conflict of interest between Lapco Holdings Limited and our Group as we operate in distinct geographical areas without overlap. To mitigate any risk that Lapco Holdings Limited may expand into South East Asia, Mr. Kin Wai Ho, has provided an irrevocable undertaking dated February 28, 2022, that for so long as he is the independent non-executive director of Lapco Holdings Limited, and Chairman of our Company:

(a)	he shall abstain from voting at the relevant board meetings of Lapco Holdings Limited in relation to proposals to expand their business operations into South East Asia;

(b)	he shall abstain from voting at the relevant board meetings of our Company in relation to proposals to expand our business operations into Hong Kong; and

(c)	he shall not carry out or be involved in any business similar to or competing with the business carried out by our Group from time to time. In particular, should Lapco Holdings Limited expand any of their business operations into South East Asia or if our Group expands its business operations into Hong Kong, Mr. Kin Wai Ho shall step down from his role as an independent non-executive director of Lapco Holdings Limited, as soon as practicable.

The undertaking shall commence from the Listing and shall terminate with immediate effect upon the date of (i) him no longer being a director and a Major Shareholder of our Company or (ii) upon privatization of our Company, whichever is earlier.

In addition, we believe that any potential conflicts of interest are further mitigated by the following:

(a)	our Directors have a duty to disclose their interests in respect of any contract, proposal, transaction or any other matter whatsoever in which they have any personal material interest, directly or indirectly, or any actual or potential conflicts of interest (including conflicts of interest that arise from their directorship(s) or executive position(s) or personal investments in any other corporation(s)) that may involve them. Upon such disclosure, such Directors shall not participate in any proceedings of our Board of Directors, and shall in any event abstain from voting in respect of any such contract, arrangement, proposal, transaction or matter in which the conflict of interest arises, unless and until our Audit Committee has determined that no such conflict of interest exists;

(b)	our Audit Committee is required to examine the internal procedures put in place by our Company to determine if such procedures put in place have become inappropriate or insufficient in the event of changes to the nature of, or manner in which, the business activities of our Group, our joint ventures or the interested persons are conducted, or if they are sufficient to ensure that Related Party Transactions are conducted on normal commercial terms and will not be prejudicial to our Company and its Shareholders;

(c)	our Audit Committee will review any actual or potential conflicts of interest that may involve our Directors as disclosed by them to our Board. Upon disclosure of an actual or potential conflict of interests by a Director, our Audit Committee will consider whether a conflict of interests does in fact exist. A Director who is a member of our Audit Committee will not participate in any proceedings of our Audit Committee in relation to the review of a conflict of interests relating to him or her. The review will include an examination of the nature of the conflict and such relevant supporting data, as our Audit Committee may deem reasonably necessary;

(d)	our Audit Committee will also monitor the investments in our customers, suppliers and competitors made by our Directors, Major Shareholders and their respective associates who are involved in the management of or have shareholding interests in similar or related business of our Company (to the extent as disclosed by them to our Audit Committee) and make assessments on whether there are any potential conflicts of interest;

(a)	our Directors owe fiduciary duties to us, including the duty to act in good faith and in our best interests. Our Directors are also subject to a duty of confidentiality that precludes a Director from disclosing to any third party (including any of our Shareholders or their associates) information that is confidential.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

Saved as disclosed in “Item 4. Information on the Company — B. Business Overview — Legal Proceedings,” we are currently not a party to any material legal proceeding. From time to time, however, we may be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

We have no formal dividend policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Shares is limited by various factors such as our future financial performance and bank covenants. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board of Directors may deem relevant.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Ordinary Shares have been listed on the Nasdaq Capital Market since October 10, 2023 under the symbol “PMEC.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since October 10, 2023 under the symbol “PMEC.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Constitution

We incorporate by reference into this annual report the description of our Constitution, Exhibit 3.1, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-264036), as amended, initially filed with the SEC on March 31, 2022.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

Not applicable.

E. Taxation

Singaporean Tax Considerations

The statements made herein regarding taxation are general in nature and based on certain aspects of current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date of this Annual Report and are subject to any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which could be made on a retrospective basis. These laws and guidelines are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below. The statements below are not to be regarded as advice on the tax position of any holder of our Shares or of any person acquiring, selling or otherwise dealing with our Shares or on any tax implications arising from the acquisition, sale or other dealings in respect of our Shares. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our Shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective holders of our Shares are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our Shares. The statements below regarding the Singapore tax treatment of dividends received in respect of our Shares are based on the assumption that the Company is tax resident in Singapore for Singapore income tax purposes. It is emphasized that neither the Company nor any other persons involved in this Annual Report accepts responsibility for any tax consequences or liabilities resulting from the subscription for, purchase, holding or disposal of our Shares.

Individual Income Tax

An individual is a tax resident in Singapore in a year of assessment if, in the preceding year, he resides in Singapore except for such temporary absences as may be reasonable and not inconsistent with a claim by such person to be resident in Singapore. This includes a person who is physically present in Singapore or exercises an employment (other than as a director of a company) in Singapore for 183 days or more during the year preceding the year of assessment.

Generally, individual taxpayers are subject to Singapore income tax on income accruing in or derived from Singapore, unless certain exemptions apply. Foreign-sourced income received in Singapore by a non-resident individual is exempt from Singapore income tax. Foreign-sourced income received on or after January 1, 2004 by a Singapore tax resident individual (except for income received through a partnership in Singapore) is also exempt from Singapore income tax if the Comptroller of Income Tax in Singapore (“Comptroller”) is satisfied that the tax exemption would be beneficial to the individual.

Singapore tax residents are currently taxed at progressive rates ranging from 0% to 24%. Non-resident individuals, subject to certain exceptions and conditions, are currently subject to Singapore income tax on income accruing in or derived from Singapore at the rate of 24%.

Corporate Income Tax

A company is regarded as resident in Singapore for Singapore tax purposes if the control and management of its business are exercised in Singapore.

A company is subject to Singapore income tax on income accruing in or derived from Singapore and on foreign-sourced income received or deemed to be received in Singapore, unless certain exemptions apply.

Foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by a Singapore tax resident company is exempt from Singapore income tax if the following conditions are met:

(i)	such income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which such income is received;

(ii)	at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%; and

(iii)	the Comptroller is satisfied that the tax exemption would be beneficial to the Singapore tax resident company.

The corporate tax rate in Singapore is currently 17%. From YA 2020 onwards, three-quarters of a company’s first S$10,000 of normal chargeable income, and half of its next S$190,000 of normal chargeable income are exempt from corporate tax.

Newly incorporated companies will also, subject to certain conditions and exceptions, be eligible for tax exemption on three-quarters of the company’s first S$100,000 of normal chargeable income, and half of its next $100,000 of normal chargeable income, for each of the company’s first three YAs falling in or after YA 2020.

Dividend Distributions

Under Singapore’s one-tier corporate tax system, dividends paid by a Singapore tax resident company are exempt from Singapore income tax in the hands of its shareholders, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Gains on Disposal of our Shares

Singapore does not impose tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our Shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which the Inland Revenue Authority of Singapore (“IRAS”) regards as the carrying on of a trade or business in Singapore.

Holders of our Shares who apply, or who are required to apply, the Singapore Financial Reporting Standard (“FRS”) 39, FRS 109 or Singapore Financial Reporting Standard (International) 9 (“SFRS(I) 9”) (as the case may be) may for the purposes of Singapore income tax be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39, FRS 109 or SFRS(I) 9 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of our Shares is made.

Holders of our Shares should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of our Shares.

Stamp Duty

There is no stamp duty payable on the subscription for our Shares.

Stamp duty is payable on an instrument for the conveyance, assignment or transfer on sale of the shares in a company incorporated in Singapore, or a company which maintains a share or branch register in Singapore. Stamp duty is calculated at the rate of 0.2% of the consideration for, or market value of, such shares transferred, whichever is higher.

Stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where an instrument of transfer is executed outside Singapore and not brought into Singapore, or no instrument of transfer is executed, no stamp duty is generally payable on the acquisition of shares. However, stamp duty is generally payable if the instrument of transfer is executed in Singapore, or is executed outside Singapore and received in Singapore.

An electronic instrument may be treated as an instrument of transfer for stamp duty purposes. In this regard, an electronic instrument that effects a transaction includes, among others, an electronic record that effects, or an electronic record and a physical document that together effect, the same transaction, whether directly or indirectly. Examples of an “electronic record” include anything sent by e-mail, SMS or any Internet-based messaging service.

An electronic instrument that is executed outside Singapore is received in Singapore if (a) it is retrieved or accessed by a person in Singapore; (b) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (c) an electronic copy of it is stored on a computer in Singapore.

Stamp duty may therefore apply on the sale and disposal of our Shares if an instrument of transfer (including an electronic instrument) is executed in Singapore, or if an instrument of transfer (including an electronic instrument) is executed outside Singapore and received in Singapore. Investors should seek their own tax advice on the applicability of stamp duty in connection with the purchase and sale of our Shares.

Estate Duty

Singapore estate duty was abolished with respect to all deaths occurring on or after February 15, 2008.

Goods and Services Tax (“GST”)

The sale of our Shares by a GST-registered investor belonging in Singapore for GST purposes to another person belonging in Singapore is an exempt supply not subject to GST. Any input GST incurred by the GST-registered investor in making an exempt supply is generally not recoverable as input tax.

Where our Shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by such investor contractually to and for the direct benefit of a person belonging outside Singapore, the sale should generally, subject to the satisfaction of certain conditions, qualify for zero-rating (i.e., subject to GST at 0%). Any input GST incurred by the GST-registered investor in making such a supply in the course of or furtherance of a business may be fully recoverable as input tax where the relevant conditions are met. Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of our Shares.

Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of our ordinary shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of our Shares will be subject to GST at the prevailing rate of 9%.  Similar services rendered by a GST-registered person contractually to and for the direct benefit of an investor belonging outside Singapore should generally, subject to the satisfaction of certain conditions, qualify for zero-rating.

Malaysian Tax Considerations

Corporate Income Tax

Income tax is imposed on income accruing in or derived from Malaysia or received in Malaysia from outside Malaysia. The rate of income tax for resident and non-resident companies (except for SMEs; i.e. companies with a paid-up capital in respect of Shares of not more than MYR2.5 million and gross income not exceeding MYR50 million in a basis period of a year of assessment from all business sources) is 24%. SMEs are generally subject to income tax at a rate of 17% on the first MYR600,000 of chargeable income and 24% on the remaining chargeable income with effect from the YA 2020. The chargeable income that is subject to tax comprises gross income, less permitted deductions.

Sales and Service Tax

Effective from 1 September 2018, the goods and services tax regime was repealed and replaced with a new sales tax and service tax regime.

Sales tax is charged on taxable goods: (i) manufactured in Malaysia by a registered manufacturer and sold, used or disposed of by them, or (ii) imported into Malaysia by any person, at a rate of 5%, 10% or a specified rate depending on the category of taxable goods.

Service tax is generally charged at 6% on taxable services, provided in Malaysia by a registered person in the course of business, and on imported taxable services. Taxable services include accommodation services, food and beverage services, and professional services.

Withholding Tax

Malaysia imposes a withholding tax on certain payments to non-residents, including, without limitation, royalties, technical fees, installation fees and rental of movable property. The rate of withholding tax is generally between 10% and 15% unless there is a double-taxation agreement between Malaysia and the country of the non-resident, in which case, the withholding tax rate may be reduced.

Taxes on Dividends

There is no further income tax on dividends received from a Malaysian company. Tax imposed on the company’s profits will be the final tax and dividends distributed to the Shareholders will not be subject to further tax.

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Shares. This summary applies only to U.S. Holders that hold our Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this Annual Report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this Annual Report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Shares and their partners are urged to consult their tax advisors regarding an investment in our Shares.

Taxation of Dividends and Other Distributions on Our Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions paid on our Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our Shares will meet the conditions required for the reduced tax rate. If we are eligible for such benefits, dividends we pay on our Shares, would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Shares. Dividends received on our Shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Shares. Any capital gain or loss will be long term if the Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a private foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on our current composition of assets, subsidiaries and market capitalization (which will fluctuate from time to time), we do not expect to be or become a PFIC for U.S. federal income tax purposes. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the IPO. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Shares), and (ii) any gain realized on the sale or other disposition of Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Shares held at the end of the taxable year over the adjusted tax basis of such Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Shares over the fair market value of such Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Shares.

Non-U.S. Holders

Cash dividends paid or deemed paid to a Non-U.S. Holder with respect to the Shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of the Shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Shares and proceeds from the sale, exchange or redemption of our Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS TO THEIR PARTICULAR SITUATIONS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-264036), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Interest Rate Risk

We are exposed to cash flow interest rate risk in relation to bank loans, bank overdrafts and a recourse receivables purchase facility with variable interest rates which is partially offset by bank balances held at variable rates. It is the Group’s policy to keep its borrowings at variable rates at a minimum so as to minimize the fair value interest rate risk.

The Group cash flow interest rate risk is mainly concentrated on the fluctuation of Singapore Overnight Rate Average (“SORA”) and the prime lending rate of our lenders arising from the Group’s Singapore dollar denominated borrowings. Interest rates are subject to change upon renewal.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through regularly evaluating the collectability of financial assets, based on a combination of factors such as credit worthiness, past transaction history, current economic industry trends and changes in payment patterns. We identify credit risk collectively based on industry and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. To manage liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows.

The Group relies on bank borrowings as a significant source of liquidity. As at March 31, 2024, the Group has available unutilized facilities of approximately $3.1 million, including $0.6 million unutilized bank overdraft facilities. Management monitors the utilization of bank borrowings regularly.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, almost all of our consolidated revenues and consolidated costs and expenses are denominated in Singapore dollars. All of our assets are denominated in Singapore dollars. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the Singapore dollar. If the Singapore dollar depreciates against the U.S. dollar, the value of our Singapore dollar revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Registration Statement on Form F-1, as amended (File Number 333-264036)

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-264036) for our initial public offering, which was declared effective by the SEC on September 29, 2023. On October 10, 2023, we completed our initial public offering in which we issued and sold an aggregate of 3,050,000 Ordinary Shares, at a price of $4.00 per share for a total net proceeds, after deducting discounts, expenses allowance and expenses, of approximately $9.5 million. Spartan Capital Securities, LLC was the representative of the underwriters of our initial public offering.

We incurred approximately $2.7 million in expenses in connection with our initial public offering, which included approximately $854,000 in underwriting discounts, approximately $850,000 in expenses paid to or for underwriters, and approximately $1.0 million in other professional expenses. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

We received net proceeds of approximately $9.5 million after the deduction of approximately $2.7 million of offering costs. As of the date of this annual report, we have partially utilized the net proceeds for (i) growing our business through expanding our range of services and expanding our operations locally and regionally; (ii) marketing and promotional activities, including project for re-branding; (iii) establishing our team of software developers, programmers, and engineers to build our own robots. Specifically, we intend to develop our proprietary robots based on the Robot Operating System, an open source robotic platform, which will feature the flexibility to customize our robots to meet unique applications for facility services such as cleaning and disinfection services; and (iv) working capital and other general corporate purposes.

Item 15. CONTROLS AND PROCEDURES

Management’s Report on Internal Controls Over Financial Reporting

This Annual Report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on the Effectiveness of Controls

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control systems are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in a cost-effective control system, no evaluation of internal control over financial reporting can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been or will be detected.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of a simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Ms. William Yuen qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Ms. William Yuen satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Weinberg & Company P.A., our independent registered public accounting firm for the periods indicated:

Weinberg & Company P.A.

	For the Fiscal Years Ended March 31,
(thousand dollar)	2024	2023	2022
Audit fees(1)	$204	$200	$292
Audit-Related fees	150	218	12
Tax fees	-	-	-
All other fees(2)	-	-	-
Total	$354	$418	$304

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2023.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit, tax, and non-audit services provided by Weinberg & Company P.A. in the fiscal years as described above. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by Weinberg & Company P.A.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

As a Singapore company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Stock Market listing rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the Nasdaq Capital Market. Nasdaq Stock Market listing rule 5635 generally provides that shareholder approval is required for U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) issuances in connection with the acquisition of the stock or assets of another company if upon issuance the issued shares will equal to 20% or more of the number of shares or voting power outstanding prior to the issuance, or if certain specified persons have a 5% or greater interest in the assets or company to be acquired (Rule 5635(a)); (ii) issuances or potential issuances that will result in a change of control (Rule 5635(b)); (iii) issuances in connection with equity compensation arrangements (Rule 5635(c)); and (iv) 20% or greater issuances in transactions other than public offerings, as defined in the Nasdaq rules (Rule 5635(d)). Notwithstanding this general requirement, Nasdaq Stock Market listing rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. Singapore does not require shareholder approval prior to any of the foregoing types of issuances, provided that the directors of the company have obtained the approval of the shareholders of the Company to exercise the power of the Company to issue shares in accordance with section 161 of the Companies Act. Although we are permitted to follow certain corporate governance rules that conform to Singapore requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Item 16K. CYBERSECURITY

Risk Management and Strategy

We identify and assess material risks from cybersecurity threats to our information systems and the information residing in our information systems by monitoring and evaluating our threat environment on an ongoing basis using various methods including, for example, using manual and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and threat actors, conducting scans of the threat environment, and conducting risk assessments.

We manage material risks from cybersecurity threats to our information systems and the information residing in our information systems through various processes and procedures, including, depending on the environment, risk assessment, incident detection and response, vulnerability management, disaster recovery and business continuity plans, internal controls within our accounting and financial reporting functions, encryption of data, network security controls, access controls, physical security, asset management, systems monitoring, and employee training. We engage third-party service providers to provide some of the resources used in our information systems and some third-party service providers have access to information residing in our information systems. With respect to such third parties, we seek to engage reliable, reputable service providers that maintain cybersecurity programs. Depending on the nature and extent of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider, our processes may include conducting due diligence on the cybersecurity practices of such provider and contractually imposing cybersecurity related obligations on the provider.

We are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our Group, including our business strategy, results of operations, or financial condition. Refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry — Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry — We could incur substantial costs as a result of data protection concerns or IT systems disruption or failure  .”

Cybersecurity Governance

Our Board of Directors holds oversight responsibility over our Group’s risk management and strategy, including material risks related to cybersecurity threats. This oversight is executed directly by our board of directors and through its committees. Our audit committee oversees the management of our Group’s major financial risk exposures, the steps management has taken to monitor and control such exposures, and the process by which risk assessment and management is undertaken and handled, which would include cybersecurity risks, in accordance with its charter. The audit committee holds regular meetings and receives periodic reports from management regarding risk management, including major financial risk exposures from cybersecurity threats or incidents.

Within management, the Group’s Chief Financial Officer is primarily responsible for assessing and managing our material risks from cybersecurity threats and keep the senior executive officers informed on a regular basis of the identification, assessment, and management of cybersecurity risks and of any cybersecurity incidents. Such management personnel have prior experience and training in managing information systems and cybersecurity matters and participate in ongoing training programs.

As of the date hereof, the Company has not encountered cybersecurity incidents that the company believes to have been material to the Company taken as a whole.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Primech Holdings Ltd, and its operating entities are included at the end of this annual report.

PRIMECH HOLDINGS LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Consolidated Financial Statements for the Fiscal Years Ended March 31, 2024 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Primech Holdings Limited and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Primech Holdings Limited and Subsidiaries (collectively, the “Company”) as of March 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2021.

/s/ Weinberg & Company, P.A.

Los Angeles, California

July 23, 2024

Primech Holdings Limited and Subsidiaries
Consolidated Balance Sheets
(in thousands except share data, U.S. dollars)

	As of March 31,
	2024	2023
Assets
Current assets
Cash and cash equivalents	$7,648	$9,072
Accounts receivable, net	18,452	15,364
Government subsidies receivable	1,368	1,684
Prepaid expenses and other current assets	3,810	1,175
Inventories	55	141
Total current assets	31,333	27,436

Non-current assets
Property and equipment, net	10,082	10,920
Right of use assets	3,406	3,128
Goodwill	667	693
Intangible assets, net	21	93
Deferred offering costs	—	553
Total assets	$45,509	$42,823

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued expenses	$9,406	$10,899
Notes payable-current portion	11,277	11,905
Lease liabilities-current portion	2,059	1,718
Total current liabilities	22,742	24,522

Non-current liabilities
Notes payable-long term	5,705	7,114
Lease liabilities-long term	1,752	1,628
Deferred tax liability	251	726
Total liabilities	30,450	33,990

Commitments and contingencies

Shareholders’ Equity
Common Stock, 35,550,000 and 32,500,000 shares issued and outstanding as of March 31, 2024 and 2023, respectively,	22,193	12,720
Additional paid-in capital	924	924
Accumulated other comprehensive income	923	947
Accumulated deficit	(9,049)	(5,810)
Total Primech Holdings Limited shareholders’ equity	14,991	8,781

Non-controlling interests	68	52
Total shareholders’ equity	15,059	8,833
Total liabilities and shareholders’ equity	$45,509	$42,823

The accompanying notes are an integral part of these consolidated financial statements.

Primech Holdings Limited and Subsidiaries
Consolidated Statements of Operations and other Comprehensive Loss
(in thousands except share and per share data, U.S. dollars)

	For the Years Ended March 31,
	2024	2023
Revenues
Revenues, net	$72,524	$69,026

Operating costs and expenses
Cost of revenue (net of $2,550 and $4,220 of government subsidies)	59,915	58,410
General and administrative expenses (net of $68 and $170 of government subsidies)	13,160	12,304
Sales and marketing expenses	2,231	279
Goodwill impairment	—	138
Total operating costs and expenses	75,306	71,131
Loss from operations	(2,782)	(2,105)
Other operating income, net (includes $202 and $202 of government subsidies)	211	271
Interest expense	(1,145)	(723)
Loss before income taxes	(3,716)	(2,557)
Income tax benefit	493	10
Net loss	(3,223)	(2,547)
(Profit)/loss attributable to non-controlling interests	(16)	15
Net loss attributable to PHL	(3,239)	(2,532)
Total foreign currency translation adjustment	(24)	138
Comprehensive loss	$(3,263)	(2,394)

Earnings loss per share:
Basic and diluted	$(0.10)	$(0.08)

Weighted average number of ordinary shares outstanding:
Basic and Diluted	33,929,000	32,500,000

The accompanying notes are an integral part of these consolidated financial statements.

Primech Holdings Limited and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
(in thousands except share data, U.S. dollars)

	Common stock		Additional paid in	Accumulated comprehensive	Accumulated	Non- controlling
	Shares	Amount	capital	income	deficit	Interests	Total
Balance as of Apr 1, 2022	32,500,000	12,720	924	809	(3,278)	67	11,242
Net loss	—	—	—	—	(2,532)	(15)	(2,547)
Foreign currency Translation adjustment	—	—	—	138	—	—	138
Balance as of March 31, 2023	32,500,000	$12,720	$924	$947	$(5,810)	$52	$8,833
Issuance of common shares upon closing of initial public offering, net of offering costs	3,050,000	9,473	—	—	—	—	9,473
Net loss	—	—	—	—	(3,239)	16	(3,223)
Foreign currency Translation adjustment	—	—	—	(24)	—	—	(24)
Balance as of March 31, 2024	35,550,000	$22,193	$924	$923	$(9,049)	$68	$15,059

The accompanying notes are an integral part of these consolidated financial statements.

Primech Holdings Limited and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands except share data, U.S. dollars)

	For the Years Ended March 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(3,223)	$(2,547)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	1,640	1,637
Amortization of right of use assets	2,203	1,716
Gain on disposal of property and equipment	(13)	(186)
Amortization of intangible assets	29	303
Impairment of Goodwill	—	138

Change in operating assets and liabilities:
Deferred tax liability	(454)	—
Accounts receivable	(3,330)	(3,152)
Government subsidies receivables	290	(1,310)
Prepaid expenses & other current assets	(2,657)	152
Inventories	84	6
Accounts payable and accrued expenses	(1,329)	1,970
Operating lease liability	(2,322)	(1,683)
Tax payable	—	(228)
Net cash used in operating activities	(9,082)	(3,184)

Cash flows from investing activities:
Acquisition of property and equipment	(909)	(2,004)
Proceeds from sale of property and equipment	102	871
Net cash used in investing activities	(807)	(1,133)

Cash flows from financing activities:
Net Proceeds from issue of new shares	9,473	—
Deferred offering costs	545	236
Payment of finance lease liabilities	(86)	(524)
Repayment of bank loans	(3,163)	(1,293)
Proceeds from bank loans	1,412	9,908
Dividend paid	—	(317)
Net cash provided by financing activities	8,181	8,010

Net (decrease) increase in cash and cash equivalents	(1,708)	3,693
Effect of exchange rate changes on cash and cash equivalents	284	235
Cash and cash equivalents, beginning of year	9,072	5,144
Cash and cash equivalents, end of year	$7,648	$9,072

Supplemental disclosure of non-cash investing and financing transactions
Acquisition of equipment under finance leases	173	102
Recognition of Right of use assets and liabilities	2,553	3,380

The accompanying notes are an integral part of these consolidated financial statements.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(in thousands except share data, U.S. dollars)

1. Organization and Summary of Significant Accounting Policies

Primech Holdings Limited (“PHL”) is a company incorporated in Singapore on December 29, 2020. PHL’s controlling shareholder is Sapphire Universe Holdings Limited (the “Parent”), which was formed in February 2018.

In 2018 through 2020, the Parent acquired Primech Services & Engrg (“Primech”), A&P Maintenance (“A&P”), Acteef Cleaning Specialists Pte Ltd (“Acteef Cleaning”), and Maint-Kleen Pte. Ltd (“Maint-Kleen”) (collectively, the “Subsidiaries”, and with PHL, the “Company”). Each of these companies had, prior to their acquisitions, operated in Singapore between 20 and 38 years, and the acquisitions by the Parent established a group of companies that provides a wide spectrum of cleaning services. Subsequent to their acquisition by the Parent, Primech and A&P merged into one company known as Primech A&P Pte Ltd (“Primech A&P”). On April 1, 2021, the Company acquired 100% of interest of Princeston International (S) Pte. Ltd (“Princeston”) and 80% of interest of CSG Industries Pte Ltd (“CSG”). On March 28, 2024, the company incorporated Primech AI Holdings Limited (“Primech AI”) and Primech AI Investments Limited (“Primech AI Investments”). In May 2024, the Company transferred 49% of interest of Primech AI Investments to an independent third party.

Effective November 22, 2022, the Parent restructured its holdings and transferred its ownership of the Subsidiaries to PHL. For the purposes of the presentation of these consolidated financial statements, the merger and consolidation of these entities with PHL has been reflected as if effective since the beginning of the entire period presented.

On May 11, 2023, the Company changed its corporate name to Primech Holdings Ltd., so as to remove the designation “Pte.” which is used only for privately held companies under Singapore law, and adopted a constitution for a public company under Singapore law.

COVID-19

Our consolidated financial statements for the years ended March 31, 2024 and 2023 was materially impacted by the effects of the global outbreak of novel strains of coronavirus, or COVID-19, as national and local authorities in Singapore, where we operate, placed significant restrictions on travel and other activities. In addition, governmental authorities in Singapore, like many governments and central banks worldwide, have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions (see liquidity discussion below).

The long term effect of this pandemic on our business and financial performance will heavily depend on future developments, including outbreaks of COVID-19 variants, duration and severity of the outbreak, government policies such as travel restrictions and business closures, the financial and operational impact on our customer base, all of which are highly uncertain and unpredictable. We are closely monitoring developments in Singapore and will continually assess its effect on our business.

Liquidity

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. For the fiscal year ended March 31, 2024, the Company recorded net loss of approximately $3,223 and cash used in operating activities of approximately $9,082. Included in these amounts are government subsidies of approximately $2,820 received. These government subsidies were received from government authorities in Singapore, and were primarily used to offset wage costs, and are recorded as a reduction to associated wage costs in cost of revenue and general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income.

Notwithstanding the receipt of the government subsidies, management believes that its March 31, 2024, balances of cash of approximately $7,648, working capital of approximately $8,591 and approximately $2,542 of available loans or overdraft facilities are sufficient to fund operations for at least one year from the date the Company’s March 31, 2024, financial statements are issued. The amount and timing of future cash requirements will depend, in part, on the Company’s operating profitability. The Company may seek to raise additional debt and/or equity capital to fund future operations and strategic initiatives, but there can be no assurances that the Company will be able to secure such additional financing in the amounts necessary to fully fund its operating requirements on acceptable terms, or at all. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “PMEC” on October 10, 2023. The amount and timing of future cash requirements will depend, in part, on the Company’s operating profitability. The Company may seek to raise additional debt and/or equity capital to fund future operations and strategic initiatives, but there can be no assurances that the Company will be able to secure such additional financing in the amounts necessary to fully fund its operating requirements on acceptable terms, or at all.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(in thousands except share data, U.S. dollars)

1. Organization and Summary of Significant Accounting Policies (cont.)

Basis of presentation and principles of consolidation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Company’s consolidated financial statements includes the consolidated accounts of all of our subsidiaries. All intercompany accounts and transactions included in the consolidated financial statements have been eliminated.

As of March 31, 2024, PHL has eight wholly-owned subsidiaries, Primech A&P, Acteef Cleaning, HomeHelpy Singapore Pte. Ltd, Maint-Kleen, My All Services Sdn Bhd, Princeston and Primech AI, Primech AI Investments and one 80% owned subsidiary, CSG. All intercompany amounts and transactions have been eliminated in consolidation. All subsidiaries are entities incorporated under the laws of Singapore, except for My All Services which was incorporated in Malaysia and Primech AI and Primech AI Investments which were incorporated in British Virgin Islands.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and if deemed appropriate, those estimates are adjusted. Significant estimates include those related to assumptions used in valuing reserves of uncollectible accounts receivable, assumptions used in valuing assets acquired in business acquisitions, impairment testing of goodwill and other long-term assets, the valuation allowance for deferred tax assets, and accruals for potential liabilities.

Revenue recognition

The Company recognizes revenue in accordance with Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) 606, Revenue from Contract with Customers (ACS 606). The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contract(s), which include (1) identifying the contract or agreement with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied.

For service contracts where the performance obligation is not completed, deferred revenue, if any, is recorded for any payments received in advance of the performance obligation.

Cost of revenue

Recurring direct operating costs for services are recognized as incurred. Cost of services revenue consists primarily of personnel costs.

Government subsidies

Government subsidies are not recognized until there is reasonable assurance that the Company will comply with the conditions of the subsidy and the Company will receive the subsidy.

Generally, government subsidies fall into two categories: subsidies related to income and subsidies related to assets. Subsidies related to income are recognized in the period that the recognition criteria are met, and are presented as a reduction of the related expense that they are intended to compensate within operating expenses in the consolidated statements of operations and comprehensive income. Subsidies related to assets are for the purchase, construction or other acquisition of long-lived assets and are recognized as reductions to the capitalized costs of the related assets.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(in thousands except share data, U.S. dollars)

1. Organization and Summary of Significant Accounting Policies (cont.)

For the years ended March 31, 2024 and 2023, a total of approximately $2,820 and approximately $4,592 respectively of subsidies related to income were received that primarily offset various payroll and related costs. In addition, for the years ended March 31, 2024 and 2023 the Company received approximately $171 and approximately $129, respectively, of subsidies related to assets that offset purchases of certain equipment. At March 31, 2024 and 2023, government subsidies receivable totalled approximately $1,368 and approximately $1,684, respectively. There are no unfulfilled conditions or other contingencies related to these subsidies.

Cash and cash equivalents

Our cash and cash equivalents consist of funds held in bank accounts. Cash equivalents are highly-liquid investments with original maturities of three months or less, including money market funds.

We maintain cash balances in Singapore dollars (“SGD”), U.S. Dollars (“USD”) and Malaysian Ringgit (“MYR”). The following table, reported in USD, disaggregates our cash balances by currency denomination:

	For the Years Ended March 31,
	2024	2023
Cash denominated in:
SGD	$7,443	$8,966
USD	135	—
MYR	70	106
Total	$7,648	$9,072

Accounts receivable

Accounts receivable are recorded at the invoiced amount less an allowance for any uncollectible accounts. Accounts receivable also includes unbilled amounts for which we have performed services for the customer but have not yet invoiced. Accounts receivable at March 31, 2024 and 2023 included unbilled receivables of approximately $4,068 and approximately $3,578, respectively. We regularly evaluate the collectability of trade receivable balances based on a combination of factors such as customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment patterns. If we determine that a customer will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material events impacting its business, a specific reserve for bad debt will be recorded to reduce the related receivable to the amount expected to be recovered. Reserve for uncollectible accounts were approximately $448 and approximately $454 as of March 31, 2024 and 2023, respectively.

Property and equipment

We state property and equipment at cost and depreciate such assets using the straight-line method over the estimated useful lives of each asset category. For leasehold improvements, we determine amortization using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized and depreciated over the remaining useful life of the related asset. The estimated useful lives of property and equipment are as follows:

Machinery	2 to 5 years
Motor vehicles	5 years
Furniture and fixtures	2 to 5 years
Office equipment	2 to 5 years
Leasehold improvements	Shorter of useful life or lease term
Office improvements	2 to 5 years
Capitalized software	2 to 3 years
Leasehold property	27 to 32 years

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(in thousands except share data, U.S. dollars)

1. Organization and Summary of Significant Accounting Policies (cont.)

Deferred offering costs

Deferred offering costs consisted principally of legal, accounting, and underwriter’s fees incurred related to equity financings. These offering costs were deferred at March 31, 2023 and were charged against the gross proceeds received from our Initial Public Offering that occurred on October 12, 2023.

Intangible assets

Amortizable identifiable intangible assets are stated at cost less accumulated amortization, and represent customer relationships and customer backlog acquired in business combinations. Customer backlog represents the value of existing firm purchase orders in place at the time of acquisition and are amortized over 3 years. Customer relationships are amortized over 5 years. The Company follows ASC 360 in accounting for intangible assets, which requires impairment losses to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by the assets are less than the assets’ carrying amounts. For the years ended March 31, 2024 and 2023, the Company determined there were no indicators of impairment of its amortizable identifiable intangible assets.

Goodwill

Goodwill is the excess of cost of an acquired entity over the fair value of amounts assigned to assets acquired and liabilities assumed in a business combination. Under the guidance of ASC 350, goodwill is not amortized, rather it is tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. An impairment loss generally would be recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit and would be measured as the excess carrying value of goodwill over the derived fair value of goodwill. The Company’s policy is to perform an annual impairment testing for its reporting units on March 31, of each fiscal year. For the year ended March 31, 2023, the Company determined there was an impairment charge of approximately $138 related to the recorded Goodwill relating to its acquisition of Maint-Kleen. For the year ended March 31, 2024, the Company determined there was no impairment of its remaining recorded Goodwill.

Impairment of long-lived assets

Long-lived assets primarily include property and equipment and intangible assets. In accordance with the provision of ASC 360, the Company generally conducts its annual impairment evaluation to its long-lived assets, usually in the fourth quarter of each year, or more frequently if indicators of impairment exist, such as a significant sustained change in the business climate. The recoverability of long-lived assets is measured at the reporting unit level. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. As of March 31, 2024 and 2023, the Company determined there were no indicators of impairment of its long-lived assets.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(in thousands except share data, U.S. dollars)

1. Organization and Summary of Significant Accounting Policies (cont.)

Fair value of financial instruments

Under ASC 820, Fair Value Measurements and Disclosures, fair value is defined as the price at which an asset could be exchanged or a liability transferred in a transaction between knowledgeable, willing parties in the principal or most advantageous market for the asset or liability. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or parameters are not available, valuation models are applied. A fair value hierarchy prioritizes the inputs used in measuring fair value into three broad levels as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs, other than the quoted prices in active markets, are observable either directly or indirectly.

Level 3 — Unobservable inputs based on the Company’s assumptions.

The Company is required to use observable market data if such data is available without undue cost and effort. The Company has no fair value items required to be disclosed as of March 31, 2024 or 2023 under these requirements.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, short-term bank loans and accounts payable, approximate their fair values because of the short maturity of these instruments. The carrying values of capital lease obligations and notes payable approximate their fair values because interest rates on these obligations are based on prevailing market interest rates.

Advertising

Costs related to advertising and product promotion expenditures are charged to “Sales and marketing expenses” as incurred. Certain advertising costs are paid in advance and are expensed at the time the advertising occurs. Advertising costs aggregated $2,231 and $ 262 for the year ended March 31, 2024 and 2023, respectively.

Income taxes

The Company accounts for income taxes using an asset and liability approach which allows for the recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

The Company conducts its businesses in Singapore and Malaysia and is subject to tax in these jurisdictions. As a result of its business activities, the Company will file separate tax returns that are subject to examination by the foreign tax authorities.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(in thousands except share data, U.S. dollars)

1. Organization and Summary of Significant Accounting Policies (cont.)

Leases

The Company accounts for leases under ASC 842, Leases. The Company determines whether a contract is, or contains, a lease at inception. Right-of-use assets represent the Company’s right to use an underlying asset during the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.

Right-of-use assets and lease liabilities are recognized at lease commencement based upon the estimated present value of unpaid lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at lease commencement in determining the present value of unpaid lease payments.

Earnings per share

Basic earnings per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary shares outstanding and of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended March 31, 2024 and 2023, the Company had no dilutive equity instruments.

Translation of foreign currencies

We report all currency amounts in USD. Our subsidiaries, however, maintain their books and records in their SGD functional currency, while My All Services maintains its books and records in their MYR functional currency.

In general, when consolidating our subsidiaries with non-USD functional currencies, we translate the amounts of assets and liabilities into USD using the exchange rate on the balance sheet date, and the amounts of revenue and expense are translated at the average exchange rate prevailing during the period. The gains and losses resulting from translation of financial statement amounts into USD are recorded as a separate component of accumulated other comprehensive loss within stockholders’ equity.

We used the exchange rates in the following table to translate amounts denominated in non-USD currencies as of and for the periods noted:

	As of March 31,
	2024	2023
Exchange rates at March 31:
SGD:USD	0.74	0.75
RM:USD	0.21	0.23

	For the Years Ended March 31,
	2024	2023
Average exchange rate during the year ended March 31:
SGD:USD	0.74	0.73
RM:USD	0.21	0.22

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(in thousands except share data, U.S. dollars)

1. Organization and Summary of Significant Accounting Policies (cont.)

Concentration

For the year ended March 31, 2024, one customer accounted for 10.0% of our total revenue and no customer accounted for more than 10% of our accounts receivable. For the year ended March 31, 2023, one customer accounted for 10.4% of our total revenue and one customer accounted for 12.1% of our accounts receivable.

For the year ended March 31, 2024 and 2023, there were no vendors that accounted for more than 10% of our total operating costs and expenses. At March 31, 2024 and 2023, no vendors accounted for more than 10% of accounts payable.

Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company’s accumulated other comprehensive income consists of cumulative foreign currency translation adjustments.

Segment reporting

The Company operates in a single segment, commercial cleaning services, based on how the chief operating decision maker (“CODM”) views and evaluates the Company’s operations in making operational and strategic decisions and assessments of financial performance. The Company’s President has been identified as the CODM.

Economic and political risks

Our operations in Singapore are subject to significant risks not typically associated with companies in the United States of America, including risks associated with, among others, the political, economic and legal environment and foreign currency exchange. Our results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

Recent Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-13, Credit Losses — Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires entities to use a forward-looking approach based on current expected credit losses (“CECL”) to estimate credit losses on certain types of financial instruments, including trade receivables. This may result in the earlier recognition of allowances for losses. The Company adopted ASU 2016-13 beginning April 1, 2023. The Company does not believe the impact of the new guidance and related codification improvements had a material impact to its financial position, results of operations and cash flows.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure, which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expense categories that are regularly provided to the chief operating decision maker and included in each reported measure of a segment’s profit or loss. The update also requires all annual disclosures about a reportable segment’s profit or loss and assets to be provided in interim periods and for entities with a single reportable segment to provide all the disclosures required by ASC 280, Segment Reporting, including the significant segment expense disclosures. This standard will be effective for the Company on April 1, 2024 and interim periods beginning in fiscal year 2025, with early adoption permitted. The updates required by this standard should be applied retrospectively to all periods presented in the financial statements. The Company does not expect this standard to have a material impact on its results of operations, financial position or cash flows.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

2. Revenues

The Company’s revenue is primarily from providing a wide variety of cleaning services, including facilities services, stewarding services, cleaning services to individual customers and other service revenues. Revenue from services is recognized as the services are provided. Service revenue is recognized based on the time incurred by our staff in performing cleaning services and is billed on a monthly basis. The Company offers no discounts, rebates, rights of return, or other allowances to clients which would result in the establishment of reserves against service revenue. Additionally, to date, the Company has not incurred incremental costs in obtaining a client contracts.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(in thousands except share data, U.S. dollars)

2. Revenues (cont.)

Disaggregation of Revenue

The following table presents a disaggregation of our revenue by major category

	For the Years Ended March 31,
Revenue by service line	2024	2023
Facilities cleaning services	$56,016	$55,755
Stewarding services	10,156	7,599
Cleaning services for commercial office tenants	5,870	4,899
Total service revenues from Singapore	72,042	68,253
Other cleaning service revenues from Malaysia	53	265
Sales of products	429	508
	$72,524	$69,026

	For the Years Ended March 31,
Revenue by customer category	2024	2023
Facilities cleaning services
Conservancy common areas	11,325	9,720
Commercial	10,305	11,369
Institutional	17,202	17,324
Multi-family residential	4,201	6,873
Hotel	4,649	5,182
Singapore Changi Airport	7,247	3,176
Industrial	516	1,046
Others	571	1,065
	56,016	55,755
Stewarding services	10,156	7,599
Cleaning services for commercial office tenants	5,870	4,899
Total service revenues from Singapore	72,042	68,252
Other cleaning service revenues from Malaysia	53	265
Sales of products	429	508
	$72,524	$69,026

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(in thousands except share data, U.S. dollars)

3. Accounts receivable

The Company records revenues and costs on a net basis and the related Trade and other receivables and payables amounts on a gross basis. Trade and other receivables, net of provision for doubtful accounts consist of the following:

	As of March 31,
	2024	2023
Accounts receivable	$14,832	$12,240
Unbilled receivables	4,068	3,578
Less: provision for doubtful accounts	(448)	(454)
Accounts receivable, net	$18,452	$15,364

At March 31, 2024 and 2023, provisions for doubtful accounts receivables were approximately $448 and approximately $454, respectively.

4. Property and Equipment

At March 31, 2024 and 2023, property and equipment consisted of the following:

	As of March 31,
	2024	2023
Machinery	$6,837	$7,516
Motor vehicles	1,086	718
Office equipment	1,328	1,222
Furniture and fixtures	797	811
Leasehold improvements	805	787
Leasehold property	7,193	7,235
	18,046	18,289
Less: accumulated depreciation	(7,964)	(7,369)
Total	$10,082	$10,920

Depreciation expense was approximately $1,640 and approximately $1,637 for the years ended March 31, 2024 and 2023, respectively.

Primech A&P holds a sixty (60) year leasehold interest in 23 Ubi Crescent Singapore (expiring July 2057) and a sixty (60) year leasehold interest in 25 Ubi Crescent Singapore (expiring July 2057). CSG Industries holds a thirty (30) years interest (expiring in February 2038) in 50 Tuas Avenue 11 #01-22 Tuas Lot Singapore 639107.

5. Prepaid expenses and other current assets

Prepaid expenses and other current assets, net consisted of the following:

	As of March 31,
	2024	2023
Prepaid advertising	$1,019	$-
Deposits	1,816	542
Other prepaid amounts	975	633
Total	$3,810	$1,175

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(in thousands except share data, U.S. dollars)

6. Leases

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

As of March 31, 2024, the Company has operating lease agreements for certain of its office facilities, office equipment and workers’ accommodations with remaining lease terms of 1 to 44 months. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company accounts for the lease and non-lease components of its leases as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

The following table sets forth the components of the Company’s lease cost for the year ended March 31, 2024 and 2023.

	March 31,
	2024	2023
Finance lease cost:
Depreciation of asset under finance lease	$68	$106
Interest on lease liabilities (included in interest expense in the statements of operations)	34	54
Total finance lease cost	$102	$160
Operating lease cost:
Amortization of right of use asset (included in general and administrative expenses in the statements of operations)	$2,203	$1,716
Rental expense (included in cost of revenue, and general and administrative expenses in the statement of operations)	504	7
Operating lease cost	$2,707	$1,723

Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$2,322	$1,683
Financing cash flows from finance leases	86	523
Total cash paid for amounts included in measurement of lease liabilities	$2,408	$2,206

The following table sets forth the Company’s right of use assets and lease liabilities as of March 31, 2024 and 2023:

	March 31,
	2024	2023
Finance lease assets (included in Property and equipment-see Note 4)	$519	$402
Operating lease right of use assets	$3,406	$3,128

Finance lease liabilities
Non-current liabilities	$251	$235
Current liabilities	70	78
Total Finance lease liabilities	$321	$313
Operating lease liabilities
Non-current liabilities	$1,501	$1,393
Current liabilities	1,989	1,639
Total operating lease liabilities	$3,490	$3,032

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(in thousands except share data, U.S. dollars)

6. Leases (cont.)

	March 31, 2024	March 31, 2023
Weighted average lease term (Years)
Finance leases	2.8	2.8
Operating leases	1.6	1.8
Weighted average discount rate
Finance leases	4.4%	3.9%
Operating leases	5.6%	3.0%

Present value of the net minimum lease payments as of March 31, 2024:

Future minimum lease payments	Finance Leases	Operating Leases
2025	$81	$2,104
2026	83	1,060
2027	75	336
2028	62	141
2029	12	18
Thereafter	58	—
Total minimum lease payments	371	3,659
Less: amount representing interest	(50)	(169)
Present value of net minimum lease payments	$321	$3,490

7. Notes Payable

	As of March 31,
	2024	2023
(A) HSBC – Bridge loan	$1,855	$2,826
(B) HSBC – Overdraft facility	5,825	7,651
(C) HSBC – Factoring agreement with recourse	3,983	2,862
(D) HSBC – Term loans	837	973
(E) HSBC – Mortgage loan	4,482	4,707
	16,982	19,019
Less: current portion	(11,277)	(11,905)
Notes payable, net of current portion	$5,705	$7,114

(A)	In October 2020, the Company’s subsidiary Primech A&P obtained a loan in the principal amount of approximately $3,711 (SGD 5,000) from the Lender. The loan bears interest at the rate 2% per annum, is payable in monthly instalments of approximately $77 (SGD 104) each, and will mature in March, 2026. The loan is secured by all the assets of the Primech A&P and is guaranteed by the shareholders of the Parent. The balance of the loan was approximately $2,826 (SGD 3,750) at March 31, 2023. During the year ended March 31, 2024, the Company paid down approximately $929 (SGD 1,250). The balance of the loan was approximately $1,855 (SGD 2,500) at March 31, 2024.

(B)	In prior periods and through March 31, 2024, certain of the Company’s subsidiaries obtained overdraft facilities from HSBC with an aggregate credit limit of $5,819 (SGD 7,842). The credit facilities are subject to annual review and are due on demand. The bank granted a temporary increase in the credit limit of an additional $2,198 (SGD 3,000) from September 2023 through October 2023 and $742 (SGD1,000) from November 2023 through July 2024. The overdraft facilities permit the subsidiaries to borrow funds on a revolving line of credit up to the credit limit and bear interest at the rate 0.5% per annum below HSBC prevailing Prime Lending rate (total rate was 5.5% at March 31, 2024). The loans are secured by all term deposit accounts of the subsidiaries, an all monies debenture (mortgage) over all present and future assets of Primech A&P, and are guaranteed by certain directors and the Parent. At March 31, 2024, the balance of the overdraft facilities was approximately $5,825 (SGD 7,849) and approximately $737 (SGD 993) was unutilized under the overdraft facility.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(in thousands except share data, U.S. dollars)

7. Notes Payable (cont.)

(C)	In July 2018, Primech A&P, entered into with recourse receivables purchase (accounts receivable purchase agreement) with HSBC. Under the terms of the facility, Primech A&P agreed to sell to HSBC (“Factor”) certain customer accounts receivables due A&P. All amounts due under the terms of agreement is limited to approximately $2,968 (SGD 4,000), and is guaranteed by (a) security over receivables; (b) debentures (mortgages) over all present and future assets; and (c) an unlimited guarantee provided by certain directors. Primech A&P pays a discount charge calculated based on the SIBOR plus 3%, which charge is based on the outstanding gross amount of accounts receivable factored. The facility was renewed in September, 2021, and increased to approximately $5,900 (SGD 8,000). Th facility was further renewed in August 2022 and subject to annual review, revising the discount chart rate to the Bank’s Cost of Funds plus 3%, which charge is based on the outstanding gross amount of accounts receivable factored. The facility is subject to annual review and is due on demand. The applicable Bank’s Cost of Funds as of March 31, 2024 was 3.65%, and the total rate was 6.65%. The maturity of the each of the factored invoice is 60 days after the draw down. The bank has temporary reduced the facility limit of approximately $4,452 (SGD 6,000) in September 2023 through July 2024.

In July 2020, Maint-Kleen entered into with recourse receivables purchase facility (accounts receivable purchase agreement) with HSBC. Under the terms of the facility, Maint-Kleen agreed to sell to HSBC (“Factor”) certain customer accounts receivables due A&P. All amounts due under the terms of agreement is limited to approximately $1,336 (SGD 1,800), and is guaranteed by (a) security over receivables; (b) debentures (mortgages) over all present and future assets; and (c) an unlimited guarantee provided by certain directors. Primech A&P and Maint-Kleen pays a discount charge calculated based on the SIBOR plus 3%, which charge is based on the outstanding gross amount of accounts receivable factored. The facility was renewed in August 2022 and subject to annual review, revising the discount chart rate to the Bank’s Cost of Funds plus 3%, which charge is based on the outstanding gross amount of accounts receivable factored. The facility is subject to annual review and is due on demand. The applicable Bank’s Cost of Funds as of March 31, 2024 was 3.65%, and the total rate was 6.65%. The maturity of the each of the factored invoice is 60 days after the draw down.

Under the terms of the these facilities, all factored receivables are sold with recourse, which requires Primech A&P and Maint-Kleen to repurchase any receivables, if demanded, not paid on time. Accordingly, such receivables are accounted for as a secured financing arrangement and not as a sale of financial assets. At March 31, 2024 and 2023, the Company had sold to HSBC with recourse accounts receivable of approximately $8,893 (SGD 11,985) and approximately $5,527 (SGD 7,334), which are included in accounts receivable on the accompanying consolidated balance sheets. At March 31, 2024, approximately $1,805 (SGD 2,433) was available under the recourse receivables purchase facility.

(D)	On April 1, 2021, the Company acquired 80% of interest of CSG Industries Pte Ltd and a term loan is among the liabilities assumed. The term loan facility was drawn down in December, 2011 amounting to approximately $346 (SGD 468). The loans bear interest at the rate 0.75% plus Commercial Financing Rate (“CFR”) (CFR was 6.11% and 6.30% at March 31, 2024 and 2023, total loan rate was 6.86% and 7.05%), payable in monthly instalments of approximately $3 (SGD 4) each, and mature in October 2026. The loan is secured by a mortgage over a property owned by CSG located in Singapore and a personal guarantee for a maximum amount of approximately $384 (SGD 530) by the minority shareholder of CSG. During the years ended March 31, 2024 and 2023, repayments of approximately $32 (SGD 43) and approximately $38 (SGD 52) was made on the term loan facility. At March 31, 2024 and 2023, approximately $61 (SGD 82) and $94 (SGD 125) was outstanding under the loan.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(in thousands except share data, U.S. dollars)

7. Notes Payable (cont.)

In June 28, 2022 Primech A&P obtained one term loan facility for approximately $976 (SGD 1,400) from HSBC to finance the purchase of machinery and equipment and/or vehicles in relation to a project. The loan bears interest at the rate 3% plus Singapore Overnight Rate Average (“SORA”) per annum (SORA was 3.69% at March 31, 2024, total loan rate was 6.69%), are payable in monthly installments of approximately $20 (SGD 29) each, and mature in July 2026. The loan is secured by all present and future assets owned by Primech A&P and a joint and several guarantee for an unlimited amount by certain directors and the Parent. During the year ended March 31, 2023, approximately $976 (SGD 1,400) was drawn down, and repayments of approximately $170 (SGD 233) were made on the term loan facility. Net amount due at March 31, 2023 amounted to approximately $879 (SGD 1,167). During the year ended March 31, 2024, the Company paid down approximately $260 (SGD 350). Net amount due at March 31, 2024 amounted to approximately $606 (SGD 817).

On December 28, 2022 Primech A&P obtained one term loan facility for approximately $293 (SGD 400) from HSBC to finance the purchase of machinery and equipment and/or vehicles in relation to a project. Approximately $242 (SGD 330) was drawdown on April 28, 2023. The loan bears interest at the rate 3% plus Singapore Overnight Rate Average (“SORA”) per annum (SORA was 3.69% at March 31, 2024, total loan rate was 6.69%), are payable in monthly installments of approximately $7 (SGD 9) each, and mature in April 2026. The loan is secured by all present and future assets owned by Primech A&P and a joint and several guarantee for an unlimited amount by certain directors and the Parent. Approximately $242 (SGD 330) was drawn down during the year ended March 31, 2024, and repayments of approximately $75 (SGD 101) were made on the term loan facility during the year ended March 31, 2024. Net amount due at March 31, 2024 amounted to approximately $170 (SGD 229).

(E)	On April 27, 2021, Primech A&P completed the acquisition of two office units (“properties”) located in Singapore for approximately $6,705 (SGD 9,035). The purchase price was made up of cash consideration of approximately $1,692 (SGD 2,280) and a loan obtained from HSBC of approximately $5,013 (SGD 6,755). The full amount of the loan was drawn down on April 1, 2021. The loans bear interest at the rate 1.30% plus 3 months SORA per annum (3 months SORA was 3.68% at March 31, 2024, total loan rate was 4.98%), and will mature in March, 2041. The loan is secured by the properties and is guaranteed by the shareholders of the Parent. The balance of the loan was approximately $4,707 (SGD 6,247) at March 31, 2023. During the year ended March 31, 2024, the Company paid down approximately $157 (SGD 211). The balance of the loan was approximately $4,482 (SGD 6,039) at March 31, 2024.

Primech A&P has certain financial covenants prescribed in the financing agreements of bridge loan (A), overdraft facility (B), factoring agreement with recourse (C), and term loans (D). Primech A&P is required to maintain, during the term of the financing agreements relating to each of these facilities, a minimum adjusted tangible net worth of $7.0 million (SGD 10.0 million), and a gearing ratio, defined as to the ratio of total bank debt to tangible net worth (or adjusted tangible net worth, as the case may be), of not more than 1.5. As of March 31, 2024, we are in compliance of the financial covenants.

At March 31, 2024 and 2023, the group’s executive officer, Mr. Yew Jin Sng, and beneficial owners Mr. Kin Wai Ho and Mr. Jin Ngee Vernon Kwek had executed guarantees in favor of HSBC to secure the Bridge loan, the Factoring agreement with recourse, the term loans, and the Overdraft facility. In addition, the Parent had executed a guarantee in favor of HSBC to secure the Factoring agreement with recourse, the term loans, the Overdraft facility and the mortgage loan.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(in thousands except share data, U.S. dollars)

7. Notes Payable (cont.)

Future minimum principal payment obligations under the notes payable are as follows:

For the Years Ended March 31, 2024
2025	$11,277
2026	1,470
2027	276
2028	193
2029 onward	3,766
Total minimum debt payments	16,982
Less: Current portion of long-term debt	(11,277)
Long-term debt	$5,705

8. Income Taxes

The Company’s subsidiaries (excluding its Malaysian and BVI subsidiaries) are incorporated in Singapore and are subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws.

The current and deferred portions of the income tax expense (benefit) included in the statements of operations and comprehensive income as determined in accordance with ASC 740 are as follows:

	For the Years Ended March 31,
	2024	2023
Current	$(39)	$(8)
Deferred	(454)	(2)
Income tax benefit	$(493)	$(10)

The following table presents a reconciliation between the theoretical income tax provision computed by applying the federal statutory rate and our actual income tax expense:

	Year Ended March 31,
	2024	2023
Income tax provision at statutory rates	$(780)	$(537)
Tax effects of
Deferred tax assets not recognized	197	565
Reversal of temporary differences	(452)	-
Income exempt from income taxes	-	(63)
Expenses not deductible for income tax purposes	802	69
Foreign tax rates different than statutory rates	-	(47)
Tax exemption and rebates	(260)	(21)
Other	-	24
Income tax provision (benefit) as reported	$(493)	$(10)

Our 2024 and 2023 effective tax rates were significantly impacted by receipt of Government subsidies exempt from income taxes, book-tax adjustments in foreign jurisdictions, and taxation of our earnings generated in jurisdictions with rates that differ from the US federal statutory rate.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(in thousands except share data, U.S. dollars)

8. Income Taxes (cont.)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at March 31, 2024 and 2023 are as follows:

	March 31,
	2024	2023
Deferred Tax Liabilities
Accrued expenses	$37	$38
Temporary difference on property and equipment	166	169
Basis difference of customer backlog from acquisitions	(5)	251
Basis differences of customer relationships from acquisitions	-	208
Basis difference of real estate held for investment	-	37
Basis difference of property and equipment	74	34
Other	(9)	-
	263	738
Deferred Tax Assets
Net operating loss carryover	(2,360)	(1,274)
Accrued expenses	(10)	(10)
Other	(2)	(2)
Valuation allowance	2,360	1,274
	(12)	(12)
Net deferred tax liability	$251	$726

We recognize deferred tax assets (“DTAs”) and deferred tax liabilities (“DTLs”) to account for the effects of temporary differences between the tax basis of an asset or liability and its amount as reported in our consolidated balance sheets, using enacted tax rates expected to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled. Any effect on DTAs or DTLs resulting from a change in enacted tax rates is included in income during the period that includes the enactment date.

We reduce the carrying amounts of DTAs by a valuation allowance if, based upon all available evidence (both positive and negative), we determine that it is more likely than not that such DTAs will not be realizable. The Company follows FASB guidelines that address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. At March 31, 2024 and 2023, the Company did not have a liability for unrecognized tax benefits.

9. Common Stock

Our ordinary common shares have no par value as there is no concept of authorized share capital under Singapore law. All shares presently issued are fully paid and existing shareholders are not subject to any calls on shares. Although Singapore law does not recognize the concept of “non-assessability” with respect to newly-issued shares, we note that any subscriber of our ordinary shares who has fully paid up all amounts due, with respect to such ordinary shares, will not be subject to Singapore law concerning any personal liability to contribute to our assets or liabilities in such subscriber’s capacity solely as a holder of such ordinary shares. We believe this interpretation is substantively consistent with the concept of “non-assessability” under most, if not all, U.S. state corporations laws. We cannot, except in the circumstances permitted by the Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our own ordinary shares. Except as described in the Singapore Code on Take-Overs and Mergers (the “Singapore Take-over Code”), there are no limitations in our constitution or Singapore law on the rights of shareholders who are not resident in Singapore to hold or vote in respect of our ordinary shares.

On October 9, 2023, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Spartan Capital Securities, LLC, the underwriter to the Underwriting Agreement (the “Underwriters”), relating to the Company’s initial public offering (the “IPO”) of 3,050,000 ordinary shares, no par value per share (the “Ordinary Shares”).

On October 12, 2023, the Company closed the IPO. The Ordinary Shares were priced at $4.00 per share, resulting in net proceeds to the Company of approximately $9,473. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “PMEC” on October 10, 2023.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(in thousands except share data, U.S. dollars)

10. Related Party Transactions and Balances

Remuneration to Directors and executive officers for the years ended March 31, 2024 and 2023 were:

	For the year ended March 31,
Directors & Officers	2024	2023
Yew Jin Sng	$116	$92
Ho Kin Wai	485	446
William Yuen	33	-
William Mirecki	23	-
Kai Yue Jason Chan	23	-
Khazid Bin Omar	161	146
Loo Hansel	94	85
Kit Yu Lee	183	120
	1,118	$889

In addition, remuneration to Directors of the Group’s subsidiaries for the ended March 31, 2024 and 2023 were:

	For the year ended March 31,
Directors	2024	2023
Chiu Hsieh Hui	42	38
Wong Chee Kwok	9	112
Ong Thiam Teck	-	55
	$51	$205

In addition, for the years ended March 31, 2024 and 2023, the Company paid approximately $531 and approximately $684, respectively, to Mr. Jin Ngee Vernon Kwek, a beneficial owner of the Company, for his services to a subsidiary of the Company.

As discussed in Note 7, loans in the aggregate principal amount of approximately $18,891 (SGD 22,884) are guaranteed by certain directors and shareholders of the Parent.

As discussed in Note 11, the group’s executive officers, Mr. Yew Jin Sng and Mr. Hansel Loo; and Mr. Jin Ngee Vernon Kwek had executed guarantees in favor of the sureties for indemnities amounting to approximately $6,203 (SGD 8,359) and approximately $4,545 (SGD 6,031), at March 31, 2024 and 2023, respectively.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024 and 2023
(in thousands except share data, U.S. dollars)

11. Commitments and Contingencies

Legal matters

a) MOM Investigation in Relation to a Fatal Accident at Our Work Site

In 2019, A&P Maintenance was under contract to provide, among others, external façade cleaning services for an office tower. We appointed a sub-contractor, which in turn appointed its own sub-contractor, to carry out the façade cleaning works. The façade cleaning works were performed using a gondola. When not in use, the gondola was stored in a pit underneath floor slabs. When required for use, the floor slabs would be removed and the gondola would be elevated from the pit.

The façade cleaning works began in May 2019 and were expected to be completed by June 2019. In late May 2019, the works were halted due to an obstruction of the gondola tracks. During this time, the gondola was kept in the pit, however, part of the floor opening, around the gondola switch, was not covered.

The gondola pit was located in a rooftop area, where an independently owned bar was also located. In the early hours of June 9, 2019, a security officer working at the bar fell into the uncovered area of the gondola pit. The security officer died from the fall. The circumstances surrounding the fall were as follows: the security officer had been assigned to ensure that patrons of the bar did not enter a barricaded area (which included the area with the gondola pit). Two guests had pushed aside the barricades and entered the restricted area. Upon seeing the guests enter the restricted area, the security officer ran towards them. During this, the security officer accidentally fell into the uncovered area of the gondola pit.

Following the accident, the MOM commenced an investigation, which included interviews with certain of our management and employees. As a result of the said incident, two charges were brought against A&P Maintenance under Sections 20 read with Sections 14(3) and 14A(1)(b) of the WSHA, and one charge was brought against an employee of A&P Maintenance under Section 15(3A) of the WSHA. As of March 2, 2023, MOM has formally withdrawn its charge against the employee of A&P Maintenance. On 5 July 2023, A&P Maintenance pleaded guilty to the two charges. On August 18, 2023, a fine of $184 (S$245) was imposed on A&P Maintenance for the contraventions of the WSHA which has since been paid in full.

b) Other Legal Matters

In April 2024, the administrator and personal representative of a deceased person who had a fatal fall, brought a negligence claim against Jurong-Clementi Town Council, C&W Services Township Pte Ltd and Primech A&P. This claim which includes various heads of damage including but not limited to various expenses, loss of income and loss of dependency, is being handled by Primech A&P’s insurer, which has appointed an adjuster.

In addition to the foregoing, from time to time, the Company has become or may become involved in various legal proceedings and receives claims, arising from the normal course of business activities.

Performance bonds

Certain contracts require us to provide a surety bond as a guarantee of performance. As of March 31, 2024 and 2023, we had performance bond commitments totalling to approximately $8,141 (SGD 10,971) and approximately $6,655 (SGD 8,831) under which the surety (insurance company or bank) guarantees that the Company will perform in accordance with contractual obligations. These bonds are typically renewed annually and remain in place until the contractual obligations are satisfied. In general, we would only be liable for the amount of these guarantees in the event of default in our performance of our obligations under each contract, the probability of which we believe is remote. At March 31, 2024 and 2023, the group’s executive officer, Mr. Yew Jin Sng and Mr. Hansel Loo; and Mr. Jin Ngee Vernon Kwek had executed guarantees in favor of the sureties for indemnities amounting to approximately $6,203 (SGD 8,359) and approximately $4,545 (SGD 6,031).

12. Subsequent Events

In June 2024, the Company entered into two consultancy contracts with two vendors, with compensation to the Vendors settled in total of 2,500,000 new shares of the Company, valued at $1,500.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Current Effective Constitution of the Registrant(1)
2.1	Specimen Share Certificate(1)
2.2	Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital and Constitution” in the Registrant’s registration statement on Form F-1 (File No. 333-264036)), originally filed with the Securities and Exchange Commission on March 31, 2022, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on October 4, 2023)
4.1	Business Property Financing Facility dated March 30, 2021, by and between Primech A&P Pte. Ltd. and the Lender(1)
4.2	Term Loan (temporary bridging loan) Agreement dated October 21, 2020 by and between Primech A&P Pte. Ltd. and the Lender (supplemented by supplemental letters dated May 5, 2021, August 3, 2021)(1)
4.3	Banking Facility dated July 20, 2018, by and between Primech A & P Pte. Ltd. and the Lender (supplemented by supplemental letter dated September 28, 2021)(1)
4.4	Banking Facility dated June 5, 2020, by and between Maint-Kleen Pte. Ltd. and the Lender (supplemented by a supplemental letter dated July 27, 2020 and August 18, 2022)(1)
4.5	Banking Facility dated August 6, 2019 by and between MY ALL SERVICES SDN. BHD. and the Lender(1)
4.6	EV Charging Infrastructure Tender Documents(1)
4.7	Deployment of Electric Vehicle Charging Infrastructure Tender executed by Primech A&P Pte. Ltd., Charge+ Pte. Ltd., Sunseap Group Pte. Ltd., and Oyika Pte. Ltd. dated May 10, 2021(1)
4.8	Consortium Agreement among Primech A&P Pte. Ltd., Charge+ Pte. Ltd., Sunseap Group Pte. Ltd., and Oyika Pte. Ltd. dated May 13, 2021(1)
4.9	Deployment of Electric Vehicle Charging Infrastructure letter of acceptance notification from the Government of Singapore dated September 1, 2021(1)
4.10	Deployment of Electric Vehicle Charging Infrastructure letter of acceptance from the Housing & Development Board (“HDB”) dated September 1, 2021 in respect of contract entered into with HDB in respect of the North region(1)
4.11	Deployment of Electric Vehicle Charging Infrastructure letter of acceptance from HDB dated September 1, 2021 in respect of contract entered into with HDB in respect of the North-East region(1)
4.12	Deployment of Electric Vehicle Charging Infrastructure letter of acceptance from JTC Corporation (“JTC”) dated September 1, 2021 in respect of contract entered into with JTC in respect of the North region(1)
4.13	Deployment of Electric Vehicle Charging Infrastructure letter of acceptance from JTC dated September 1, 2021 in respect of contract entered into with JTC in respect of the North-East region(1)
4.14	Deployment of Electric Vehicle Charging Infrastructure letter of acceptance from the National Parks Board (“NParks”) dated September 1, 2021 in respect of contract entered into with NParks in respect of the North region(1)
4.15	Deployment of Electric Vehicle Charging Infrastructure letter of acceptance from the People’s Association (“PA”) dated September 1, 2021 in respect of contract entered into with PA in respect of the North-East region(1)
4.16	Deployment of Electric Vehicle Charging Infrastructure letter of acceptance from the Urban Redevelopment Authority (“URA”) dated September 1, 2021 in respect of contract entered into with URA in respect of the North-East region(1)
4.17	Deployment of Electric Vehicle Charging Infrastructure Contract entered into among HDB, Primech A&P Pte. Ltd., Charge+ Pte. Ltd., Sunseap Group Pte. Ltd., and Oyika Pte. Ltd. dated October 18, 2021 in respect of the North-East region(1)
4.18	Deployment of Electric Vehicle Charging Infrastructure Contract entered into among HDB, Primech A&P Pte. Ltd., Charge+ Pte. Ltd., Sunseap Group Pte. Ltd., and Oyika Pte. Ltd. dated October 18, 2021 in respect of the North region(1)

4.19	Deployment of Electric Vehicle Charging Infrastructure Contract entered into among URA, Primech A&P Pte. Ltd., Charge+ Pte. Ltd., Sunseap Group Pte. Ltd., and Oyika Pte. Ltd. dated November 10, 2021 in respect of the North-East region(1)
4.20	Deed of Confirmation and Acknowledgement by and among Primech A&P Pte. Ltd., Charge+ Pte. Ltd., Sunseap Group Pte. Ltd., and Oyika Pte. Ltd dated May 24, 2022(1)
4.21	Banking Facility dated July 20, 2022 by and between Princeston International (S) Pte. Ltd. and the Lender(1)
4.22	Banking Facility dated July 14, 2022 by and between Maint-Kleen Pte. Ltd. and the Lender(1)
4.23	Banking Facility dated July 26, 2022 by and between Primech A & P Pte. Ltd. and the Lender(1)
4.24	Term Loan Banking Facility dated June 28, 2022 by and between Primech A & P Pte. Ltd. and the Lender(1)
4.25	Term loan banking facility agreement dated December 28, 2022, by and between Primech A & P Pte. Ltd. and the Lender(1)
4.26	Supplemental letters dated February 10, 2023 and August 11, 2023 for Business Property Financing Facility dated March 30, 2021, by and between Primech A&P Pte. Ltd. and the Lender(1)
4.27	Supplemental letters dated July 26, 2022 and July 28, 2023 for Term Loan (temporary bridging loan) Agreement dated October 21, 2020 by and between Primech A&P Pte. Ltd. and the Lender(1)
4.28	Supplemental letter dated August 15, 2022 for Banking Facility dated July 20, 2018, by and between Primech A & P Pte. Ltd. and the Lender(1)
4.29	Supplemental letter dated August 18, 2022 for Banking Facility dated June 5, 2020, by and between Maint-Kleen Pte. Ltd. and the Lender(1)
4.30	Supplemental letters dated February 10, 2023 and July 28, 2023 for Banking Facility dated July 26, 2022 by and between Primech A & P Pte. Ltd. and the Lender(1)
4.31	Supplemental letter dated July 28, 2023 for Term Loan Banking Facility dated June 28, 2022 by and between Primech A & P Pte. Ltd. and the Lender(1)
4.32	Supplemental letter dated July 28, 2023 for Term loan banking facility agreement dated December 28, 2022, by and between Primech A & P Pte. Ltd. and the Lender(1)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.5 of Registrant’s Form 6-K filed on October 13, 2023)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
19.1	Insider Trading Policy(2)
21.1*	List of subsidiaries of the Registrant
97.1*	Clawback Policy(2)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F
(1)	Incorporated herein by reference to Amendment No. 11 to our Registration Statement on Form F-1 (File No. 333-264036), as amended, initially filed with the SEC on September 18, 2023.
(2)	Incorporated herein by reference to Exhibit 99.1 of Registrant’s Form 6-K filed on November 17, 2023.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PRIMECH HOLDINGS LTD.

	By:	/s/ Kin Wai Ho
Kin Wai Ho
Chief Executive Officer, President and Director
(Principal Executive Officer)

Date: July 23, 2024