Form 20-F
period 2025-03-31
Primech Holdings Ltd
filed 2025-07-24
CIK 1891944

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

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

An aggregate of 38,417,987 ordinary shares, no par value, as of March 31, 2025.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended March 31, 2025 and 2024. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars.

Our business is conducted by our indirect wholly-owned entities in Singapore, Malaysia and Hong Kong, using S$, RM and HK$, the currency of Singapore, Malaysia and Hong Kong, respectively. Our audited consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our audited consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of S$, RM and HK$ to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

This annual report contains translations of certain S$, RM and HK$ amounts into US$ amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, the following exchange rates are used in this annual report:

	March 31,
US$ Exchange Rate	2025	2024	2023
Year ended S$: US$ exchange rate	0.75	0.74	0.75
Annual average S$: US$ exchange rate	0.75	0.74	0.73

Year ended HK$: US$ exchange rate	0.13	-	-
Annual average HK$: US$ exchange rate	0.13	-	-

Year ended RM: US$ exchange rate	0.22	0.21	0.23
Annual average RM: US$ exchange rate	0.23	0.21	0.22

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

We incurred a net loss in FY 2024 and FY 2025 and we may incur losses in the future.

For the years ended March 31, 2025 and 2024, the Company recorded net loss of approximately $2,220,000 and $3,223,000, respectively. We anticipate that our operating expenses, together with the increased general administrative expenses of a public company, will increase in the foreseeable future as we seek to maintain and continue to grow our business, attract potential customers and further enhance our service offering. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

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

During FY 2025 and FY 2024, substantially all of our revenue was derived from our operations in Singapore. Any adverse circumstances affecting the Singapore market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incidents may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

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

Our revenue and profitability may be materially impacted if any health epidemic or virus outbreak (such as COVID-19) affects the overall economic and market conditions in Singapore for a prolonged period of time. Such an economic slowdown and/or negative business sentiment could potentially have an adverse impact on our business and operations. If these disruptions are for a prolonged period of time, or if there are further outbreaks of infectious diseases, these may have a material adverse effect on our Group’s business, financial condition, results of operations, and prospects.

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

As further set forth in “Item 4. Information on the Company — B. Business Overview— Legal Proceedings,” a 2019 workplace accident resulted in a court conviction by A&P Maintenance, for which a fine was imposed and has been paid.  In 2020, A&P Maintenance and Primech Services & Engrg Pte. Ltd. amalgamated to form Primech A&P. Thus, a conviction (for offences under legislation administered by MOM) would have to be disclosed to NEA in connection with Primech A&P’s Clean Mark Gold Award and subsequent application for a renewal of its class 1 licence under the revised Cleaning Business Licensing framework. We have been advised by the solicitors to A&P Maintenance in connection with the 2019 workplace accident that this technicality will not in and of itself result in Primech A&P’s Clean Mark Gold Award being revoked prior to expiry, but we cannot assure you that this unfortunate accident will not cause Primech A&P’s Clean Mark Gold Award and/or class 1 license to be revoked prior to its expiry, or will not cause Primech A&P to fail in renewing its class 1 license when it expires in May 2026. Revocation of the Clean Mark Gold Award and/or the non-renewal or revocation of the class 1 licence could result in a breach of existing cleaning contracts, and/or disqualify Primech A&P from entering into or tendering for certain future cleaning contracts, which in turn could have a material adverse effect on our business and results of operations in the future.

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

We derive the majority of our revenue from the provision of facilities services, which accounted for 78.8% of our revenue in FY 2025 and 77.2% of our revenue in FY 2024.

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

Our service contracts with our customers typically contain liquidated damages clauses. If we fail to meet the requirements prescribed in the service contracts such as the inability to fulfil the required standard of cleanliness desired by our customers whether from shortage of personnel and/or other operational mishaps such as delays in cleaning schedules or deviations from customer instructions, our customers may require us to pay ascertained monetary damages, and/or they may deduct any such damages from our security deposit with them or any monies due or payable to us. In FY 2025 and FY 2024, we incurred an aggregate cost of approximately $0.4 million and $0.6 million, respectively, in liquidated damages. In the event that substantial liquidated damages are imposed on us, this may have material adverse effect on our business, financial condition, results of operations and prospects.

The loss of or reduction of Singapore government grants and/or subsidies could reduce our profits.

We from time to time receive certain Singapore government grants and/or subsidies in connection with, among others, the wages of our employees (such as the Special Employment Credit and the Wage Credit Scheme) as well as the purchase of technological equipment. For FY 2025 and FY 2024, our Singapore government grants amounted to $4.6 million and $2.8 million, respectively.

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

We extend our credit terms of between 30 and 90 days depending on the creditworthiness of our customers. As at March 31, 2025 and 2024, accounts receivable were approximately $15.6 million and $18.4 million, respectively, and our average accounts receivable turnover days were 84 days and 85 days, respectively. Our total amount of reserve for uncollectible amounts of trade and other receivables were approximately $477,000 and $448,000 in FY 2025 and FY 2024, respectively.

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

As a public company, we expect the laws, rules and regulations governing public companies listed on an exchange in the U.S. will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

In the event that our existing insurance coverage is insufficient to indemnify us against all or any losses, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We are dependent on our ability to retain existing senior management personnel and to attract new qualified management personnel.

Our continued success is highly dependent on our ability to retain our senior management personnel, who are responsible for key aspects of our business, including but not limited to maintaining customer relationships, developing new business opportunities, finance and project management. Our Executive Officers have an average of 20 years’  experience in the facilities services industry, and their knowledge, skills and extensive experience in our industry, business relationships with our customers, and ability to manage existing and develop new customer relationships have been important to the growth of our Group. If any of our key management personnel cease to be involved with our Group in the future and we are unable to find suitable replacements in a timely manner, this may cause disruptions to our business operations and our business, financial condition, results of operations and prospects may be adversely affected.

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

We handle the personal data of customers in the ordinary course of providing cleaning services to individual customers. The collection and use of such personal data is governed by personal data protection laws in Singapore, in particular the Personal Data Protection Act 2012. While we have implemented measures to protect sensitive information and confidential and personal data and comply with applicable laws, rules and regulations, our facilities and systems may be vulnerable to security breaches and other data loss, including cyber-attacks. In addition, it is not possible to predict the impact on our business of any future loss, alteration or misappropriation of information in our possession related to us, our employees, former employees, customers, suppliers or others. This could lead to negative publicity, legal claims, theft, modification or destruction of proprietary or other key information, damage to or inaccessibility of critical systems, operational downtimes and/or delays and other significant costs, which could adversely affect our business, financial condition, results of operations and prospects.

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

As a result of our past acquisitions carried out pursuant to the Restructuring Exercise in 2021, goodwill and other intangible assets represented a portion of our assets. Goodwill and other intangible assets (comprising customer contracts and customer relationships) were approximately $393,000 and $688,000 million as at March 31, 2025 and 2024, respectively, representing approximately 1% and 1.5% of our total assets. For the year ended March 31, 2024, we determined there was no impairment of our remaining recorded goodwill. During the year ended March 31, 2025, we determined there was an impairment charge of approximately $291,000 related to the recorded goodwill for the acquisition of CSG. If we make additional acquisitions, it is likely that we will record additional intangible assets such as goodwill on our consolidated statement of financial position.

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

We plan to incorporate AI technologies into some of our products and services, which may present operational and reputational risks.

As with many innovations, there are associated risks involved in utilizing artificial intelligence (“AI”) technology. Although we believe that overall testing results of our products are improving and show promise, no assurance can be provided that our use of such AI will eventually produce the intended results. Even if it could produce such intended results, we cannot guarantee that such AI will not produce errors going forward. Inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, could impair the acceptance of AI solutions, including those incorporated in our products and services. If the AI tools that we use are deficient, inaccurate, or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results.

In addition, regulation of AI is rapidly evolving worldwide, as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, data privacy and security, customer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations.

Since these regulatory frameworks rapidly evolve, we may become subject to new laws and regulations, either in Singapore or other jurisdictions in which we operate, which may affect the legality, profitability, or sustainability of our businesses, and we may be unable to predict all the legal, operational, or technological risks that may arise relating to the use of AI. The failure to comply with recommended guidelines may also negatively affect our reputation. Because AI technology itself is highly complex and rapidly developing, it is not possible to predict all the legal, operational, or technological risks that may arise relating to the use of AI. Failure to appropriately respond to this evolving landscape may result in legal liability and damage to our reputation. As a result, our reputation, business and financial results may be adversely affected.

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

At present, the facilities services industry is highly labor-intensive. Labor costs contributed approximately 85.4% and 85.4% of our direct costs for FY 2025 and FY 2024, respectively. In particular, we are heavily reliant on foreign workers. As of March 31, 2025, approximately 70% of our employees were Singapore citizens and permanent residents, while the remaining 30% employees   were foreign workers.

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

While the employment of Singapore citizens and permanent residents is not subject to the same restrictions, the employment of such workers in the cleaning, security and landscape sectors must comply with the Progressive Wage Model (“PWM”). The PWM requirements for the cleaning sector took effect from September 1, 2014 and were revised with effect from July 1, 2023, and compliance with these PWM requirements is a licensing condition for cleaning companies. The PWM stipulates monthly minimum basic wages for cleaners performing different types of cleaning jobs (the minimum wage varies depending on the job scope of the cleaner) and provides for yearly wage increases from July 1, 2020 to June 30, 2029. In addition, there is a mandatory PWM bonus payable to cleaners who meet certain criteria. See section titled “Item 4. Information on the Company — B. Business Overview — Regulations — Progressive Wage Model” for further details. There is no assurance that we will be able to pass on any increase in labor costs onto our customers when determining our tender pricing, failing which, our business, financial condition, results and operations and profitability may be materially and adversely affected.

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

The Singapore Take-over Code applies to, among others, corporations with a primary listing of their equity securities in Singapore. While the Singapore Take-over Code is drafted with, among others, listed public companies in mind, unlisted public companies with more than 50 (fifty) shareholders and net tangible assets of approximately $3.75 million (S$5.00 million) or more, must also observe the letter and spirit of the general principles and rules of the Singapore Take-Over Code, wherever this is possible and appropriate. Public companies with a primary listing overseas may apply to Securities Industry Council (“SIC”) to waive the application of the Singapore Take-over Code. As at the date of this Annual Report, no application has been made to SIC to waive the application of the Singapore Take-over Code in relation to us.

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

We cannot assure you that a liquid public market for our Ordinary Shares will develop or continue. If an active public market for our Ordinary Shares does not continue, the market price and liquidity of our Ordinary Shares may be materially and adversely affected. The public offering price for our Ordinary Shares in our IPO (the “Offer Price”) was determined by negotiation between us and the Placement Agent based upon several factors, and we can provide no assurance that the trading price of our Ordinary Shares after the IPO will not decline below the public offering price. As a result, investors may experience a significant decrease in the value of their Ordinary Shares.

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

There is no guarantee that our Shares will appreciate in value or even maintain the price at which you purchased the Shares. You may not realize a return on your investment in our Shares and you may even lose your entire investment in our Shares.

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

Furthermore, since our IPO was conducted on a “best-efforts” basis and the actual public offering price per Ordinary Share will be determined by and among the Placement Agent, the investors, and us at the time of pricing and, as is typical, may be at a discount to the then-current, per-share market price of our Ordinary Shares, these factors may also negatively affect the market price of our Ordinary Shares.

Our Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Ordinary Shares. In addition, investors of our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines or if such investors purchase shares of our Ordinary Shares prior to any price decline.

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

If we fail to meet all applicable Nasdaq requirements and the Nasdaq Stock Market LLC determines to delist our common stock, the delisting could adversely affect the market liquidity of our common stock, impair the value of your investment and harm our business.

On May 14, 2024, we received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, for the last thirty (30) consecutive business days, the bid price for the Company’s Ordinary Shares had closed below the minimum $1.00 per share requirement for continued listing. On May 12, 2025, Nasdaq confirmed that the Company had regained compliance with the bid price.

If we fail to meet the applicable Nasdaq requirements in the future and Nasdaq determines to delist our Ordinary Shares, the delisting could substantially decrease trading in our Ordinary Shares and adversely affect the market liquidity of our Ordinary Shares; adversely affect our ability to obtain financing on acceptable terms, if at all, for the continuation of our operations; and harm our business. You may be unable to sell your Ordinary Shares in the United States unless a market can be established or sustained. Additionally, the market price of our Ordinary Shares may decline further and stockholders may lose some or all of their investment.

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

As at the date of this Annual report, Sapphire Universe currently owns 81.44% of our Shares, which is 76.23% of our voting power. Mr. Kin Wai Ho, our Chairman, currently beneficially owns 45.60% of our Shares through his equity ownership in Sapphire Universe. Messrs. Cyrus Jun Ming Wen currently beneficially own 29.32%, of our Shares through his equity ownership in Sapphire Universe. As a result of this ownership, Messrs. Ho and Wen will have significant control and influence over our affairs and their voting power will constitute a quorum of our Shareholders voting on any matter requiring the approval of our Shareholders. Messrs. Ho and Wen will continue to have significant influence over our affairs for the foreseeable future, including with respect to the nomination and election of Directors, the issuance of additional Shares or payment of dividends, the consummation of significant corporate transactions, such as the adoption of amendments to our Constitution and organizational regulations and approval of mergers or sales of substantially all of our assets.

In certain circumstances, the interests of Sapphire Universe as a Major Shareholder, and of each of Messrs. Ho and Wen as significant indirect Shareholders, may conflict with the interests of our other Shareholders. Accordingly, this concentration of ownership may harm the market price of our Shares by, among other things:

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

Any of Sapphire Universe, Mr. Ho and Mr. Wen may also cause corporate actions to be taken that conflict with the interests of our other Shareholders.

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

We may grant share incentives in the future, which may result in increased share-based compensation expenses and negatively impact our results of operations, and our shareholders’ interest may be diluted as a result.

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel, and we may adopt a share incentive plan in the future. As a result, our expenses associated with share-based compensation may increase substantially, which could materially and adversely affect our business, financial condition, and results of operations, and our shareholders’ interest may be diluted as a result of the issuance of new shares to our key personnel under the share incentive plan.

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

In the last four years, we have expanded our range of cleaning services to include cleaning of healthcare facilities, and we have also expanded into the provision of stewarding services. Through our customer service business, we provide customer service officers and F&B service crew to venues such as healthcare facilities, hotels and restaurants. We also launched our “HomeHelpy” application, an online portal which allows individual customers to book our cleaning services in homes and offices.

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

B. Business Overview

OVERVIEW

We are an established technology-driven facilities services provider in the public and private sectors operating mainly in Singapore. Our mission is to support businesses by improving lives and strengthening communities through our business practices and ethics. We operate primarily in Singapore which operations contributed approximately $74.0 million or 99.6% of our total revenue in FY 2025 and $72.0   million or 99.3% of our total revenue in FY 2024, with the remainder from our operations in Malaysia and sales of products.

We provide the following services:

●	Facilities services. These include: general cleaning and maintenance of public and private facilities, such as airports, conservancy areas, hotels’ common areas, educational institutions, integrated public areas, residential spaces, office facilities, industrial areas, retail stores and healthcare facilities; housekeeping services; specialized cleaning services, such as marble polishing services, building façade cleaning services and clean room sanitation services; and waste management services and pest control services. We also provide cleaning services to homes of individual customers which engage our services through our “HomeHelpy” application. We derive the majority of our revenue from the provision of facilities services, which accounted for approximately $58.6 million or 78.8% of our total revenue in FY 2025 and $56.0 million or 77.2% of our total revenue in FY 2024.

●	Stewarding services. These include the cleaning of kitchen facilities of healthcare facilities, hotels and restaurants and the supply of ad hoc customer service officers and F&B service crew to healthcare facilities, hotels and restaurants. Stewarding services accounted for approximately $8.4 million or 11.2% of our total revenue in FY 2025 and $ 10.2 million or 14.0% of our total revenue in FY 2024.

●	Cleaning services to offices. In addition to our core facilities services, we provide cleaning services to offices. The provision of office cleaning services accounted for approximately $7.1 million or 9.5% of our total revenue in FY 2025 and $5.9 million or 8.1% of our total revenue in FY 2024.

●	Cleaning services to homes. We provide cleaning services to homes of individual customers who engage our services through our “HomeHelpy” application. We did not generate significant revenue from the provision of these services during FY 2025 and FY 2024.

●	Cleaning Supplies. In addition, through CSG and Princeston International, we manufacture certain cleaning supplies, both for our own use and for sale to third parties. We did not generate significant revenue from the provision of these services during FY 2025 and FY 2024.

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

As of June 30, 2025, our Group employed 2,806   employees. We believe it is crucial to maintain sufficient manpower to reduce the amount of services which are sub-contracted thus enabling us to standardize our service delivery and better manage operational risks. While we sub-contract certain services such as external façade cleaning, the majority of our services provided to customers are performed by our Group’s employees. Our sub-contractor costs amounted to approximately $2.8 million or 4.9% and approximately $2.7 million or 4.5% of our total direct costs and expenses for FY 2025 and FY 2024, respectively.

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

The environmental services industry in Singapore is highly fragmented. According to NEA’s List of Licensed Cleaning Businesses, there are over 1,700 cleaning companies licensed by the NEA as of June 30, 2025. We believe that we have been able to distinguish ourselves through, among other things, the long and established track record of our subsidiaries and the accreditations we have received.

Primech A&P was amalgamated from A&P Maintenance and Primech Services & Engrg, which have been operating for approximately 31   years or more. Primech A&P and Maint-Kleen thus have been able to secure long-term business relationships with their customers. See sections titled “Item 4. Information on the Company — B. Business Overview — Our Contracts and Portfolio” and “Item 4. Information on the Company — B. Business Overview— Awards and Accreditation” of this Annual Report for further details.

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

Further, through our emphasis on the self-delivery of service, we seek to minimize outsourcing our services to sub-contractors, thus better controlling the level of our service, and complying with laws and regulations. As of June 30, 2025, our Group employed 2,806    employees. We provide various training and development programs for our employees according to their job requirements and functions to equip them with the relevant skills and knowledge. For example, 75% of   our cleaners, team leaders and supervisors are trained in any two modules under the Environmental Cleaning Workforce Skills Qualification training framework. We also provide certain cleaners with in-house training through the HomeHelpy Training Center. See the section titled “Item 4. Information on the Company — B. Business Overview — Staff Training” for further details.

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

Our technology initiatives to date include the use of autonomous floor scrubbing robots equipped with real-time monitoring and self-docking capabilities to perform cleaning services. In addition, we introduced our “HomeHelpy” website and mobile application to allow individual customers to book our cleaning services, which has enabled us to expand into the B2C segment (from our primary B2B business), and we believe that there is opportunity to convert such ad hoc services into long-term service contracts in the future. Our “HomeHelpy” platform has more than 1,500 registered members as of March 2025, and has served more than 670 users since its inception.

In 2021, we collaborated with three companies to form a consortium to submit a tender bid to install EV charging infrastructure at various car parks in Singapore. The consortium was awarded the pilot tender by the government of Singapore to install EV charging stations in approximately 150 public car parks in the North and North-East regions in Singapore. In consideration, the consortium has to pay concession fees for the right to install and operate the EV charging points (at S$0.15/kwh) to the relevant government authorities. All EV charging stations have been installed as of March 31, 2025.

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

In addition, we deployed 18 EV as of March 2025, and we hope to convert more or all of our fleet of cleaning machines to EV over time. We also have started to offer, on a limited basis, an EV charging function to our customers as a package in our services, which will be provided by a sub-contracted third party. We do not own or operate an EV charging function. We believe that eco-solutions will become increasingly important in the future in the face of climate change, and integrating eco-solutions into our portfolio will not only expand our service capabilities, but also will transition our business towards a more innovative model, and will ultimately help our business to keep pace with future technological advances.

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

Over the next two years, we plan to replace and convert a portion of our existing fleet of cleaning machines with and to EVs and develop “green” chemicals that are more eco-friendly for use in our cleaning services. We believe that by integrating environmental sustainability into our business practices, we will be able to attract more customers and employees, and ultimately reap the benefits of more sustainable growth.

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

We are looking to expand our market presence beyond Singapore with HYTRON, our fully autonomous bathroom cleaning robots.

In connection with the expansion of customer services, we may also provide security services to condominiums.

Explore business opportunities in the Southeast Asian region

We intend to establish ourselves as a regional player in the environmental services industry. While our operations are currently almost exclusively based in Singapore, we may expand our business to other countries in Southeast Asia. We believe that our corporate image, enhanced upon attainment of the Listing, would attract other service providers in the regional environmental services industry to consider a collaboration with us, through which we can leverage on our corporate image and their local knowledge to establish a greater foothold in Southeast Asia.

OUR SERVICES

Facilities Services

Facilities services is our primary business segment, accounting for approximately $58.6 million or 78.8% and approximately $56.0 million or 77.2% of our total revenue in FY 2025 and FY 2024, respectively. Our main customers in this segment include conservancy areas, educational institutions and Singapore Changi Airport. The range of facilities services we offer includes the following:

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

Stewarding Services

Stewarding services accounted for approximately $8.4 million or 11.2% and approximately $10.2 million or 14.0% of our total revenue in FY 2025 and FY 2024, respectively. Stewarding services comprise the provision of kitchen cleaning services and the supply of customer service officers and F&B service crew. Our main customers in this segment are healthcare facilities, hotels and other hospitality venues, and restaurants. The tasks we perform include:

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

Cleaning Services to Offices

In addition to our core facilities services, we provide cleaning services to offices. The provision of office cleaning services accounted for approximately $7.1 million or 9.5%   and approximately $5.9 million or 8.1%of our revenue in FY 2025 and FY 2024, respectively.

Technology

“HomeHelpy” website and mobile application for home and office cleaning services

In order to facilitate outreach to more customers, we have created a mobile application for our customers through “HomeHelpy” as well as a website at https://www.homehelpy.com which is a home, office and specialized cleaning services portal that allows customers to create bookings for cleaning services on-demand. Our “HomeHelpy” mobile application and website accounted for less than 1.0% of our total revenue in each of FY 2025 and FY 2024. Our “HomeHelpy” platform has more than 1,500 registered members as of March 2025, and has served more than 670 users since its inception.

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

Cleaning robots

In order to supplement and bolster our provision of facilities services, we utilize a fleet of cleaning robots, which we purchase from third parties. The following summarizes the types of our cleaning robots as of March 31, 2025:

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

Sale of Cleaning Supplies

We acquired CSG, a manufacturer of cleaning supplies, and Princeston International, a company engaged in the wholesale trading of cleaning supplies, in 2021. The sale of cleaning supplies accounted for less than 1.0% of our total revenue in FY 2025 and FY 2024.

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

●	Nanyang Technological University has been a customer of our Group since 2018. A&P Maintenance was awarded a contract by Nanyang Technological University in 2018 for a period of two years from April 1, 2018 to March 31, 2020, with an option by the University to extend for another two years up to March 31, 2022 (which option was exercised), to provide cleaning services for various buildings at Academic Complex South within the Nanyang Technological University and their surroundings (including link ways and canopies). Primech A&P was again awarded the cleaning contract for the same area from April 1, 2022 to March 31, 2024, with an option to extend for another two years until March 31, 2026, which the option was exercised. In addition to general cleaning services, the contract with Nanyang Technological University also covers the provision of decontamination and disinfection services and clean room cleaning services, when called for.

●	Temasek Polytechnic has been a customer of our Group since 2013. Our current contract with Temasek Polytechnic was awarded to us pursuant to a tender and is for a term of five (5) years from April 2020 to March 2025, with an option to renew for a further two (2) years. The option to renew for a further two (2) years, from April 2025 to March 2027, has been exercised by Temasek Polytechnic. Under the contract, we provide, among other things, cleaning and pest control services for numerous areas within Temasek Polytechnic’s campus.

●	A Singapore multinational bank has been a customer of our Group for over eight (8) years. Our current contract with the bank is for a period of three years from September 1, 2020 to August 31, 2023 and this has been extended for an additional period of two years from September 1, 2023 to August 31, 2025 in connection with the cleaning, refuse disposal and pest control services for various buildings and offices operated by the bank. We may also provide ad hoc services such as external façade cleaning.

●	The Ministry of Education of Singapore has become our customer since April 2022. Our current contract with the Ministry of Education of Singapore commenced on April 1, 2022, with a four-year term and a twelve-month extension option.

OUR BUSINESS OPERATIONS

The workflow of our business operations generally involves four stages, as summarized below:

●	Tender Submission and Quotation Invitation Process

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

OUR MAJOR CUSTOMERS

Our major customers which accounted for 5.0% or more of our Group’s total revenue for FY 2025 and/or FY 2024 are as follows:

	Service	Percentage of total revenue (%)
Customer	provided	FY 2025	FY 2024
Changi Airport	Facilities services	15.5	10.0
The Ministry of Education of Singapore	Facilities services	9.1	9.6
National Environment Agency	Facilities services	7.7	8.0
A Singapore multinational bank	Facilities services	5.9	5.8

Except as disclosed above, our Directors are of the view that, as of March 31, 2025, our business and profitability are not materially dependent on any of our customers. To the best of our Directors’ knowledge, we are not aware of any information or arrangement which would lead to a cessation or termination of our current relationship with any of our major customers.

As at the date of this Annual Report, none of the Directors or Major Shareholders of our Company or their respective associates has any interest, direct or indirect, in any of our customers.

OUR MAJOR SUPPLIERS

Direct cost of revenue for FY 2025 and FY 2024 amounted to approximately $56.8 million and $59.9 million, respectively. Approximately $5.4 million and $5.5 million of supplies purchases and sub-contractor costs were included in direct cost of revenue in FY 2025 and FY 2024, respectively. Our major suppliers (including sub-contractors) which accounted for 5.0% or more of our Group’s total supplies purchases and sub-contractor costs for FY 2025 and/or FY 2024 are as follows:

		Percentage of total purchases (%)
Supplier	Product or service supplied	FY 2025	FY 2024
Rental Hygiene Services Pte Ltd	Hygiene services and toiletries	16.6	18.5
Waste Integrated Services & Environmental Pte Ltd	Sub-contractor of cleaning services	9.9	9.2
Weishen Industrial Services Pte Ltd.	Sub-contractor of cleaning services	13.3	7.4
Hoe Kian Huat Trading	Supplier of hardware	5.6	6.2
Advanced Specialist Pte Ltd.	Sub-contractor of cleaning services	4.9	5.6

Except as disclosed above, our Directors are of the view that, as of March 31, 2025, our business and profitability are not materially dependent on any of our suppliers. To the best of our Directors’ knowledge, we are not aware of any information or arrangement which would lead to a cessation or termination of our current relationship with any of our major suppliers.

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

Other Legal Matters

In April 2024, the administrator and personal representative of a deceased person who had a fatal fall, brought a negligence claim against Jurong-Clementi Town Council, C&W Services Township Pte Ltd and Primech A&P. This claim which includes various heads of damage including but not limited to various expenses, loss of income and loss of dependency, was handled by Primech A&P’s insurer, which appointed an adjuster. The claimant discontinued the civil suit against Primech A&P in October 2024.

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

The Singapore Workforce Skills Qualifications (“WSQ”) is a national credential system that trains, develops, assesses and certifies skills and competencies for the workforce. In particular, the Environmental Cleaning WSQ training framework caters to the training of cleaning crew, stewards and supervisors in the commercial and private residential cleaning, and public cleaning subsectors. In particular, as a requirement of our Clean Mark Awards, as of March 31, 2025:

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

AWARDS AND ACCREDITATIONS

The following is a description of the material accreditations we have received:

●	ISO 9001:2015 (Quality Management) which specifies requirements for a quality management system. Organizations use the standard to demonstrate the ability to consistently provide products and services that meet customer and regulatory requirements;

●	ISO 14001:2015 (Environmental Management) which specifies the requirements for an environmental management system that an organization can use to enhance its environmental performance;

●	ISO 45001:2018 (Occupational Health & Safety Management System) which specifies requirements for an occupational health and safety (“OH&S”) management system, and gives guidance for its use, to enable organizations to provide safe and healthy workplaces by preventing work-related injury and ill health, as well as by proactively improving its OH&S performance; and

●	bizSAFE Star status which is the highest possible accreditation which can be obtained under bizSAFE, a nationally recognized capability building program in Singapore designed to help companies build workplace safety and health capabilities. bizSAFE level 3 certificate is the minimum level required for any contracts and tenders with bizSAFE partners (selected organizations, typically larger organizations, that have influencing power in their business value chain), main construction firms, Singapore government sectors, etc.

Set out below is a list of the awards and accreditations our Group has received:

Expiry Date	Recipient	Name of Award or Accreditation	Awarding Organization
December 14, 2026	Primech Holdings	ISO 9001:2015 (Quality Management)	Guardian Independent Certification Pte Ltd
December 14, 2026	Primech A&P	ISO 9001:2015 (Quality Management)	Guardian Independent Certification Pte Ltd
December 14, 2026	Maint-Kleen	ISO 9001:2015 (Quality Management)	Guardian Independent Certification Pte Ltd
January 4, 2026	CSG	ISO 9001:2015 (Quality Management)	Business Systems Certification Pty, Ltd.
December 14, 2026	Primech Holdings	ISO 14001:2015 (Environmental Management)	Guardian Independent Certification Pte Ltd
December 14, 2026	Primech A&P	ISO 14001:2015 (Environmental Management)	Guardian Independent Certification Pte Ltd
December 14, 2026	Maint-Kleen	ISO 14001:2015 (Environmental Management)	Guardian Independent Certification Pte Ltd
January 4, 2026	CSG	ISO 14001:2015 (Environmental Management)	Business Systems Certification Pty, Ltd.
December 14, 2026	Primech Holdings	ISO 45001:2018 (Occupational Health & Safety Management System)	Guardian Independent Certification Pte Ltd
December 14, 2026	Primech A&P	ISO 45001:2018 (Occupational Health & Safety Management System)	Guardian Independent Certification Pte Ltd
December 14, 2026	Maint-Kleen	ISO 45001:2018 (Occupational Health & Safety Management System)	Guardian Independent Certification Pte Ltd
December 14, 2026	Primech A&P	bizSAFE Star	Workplace Safety and Health Council
December 14, 2026	Maint-Kleen	bizSAFE Star	Workplace Safety and Health Council
December 31, 2025	Primech A&P	Clean Mark Gold Award	NEA
December 31, 2025	Maint-Kleen	Clean Mark Gold Award	NEA
April 2026	Primech A&P	Ordinary Membership	Environmental Management Association of Singapore

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

RESEARCH AND DEVELOPMENT

Our research and development expenses were not significant in FY 2025 and FY 2024.

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

ESTIMATED REVENUES UNDER CONTRACT

As of March 31, 2025, our contracted revenues for future fulfilment by our Group were approximately $120.8 million (S$162.1 million). The following table sets forth a breakdown of the value of our contracted revenues which we estimate to fulfil in FY 2026, FY 2027 and FY 2028 onwards, subject to cancellations or other contractual changes which are not presently foreseeable:

	($’000)	(%)
Estimated amount of services contracted for at April 1, 2025 to be recorded in revenue for FY ending March 31, 2026	59,876	49.5
Estimated amount of services contracted for at April 1, 2026, to be recorded in revenue for FY ending March 31, 2027	34,069	28.2
Estimated amount of services contracted for at April 1, 2027 to be recorded in revenue for FY ending March 31, 2028 onwards	26,899	22.3
	120,844	100.0

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

COMPETITION

We operate in a competitive environment and face competition from new and existing competitors based in Singapore and elsewhere. In particular, the cleaning industry we operate in is highly fragmented with low barriers to entry. As of June 30, 2025, there were over 1,700 cleaning companies licensed by the NEA in Singapore. We believe that our primary competitors are large environmental services companies with an established presence in Singapore, such as the ISS Group, 800 Super Holdings, Weishen Industrial Services, Chye Thiam Maintenance Pte Ltd, Hygieia Group Limited and Ramky Cleantech Services Pte Ltd.

We believe that our competitive edge comes from our positioning as an innovative company and the quality of our services, which have allowed us not only to secure contracts with large organizations such as Singapore Changi Airport, educational institutions and large commercial banks, but also to maintain long-term relationships with these customers.

EMPLOYEES

As of June 30, 2025, our Group had a workforce of 2,806, comprising employees who are all located within our offices in Singapore and Malaysia.

There were no material changes to the number of employees hired by our Group in the last three financial years, save that the number of employees increased from 2,400 as of March 31, 2022 to 2,806 as of June 30, 2025, primarily due to increase in projects serviced by our Group which result in increase in number of personnel to perform these services. As of March 31, 2025, none of our employees are related to our Directors and Major Shareholders. Any new employment of related employees and the proposed terms of their employment will be subject to the review and approval of our Compensation Committee. In the event that a member of our Compensation Committee is related to the employee under review, he will abstain from the review.

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

RECENT DEVELOPMENTS

We incorporated new subsidiaries, Primech AI Holdings Limited (“PAHL”) and Primech AI Investments Limited  on March 28, 2024. PAHL entered into a memorandum of understanding with an independent third party on April 16, 2024, which we will jointly introduce an eco-friendly and fully automatic artificial intelligent-powered toilet cleaning robot. On May 29, 2024, Primech AI Pte. Ltd. was set up, and Primech Holdings Ltd. holds a 51% interest in Primech AI Pte. Ltd.

On December 9, 2024, Primech AI Pte. Ltd. and Golden Rim Investment Limited signed a memorandum of understanding to initiate the pilot deployment of Hytron, an AI-powered, fully automated toilet cleaning robot, in selected hotels managed by Golden Rim Investment Limited in Hakata, Kagoshima, and Sapporo.

On March 4, 2025, Primech AI Pte. Ltd. and CCG Property Services Limited signed a memorandum of understanding to initiate the pilot deployment of Hytron, an AI-powered, fully automated toilet cleaning robot, in selected toilets managed by CCG Property Services Limited in Hong Kong.

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

(i)	at least one training module under the Singapore Workforce Skills Qualifications (WSQ) System that is specified in Division 1 of Part 5 of the Second Schedule of the EPH Regulations; and

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

See section titled “General Information on our Group — Government Regulations — Progressive Wage Model” for further details.

From 1 January 2024 onwards, a cleaning business license is valid for two years and renewable every two years (with the exception of class 3 cleaning business licenses). As of March 31, 2025, the details of the cleaning business licenses held by our Group were as follows:

Licensee	License number	Expiry Date
Primech A&P	NEA240420/1704H/C1/R01	May 22, 2026
Maint-Kleen	NEA241584/0284W/C1/R01	December 16, 2026
Princeston International	NEA240972/5717C/R01	June 12, 2026
HomeHelpy	NEA241252/9400R/C2/R01	September 7, 2026

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

As of March 31, 2025, our Group holds a permit to store and use hazardous substances under Regulation 17 of the Environmental Protection and Management (Hazardous Substances) Regulations, as follows:

Licensee	License Number	Hazardous Substances	Expiry Date
CSG	C0764P190924	40% Hydrochloric Acid 55% Sodium Hydroxide	August 2, 2025

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

There are two levels of award under the scheme; namely the Clean Mark Silver Award and the Clean Mark Gold Award. As of March 31, 2025, the details of the Clean Mark awards held by our Group were as follows:

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

A general waste collection license is valid for one year and renewable on a yearly basis. As of March 31, 2025, the details of the general waste collection licenses held by our Group were as follows:

Licensee	Class of License	License number	Expiry Date
Primech A&P	A	A-08-011X-000	April 30, 2026
Maint-Kleen	A	A-19-025K-000	October 21, 2025

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

Under Section 30(1) of the CVPA, the registration of a vector control operator, vector control technician’s license and vector control worker’s certificate are each valid for three years from its date of grant. As of March 31, 2025, the details of the cleaning business licenses held by our Group were as follows:

Licensee	License number	Expiry Date
Primech A&P	NEA198801704H	July 3, 2027

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

In particular, a contractor may be registered under the following facilities management workheads with BCA:

●	FM01 Facilities Management which entails integrated facilities management and/or managing agent services by facilities management companies. In particular, the provision of integrated facilities management refers to the provision of at least two distinct maintenance services by the same company. The areas of distinct maintenance services include building maintenance services, mechanical and electrical maintenance services, security services, cleaning services, landscaping services and pest control services. The contractor may deliver the services or outsource and manage sub-contractors.

●	FM02 Housekeeping, Cleansing, Desilting & Conservancy Service which entails cleaning and housekeeping services for offices, buildings, compounds, industrial and commercial complexes, desilting and cleansing of drains.

●	FM03 Landscaping which entails regular landscaping maintenance works related to grass, turf, trees, plants, and greenery-related infrastructure (e.g. irrigation systems, vertical greenery systems, water features).

●	FM04 Pest Control which entails extermination and control of pests in buildings and complexes.

The following table sets out the current registrations of our subsidiaries in the CRS as of March 31, 2025.

Company name	Workhead code	Grade	Expiry date
Primech A&P	FM01	M4	December 1, 2026
Primech A&P	FM02	L6	December 1, 2026
Primech A&P	FM04	L1	December 1, 2026
Maint-Kleen	FM02	L6	June 1, 2028

The tendering limit for projects in the public sector is determined by one’s qualified grade under the CRS.

The tendering limits under the FM01 are as follows:

Tendering limit	M1	M2	M3	M4
(S$ million)
From April 1, 2020	Unlimited	30	10	1

The tendering limits under the FM02 to FM04 Workheads are as follows:

Tendering limit	Single grade	L6	L5	L4	L3	L2	L1
(S$ million)
July 1, 2023 to June 30, 2024	Unlimited	Unlimited	16	8	5	1.6	0.80
July 1, 2024 to June 30, 2025	Unlimited	Unlimited	16	8	5	1.6	0.80
July 1, 2025 to June 30, 2026	Unlimited	Unlimited	16	8	5	1.6	0.80

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

In this regard, certain of our subsidiaries have obtained a contract for insurance in accordance with WICA, with the current term for most subsidiaries covering at least up until March 31, 2026.

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

There are various employment passes available for foreign workers, namely, “Work Permits”, “S Passes” and “Employment Passes”. While there is no minimum qualifying salary for Work Permit holders, the minimum qualifying salary for S Pass holders (who are not in the financial services sector) is currently S$3,150 and for Employment Pass holders (who are not in the financial services sector) it is currently S$5,600.

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

Employment of Foreign Workers in the Services Sector

A company that wishes to employ foreign employees from non-traditional source countries for conservancy cleaning services would have to first submit a completed prior approval form to the Work Pass Division of the MOM, and such prior approval form has to be endorsed by the supporting town council. Once the prior approval has been issued, the cleaning company may then proceed to submit a new work permit application for each NTS foreign employee. As of March 31, 2025, we employed 274 workers from Bangladesh across 13 projects under such approval.

An employer is also required to place a S$5,000 security bond for each non-Malaysian work permit holder it wishes to employ. The bond is in the form of a banker’s or insurance guarantee to support the security bond. It is used to ensure that both the employer and the foreign employee comply with the conditions of the work permit. The employer is not permitted to ask the foreign employee to pay for the bond, and the bond must be purchased before the foreign employee arrives in Singapore.

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

As of the date of this prospectus, My All Services does not have and has not applied for the MDTCL approval under the Guidelines to supply cleaning services in Malaysia. Without the MDTCL approval, My All Services may not be able to apply for or renew any work permits for any foreign employees, or apply for or renew its business premise and signage license.

As of the date of this prospectus, My All Services has not employed any foreign employees in Malaysia and does not currently require a business premise and signage license from any local authorities under the LGA as it does not operate its cleaning service business from any business premises.

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

We are an established facilities and stewarding services provider in the public and private sectors. We operate primarily in Singapore which operations contributed approximately $74.0 million or 99.6% and $72.0 million or 99.3% of our total revenue for FY 2025 and FY2024, respectively, with the remainder from our operations in Malaysia and sales of products.

Concentration of Risk

Substantially all of our revenue was derived from our operations in Singapore and a substantial portion of our revenue was derived from our facilities services operations (approximately $58.6 million or 78.8% during FY 2025 and   $56.0 million or 77.2% during FY 2024). Any adverse circumstances affecting the Singapore market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incidents may adversely affect our business, financial condition, results of operations and prospects. Any downturn in our industry that results in any postponement, delay or cancellation of our contracts or in any delay in recovery of our receivables is likely to have an adverse effect on our business and profitability.

For the year ended March 31, 2025, one customer accounted for 15.5% of our total revenue and one customer accounted for 21.1% of our accounts receivable.

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

Revenue Recognition

The Company recognizes revenue in accordance with FASB Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”). The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contract(s), which include (1) identifying the contract or agreement with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. If an entity has a right to invoice a customer for an amount that corresponds directly with performance, it may recognize revenue in the amount invoiced.

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

A.	Operating Results

Fiscal Year Ended March 31, 2025 and 2024

The following discussion summarizes our operating results for FY 2025 compared to FY 2024.

	Year Ended March 31,		Change
(thousand dollars)	2025	2024	Dollars	Percentage
Revenue	$74,349	$72,524	$1,825	2.5%

Direct Costs and Expenses
Depreciation and amortization	(910)	(925)	15	(1.6)%
Employee benefit expense – Salaries	(39,378)	(41,827)	2,449	(5.9)%
Employee benefit expenses – Other	(9,127)	(9,331)	204	(2.2)%
Subcontractor charges	(2,789)	(2,697)	(92)	3.4%
Other expense	(4,619)	(5,135)	516	(10.0)%
	(56,823)	(59,915)	3,092	(5.2)%
General and administrative Expenses
Depreciation and amortization	(3,071)	(2,945)	(126)	4.3%
Employee benefit expense – Salaries	(7,133)	(5,420)	(1,713)	31.6%
Consultancy and other professional fees	(3,015)	(1,923)	(1,092)	56.8%
Other expense	(2,957)	(2,872)	(85)	3.0%
	(16,176)	(13,160)	(3,016)	22.9%
Goodwill impairment	(291)	-	(291)	100.0%
Sales and marketing expenses	(2,007)	(2,231)	224	(10.0)%
Interest expense	(789)	(1,145)	356	(31.1)%
Income tax (expense) benefit	(456)	493	(949)	(192.5)%
Other operating (expense) income, net	(27)	211	(238)	(112.8)%
Net loss	$(2,220)	$(3,223)	$1,003	(31.1)%

Discussion For the Fiscal Years Ended March 31, 2025 and 2024

Revenue

The Company’s revenues for FY 2025 and FY 2024 were approximately $74.3 million and $72.5 million, respectively, representing an increase of approximately 2.5%.

(thousand dollars)	For the Years Ended March 31,
Revenue by category	2025	2024
Facilities services	$58,594	$56,016
Stewarding services	8,354	10,156
Cleaning services to offices (tenancy)	7,089	5,870
Total service revenues from Singapore	74,037	72,042
Other service revenues from Malaysia	-	53
Revenue by product – Other product	312	429
	$74,349	$72,524

Revenue from facilities services increased from approximately $56.0 million for FY 2024 to approximately $58.6 million for FY 2025. The increase was mainly driven by (i) new customers from commercial office during the reporting period and (ii) increase in revenue from Singapore Changi Airport as we commenced our service for the airside of Singapore Changi Airport on November 1, 2023.

Revenue from stewarding services decreased from approximately $10.2 million for FY 2024 to approximately $8.4 million for FY 2025. The decrease was result from the increase in marketing competition in such segment.

Revenue from cleaning services to offices increased from approximately $5.8 million for FY 2024 to approximately $7.1 million for FY 2025. The increase was mainly due to businesses encouraging their employees to return to office instead of working remotely, resulted increasing in demand of cleaning services.

Direct costs and expenses

Direct costs and expenses for FY 2025 and FY 2024 were approximately $56.8 million and $59.9 million, respectively, representing an approximate decrease of 5.2%. Labor costs contributed approximately 85.4% and 85.4% of our direct costs for FY 2025 and FY 2024, respectively, amounting to approximately $48.5 million and $51.2 million, respectively, where employee benefit expense — salaries was the largest component of labor costs for both years. Approximately $4.1 million and $2.6 million in Singapore government grants were netted against our direct costs and expenses in FY 2025 and FY 2024, respectively. The decrease of direct costs and expenses was driven by the following items.

Depreciation and amortization

Depreciation and amortization charges relating to direct costs remained stable for FY 2025 and FY 2024, were approximately $910,000 and $925,000, respectively, representing an approximate decrease of 1.5% year over year.

Employee benefit expense — Salaries

Employee benefit expenses were approximately 85.4% and 85.4% of our direct costs for FY 2025 and FY 2024, respectively. Employee benefit expense mainly represents salaries, contributions to provident fund and allowances paid to employees, of which salaries accounted for the largest portion of employee benefit expenses. Salaries relating to direct costs and expenses for FY 2025 and FY 2024 were approximately $39.4 million and $41.8 million, respectively, representing an approximate decrease of 5.9%. Despite the increase minimum wages under the Progressive Wage Model (“PWM”) which resulted in increase in labor costs, government grants received has increased by approximately $1.5 million from $2.6 million in FY 2024 to $4.1 million in FY 2025. Such government grants were netted against our Employee benefit expense — Salaries under direct costs and expenses in FY 2025 and FY 2024 respectively.

Subcontractor charges

Subcontractor charges for FY 2025 and FY 2024 were approximately $2.8 million and $2.7 million, respectively, representing an approximate increase of 3.4%.

General and Administrative expenses

General and administrative expenses for FY 2025 and FY 2024 were approximately $16.2 million and $13.2 million, respectively, representing an approximate increase of 22.9%. Approximately $0.3 million and $0.1 million of government grants were set-off against our general and administrative expenses in FY 2025 and FY 2024, respectively. The increase in our general and administrative expenses was explained by the following items.

Depreciation and amortization

Depreciation and amortization charges relating to general and administrative expenses for FY 2025 and FY 2024 were approximately $3.1 million and $2.9 million, respectively, representing an approximate increase of 6.9%. Such increase was driven by additional depreciation on right-of use assets.

Employee benefit expense — Salaries

Employee benefit expense mainly represents salaries, contribution to provident fund and allowances paid to employee, which salaries accounted for the majority portion of employee benefit expenses. Salaries relating to general and administrative expenses for FY 2025 and FY 2024 were approximately $7.1 million and $5.4 million, respectively, representing an approximate increase of 31.6%. The increase was result from salary adjustment to back-office staff to align salaries with the current market rates.

Consultancy and other professional fees

Other professional fees for FY 2025 and FY 2024 were approximately $3.1 million and $1.9 million, respectively, representing an approximate increase of 56.8%. The increase mainly resulted from engagement of consultants and professionals post IPO.

Sales and Marketing Expenses

Sales and marketing expenses mainly represent advertising expenses; such charges for FY 2025 and FY 2024 were approximately $2.0 million and $2.2 million, respectively, representing an approximate decrease of 10.0%.

Other operating (expense) income, net

Other operating income, net mainly represent rental income and interest income, they are partly off-set by other operating expenses such as trademark and license fees and fees to other information technology services providers. Other operating expense, net, for FY 2025 were approximately $27,000 and Other operating income, net, for FY 2024 were approximately $211,000. Such change was mainly resulted decrease in grants and other income.

Interest expense

Interest expense mainly represent interest on bank borrowings and lease liabilities; such charges for FY 2025 and FY 2024 were approximately $789,000 and $1.1 million, respectively, representing an approximate decrease of 31.1%. Such decrease was driven by increase in interest rate.

Income tax (expense) benefit

Income tax expense was approximately $456,000 for FY 2025, mainly represents reversal of tax payable to the government of Singapore. Income tax benefit was approximately $493,000 for FY 2024, mainly represent reversal of deferred tax in respect of amortization of intangible assets during the period.

Discussion For the Fiscal Years Ended 31 March, 2025 and 2024

Liquidity and Capital Resources

The Group and a registered financial institution under the Monetary Authority of Singapore (the “Lender”) are parties to a temporary bridge loan dated October 21, 2020 (supplemented May 5, 2021, August 3, 2021, July 26, 2022 and October 25, 2024). The aggregate amount of this loan outstanding at March 31, 2024 is approximately $0.9 million (S$1.3 million).

The Group and the Lender are parties to four overdraft facilities dated August 6, 2019; July 14, 2022 (supplemented October 30, 2024), July 20, 2022 and October 17, 2024, respectively. The aggregate amount of the overdraft facilities is approximately $6.5 million (S$8.7 million), of which $5.4 million (S$7.2 million) was outstanding at March 31, 2025.

These loans bear interest at a rate that ranges from 2.0% to 5.5% per annum. These loans and are secured by debentures over assets and several guarantees from Sapphire Universe, certain Executive Officers and one or more Major Shareholders for an unlimited amount. See section titled “Related Party Transactions”.

We are a party to a “with recourse” receivable purchase facility dated July 20, 2018 (supplemented September 28, 2021 and August 15, 2022; and replaced September 27, 2024) and July 23, 2020 (supplemented August 18, 2022 and September 5, 2024) with the Lender pursuant to which Primech A & P and Maint-Kleen agreed to sell to the Lender, and the Lender agreed to purchase from the subsidiary, certain receivables owing from customers. All amounts due under the terms of the Facility, totaling up to approximately $5.2 million (S$7.0 million), are guaranteed by security over receivables; debentures over assets and several personal guarantees for an unlimited amount. The outstanding balance under this loan at March 31, 2025 was approximately $1.5 million (S$2.1 million). See section titled “Related Party Transactions”. We pay a discount charge calculated based on 1.5% p.a. over three months bank’s Costs of Fund on the outstanding gross amount of accounts receivable factored.

The Group and the Lender are parties to a business property financing facility dated March 30, 2021 (supplemented February 10, 2023 and November 6, 2024) in relation to our acquisition of the properties located at 23 Ubi Crescent and 25 Ubi Crescent, Singapore. The purchase price is approximately $6.7 million consisted of cash consideration of approximately $1.7 million and a loan obtained from the Lender of approximately $5.0 million (S$6.8 million) and the outstanding balance of this loan at March 31, 2025 was approximately $4.3 million (S$5.8 million). This facility is secured by several personal guarantees. See section titled “Related Party Transactions”.

Primech A&P is required to maintain, during the term of the financing agreements relating to each of these facilities, a minimum adjusted tangible net worth of $7.0 million (SGD 10.0 million), and a gearing ratio, defined as to the ratio of total bank debt to tangible net worth of not more than 2.2. As of March 31, 2025, we are complying of the financial covenants.

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. For FY 2025, the Company recorded net loss of approximately $2.2 million and cash provided by operating activities of approximately $7.4 million. We received approximately $4.5 million and $2.8 million in Singapore government grants which were netted against our direct costs and expenses, general and administrative expenses and other operating income in FY 2025 and FY 2024, respectively. These government subsidies were received from government authorities in Singapore, and were primarily used to offset wage costs, and are recorded as a reduction to associated wage costs in cost of revenue and general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income.

Notwithstanding the receipt of the government subsidies received during FY 2025, management believes that with its balances of cash of approximately $10.1 million, working capital of approximately $8.1 million and approximately $4.8 million of available loans or overdraft facilities at March 31, 2025, our liquidity is sufficient to fund operations for at least one year from the date the Group’s March 31, 2025 financial statements are issued.

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

Cash Flows — Operating Activities

We generated approximately $16.5 million more cash in operating activities during the year ended March 31, 2025 than we did during the year ended March 31, 2024. The increase in cash provided by continuing operating activities mainly resulted from the decrease in accounts receivable and prepaid expenses and other current assets as we are utilising service from vendor that was prepaid in FY 2024.

We used approximately $5.9 million more cash in operating activities during the year ended March 31, 2024 than we did during the year ended March 31, 2023. The increase in cash used in continuing operating activities mainly resulted from the increase in prepaid expenses and other current assets as we prepaid to our vendor for services.

Cash Flows — Investing Activities

We used approximately $0.2 million more cash in investing activities during the year ended March 31, 2025 than we did during the year ended March 31, 2024. The increase in cash used in investing activities resulting from more acquisition of property and equipment.

We used approximately $0.3 million less cash from investing activities during the year ended March 31, 2024 than we did during the year ended March 31, 2023. The decrease in cash used in investing activities resulting from less acquisition of property and equipment.

Cash Flows — Financing Activities

We used approximately $4.4 million cash in financing activities during the year ended March 31, 2025 as compared to $8.2 million of cash provided by financing activities during the year ended March 31, 2024. The increase in cash used in financing activities resulted from net repayment of bank loans in current period.

We generated approximately $0.2 million more cash from financing activities during the year ended March 31, 2024 than we did during the year ended March 31, 2023. The increase in cash from financing activities resulted from net proceeds from issue of new shares for the IPO and partly offset by less new bank loans utilized and increase in repayment of bank loans in the period.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Mr. Kin Wai Ho	49	Chief Executive Officer and Director
Mr. Yew Jin Sng	76	Senior Vice President, Business Development and Director
Mr. Hansel Loo	45	Senior Vice President, Operations
Mr. Khazid bin Omar	60	Senior Vice President, Corporate Services
Ms. Kit Yu Lee	39	Chief Financial Officer
Mr. William Mirecki	55	Independent Director
Mr. William Yuen	58	Independent Director
Dr. Kai Yue Jason Chan	51	Independent Director

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

Mr. William Yuen has served as our independent director since October 2023. Mr. Yuen is currently the company secretary of Kong Shum Smart Management Group (Holdings) Limited, a company listed on the Hong Kong Stock Exchange (HKEX: 8181). From November 2018 to October 2024, he was an independent director and the chairman of the audit committee of Weidai Ltd., a company listed on the over-the-counter market in the United States (OTC symbol: WEIDY) (formerly listed on the New York Stock Exchange (NYSE symbol: WEI)). Mr. Yuen has held various leadership positions in publicly listed companies in Hong Kong, including board member, chief financial officer, and company secretary. Earlier in his career, he held senior leadership roles in the global capital markets group and the audit and assurance department of Big Four accounting firms in Los Angeles and Hong Kong. Mr. Yuen holds a bachelor’s degree in accounting from the University of Southern California and is a member of the American Institute of Certified Public Accountants and a member of the Hong Kong Institute of Certified Public Accountants. Additionally, Mr. Yuen is a certified public accountant in the state of California and a Chartered Global Management Accountant.

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

B. Compensation

The following table sets forth certain information with respect to compensation for the years ended March 31, 2025 and 2024 earned by or paid to our chief executive officer and chief financial officer (the “named executive officers”).

Name and Principal Position	Year	Fee earned or paid in Cash ($’000)	Base Compensation and bonus ($’000)	Share Awards ($’000)	Option Awards ($’000)	Non-equity Incentive Plan Compensation ($’000)	Change in Pension Value and Nonqualified Deferred ($’000)	All Other Compensation ($’000)	Total ($’000)
Kin Wai Ho	2025	680	-	-	-	-	-	-	680
Chief Executive Officer	2024	485	-	-	-	-	-	-	485

Kit Yu Lee	2025	176	-	-	-	-	-	-	176
Chief Financial Officer	2024	183	-	-	-	-	-	-	183

The following table sets forth certain information with respect to compensation for the years ended March 31, 2025 and 2024 earned by or paid to our directors.

Name and Principal Position	Year	Fee earned or paid in Cash ($’000)	Base Compensation and bonus ($’000)	Share Awards ($’000)	Option Awards ($’000)	Non-equity Incentive Plan Compensation ($’000)	Change in Pension Value and Nonqualified Deferred ($’000)	All Other Compensation ($’000)	Total ($’000)
Kin Wai Ho	2025	680	-	-	-	-	-	-	680
Director	2024	485	-	-	-	-	-	-	485

Yew Jin Sng	2024	177	-	-	-	-	-	-	177
Director	2024	116	-	-	-	-	-	-	116

William Mirecki	2025	45	-	20	-	-	-	-	65
Director	2024	23	-	-	-	-	-	-	23

William Yuen	2025	65	-	20	-	-	-	-	85
Director	2024	33	-	-	-	-	-	-	33

Kai Yue Jason Chan	2025	45	-	20	-	-	-	-	65
Director	2024	23	-	-	-	-	-	-	23

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

Code of Business Conduct and Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

We adopted (i) a code of business conduct and ethics; (ii) Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions; and (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). We intend to disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

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

Employment of Foreign Manpower Act 1990 of Singapore

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

Mr. Kin Wai Ho and Ms. Kit Yu Lee obtained valid work passes for Primech A&P effective in October 2020 which expired in October 2022 and were subsequently renewed to be effective up to October 2024. Thereafter, Mr. Kin Wai Ho and Ms. Kit Yu Lee obtained valid work passes for Primech Holdings Ltd which expire in September 2026. In January 2025, Ms. Kit Yu Lee obtained Singapore permanent residency.

Mr. Kin Wai Ho has been based in Singapore since August 2021. During this period, Mr. Kin Wai Ho is also a director of Primech Holdings Ltd and HomeHelpy. Ms. Kit Yu Lee was based in Singapore between October 2020 to December 2020. During the abovementioned period, Ms. Kit Yu Lee also held (and continues to hold) directorships in Maint-Kleen and Acteef Cleaning. Such statutory directorships in other entities, including affiliates, are considered to be alternate employment under the EFMA, and should have required Letters of Consent from MOM. As such, Mr. Kin Wai Ho and Ms. Kit Yu Lee were in technical breach of the EFMA in their individual capacity for being in employment of an employer without a valid work pass.

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

We are permitted to follow certain corporate governance rules that conform to Singapore requirements in lieu of many of the Nasdaq corporate governance rules. We have elected to follow Singapore home country governance practice in lieu of Nasdaq Rule 5635(d) in connection with capital raising transactions contemplated to be undertaken utilising the Company’s effective “shelf” registration statement on Form F-3 registration statement filed with the Securities and Exchange Commission on November 29, 2024 and was declared effective by the SEC on December 9, 2024, since such transactions may constitute a 20% Issuance. Save except for the foregoing, we intend to comply with the rest of Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

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

	Ordinary shares beneficially owned
	Shares Beneficially Owned	%
Directors and Executive Officers: (1)
Mr. Kin Wai Ho(2)	20,024,000	52.12%
Mr. William Mirecki	25,317	0.07%
Mr. William Yuen	25,317	0.07%
Dr. Kai Yue Jason Chan	25,317	0.07%
Mr. Khazid bin Omar	—	—
Mr. Hansel Loo	—	—
Mr. Yew Jin Sng	—	—
Ms. Kit Yu Lee	—	—
Directors and Executive Officers as a group	20,099,951	52.32%

Principal Shareholders: (1)
Sapphire Universe(2)	31,287,500	81.44%
Mr. Kin Wai Ho(2)	20,024,000	52.12%

Mr. Cyrus Jun Ming Wen(2)	11,263,500	29.32%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 23 Ubi Crescent, Singapore 408579.
(2)	Sapphire Universe is owned by Bright Oracle Limited, Oriental Unicorn Limited and Shining Valkyrie Development Limited which hold 15.5%, 48.5% and 36%, respectively, of the outstanding shares of Sapphire Universe. Mr. Kin Wai Ho owns and controls Bright Oracle Limited and Oriental Unicorn Limited. As such, Mr. Kin Wai Ho is deemed to beneficially own 4,849,560 Shares held through Bright Oracle Limited and is deemed to beneficially own 15,174,440 Shares held through Oriental Unicorn Limited. Shining Valkyrie Development Limited is a wholly-owned subsidiary of Delight Treasure Holdings Limited. Mr. Cyrus Jun Ming Wen owns and controls Delight Treasure Holdings Limited. As such, Mr. Cyrus Jun Ming Wen is deemed to beneficially own 11,263,500 Shares held through Shining Valkyrie Development Limited. The registered address for Sapphire Universe is 3rd Floor, J & C Building, P.O. Box 933, Road Town, Tortola, British Virgin Islands, VG1110.

As of the date of this annual report, approximately 11.1%   of our issued and outstanding Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders).

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

Primech A&P entered into a business property financing facility dated March 30, 2021, and supplemented on February 10, 2023 and August 11, 2023, with the Lender in an aggregate amount of approximately $5.0 million (S$6.7 million). This facility was drawn down on April 1, 2021 that matures in April 2041. Each of Ho Kin Wai, the Chairman of our Company, Kwek Jin Ngee Vernon, a Major Shareholder, and Yew Jin Sng, our Senior Vice President of Business Development, provided a personal guarantee to the Lender, the Company and Sapphire Universe provided a corporate guarantee to the Lender in connection with this facility.

Primech Services & Engrg entered into a temporary bridging loan dated October 21, 2020, with the Lender in an aggregate amount of approximately $3.7 million (S$5.0 million), that matures in March 2026. After the amalgamation of A & P Maintenance and Primech Services & Engrg, Primech A&P entered into four supplemental letters with the Lender on May 5, 2021, August 3, 2021, July 26, 2022 and October 25, 2024, respectively. Each of Ho Kin Wai, Kwek Jin Ngee Vernon, and Yew Jin Sng provided a personal guarantee to the Lender in connection with this temporary bridging loan.

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

Primech Services & Engrg entered into a recourse receivables purchase facility agreement dated July 20, 2018, with the Lender in an aggregate amount of approximately $3.0 million (S$4.0 million). After the amalgamation of A & P Maintenance and Primech Services & Engrg, Primech A&P entered into a supplemental letter with the Lender on September 28, 2021 pursuant to which this facility was increased to approximately $6.0 million (S$8.0 million), a second supplement letter dated August 15, 2022 and a third supplemental letter dated September 3, 2024, pursuant to which this facility was reduced to approximately $4.5 million (S$6.0 million). Each of Ho Kin Wai, Kwek Jin Ngee Vernon, and Yew Jin Sng, provided a personal guarantee to the Lender in connection with this recourse receivables purchase facility.

Maint-Kleen entered into a recourse receivables purchase facility agreement dated June 5, 2020 and supplemented on July 27, 2020 and August 18, 2022, with the Lender in an aggregate amount of approximately $1.3 million (S$1.8 million). A third supplemental letter dated September 5, 2024, pursuant to which this facility was reduced to approximately $750,000 (S$1.0 million). Each of Ho Kin Wai and Kwek Jin Ngee Vernon provided a personal guarantee to the Lender and the Company and Sapphire Universe Holdings Limited provided a corporate guarantee to the Lender in connection with this recourse receivables purchase facility.

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

Primech A&P entered into a term loan banking facility agreement dated June 28, 2022, with the Lender in an aggregate amount of approximately $1.0 million (S$1.4 million), and supplemented on October 30, 2024. Each of Ho Kin Wai, Kwek Jin Ngee Vernon and Yew Jin Sng provided a personal guarantee to the Lender and Sapphire Universe Holdings Limited provided a corporate guarantee to the Lender in connection with this term loan banking facility.

Primech A&P entered into an overdraft, guarantee and corporate credit card facility agreement dated July 26, 2022, and supplemented on February 10, 2023 and July 28, 2023, with the Lender in an aggregate amount of approximately $7.8 million (S$10.4 million). The aggregate amount under this facility agreement will be revised to an aggregate amount of approximately $6.0 million (S$8.0 million) after November 25, 2022. Each of Ho Kin Wai, Kwek Jin Ngee Vernon and Yew Jin Sng provided a personal guarantee to the Lender and Sapphire Universe Holdings Limited provided a corporate guarantee to the Lender in connection with this overdraft, guarantee and corporate credit card facility agreement. This facility has been replaced by the new overdraft facility agreement dated October 17, 2024 which Primech A&P entered into with the Lender, as detailed below.

Maint-Kleen entered into an overdraft facility agreement dated July 14, 2022 and supplemented on October 30, 2024, with the Lender in an aggregate amount of approximately $0.37 million (S$0.5 million). Each of Ho Kin Wai and Kwek Jin Ngee Vernon provided a personal guarantee to the Lender and each of Primech A&P and Sapphire Universe Holdings Limited provided a corporate guarantee to the Lender in connection with this overdraft facility.

Princeston entered into an overdraft facility agreement dated July 20, 2022, with the Lender in an aggregate amount of approximately $0.15 million (S$0.2 million). No security has been provided in respect of this facility agreement.

Primech A&P entered into a term loan banking facility agreement dated December 28, 2022, with the Lender in an aggregate amount of approximately $0.3 million (S$0.4 million), and supplemented on October 30, 2024. Each of Ho Kin Wai, Kwek Jin Ngee Vernon and Yew Jin Sng provided a personal guarantee to the Lender and Sapphire Universe Holdings Limited provided a corporate guarantee to the Lender in connection with this term loan banking facility.

Primech A&P entered into an overdraft, trade finance, guarantee and corporate credit card facility agreement dated October 17, 2024, with the Lender in an aggregate amount of approximately $6.0 million (S$8.0 million). Each of Ho Kin Wai, Kwek Jin Ngee Vernon and Yew Jin Sng provided a personal guarantee to the Lender and the Company and Sapphire Universe Holdings Limited provided a corporate guarantee to the Lender in connection with this overdraft, trade finance, guarantee and corporate credit card facility agreement.

Primech AI entered into a import finance facility agreement dated October 17, 2024 with the Lender in aggregate amount of approximately 0.4 million (S$0.5 million). Each of Ho Kin Wai and Kwek Jin Ngee Vernon provided a personal guarantee to the Lender and the Company and Primech A&P provided a corporate guarantee to the Lender in connection with this import finance facility agreement.

Primech AI entered into a term loan facility agreement dated October 17, 2024 with the Lender in aggregate amount of approximately 0.4 million (S$0.5 million). Each of Ho Kin Wai and Kwek Jin Ngee Vernon provided a personal guarantee to the Lender and the Company and Primech A&P provided a corporate guarantee to the Lender in connection with this term loan facility agreement. The facility shall be repaid no later than thirty-six months from the date of the utilization of the facility. Primech AI made the first drawdown in February 2025.

Indemnities Issued to Insurance Providers

As at March 31, 2025, 2024 and 2023, Kwek Jin Ngee Vernon, an indirect Major Shareholder, Yew Jin Sng, our Senior Vice President of Business Development, and Hansel Loo, our Senior Vice President of Operations, each provided a personal guarantee in favor of the relevant providers for certain indemnities amounting to approximately $6.4 million (S$8.6 million), $6.2 million (S$8.4 million) and $4.5 million (S$6.0 million) the relevant insurance provider for performance bonds in respect of service contracts to customers undertaken by the Group.

Contingent Consideration

As of March 31, 2023 and March 31, 2022, contingent consideration of approximately $791,000 (S$ 1,050,000) was outstanding and payable to Mr. Hansel Loo, in connection with the acquisition of Maint-Kleen. Mr. Loo is an officer of the Company and former 100% shareholder of Maint-Kleen. Contingent consideration is included in accounts payable in the Company’s consolidated balance sheets as of March 31, 2023 and fully settled during the year ended March 31, 2024.

Share-based compensation

During the year ended March 31, 2025, the Company issued (i) 75,951 ordinary shares to members of the board of directors at $0.79 per share, shares were valued at $60,000; and (ii) 292,036 ordinary shares to Zhang Youwei, an employee of the subsidiaries and a 49% shareholder of Primech AI Pte. Ltd. at $0.71 per share, shares were valued at $207,345.

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

The corporate tax rate in Singapore is currently 17%. From YA 2020 onwards, three-quarters of a company’s first S$10,000 of normal chargeable income, and half of its next S$190,000 of normal chargeable income, are exempt from corporate tax.

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

Gains on Disposal of our Shares

Singapore does not impose tax on capital gains. However, gains considered to be in the nature of capital made from the sale of our shares will be taxable in Singapore to the extent that they fall within the ambit of Section 10L of the Income Tax Act 1947 of Singapore.

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

The Group relies on bank borrowings as a significant source of liquidity. As at March 31, 2025, the Group has available unutilized facilities of approximately $3.7 million, including $1.1 million unutilized bank overdraft facilities. Management monitors the utilization of bank borrowings regularly.

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

We received net proceeds of approximately $9.5 million after the deduction of approximately $2.7 million of offering costs. As of the date of this annual report, we have partially utilized the net proceeds for (i) growing our business through expanding our range of services and expanding our operations locally and regionally; (ii) marketing and promotional activities, including project for re-branding; (iii) establishing our team of software developers, programmers, and engineers to build our own robots; and (iv) working capital and other general corporate purposes.

Item 15. CONTROLS AND PROCEDURES

Management’s Report on Internal Controls Over Financial Reporting

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are designed to ensure that information required to be disclosed in our reports under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

We carried out an evaluation under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d- 15(e) under the Exchange Act) as of the period covered by this Annual Report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of March 31, 2025.

Management’s Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive and principal financial officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2025. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2025.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Weinberg & Company P.A., our independent registered public accounting firm for the periods indicated:

Weinberg & Company P.A.

	For the Fiscal Years Ended March 31,
(thousand dollar)	2025	2024	2023
Audit fees(1)	$235	$204	$200
Audit-Related fees	89	150	218
Tax fees	-	-	-
All other fees(2)	-	-	-
Total	$324	$354	$418

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2023.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

As a Singapore company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Stock Market listing rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the Nasdaq Capital Market. Nasdaq Stock Market listing rule 5635 generally provides that shareholder approval is required for U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) issuances in connection with the acquisition of the stock or assets of another company if upon issuance the issued shares will equal to 20% or more of the number of shares or voting power outstanding prior to the issuance, or if certain specified persons have a 5% or greater interest in the assets or company to be acquired (Rule 5635(a)); (ii) issuances or potential issuances that will result in a change of control (Rule 5635(b)); (iii) issuances in connection with equity compensation arrangements (Rule 5635(c)); and (iv) 20% or greater issuances in transactions other than public offerings, as defined in the Nasdaq rules (Rule 5635(d)). Notwithstanding this general requirement, Nasdaq Stock Market listing rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. Singapore does not require shareholder approval prior to any of the foregoing types of issuances, provided that the directors of the company have obtained the approval of the shareholders of the Company to exercise the power of the Company to issue shares in accordance with section 161 of the Companies Act. We have elected to follow Singapore home country governance practice in lieu of Nasdaq Rule 5635(d) in connection with capital raising transactions contemplated to be undertaken utilising the Company’s effective “shelf” registration statement on Form F-3 registration statement filed with the Securities and Exchange Commission on November 29, 2024 and was declared effective by the SEC on December 9, 2024, since such transactions may constitute a 20% Issuance. Save except for the foregoing, we intend to comply with the rest of Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

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

We are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our Group, including our business strategy, results of operations, or financial condition. Refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry — Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry — We could incur substantial costs as a result of data protection concerns or IT systems disruption or failure.”

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

PRIMECH HOLDINGS LIMITED AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Consolidated Financial Statements for the Fiscal Years Ended March 31, 2025 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Primech Holdings Limited and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Primech Holdings Limited and Subsidiaries (collectively, the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

July 24, 2025

Primech Holdings Limited and Subsidiaries
Consolidated Balance Sheets
(in thousands except share data, U.S. dollars)

	As of March 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$10,145	$7,648
Accounts receivable, net (including unbilled receivable of $3,520 and $4,068)	15,633	18,452
Government subsidies receivable	1,485	1,368
Prepaid expenses and other current assets	1,700	3,810
Inventories	44	55
Total current assets	29,007	31,333

Non-current assets
Property and equipment, net	9,686	10,082
Right of use assets	2,114	3,406
Goodwill	391	667
Intangible assets, net	2	21
Total assets	$41,200	$45,509

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued expenses	$10,330	$9,406
Notes payable-current portion	8,481	11,277
Lease liabilities-current portion	1,595	2,059
Income tax liabilities	461	-
Total current liabilities	20,867	22,742

Non-current liabilities
Notes payable-long term	4,331	5,705
Lease liabilities-long term	1,068	1,752
Deferred tax liability	255	251
Total liabilities	26,521	30,450

Commitments and contingencies

Shareholders’ Equity
Common Stock, 38,417,987 and 35,550,000 shares issued and outstanding as of March 31, 2025 and 2024, respectively,	23,961	22,193
Additional paid-in capital	924	924
Accumulated other comprehensive income	995	923
Accumulated deficit	(10,991)	(9,049)
Total Primech Holdings Limited shareholders’ equity	14,889	14,991

Non-controlling interests	(210)	68
Total shareholders’ equity	14,679	15,059
Total liabilities and shareholders’ equity	$41,200	$45,509

The accompanying notes are an integral part of these consolidated financial statements.

Primech Holdings Limited and Subsidiaries
Consolidated Statements of Operations and other Comprehensive Loss
(in thousands except share and per share data, U.S. dollars)

	For the Years Ended March 31,
	2025	2024
Revenues
Revenues, net	$74,349	$72,524

Operating costs and expenses
Cost of revenue (net of $4,148 and $2,550 of government subsidies)	56,823	59,915
General and administrative expenses (net of $318 and $68 of government subsidies)	16,176	13,160
Sales and marketing expenses	2,007	2,231
Goodwill impairment	291	—
Total operating costs and expenses	75,297	75,306
Loss from operations	(948)	(2,782)
Other operating (expense) income, net (includes $8 and $202 of government subsidies)	(27)	211
Interest expense	(789)	(1,145)
Loss before income taxes	(1,764)	(3,716)
Income tax (expense) benefit	(456)	493
Net loss	(2,220)	(3,223)
Loss (gain) attributable to non-controlling interests	278	(16)
Net loss attributable to Primech Holdings Limited	(1,942)	(3,239)
Total foreign currency translation adjustment	72	(24)
Comprehensive loss	$(1,870)	(3,263)

Earnings loss per share:
Basic and Diluted	$(0.05)	$(0.10)

Weighted average number of ordinary shares outstanding:
Basic and Diluted	37,584,000	33,929,000

The accompanying notes are an integral part of these consolidated financial statements.

Primech Holdings Limited and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
(in thousands except share data, U.S. dollars)

	Common stock		Additional paid in	Accumulated comprehensive	Accumulated	Non- controlling
	Shares	Amount	capital	income	deficit	Interests	Total
Balance as of Apr 1, 2023	32,500,000	12,720	924	947	$(5,810)	$52	$8,833
Issuance of common shares upon closing of initial public offering, net of offering costs	3,050,000	9,473	—	—	—	—	9,473
Net loss	—	—	—	—	(3,239)	16	(3,223)
Foreign currency Translation adjustment	—	—	—	(24)	—	—	(24)
Balance as of March 31, 2024	35,550,000	$22,193	$924	$923	$(9,049)	$68	$15,059
Issuance of common shares for services	2,792,036	1,708	—	—	—	—	1,708
Issuance of common shares to board of directors	75,951	60					60
Net loss	—	—	—	—	(1,942)	(278)	(2,220)
Foreign currency Translation adjustment	—	—	—	72	—	—	72
Balance as of March 31, 2025	38,417,987	$23,961	$924	$995	$(10,991)	$(210)	$14,679

The accompanying notes are an integral part of these consolidated financial statements.

Primech Holdings Limited and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands except share data, U.S. dollars)

	For the Years Ended March 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(2,220)	$(3,223)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	1,483	1,640
Amortization of right of use assets	2,479	2,203
Loss (gain) on disposal of property and equipment	1	(13)
Amortization of intangible assets	19	29
Share based payment	1,768	—
Provision for doubtful accounts	31	—
Impairment of Goodwill	291	—

Change in operating assets and liabilities:
Deferred tax liability	—	(454)
Accounts receivable	2,888	(3,330)
Government subsidies receivables	(111)	290
Prepaid expenses & other current assets	2,132	(2,657)
Inventories	11	84
Accounts payable and accrued expenses	879	(1,329)
Operating lease liability	(2,731)	(2,322)
Tax payable	462	—
Net cash provided by (used in) operating activities	7,382	(9,082)

Cash flows from investing activities:
Acquisition of property and equipment	(1,098)	(909)
Proceeds from sale of property and equipment	67	102
Net cash used in investing activities	(1,031)	(807)

Cash flows from financing activities:
Net Proceeds from issue of new shares	—	9,473
Deferred offering costs	—	545
Payment of finance lease liabilities	(126)	(86)
Repayment of bank loans	(159,107)	(3,163)
Proceeds from bank loans	154,846	1,412
Net cash (used in) provided by financing activities	(4,387)	8,181

Net increase (decrease) in cash and cash equivalents	1,964	(1,708)
Effect of exchange rate changes on cash and cash equivalents	533	284
Cash and cash equivalents, beginning of year	7,648	9,072
Cash and cash equivalents, end of year	$10,145	$7,648

Supplemental disclosure of cash flow information
Cash paid for interest	789	1,145
Cash paid for taxes	-	-
Supplemental disclosure of non-cash investing and financing transactions
Acquisition of equipment under finance leases	367	173
Recognition of Right of use assets and liabilities	1,167	2,553

The accompanying notes are an integral part of these consolidated financial statements.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024
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

On March 28, 2024, the company incorporated Primech AI Holdings Limited (“Primech AI Holdings”) and Primech AI Investments Limited (“Primech AI Investments”). PAHL entered into a memorandum of understanding with an independent third party on April 16, 2024, which we will jointly introduce an eco-friendly and fully automatic artificial intelligent-powered toilet cleaning robot. On May 29, 2024, Primech AI Pte. Ltd. was set up, and Primech Holdings Ltd. holds a 51% interest in Primech AI Pte. Ltd. On May 7, 2024, the company incorporated Primech Hong Kong Limited (“Primech HK”).

On May 11, 2023, the Company changed its corporate name to Primech Holdings Ltd., so as to remove the designation “Pte.” which is used only for privately held companies under Singapore law, and adopted a constitution for a public company under Singapore law.

Liquidity

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. For the fiscal year ended March 31, 2025, the Company recorded a net loss of approximately $2,220 and cash provided by operating activities was approximately $7,382. Included in these amounts are government subsidies of approximately $4,474. These government subsidies were received from government authorities in Singapore, and were primarily used to offset wage costs, and are recorded as a reduction to associated wage costs in cost of revenue and general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.

Notwithstanding the receipt of the government subsidies, management believes that its March 31, 2025, balances of cash of approximately $10,145, working capital of approximately $8,140 and approximately $3,674 of available loans or overdraft facilities are sufficient to fund operations for at least one year from the date the Company’s March 31, 2025, financial statements are issued. The amount and timing of future cash requirements will depend, in part, on the Company’s operating profitability. The Company may seek to raise additional debt and/or equity capital to fund future operations and strategic initiatives, but there can be no assurances that the Company will be able to secure such additional financing in the amounts necessary to fully fund its operating requirements on acceptable terms, or at all. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “PMEC” on October 10, 2023. The amount and timing of future cash requirements will depend, in part, on the Company’s operating profitability. The Company may seek to raise additional debt and/or equity capital to fund future operations and strategic initiatives, but there can be no assurances that the Company will be able to secure such additional financing in the amounts necessary to fully fund its operating requirements on acceptable terms, or at all.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024
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

As of March 31, 2025, PHL has eight wholly-owned subsidiaries, Primech A&P, Acteef Cleaning, HomeHelpy Singapore Pte. Ltd, Maint-Kleen, My All Services Sdn Bhd, Princeston, Primech AI and Primech HK; one 80% owned subsidiary, CSG; and two 51% owned subsidiaries, Primech AI Investments and Primech AI Pte. Ltd. All intercompany amounts and transactions have been eliminated in consolidation. All subsidiaries are entities incorporated under the laws of Singapore, except for My All Services which was incorporated in Malaysia and Primech AI and Primech AI Investments which were incorporated in British Virgin Islands.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and if deemed appropriate, those estimates are adjusted. Significant estimates include those related to assumptions used in valuing reserves of uncollectible accounts receivable, assumptions in recording of receivables from government subsidies, assumptions used in valuing equity instruments issued for services, impairment testing of goodwill and other long-term assets, the valuation allowance for deferred tax assets, and accruals for potential liabilities.

Revenue recognition

The Company recognizes revenue in accordance with Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) 606, Revenue from Contract with Customers (ACS 606). The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contract(s), which include (1) identifying the contract or agreement with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. If an entity has a right to invoice a customer for an amount that corresponds directly with performance, it may recognize revenue in the amount invoiced.

The Company provides certain services under contracts that bill customers based agreed-upon rates. For these contracts, the Company has a right to invoice the customer in an amount that corresponds directly with the value to the customer of the Company’s performance completed to date. Accordingly, the Company applies the practical expedient in ASC 606-10-55-18 and recognizes revenue in the amount to which it has a right to invoice, as this amount corresponds directly with the value delivered to the customer. As such, the Company does not disclose the aggregate amount of the transaction price allocated to unsatisfied performance obligations for these contracts.

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
For the Years Ended March 31, 2025 and 2024
(in thousands except share data, U.S. dollars)

1. Organization and Summary of Significant Accounting Policies (cont.)

For the years ended March 31, 2025 and 2024, a total of approximately $4,171 and approximately $2,820 respectively of subsidies related to income were received that primarily offset various payroll and related costs. In addition, for the years ended March 31, 2025 and 2024 the Company received approximately $320 and approximately $171, respectively, of subsidies related to assets that offset purchases of certain equipment. At March 31, 2025 and 2024, government subsidies receivable totalled approximately $1,485 and approximately $1,368, respectively. There are no unfulfilled conditions or other contingencies related to these subsidies.

Cash and cash equivalents

Our cash and cash equivalents consist of funds held in bank accounts. Cash equivalents are highly-liquid investments with original maturities of three months or less, including money market funds.

We maintain cash balances in Singapore dollars (“SGD”), U.S. Dollars (“USD”), Hong Kong dollars (HKD) and Malaysian Ringgit (“MYR”). The following table, reported in USD, disaggregates our cash balances by currency denomination:

	For the Years Ended March 31,
	2025	2024
Cash denominated in:
SGD	$10,037	$7,443
USD	16	135
MYR	54	70
HKD	38	-
Total	$10,145	$7,648

Accounts receivable

Accounts receivable are recorded at the invoiced amount less an allowance for any uncollectible accounts. Accounts receivable also includes unbilled amounts for which we have performed services for the customer but have not yet invoiced. Accounts receivable at March 31, 2025 and 2024 included unbilled receivables of approximately $3,520 and approximately $4,068, respectively. We regularly evaluate the collectability of trade receivable balances based on a combination of factors such as customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment patterns. If we determine that a customer will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material events impacting its business, a specific reserve for bad debt will be recorded to reduce the related receivable to the amount expected to be recovered. Reserve for uncollectible accounts were approximately $477 and approximately $448 as of March 31, 2025 and 2024, respectively.

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
For the Years Ended March 31, 2025 and 2024
(in thousands except share data, U.S. dollars)

1. Organization and Summary of Significant Accounting Policies (cont.)

Intangible assets

Amortizable identifiable intangible assets are stated at cost less accumulated amortization, and represent customer relationships and customer backlog acquired in business combinations. Customer backlog represents the value of existing firm purchase orders in place at the time of acquisition and are amortized over 3 years. Customer relationships are amortized over 5 years. The Company follows ASC 360 in accounting for intangible assets, which requires impairment losses to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by the assets are less than the assets’ carrying amounts. For the years ended March 31, 2025 and 2024, the Company determined there were no indicators of impairment of its amortizable identifiable intangible assets.

Goodwill

Goodwill is the excess of cost of an acquired entity over the fair value of amounts assigned to assets acquired and liabilities assumed in a business combination. Under the guidance of ASC 350, goodwill is not amortized, rather it is tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. An impairment loss generally would be recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit and would be measured as the excess carrying value of goodwill over the derived fair value of goodwill. The Company’s policy is to perform an annual impairment testing for its reporting units on March 31, of each fiscal year. For the year ended March 31, 2025, the Company determined there was an impairment charge of approximately $291 related to the recorded Goodwill relating to its acquisition of CSG. For the year ended March 31, 2024, the Company determined there was no impairment of its remaining recorded Goodwill.

Impairment of long-lived assets

Long-lived assets primarily include property and equipment and intangible assets. In accordance with the provision of ASC 360, the Company generally conducts its annual impairment evaluation to its long-lived assets, usually in the fourth quarter of each year, or more frequently if indicators of impairment exist, such as a significant sustained change in the business climate. The recoverability of long-lived assets is measured at the reporting unit level. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. As of March 31, 2025 and 2024, the Company determined there were no indicators of impairment of its long-lived assets.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024
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

The Company is required to use observable market data if such data is available without undue cost and effort. The Company has no fair value items required to be disclosed as of March 31, 2025 or 2024 under these requirements.

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

Advertising

Costs related to advertising and product promotion expenditures are charged to “Sales and marketing expenses” as incurred. Certain advertising costs are paid in advance and are expensed at the time the advertising occurs. Advertising costs aggregated $2,007 and $ 2,231 for the year ended March 31, 2025 and 2024, respectively.

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
For the Years Ended March 31, 2025 and 2024
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

Earnings per share

Basic earnings per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary shares outstanding and of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended March 31, 2025 and 2024, the Company had no dilutive equity instruments.

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

We used the exchange rates in the following table to translate amounts denominated in non-USD currencies as of and for the periods noted:

	As of March 31,
	2025	2024
Exchange rates at March 31:
SGD:USD	0.75	0.74
HKD:USD	0.13	-
RM:USD	0.22	0.21

	For the Years Ended March 31,
	2025	2024
Average exchange rate during the year ended March 31:
SGD:USD	0.75	0.74
HKD:USD	0.13	-
RM:USD	0.23	0.22

Concentration

For the year ended March 31, 2025, one customer accounted for 15.5% of our total revenue and one customer accounted for 21.1% of our accounts receivable. For the year ended March 31, 2024, one customer accounted for 10.0% of our total revenue and no customer accounted for more than 10% of our accounts receivable.

For the year ended March 31, 2025 and 2024, there were no vendors that accounted for more than 10% of our total operating costs and expenses. At March 31, 2025 and 2024, no vendors accounted for more than 10% of accounts payable.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024
(in thousands except share data, U.S. dollars)

1. Organization and Summary of Significant Accounting Policies (cont.)

Comprehensive Income (loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company’s accumulated other comprehensive income consists of cumulative foreign currency translation adjustments.

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

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure, which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expense categories that are regularly provided to the chief operating decision maker and included in each reported measure of a segment’s profit or loss. The update also requires all annual disclosures about a reportable segment’s profit or loss and assets to be provided in interim periods and for entities with a single reportable segment to provide all the disclosures required by ASC 280, Segment Reporting, including the significant segment expense disclosures. This standard became effective for the Company on April 1, 2024. The adoption of ASU 2023-07 did not have a material impact on the Company’s results of operations, financial position or cash flows.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). ASU 2023-99 is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted. The Company does not expect that the guidance will have a material impact on our financial statements or notes to our financial statements.

In November 2024, FASB issued ASU 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses. The guidance in ASU 2024-03 requires public business entities to disclose in the notes to the financial statements, among other things, specific information about certain costs and expenses including purchases of inventory; employee compensation; and depreciation and amortization expense for each caption on the income statement where such expenses are included. The update is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted, and the amendments may be applied prospectively to reporting periods after the effective date or retrospectively to all periods presented in the financial statements. We are currently evaluating the provisions of this guidance and assessing the potential impact on our financial statement disclosures.

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

Substantially all of our revenue is derived from our operations in Singapore.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024
(in thousands except share data, U.S. dollars)

2. Revenues (cont.)

Disaggregation of Revenue

The following table presents a disaggregation of our revenue by major category

	For the Years Ended March 31,
Revenue by service line	2025	2024
Facilities cleaning services	$58,594	$56,016
Stewarding services	8,354	10,156
Cleaning services for commercial office tenants	7,089	5,870
Total service revenues from Singapore	74,037	72,042
Other cleaning service revenues from Malaysia	-	53
Sales of products	312	429
	$74,349	$72,524

	For the Years Ended March 31,
Revenue by customer category	2025	2024
Facilities cleaning services
Conservancy common areas	12,764	11,325
Commercial	8,527	10,305
Institutional	15,976	17,202
Multi-family residential	4,835	4,201
Hotel	4,175	4,649
Singapore Changi Airport	11,522	7,247
Industrial	540	516
Others	255	571
	58,594	56,016
Stewarding services	8,354	10,156
Cleaning services for commercial office tenants	7,089	5,870
Total service revenues from Singapore	74,037	72,042
Other cleaning service revenues from Malaysia	-	53
Sales of products	312	429
	$74,349	$72,524

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024
(in thousands except share data, U.S. dollars)

3. Accounts receivable

The Company records revenues and costs on a net basis and the related Trade and other receivables and payables amounts on a gross basis. Trade and other receivables, net of provision for doubtful accounts consist of the following:

	As of March 31,
	2025	2024
Accounts receivable	$12,590	$14,832
Unbilled receivables	3,520	4,068
Less: provision for doubtful accounts	(477)	(448)
Accounts receivable, net	$15,633	$18,452

At March 31, 2025 and 2024, provisions for doubtful accounts receivables were approximately $477 and approximately $448, respectively.

4. Property and Equipment

At March 31, 2025 and 2024, property and equipment consisted of the following:

	As of March 31,
	2025	2024
Machinery	$6,988	$6,837
Motor vehicles	1,189	1,086
Office equipment	1,501	1,328
Furniture and fixtures	800	797
Leasehold improvements	813	805
Leasehold property	7,228	7,193
Assets under construction	87	-
	18,606	18,046
Less: accumulated depreciation	(8,920)	(7,964)
Total	$9,686	$10,082

Depreciation expense was approximately $1,483 and approximately $1,640 for the years ended March 31, 2025 and 2024, respectively. During the year ended March 31, 2025 and 2024, the Company disposed of property and equipment with a net asset value of $527 and $107 for proceeds of $67 and $102, respectively.

Primech A&P holds a sixty (60) year leasehold interest in 23 Ubi Crescent Singapore (expiring July 2057) and a sixty (60) year leasehold interest in 25 Ubi Crescent Singapore (expiring July 2057). CSG Industries holds a thirty (30) years interest (expiring in February 2038) in 50 Tuas Avenue 11 #01-22 Tuas Lot Singapore 639107.

5. Prepaid expenses and other current assets

Prepaid expenses and other current assets, net consisted of the following:

	As of March 31,
	2025	2024
Prepaid advertising	$-	$1,019
Deposits	889	1,816
Other prepaid amounts	811	975
Total	$1,700	$3,810

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024
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

As of March 31, 2025, the Company has operating lease agreements for certain of its office facilities, office equipment and workers’ accommodations with remaining lease terms of 1 to 56 months. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company accounts for the lease and non-lease components of its leases as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

The following table sets forth the components of the Company’s lease cost for the year ended March 31, 2025 and 2024.

	March 31,
	2025	2024
Finance lease cost:
Depreciation of asset under finance lease	$123	$68
Interest on lease liabilities (included in interest expense in the statements of operations)	26	34
Total finance lease cost	$149	$102
Operating lease cost:
Amortization of right of use asset (included in general and administrative expenses in the statements of operations)	$2,479	$2,203
Rental expense (included in cost of revenue, and general and administrative expenses in the statement of operations)	390	504
Operating lease cost	$2,869	$2,707

Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$2,731	$2,322
Financing cash flows from finance leases	126	86
Total cash paid for amounts included in measurement of lease liabilities	$2,857	$2,408

The following table sets forth the Company’s right of use assets and lease liabilities as of March 31, 2025 and 2024:

	March 31,
	2025	2024
Finance lease assets (included in Property and equipment-see Note 4)	$1,112	$519
Operating lease right of use assets	$2,114	$3,406

Finance lease liabilities
Non-current liabilities	$385	$251
Current liabilities	163	70
Total Finance lease liabilities	$548	$321
Operating lease liabilities
Non-current liabilities	$683	$1,501
Current liabilities	1,432	1,989
Total operating lease liabilities	$2,115	$3,490

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024
(in thousands except share data, U.S. dollars)

6. Leases (cont.)

	March 31, 2025	March 31, 2024
Weighted average lease term (Years)
Finance leases	1.6	2.8
Operating leases	1.7	1.6
Weighted average discount rate
Finance leases	6.2%	4.4%
Operating leases	5.2%	5.6%

Present value of the net minimum lease payments as of March 31, 2025:

Future minimum lease payments	Finance Leases	Operating Leases
2026	$206	$1,496
2027	182	510
2028	146	153
2029	52	11
2030	23	24
Thereafter	—	—
Total minimum lease payments	609	2,194
Less: amount representing interest	(61)	(79)
Present value of net minimum lease payments	$548	$2,115

7. Notes Payable

	As of March 31,
	2025	2024
(A) HSBC – Bridge loan	$932	$1,855
(B) HSBC – Overdraft facility	5,404	5,825
(C) HSBC – Factoring agreement with recourse	1,546	3,983
(D) HSBC – Term loans	594	837
(E) HSBC – Mortgage loan	4,336	4,482
	12,812	16,982
Less: current portion	(8,481)	(11,277)
Notes payable, net of current portion	$4,331	$5,705

(A)	In October 2020, the Company’s subsidiary Primech A&P obtained a loan in the principal amount of approximately $3,711 (SGD 5,000) from the Lender. The loan bears interest at the rate 2% per annum, is payable in monthly instalments of approximately $77 (SGD 104) each, and will mature in March, 2026. The loan is secured by all the assets of the Primech A&P and is guaranteed by the shareholders of the Parent. The balance of the loan was approximately $1,855 (SGD 2,500) at March 31, 2024. During the year ended March 31, 2025, the Company paid down approximately $923 (SGD 1,250). The balance of the loan was approximately $932 (SGD 1,250) at March 31, 2025.

(B)	In prior periods and through March 31, 2024, certain of the Company’s subsidiaries obtained overdraft facilities from HSBC with an aggregate credit limit of $5,819 (SGD 7,842). The credit facilities are subject to annual review and are due on demand. The bank granted a temporary increase in the credit limit of an additional $2,198 (SGD 3,000) from September 2023 through October 2023 and $742 (SGD1,000) from November 2023 through October 2024. In October 2024, certain of overdraft facilities were renewed and the aggregate credit limit of overdraft is increased to $6,488 (S$8,700). The overdraft facilities permit the subsidiaries to borrow funds on a revolving line of credit up to the credit limit and bear interest at the rate 0.5% per annum below HSBC prevailing Prime Lending rate (total rate was 5.5% at March 31, 2025). The loans are secured by all term deposit accounts of the subsidiaries, an all monies debenture (mortgage) over all present and future assets of Primech A&P, and are guaranteed by certain directors and the Parent. At March 31, 2025, the balance of the overdraft facilities was approximately $5,504 (SGD 7,246) and approximately $1,084 (SGD 1,453) was unutilized under the overdraft facility.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024
(in thousands except share data, U.S. dollars)

7. Notes Payable (cont.)

(C)	In July 2018, Primech A&P, entered into with recourse receivables purchase (accounts receivable purchase agreement) with HSBC. Under the terms of the facility, Primech A&P agreed to sell to HSBC (“Factor”) certain customer accounts receivables due A&P. All amounts due under the terms of agreement is limited to approximately $2,968 (SGD 4,000), and is guaranteed by (a) security over receivables; (b) debentures (mortgages) over all present and future assets; and (c) an unlimited guarantee provided by certain directors. Primech A&P pays a discount charge calculated based on the SIBOR plus 3%, which charge is based on the outstanding gross amount of accounts receivable factored. The facility was renewed in September, 2021, and increased to approximately $5,900 (SGD 8,000). The facility was further renewed in August 2022, revising the discount charge rate to the Bank’s Cost of Funds plus 3%, which charge is based on the outstanding gross amount of accounts receivable factored. The facility was further renewed in September 2024, with limit reduced to approximately $4,474 (SGD 6,000) and the discount charge rate revised to the Bank’s Cost of Funds plus 1.5%. The facility is subject to annual review and is due on demand. The applicable Bank’s Cost of Funds as of March 31, 2025 was 2.39%, and the total rate was 3.89%. The maturity of the each of the factored invoice is 60 days after the draw down.

In July 2020, Maint-Kleen entered into with recourse receivables purchase facility (accounts receivable purchase agreement) with HSBC. Under the terms of the facility, Maint-Kleen agreed to sell to HSBC (“Factor”) certain customer accounts receivables due A&P. All amounts due under the terms of agreement is limited to approximately $1,336 (SGD 1,800), and is guaranteed by (a) security over receivables; (b) debentures (mortgages) over all present and future assets; and (c) an unlimited guarantee provided by certain directors. Primech A&P and Maint-Kleen pays a discount charge calculated based on the SIBOR plus 3%, which charge is based on the outstanding gross amount of accounts receivable factored. The facility was further renewed in September 2024, with limit reduced to approximately $746 (SGD 1,000) and the discount charge rate revised to the Bank’s Cost of Funds plus 1.5%. The facility is subject to annual review and is due on demand. The applicable Bank’s Cost of Funds as of March 31, 2025 was 2.39%, and the total rate was 3.89%. The maturity of the each of the factored invoice is 60 days after the draw down.

Under the terms of the these facilities, all factored receivables are sold with recourse, which requires Primech A&P and Maint-Kleen to repurchase any receivables, if demanded, not paid on time. Accordingly, such receivables are accounted for as a secured financing arrangement and not as a sale of financial assets. At March 31, 2025 and 2024, the Company had sold to HSBC with recourse accounts receivable of approximately $6,756 (SGD 9,060) and approximately $8,893 (SGD 4,927), which are included in accounts receivable on the accompanying consolidated balance sheets. At March 31, 2025, balance outstanding was approximately $1,546 (SGD 2,073) and approximately $3,674 (SGD 4,927) was available under the recourse receivables purchase facility.

(D)	On April 1, 2021, the Company acquired 80% of interest of CSG Industries Pte Ltd and a term loan is among the liabilities assumed. The term loan facility was drawn down in December, 2011 amounting to approximately $346 (SGD 468). The loans bear interest at the rate 0.75% plus Commercial Financing Rate (“CFR”) (CFR was 5.05% and 6.11% at March 31, 2025 and 2024, total loan rate was 5.80% and 6.86%), payable in monthly instalments of approximately $3 (SGD 4) each, and mature in October 2026. The loan is secured by a mortgage over a property owned by CSG located in Singapore and a personal guarantee for a maximum amount of approximately $384 (SGD 530) by the minority shareholder of CSG. During the years ended March 31, 2025 and 2024, repayments of approximately $34 (SGD 46) and approximately $32 (SGD 43) was made on the term loan facility. At March 31, 2025 and 2024, approximately $27 (SGD 36) and $61 (SGD 82) was outstanding under the loan.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024
(in thousands except share data, U.S. dollars)

7. Notes Payable (cont.)

In June 28, 2022 Primech A&P obtained one term loan facility for approximately $976 (SGD 1,400) from HSBC to finance the purchase of machinery and equipment and/or vehicles in relation to a project. Approximately $976 (SGD 1,400) was drawn down in July 2022. The loan bears interest at the rate 3% plus Singapore Overnight Rate Average (“SORA”) per annum (SORA was 2.14% at March 31, 2025, total loan rate was 5.14%), are payable in monthly installments of approximately $20 (SGD 29) each, and mature in July 2026. The loan is secured by all present and future assets owned by Primech A&P and a joint and several guarantee for an unlimited amount by certain directors, the Company and the Parent. During the year ended March 31, 2024, the Company paid down approximately $260 (SGD 350). Net amount due at March 31, 2024 amounted to approximately $606 (SGD 817). During the year ended March 31, 2025, the Company paid down approximately $258 (SGD 350). Net amount due at March 31, 2025 amounted to approximately $348 (SGD 467).

On December 28, 2022 Primech A&P obtained one term loan facility for approximately $293 (SGD 400) from HSBC to finance the purchase of machinery and equipment and/or vehicles in relation to a project. Approximately $242 (SGD 330) was drawdown in April 2023. The loan bears interest at the rate 3% plus Singapore Overnight Rate Average (“SORA”) per annum (SORA was 2.14% at March 31, 2025, total loan rate was 5.14%), are payable in monthly installments of approximately $7 (SGD 9) each, and mature in April 2026. The loan is secured by all present and future assets owned by Primech A&P and a joint and several guarantee for an unlimited amount by certain directors, the Company and the Parent. Approximately $242 (SGD 330) was drawn down during the year ended March 31, 2024, and repayments of approximately $75 (SGD 101) were made on the term loan facility during the year ended March 31, 2024. Net amount due at March 31, 2024 amounted to approximately $170 (SGD 229). During the year ended March 31, 2025, the Company paid down approximately $81 (SGD 110). Net amount due at March 31, 2025 amounted to approximately $89 (SGD 119).

On October 17, 2024 Primech AI obtained one term loan facility for approximately $373 (SGD 500) from HSBC for working capital use. Approximately $134 (SGD 180) was drawdown in February 2025. The facility shall be repaid no later than thirty-six months from the date of the utilization of the facility. The loan bears interest at the rate 3% plus Singapore Overnight Rate Average (“SORA”) per annum (SORA was 2.14% at March 31, 2025, total loan rate was 5.14%), are payable in monthly installments of approximately $4 (SGD 5) each, and mature in February 2028. The loan is secured by a joint and several guarantee for an unlimited amount by certain directors of the fellow subsidiaries, the Company and Primech A&P. Repayments of approximately $4 (SGD 5) were made on the term loan facility during the year ended March 31, 2025. Net amount due at March 31, 2025 amounted to approximately $130 (SGD 175).

(E)	On April 27, 2021, Primech A&P completed the acquisition of two office units (“properties”) located in Singapore for approximately $6,705 (SGD 9,035). The purchase price was made up of cash consideration of approximately $1,692 (SGD 2,280) and a loan obtained from HSBC of approximately $5,013 (SGD 6,755). The full amount of the loan was drawn down on April 1, 2021. The loans bear interest at the rate 1.80% plus Singapore Overnight Rate Average (“SORA”) per annum (SORA was 2.14% at March 31, 2025, total loan rate was 5.14%), and will mature in March, 2041. The loan is secured by the properties and a joint and several guarantee by certain directors, the Company and the Parent. During the year ended March 31, 2024, the Company paid down approximately $157 (SGD 211). The balance of the loan was approximately $4,482 (SGD 6,039) at March 31, 2024. During the year ended March 31, 2025, the Company paid down approximately $167 (SGD 225). The balance of the loan was approximately $4,336 (SGD 5,814) at March 31, 2025.

Primech A&P has certain financial covenants prescribed in the financing agreements of bridge loan (A), overdraft facility (B), factoring agreement with recourse (C), and term loans (D). Primech A&P is required to maintain, during the term of the financing agreements relating to each of these facilities, a minimum adjusted tangible net worth of $7.0 million (SGD 10.0 million), and a gearing ratio, defined as to the ratio of total bank debt to tangible net worth (or adjusted tangible net worth, as the case may be), of not more than 2.2. As of March 31, 2025, we are in compliance of the financial covenants.

At March 31, 2025 and 2024, the group’s executive officer, Mr. Yew Jin Sng, and beneficial owners Mr. Kin Wai Ho and Mr. Jin Ngee Vernon Kwek had executed guarantees in favor of HSBC to secure the Bridge loan, the Factoring agreement with recourse, the term loans, and the Overdraft facility. In addition, the Parent had executed a guarantee in favor of HSBC to secure the Factoring agreement with recourse, the term loans, the Overdraft facility and the mortgage loan.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024
(in thousands except share data, U.S. dollars)

7. Notes Payable (cont.)

Future minimum principal payment obligations under the notes payable are as follows:

As of March 31, 2025
2026	$8,481
2027	332
2028	243
2029	213
2030	223
2030 onward	3,320
Total minimum debt payments	12,812
Less: Current portion of long-term debt	(8,481)
Long-term debt	$4,331

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

The current and deferred portions of the income tax expense (benefit) included in the statements of operations and comprehensive income as determined in accordance with ASC 740 are as follows:

	For the Years Ended March 31,
	2025	2024
Current	$462	$(39)
Deferred	(6)	(454)
Income tax expense (benefit)	$456	$(493)

The following table presents a reconciliation between the theoretical income tax provision computed by applying Singapore federal statutory rate and our actual income tax expense:

	Year Ended March 31,
	2025	2024
Income tax provision at statutory rates	$(286)	$(780)
Tax effects of
Deferred tax assets not recognized	66	197
Reversal of temporary differences	-	(452)
Income exempt from income taxes	(761)	-
Expenses not deductible for income tax purposes	1,434	802
Tax exemption and rebates	-	(260)
Other	3	-
Income tax provision (benefit) as reported	$456	$(493)

Our 2025 and 2024 effective tax rates were significantly impacted by receipt of Government subsidies exempt from income taxes, book-tax adjustments in foreign jurisdictions, and taxation of our earnings generated in jurisdictions with rates that differ from the US federal statutory rate.

During the years ended March 31, 2025 and 2024, we make payment of nil and nil to Singapore Tax Authorities.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024
(in thousands except share data, U.S. dollars)

8. Income Taxes (cont.)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at March 31, 2025 and 2024 are as follows:

	March 31,
	2025	2024
Deferred Tax Assets
Net operating loss carryover	2,812	2,360
Accrued expenses	-	10
Other	-	2
Valuation allowance	(2,812)	(2,360)
	-	12
Deferred Tax Liabilities
Accrued expenses	$-	$(37)
Temporary difference on property and equipment	(185)	(166)
Basis difference of customer backlog from acquisitions	(70)	5
Basis difference of property and equipment	-	(74)
Other	-	9
	(255)	(263)
Net deferred tax liability	$(255)	$(251)

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

We reduce the carrying amounts of DTAs by a valuation allowance if, based upon all available evidence (both positive and negative), we determine that it is more likely than not that such DTAs will not be realizable. The Company follows FASB guidelines that address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. At March 31, 2025 and 2024, the Company did not have a liability for unrecognized tax benefits.

In assessing the potential realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. As of March 31, 2025 and 2024, management was unable to determine if it is more likely than not that the Company’s deferred tax assets will be realized and has therefore recorded an appropriate valuation allowance against deferred tax assets at such dates. The net operating loss carryovers are available for unlimited future periods subject to the compliance with certain provisions of the tax legislations of the countries in which the group companies operate.

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

During the year ended March 31, 2025, the Company issued (i) 2,500,000 shares of common stock to certain consultants at $0.60 per share, the closing price of the common stock of the Company on the grant date for an aggregate fair value of $1,500; (ii) 75,951 shares of common stock to members of the board of directors at $0.79 per share, shares were valued at $60; and (iii) 292,036 shares of common stock to an employee of the subsidiaries and a 49% shareholder of Primech AI Pte. Ltd. at $0.71 per shares, shares were valued at $207. The Company recorded a total of $1,768 of stock-based compensation expense during the year ended March 31, 2025. As of March 31, 2025, there is no unvested compensation related to issuances of common stock.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024
(in thousands except share data, U.S. dollars)

10. Related Party Transactions and Balances

Remuneration to Directors and executive officers for the years ended March 31, 2025 and 2024 were:

	For the year ended March 31,
Directors & Officers	2025	2024
Yew Jin Sng	$177	$116
Ho Kin Wai	680	485
William Yuen	85	33
William Mirecki	65	23
Kai Yue Jason Chan	65	23
Khazid Bin Omar	171	161
Loo Hansel	104	94
Kit Yu Lee	176	183
	1,523	$1,118

In addition, remuneration to Directors of the Group’s subsidiaries for the ended March 31, 2025 and 2024 were:

	For the year ended March 31,
Directors	2025	2024
Chiu Hsieh Hui	-	42
Wong Chee Kwok	-	9
	-	51

As of March 31, 2025 and 2024, these officers and directors were owed $2 and $89. These amounts were included in accrued expenses on the accompanying balance sheets.

In addition, for the years ended March 31, 2025 and 2024, the Company paid approximately $640 and approximately $531, respectively, to Mr. Jin Ngee Vernon Kwek, a beneficial owner of the Company, for his services to a subsidiary of the Company.

In addition, for the years ended March 31, 2025 and 2024, the Company paid approximately $386 and approximately $341, respectively, to Mr. Hansel Loo as bonus in respect of performances on certain projects managed by Mr. Hansel Loo. As of March 31, 2025 and 2024, Mr. Hansel Loo was owned $385 and $251 of these amount which are includes in accrued expenses on the accompanying balance sheets.

During the year ended March 31, 2024, we settled contingent consideration of approximately $791 to Mr. Hansel Loo, in connection with the acquisition of Maint-Kleen in 2020. Mr. Hansel Loo is an officer of the Company and former 100% shareholder of Maint-Kleen.

As discussed in Note 7, loans in the aggregate principal amount of approximately $12,812 (SGD 17,181) are guaranteed by certain directors and shareholders of the Parent.

During the year ended March 31, 2025, the Company granted 292,036 shares of common stock to Mr. Zhang Youwei, an employee of the subsidiaries and a 49% shareholder of Primech AI Pte. Ltd. The shares were valued at $207 and was recognized as expense during the period.

As discussed in Note 11, the group’s executive officers, Mr. Yew Jin Sng and Mr. Hansel Loo; and Mr. Jin Ngee Vernon Kwek had executed guarantees in favor of the sureties for indemnities amounting to $6,460 (SGD 8,663) and approximately $6,203 (SGD 8,359), at March 31, 2025 and 2024, respectively.

During the year ended March 31, 2025, the Company granted 75,951 shares of common stock to members of the board of directors. The shares were valued at $60 and was recognized as expense during the period.

Management has the following outstanding employment contracts with its Officers and Directors:

(a) 18 months with each of Mr. Yew Jin Sng, Mr. Ho Kin Wai, Mr. Khazid Bin Omar, Mr. Hansel Loo and Ms. Kit Yu Lee;

(b) 6 months with each of Mr. William Yuen, Mr. William Mirecki and Mr. Kai Yue Jason Chan.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024
(in thousands except share data, U.S. dollars)

10. Related Party Transactions and Balances (cont.)

Contractual remuneration with Officers and Directors are as follows:

As of March 31, 2025
2026	$1,371
2027	617
2028	-
2029	-
2030	-
Total	$1,988

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

Performance bonds

Certain contracts require us to provide a surety bond as a guarantee of performance. As of March 31, 2025 and 2024, we had performance bond commitments totalling to approximately $8,409 (SGD 11,276) and approximately $8,141 (SGD 10,971) under which the surety (insurance company or bank) guarantees that the Company will perform in accordance with contractual obligations. These bonds are typically renewed annually and remain in place until the contractual obligations are satisfied. In general, we would only be liable for the amount of these guarantees in the event of default in our performance of our obligations under each contract, the probability of which we believe is remote. At March 31, 2025 and 2024, the group’s executive officer, Mr. Yew Jin Sng and Mr. Hansel Loo; and Mr. Jin Ngee Vernon Kwek had executed guarantees in favor of the sureties for indemnities amounting to approximately $6,460 (SGD 8,663) and approximately $6,203 (SGD 8,359).

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024
(in thousands except share data, U.S. dollars)

12. Segment Information

The Company operates and manages its business as one reportable and operating segment. The Company is an established technology-driven facilities services provider in the public and private sectors operating mainly in Singapore. The Company generates revenue primarily from services, which include services for general cleaning and maintenance of public and private facilities; cleaning of kitchen facilities of healthcare facilities, hotels and restaurants and the supply of ad hoc customer; and cleaning services to offices. The measure of segment assets is reported on the balance sheet as total assets.

The Company’s CODM reviews financial information presented on a consolidated basis and decides how to allocate resources based on net income (loss).  Consolidated net income (loss) is used for evaluating financial performance and in establishing management’s compensation.

Significant segment expenses include employee benefit expense, subcontractor charges, depreciation, and sales and marketing expenses.  Operating expenses include all remaining costs necessary to operate our business, which primarily include external professional services and other administrative expenses.  The following table presents the significant segment expenses and other segment items regularly reviewed by our CODM:

	Years ended March 31,
	2025	2024
Revenue	$74,349	$72,524
Employee benefit expense, net of government subsidies	(56,498)	(57,799)
Other direct cost to revenue	(8,318)	(8,757)
Sales and marketing expenses	(2,007)	(2,231)
Consulting and professional fees	(2,319)	(1,923)
Goodwill impairment	(291)	-
Share based compensation	(1,768)	-
Other cost and expenses, net	(4,885)	(5,741)
Other operating (expense) income, net	(27)	211
Income tax (expense) benefit	(456)	493
Net Loss	$(2,220)	$(3,223)

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Current Effective Constitution of the Registrant(1)
2.1	Specimen Share Certificate(1)
2.2	Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital and Constitution” in the Registrant’s registration statement on Form F-1 (File No. 333-264036)), originally filed with the Securities and Exchange Commission on March 31, 2022, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on October 4, 2023)
4.1	Business Property Financing Facility dated March 30, 2021, by and between Primech A&P Pte. Ltd. and the Lender(1)
4.2	Term Loan (temporary bridging loan) Agreement dated October 21, 2020 by and between Primech A&P Pte. Ltd. and the Lender (supplemented by supplemental letters dated May 5, 2021, August 3, 2021)(1)
4.3	Banking Facility dated July 20, 2018, by and between Primech A & P Pte. Ltd. and the Lender (supplemented by supplemental letter dated September 28, 2021)(1)
4.4	Banking Facility dated June 5, 2020, by and between Maint-Kleen Pte. Ltd. and the Lender (supplemented by a supplemental letter dated July 27, 2020 and August 18, 2022)(1)
4.5	EV Charging Infrastructure Tender Documents(1)
4.6	Deployment of Electric Vehicle Charging Infrastructure Tender executed by Primech A&P Pte. Ltd., Charge+ Pte. Ltd., Sunseap Group Pte. Ltd., and Oyika Pte. Ltd. dated May 10, 2021(1)
4.7	Consortium Agreement among Primech A&P Pte. Ltd., Charge+ Pte. Ltd., Sunseap Group Pte. Ltd., and Oyika Pte. Ltd. dated May 13, 2021(1)
4.8	Deployment of Electric Vehicle Charging Infrastructure letter of acceptance notification from the Government of Singapore dated September 1, 2021(1)
4.9	Deployment of Electric Vehicle Charging Infrastructure letter of acceptance from the Housing & Development Board (“HDB”) dated September 1, 2021 in respect of contract entered into with HDB in respect of the North region(1)
4.10	Deployment of Electric Vehicle Charging Infrastructure letter of acceptance from HDB dated September 1, 2021 in respect of contract entered into with HDB in respect of the North-East region(1)
4.11	Deployment of Electric Vehicle Charging Infrastructure letter of acceptance from JTC Corporation (“JTC”) dated September 1, 2021 in respect of contract entered into with JTC in respect of the North region(1)
4.12	Deployment of Electric Vehicle Charging Infrastructure letter of acceptance from JTC dated September 1, 2021 in respect of contract entered into with JTC in respect of the North-East region(1)
4.13	Deployment of Electric Vehicle Charging Infrastructure letter of acceptance from the National Parks Board (“NParks”) dated September 1, 2021 in respect of contract entered into with NParks in respect of the North region(1)
4.14	Deployment of Electric Vehicle Charging Infrastructure letter of acceptance from the People’s Association (“PA”) dated September 1, 2021 in respect of contract entered into with PA in respect of the North-East region(1)
4.15	Deployment of Electric Vehicle Charging Infrastructure letter of acceptance from the Urban Redevelopment Authority (“URA”) dated September 1, 2021 in respect of contract entered into with URA in respect of the North-East region(1)
4.16	Deployment of Electric Vehicle Charging Infrastructure Contract entered into among HDB, Primech A&P Pte. Ltd., Charge+ Pte. Ltd., Sunseap Group Pte. Ltd., and Oyika Pte. Ltd. dated October 18, 2021 in respect of the North-East region(1)
4.17	Deployment of Electric Vehicle Charging Infrastructure Contract entered into among HDB, Primech A&P Pte. Ltd., Charge+ Pte. Ltd., Sunseap Group Pte. Ltd., and Oyika Pte. Ltd. dated October 18, 2021 in respect of the North region(1)

4.18	Deployment of Electric Vehicle Charging Infrastructure Contract entered into among URA, Primech A&P Pte. Ltd., Charge+ Pte. Ltd., Sunseap Group Pte. Ltd., and Oyika Pte. Ltd. dated November 10, 2021 in respect of the North-East region(1)
4.19	Deed of Confirmation and Acknowledgement by and among Primech A&P Pte. Ltd., Charge+ Pte. Ltd., Sunseap Group Pte. Ltd., and Oyika Pte. Ltd dated May 24, 2022(1)
4.20	Banking Facility dated July 20, 2022 by and between Princeston International (S) Pte. Ltd. and the Lender(1)
4.21	Banking Facility dated July 14, 2022 by and between Maint-Kleen Pte. Ltd. and the Lender(1)
4.22	Banking Facility dated July 26, 2022 by and between Primech A & P Pte. Ltd. and the Lender(1)
4.23	Term Loan Banking Facility dated June 28, 2022 by and between Primech A & P Pte. Ltd. and the Lender(1)
4.24	Term loan banking facility agreement dated December 28, 2022, by and between Primech A & P Pte. Ltd. and the Lender(1)
4.25	Supplemental letters dated July 26, 2022 and July 28, 2023 for Term Loan (temporary bridging loan) Agreement dated October 21, 2020 by and between Primech A&P Pte. Ltd. and the Lender(1)
4.26	Supplemental letter dated August 15, 2022 for Banking Facility dated July 20, 2018, by and between Primech A & P Pte. Ltd. and the Lender(1)
4.27	Supplemental letter dated August 18, 2022 for Banking Facility dated June 5, 2020, by and between Maint-Kleen Pte. Ltd. and the Lender(1)
4.28	Supplemental letters dated February 10, 2023 and July 28, 2023 for Banking Facility dated July 26, 2022 by and between Primech A & P Pte. Ltd. and the Lender(1)
4.29*	Supplemental Letter dated October 5, 2024 for Banking Facility Under Enterprise Financing Scheme dated October 21, 2020 by and between Primech A & P Pte. Ltd. and the Lender
4.30*	Supplemental Letter dated November 6, 2024 for Business Property Financing Facility dated March 30, 2021 by and between Primech A & P Pte. Ltd. and the Lender
4.31*	Supplemental Letter dated September 5, 2024 for Receviables Purchase Facility dated June 5, 2020 by and between Maint-Kleen Pte. Ltd. and the Lender
4.32*	Recourse Receviables Purchase Facility dated September 27, 2024 by and between Primech A & P Pte. Ltd. and the Lender
4.33*	Supplemental Letter dated October 30, 2024 for Banking Facility dated July 14, 2022 by and between Maint-Kleen Pte. Ltd. and the Lender
4.34*	Supplemental Term Loan Banking Facility dated October 24, 2024 for Term Loan Banking Facility dated June 28, 2022 by and between Primech A & P Pte. Ltd. and the Lender
4.35*	Supplemental Letter dated October 24, 2024 for Term Loan Banking Facility dated December 28, 2022 by and between Primech A & P Pte. Ltd. and the Lender
4.36*	Uncommitted Facility Letter dated October 17, 2024 by and between Primech A & P Pte. Ltd. and the Lender
4.37*	Uncommitted Facility Letter dated October 17, 2024 by and between Primech AI Pte. Ltd. and the Lender
4.38*	Term Loan Banking Facility dated October 17, 2024 by and between Primech AI Pte. Ltd. and the Lender
4.39	Primech Holdings Ltd 2025 Equity Incentive Plan(3)
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.5 of Registrant’s Form 6-K filed on October 13, 2023)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
19.1	Insider Trading Policy(2)
23.1*	Consent of Weinberg & Company P.A.
97.1*	Clawback Policy(2)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F
(1)	Incorporated herein by reference to Amendment No. 11 to our Registration Statement on Form F-1 (File No. 333-264036), as amended, initially filed with the SEC on September 18, 2023.
(2)	Incorporated herein by reference to Exhibit 99.1 of Registrant’s Form 6-K filed on November 17, 2023.
(3)	Incorporated herein by reference to Exhibit 99.3 of Registrant’s Form 6-K filed on May 13, 2025.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PRIMECH HOLDINGS LTD.

	By:	/s/ Kin Wai Ho
Kin Wai Ho
Chief Executive Officer, President and Director
(Principal Executive Officer)

Date: July 24, 2025