Form 20-F
period 2026-03-31
Primech Holdings Ltd
filed 2026-07-29
CIK 1891944

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

60 MacPherson Road,

Siemens Centre, #04-08,

Singapore 348615
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

An aggregate of 38,417,987 ordinary shares, no par value, as of March 31, 2026.

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

INTRODUCTION

In this annual report on Form 20-F (the “Annual Report”), unless the context otherwise requires, references to:

Other Companies, Organizations and Agencies

“BCA”	:	Building and Construction Authority of Singapore

“HSA”	:	Health Sciences Authority of Singapore

“Independent Registered Public Accounting Firm”	:	Weinberg & Company P.A.

“ISO”	:	International Organization for Standardization

“MOM”	:	Ministry of Manpower of Singapore

“NEA”	:	National Environment Agency of Singapore

“Sapphire Universe”	:	Sapphire Universe Holdings Limited, which is a Major Shareholder

General

“Audit Committee”	:	The audit committee of our Board of Directors

“Board” or “Board of Directors”	:	The board of directors of our Company

“Class B Preference Shares”	:	Non-redeemable convertible non-cumulative preference shares in the capital of the Company, the rights of which are set out in Article 8A of the Constitution

“Companies Act”	:	The Companies Act 1967 of Singapore, as amended, supplemented or modified from time to time

“Company”	:	Primech Holdings Ltd.

“Compensation Committee”	:	The compensation committee of our Board of Directors

“Constitution”	:	The constitution of our Company, as amended, supplemented or modified from time to time

“COVID-19”	:	Coronavirus disease 2019

“CRS”	:	Contractors Registration System of the BCA

“CVPA”	:	The Control of Vectors and Pesticides Act 1998 of Singapore, as amended, supplemented or modified from time to time

“Directors”	:	The directors of our Company

“EFMA”	:	The Employment of Foreign Manpower Act 1990 of Singapore, as amended, supplemented or modified from time to time

“Employment Act”	:	The Employment Act 1968 of Singapore, as amended, supplemented or modified from time to time

“EPHA”	:	The Environmental Public Health Act 1987 of Singapore, as amended, supplemented or modified from time to time

“EPH Regulations”	:	The Environmental Public Health (General Cleaning Industry) Regulations of Singapore 2014, as amended, supplemented or modified from time to time

“Executive Officers”	:	The executive officers of our Company. See section titled “Item 6. Directors, Senior Management And Employees — A. Directors and Senior Management.”

“FASB”	:	The Financial Accounting Standards Board

“Fiscal Year” or “FY”	:	Financial year ended or, as the case may be, ending March 31

“GAAP”	:	Accounting principles generally accepted in the United States of America

“Group”	:	Our Company and our subsidiaries

“GST”	:	Goods and Services Tax

“Independent Directors”	:	The independent non-executive Directors of our Company

“IoT”	:	Internet-of-Things

“IPO”	:	The Company’s initial public offering of 3,050,000 Ordinary Shares which was completed on October 12, 2023

“Lender”	:	A registered financial institution under the Monetary Authority of Singapore that acts as our Company’s primary bank lender

“Listing”	:	The listing and quotation of our Shares on Nasdaq

“Major Shareholder”	:	A person who has an interest or interests (whether by record or beneficial ownership) in one or more voting shares (excluding treasury shares) in our Company, and the total votes attached to that share, or those shares, is not less than 5.0% of the total votes attached to all the voting shares (excluding treasury shares) in our Company

“Nasdaq”	:	The Nasdaq Stock Market LLC

“Nasdaq Listing Rules”	:	The Nasdaq rules governing listed companies

“Nominating and Corporate Governance Committee	:	The nominating and corporate governance committee of our Board of Directors

“QEHS”	:	Quality, Environmental, Health and Safety

“Restructuring Exercise”	:	The corporate restructuring exercise undertaken in anticipation of the Listing in which our Company acquired our current subsidiaries from Sapphire Universe

“Share(s)” or “Ordinary Shares”	:	Ordinary share(s) in the capital of our Company

“Shareholders”	:	Registered holders of Shares

“Singapore Take-Over Code”	:	The Singapore Code on Take-Overs and Mergers, as amended, supplemented or modified from time to time

“WICA”	:	Work Injury Compensation Act 2019 of Singapore, as amended, supplemented or modified from time to time

“WSHA”	:	Workplace Safety and Health Act 2006 of Singapore, as amended, supplemented or modified from time to time

“WSHIR”	:	Workplace Safety and Health (Incident Reporting) Regulations of Singapore, as amended, supplemented or modified from time to time

“YA”	:	Year of assessment

Currencies, Units and Others

“S$”	:	Singapore dollars, the lawful currency of the Republic of Singapore

“RM” or “MYR”	:	Malaysia Ringgit, the lawful currency of Malaysia

“HK$”	:	Hong Kong dollars, the lawful currency of Hong Kong

“US$” or “$”	:	U.S. dollars and cents respectively, the lawful currency of the U.S.

“%” or “per cent.”	:	Per centum

“sq. m.”	:	Square meters

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

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended March 31, 2026 and 2025. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars.

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

This annual report contains translations of certain S$, RM and HK$ amounts into US$ amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, the following exchange rates are used in this annual report:

	March 31,
US$ Exchange Rate	2026	2025	2024
Year ended S$: US$ exchange rate	0.77	0.75	0.74
Annual average S$: US$ exchange rate	0.78	0.75	0.74

Year ended HK$: US$ exchange rate	0.13	0.13	-
Annual average HK$: US$ exchange rate	0.13	0.13	-

Year ended RM: US$ exchange rate	0.24	0.22	0.21
Annual average RM: US$ exchange rate	0.25	0.23	0.21

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

We incurred a net loss in FY 2026 and FY 2025 and we may incur losses in the future.

For the years ended March 31, 2026 and 2025, the Company recorded net loss of approximately $2,967,000 and $2,220,000, respectively. We anticipate that our operating expenses, together with the increased general administrative expenses of a public company, will increase in the foreseeable future as we seek to maintain and continue to grow our business, attract potential customers and further enhance our service offering. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

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

Any adverse material changes to the Singapore market (whether localized or resulting from global economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease, could have a material adverse effect on our business, results of operations and financial condition.

During FY 2026 and FY 2025, substantially all of our revenue was derived from our operations in Singapore. Any adverse circumstances affecting the Singapore market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incidents may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

Uncertain global economic conditions have had and may continue to have an adverse impact on our business in the form of lower net sales due to weakened demand, unfavorable changes in product price/mix, or lower profit margins. For example, global economic downturns have adversely impacted some of our customers, such as aviation hubs, hotels, restaurants, retail establishments, and other entities that are particularly sensitive to business and consumer spending.

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

An epidemic or outbreak of communicable diseases may also adversely affect our business, financial condition, results of operations and prospects. For example, the outbreak of COVID-19 in 2019 resulted in a global health crisis, causing disruptions to social and economic activities, business operations and supply chains worldwide, including in Singapore.

Our revenue and profitability may be materially impacted if any health epidemic or virus outbreak (for example COVID-19) affects the overall economic and market conditions in Singapore for a prolonged period of time. Such an economic slowdown and/or negative business sentiment could potentially have an adverse impact on our business and operations. If these disruptions are for a prolonged period of time, or if there are further outbreaks of infectious diseases, these may have a material adverse effect on our Group’s business, financial condition, results of operations, and prospects.

The class 1 licence currently awarded to Primech A&P may be revoked and/or not be renewed in May 2028.

Primech A&P and Maint-Kleen are 2022 and 2023 recipients of the Clean Mark Gold Award. The Clean Mark Gold Award is the highest level of accreditation under the Enhanced Clean Mark Accreditation Scheme granted to cleaning businesses. See “Item 4. Information on the Company — B. Business Overview— Awards and Accreditation.” With implementation of the revised Cleaning Business Licensing framework from 1 January 2024, NEA has ceased issuance and applications of Enhanced Clean Mark Accreditation Scheme, including the Clean Mark Gold Award. Primech A&P has applied for and obtained a class 1 licence under the revised Cleaning Business Licensing which expires on May 22, 2028.

As further set forth in “Item 4. Information on the Company — B. Business Overview— Legal Proceedings,” a 2019 workplace accident resulted in a court conviction by A&P Maintenance, for which a fine was imposed and has been paid. In 2020, A&P Maintenance and Primech Services & Engrg Pte. Ltd. amalgamated to form Primech A&P. Thus, a conviction (for offences under legislation administered by MOM) would have to be disclosed to NEA in connection with Primech A&P’s subsequent application for a renewal of its class 1 licence under the revised Cleaning Business Licensing framework. We have been advised by the solicitors to A&P Maintenance in connection with the 2019 workplace accident that this technicality will not in and of itself result in Primech A&P’s class 1 license to be revoked prior to its expiry, or will not cause Primech A&P to fail in renewing its class 1 license when it expires in May 2028. The non-renewal or revocation of the class 1 licence could result in a breach of existing cleaning contracts, and/or disqualify Primech A&P from entering into or tendering for certain future cleaning contracts, which in turn could have a material adverse effect on our business and results of operations in the future.

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

As part of our future plans, we intend to expand our current facilities services into specialized services, or provide additional services such as landscaping and security services. We also intend to further expand into the sales and leasing of cleaning robots and the respective smart cleaning platform. We may expand our range of services organically, or inorganically through franchising, joint ventures, acquisitions and/or strategic alliances.

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

We derive the majority of our revenue from the provision of facilities services, which accounted for 78.8% of our revenue in FY 2025 and 82.0% of our revenue in FY 2026.

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

Our service contracts with our customers typically contain liquidated damages clauses. If we fail to meet the requirements prescribed in the service contracts such as the inability to fulfil the required standard of cleanliness desired by our customers whether from shortage of personnel and/or other operational mishaps such as delays in cleaning schedules or deviations from customer instructions, our customers may require us to pay ascertained monetary damages, and/or they may deduct any such damages from our security deposit with them or any monies due or payable to us. In FY 2025 and FY 2026, we incurred an aggregate cost of approximately $0.4 million and $0.8 million, respectively, in liquidated damages. In the event that substantial liquidated damages are imposed on us, this may have material adverse effect on our business, financial condition, results of operations and prospects.

The loss of or reduction of Singapore government grants and/or subsidies could reduce our profits.

We from time to time receive certain Singapore government grants and/or subsidies in connection with, among others, the wages of our employees (such as the Special Employment Credit and the Wage Credit Scheme) as well as the purchase of technological equipment. For FY 2025 and FY 2026, our Singapore government grants amounted to $4.6 million and $3.1 million, respectively.

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

We extend our credit terms of between 30 and 90 days depending on the creditworthiness of our customers. As at March 31, 2025 and 2026, accounts receivable were approximately $15.6 million and $19.8 million, respectively, and our average accounts receivable turnover days were 84 days and 85 days, respectively. Our total amount of reserve for uncollectible amounts of trade and other receivables were approximately $477,000 and $411,000 in FY 2025 and FY 2026, respectively.

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

In addition, we are liable under the WICA and under Singapore common law to compensate employees (including, in certain circumstances, sub-contractors’ employees) who suffer bodily injuries or death as a result of accidents or who contract occupational diseases arising out of and in the course of their employment with us. We may also face claims from third parties from time to time including those who suffer personal injuries at premises where we provide services. Thus, we may from time to time be involved in material disputes with various parties in the ordinary course of our business. Such complaints, allegations and legal actions, regardless of their merit, may result in public scrutiny and negative publicity, thereby harming the standing and market reputation of our Group. In the event that claims are brought against us, whether with or without merit, the resulting litigation, arbitration, administrative or other legal proceedings could be time consuming and costly.

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

Our continued success is highly dependent on our ability to retain our senior management personnel, who are responsible for key aspects of our business, including but not limited to maintaining customer relationships, developing new business opportunities, finance and project management. Our Executive Officers have an average of over 20 years’  experience in the facilities services industry, and their knowledge, skills and extensive experience in our industry, business relationships with our customers, and ability to manage existing and develop new customer relationships have been important to the growth of our Group. If any of our key management personnel cease to be involved with our Group in the future and we are unable to find suitable replacements in a timely manner, this may cause disruptions to our business operations and our business, financial condition, results of operations and prospects may be adversely affected.

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

As a result of our past acquisitions carried out pursuant to the Restructuring Exercise in 2021, goodwill and other intangible assets represented a portion of our assets. Goodwill and other intangible assets (comprising customer contracts and customer relationships) were approximately $393,000 and $402,000 as at March 31, 2025 and 2026, respectively, representing approximately 1% and 1% of our total assets. For the year ended March 31, 2026, we determined there was no impairment of our remaining recorded goodwill. During the year ended March 31, 2025, we determined there was an impairment charge of approximately $291,000 related to the recorded goodwill for the acquisition of CSG. If we make additional acquisitions, it is likely that we will record additional intangible assets such as goodwill on our consolidated statement of financial position.

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

Previously, we elected to follow Singapore home country governance practice in lieu of Nasdaq Rule 5635(d) in connection with capital raising transactions contemplated to be undertaken utilizing the Company’s effective “shelf” registration statement on Form F-3 registration statement filed with the Securities and Exchange Commission on November 29, 2024 and was declared effective by the SEC on December 9, 2024, since such transactions may constitute a 20% Issuance. The Singapore home country governance practice was valid until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier. As of the date of this Annual report, the election of Singapore home country governance practice have expired. Save except for the foregoing, we intend to comply with the rest of Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

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

If we fail to adhere to the stipulated regulatory requirements and/or conditions of our licenses, we may be subject to fines and penalties or be required to take remedial measures; our licenses, permits, approvals and/or certificates may be revoked; and/or additional terms and conditions may be imposed on us. For example, the Director-General of NEA has discretion to revoke, suspend or impose any other directions or restrictions on the licensee’s cleaning business license if the licensee has gone or is likely to go into compulsory or voluntary liquidation other than for the purpose of amalgamation or reconstruction, or the Director-General becomes aware of a circumstance that would have required or permitted the Director-General to refuse to grant or renew the licensee’s cleaning business license. See section titled “Item 4. Information on the Company — B. Business Overview — Regulations” for further details on material Singapore government regulations applicable to us. The loss of licenses, permits, approvals and/or certifications could disrupt our business operations thereby adversely affecting our business, financial condition, results of operations and prospects.

In Singapore, there are twelve major registration categories, and various “workheads,” administered by the Building & Construction Authority of Singapore, or BCA. The Facilities Management Workheads, also known as “FM,” are the relevant “workheads” applicable to our services. There are several FM sub-categories that affect our Company.

In order to bid for the provision of cleaning services in a public sector project of an unlimited contract size, we would have to continue to maintain a L6 grade registration in respect of the FM02 workhead for “Housekeeping, Cleansing, Desilting and Conservancy” currently held by Primech A&P and Maint-Kleen, and there is no assurance that we will be able to continue to do so. The Singapore government may also introduce new workheads from time to time. For instance, with effect from April 1, 2020, BCA introduced a new FM01 workhead for “Facilities Management” whereby a provider has to provide at least two distinct maintenance services. Such maintenance services include building maintenance, security services, cleaning services, landscaping services and pest control. BCA may also from time to time change the requirements for obtaining the requisite workhead. Any inability to renew or maintain our current workhead grading, or obtain any relevant new workhead grading, may reduce our business opportunities for our Group and have an adverse impact on our business, financial condition, results of operations and prospects.

The cleaning business in Singapore was only subject to license beginning in 2014, when the EPHA was amended to require the licensing of cleaning businesses. Subsequently, the EPHA was amended and with effect from 1 January 2024, a new licensing framework with three license classes was introduced. Any changes to the existing rules and regulations which govern our business operations may require us to obtain additional licenses and registrations from the relevant Singapore government authorities. To this end, our financial performance may be adversely affected if additional expenses are incurred as part of complying with license and registration requirements. We also cannot guarantee that such additional licenses and registrations will be granted to us in a timely manner, or at all. In the event that there is a delay in obtaining the relevant licenses, we are unable to obtain or renew the necessary licenses or if the necessary licenses are revoked, our business, financial condition, results of operations and prospects may be adversely affected.

We may face employee retention and labor shortage issues due to the labor-intensive nature of the facilities services industry and limited local labor force in Singapore.

At present, the facilities services industry is highly labor-intensive. Labor costs contributed approximately 85.4% and 85.1% of our direct costs for FY 2025 and FY 2026, respectively. In particular, we are heavily reliant on foreign workers. As of March 31, 2026, approximately 65%of our employees were Singapore citizens and permanent residents, while the remaining 35% employees were foreign workers.

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

Increases in labor costs in Singapore may adversely affect our business and results of operations.

The economy in Singapore, where the vast majority of our employees are located, has experienced increases in labor costs in recent years. Average wages in Singapore are expected to continue to increase. We expect that our labor costs, including wages and employee benefits, will continue to increase to remain competitive in attracting and retaining the quality and number of employees that our business requires. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and operating results may be adversely affected.

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

On June 16, 2026, the Monetary Authority of Singapore issued amendments to the Singapore Take-over Code which take effect from July 16, 2026, tightening restrictions on deal protection measures such as break fees and exclusivity arrangements, and introducing new timing requirements for schemes of arrangement, which may further affect the dynamics of any future take-over or change-of-control transaction involving us.

Risks Relating To An Investment In Our Shares

An active trading market for our Ordinary Shares may not continue and the trading price for our Ordinary Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Ordinary Shares will develop or continue. If an active public market for our Ordinary Shares does not continue, the market price and liquidity of our Ordinary Shares may be materially and adversely affected. The public offering price for our Ordinary Shares in our IPO (the “Offer Price”) was determined by negotiation between us and the underwriter based upon several factors, and we can provide no assurance that the trading price of our Ordinary Shares will not decline below the public offering price. As a result, investors may experience a significant decrease in the value of their Ordinary Shares.

Our share price has been, and could continue to be, volatile. You may lose all or part of your investment, and litigation may be brought against us.

There has been significant volatility in the market price and trading volume of equity securities, which may be unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations could negatively affect the market price of our stock. The market price and volume of our ordinary shares could fluctuate, and in the past has fluctuated, more dramatically than the stock market in general. Since our IPO, the market price of our ordinary shares has ranged from a high of $4.18 per share to a low of $0.5032 per share. There is no assurance that the market price for our Shares will not decline below the Offer Price. The Offer Price was determined after consultation between our Company and the Placement Agent, after taking into consideration, among others, market conditions and estimated market demand for our Shares. The Offer Price may not necessarily be indicative of the market price for our Shares after the completion of our IPO. Investors may not be able to sell their Shares at or above the Offer Price. The prices at which our Shares will trade after our IPO may fluctuate significantly and rapidly as a result of, among others, the following factors, some of which are beyond our control:

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

On February 25, 2026, we received a letter from Nasdaq indicating that, for the last thirty (30) consecutive business days, the bid price for the Company’s Ordinary Shares had closed below the minimum $1.00 per share requirement for continued listing.

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

We are a “controlled company” as defined under the Nasdaq Listing Rules because Mr. Kin Wai Ho, our Chief Executive Officer, has more than 50% of our total voting power through his direct shareholding and indirect shareholding in Sapphire Universe. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our Board of Directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. However, we voluntarily have a majority of independent directors and our audit committee will consist of three independent directors.

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

The trading price of our Shares may be subject to rapid and substantial price volatility that may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

The trading price of our Ordinary Shares may be subject to rapid and substantial price volatility that may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. Our Ordinary Shares may trade at prices higher or lower than the offering price. There have been recent instances of extreme share price run-ups followed by rapid price declines following initial public offerings, with share price volatility seemingly unrelated to company performance, particularly among companies with relatively smaller public floats, and we expect that such instances may continue and/or increase in the future. Contributing to this risk of volatility are a number of factors. We anticipate our Ordinary Shares will initially be held by a relatively limited number of shareholders and thus, are likely to be more sporadically and thinly traded than those of larger, more established companies. As a consequence of this lack of liquidity, the trading of relatively small quantities of Shares by our shareholders may disproportionately influence the price of those Shares in either direction. The price of our Ordinary Shares could, for example, decline precipitously in the event that a large number of our Shares are sold on the market without commensurate demand as compared to a seasoned issuer that could better absorb those sales without adverse impact on its share price. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their Shares on the market more quickly and at greater discounts than would be the case with the shares of a larger, more established company that has a relatively large public float.

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

As at the date of this Annual report, Sapphire Universe currently owns 80.14% of our Ordinary Shares, which is 45.0% of our voting power. Mr. Kin Wai Ho, our Chairman, currently beneficially owns 44.88% of our Ordinary Shares through his equity ownership in Sapphire Universe. Messrs. Cyrus Jun Ming Wen currently beneficially own 28.85%, of our Ordinary Shares through his equity ownership in Sapphire Universe. In addition, Mr. Kin Wai Ho, our Chairman, currently owns 100% of our Class B Preference Shares, which represents 43.85% of our voting power. As a result of this ownership, Messrs. Ho and Wen will have significant control and influence over our affairs and their voting power will constitute a quorum of our Shareholders voting on any matter requiring the approval of our Shareholders. Messrs. Ho and Wen will continue to have significant influence over our affairs for the foreseeable future, including with respect to the nomination and election of Directors, the issuance of additional Shares or payment of dividends, the consummation of significant corporate transactions, such as the adoption of amendments to our Constitution and organizational regulations and approval of mergers or sales of substantially all of our assets.

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

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel, and we have adopted a share incentive plan. As a result, our expenses associated with share-based compensation may increase substantially, which could materially and adversely affect our business, financial condition, and results of operations, and our shareholders’ interest may be diluted as a result of the issuance of new shares to our key personnel under the share incentive plan.

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

In 2018, Sapphire Universe, one of our Major Shareholders, acquired Primech Services & Engrg Pte Ltd, A&P Maintenance and Acteef Cleaning, in three separate transactions. Each of these companies had, prior to their acquisition, already been operating for approximately 30 years or more. Historically, Primech Services & Engrg was focused on providing cleaning services to a major Asian aviation hub and educational institutions, while A&P Maintenance and Acteef Cleaning were focused on providing cleaning services to offices. In 2020, Sapphire Universe also acquired Maint-Kleen which was focused on providing conservancy services. The acquisitions by Sapphire Universe of Primech Services & Engrg, A&P Maintenance, Acteef Cleaning and Maint-Kleen have enabled our Group to provide a wide spectrum of cleaning services.

During 2021 to 2025, we have expanded our range of cleaning services to include cleaning of healthcare facilities, and we have also expanded into the provision of stewarding services. Through our customer service business, we provide customer service officers and F&B service crew to venues such as healthcare facilities, hotels and restaurants. We also launched our “HomeHelpy” application, an online portal which allows individual customers to book our cleaning services in homes and offices.

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

During the year ended March 31, 2025, Sapphire Universe sold 500,000 of Ordinary shares, or 1.30% equity stake in the Company, to an independent third party.

On March 16, 2026, our Company allotted and issued 3,000,000 Class B Preference Shares to Mr. Kin Wai Ho, our Chairman and major shareholder.

Some key milestones of our Group are set out below:

2018	Sapphire Universe acquired Primech Services & Engrg, A&P Maintenance as well as Acteef Cleaning.

2019	Primech Services & Engrg acquired My All Services in connection with our proposed expansion into Malaysia. We also launched our “HomeHelpy” application.

2020	Sapphire Universe acquired Maint-Kleen.

Primech Services & Engrg and A&P Maintenance were awarded the Clean Mark Gold Award for the first time.

Primech Services & Engrg amalgamated with A&P Maintenance to form our current subsidiary, Primech A&P.

We revamped our QEHS Management System in compliance with ISO 9001, ISO 14001 and ISO 45001 as awarded by TÜV SÜD PSB Singapore.

2021	Our Company acquired CSG and Princeston International.

We moved into our Singapore headquarters at 23 Ubi Crescent, Singapore 408579.

We completed the Restructuring Exercise to finalize our Group corporate structure.

2023	On October 12, 2023, our Company completed its IPO of 3,050,000 Ordinary Shares.

2024	We launched Primech AI Pte. Ltd. as an operating subsidiary that will focus on creating robotic-based solutions catering to the vast demands for efficient and autonomous cleaning technology.

2025	We established Primech USA Inc. which signifies our expansion into the North American market to meet the accelerating demand for intelligent automated cleaning solutions from institutional clients.

2026	We moved into our new Singapore headquarters at 60 MacPherson Road, Siemens Centre, #04-08, Singapore 348615.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Corporate Information

Our principal executive office is located at 60 MacPherson Road, Siemens Centre, #04-08, Singapore 348615. Our phone number is +65 6286 1868.

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

B. Business Overview

OVERVIEW

We are an established technology-driven facilities services provider in the public and private sectors operating mainly in Singapore. Our mission is to support businesses by improving lives and strengthening communities through our business practices and ethics. We operate primarily in Singapore which operations contributed approximately $74.0 million or 99.6% of our total revenue in FY 2025 and $77.7 million or 99.7% of our total revenue in FY 2026, with the remainder from sales of products. In FY 2026, the Company started to sell and lease of cleaning robots.

We provide the following services:

●	Facilities services. These include: general cleaning and maintenance of public and private facilities, such as airports, conservancy areas, hotels’ common areas, educational institutions, integrated public areas, residential spaces, office facilities, industrial areas, retail stores and healthcare facilities; housekeeping services; specialized cleaning services, such as marble polishing services, building façade cleaning services and clean room sanitation services; and waste management services and pest control services. We also provide cleaning services to homes of individual customers which engage our services through our “HomeHelpy” application. We derive the majority of our revenue from the provision of facilities services, which accounted for approximately $58.6 million or 78.8% of our total revenue in FY 2025 and $63.9 million or 82.0% of our total revenue in FY 2026.

●	Stewarding services. These include the cleaning of kitchen facilities of healthcare facilities, hotels and restaurants and the supply of ad hoc customer service officers and F&B service crew to healthcare facilities, hotels and restaurants. Stewarding services accounted for approximately $8.4 million or 11.2% of our total revenue in FY 2025 and $6.2 million or 8.0% of our total revenue in FY 2026.

●	Cleaning services to offices. In addition to our core facilities services, we provide cleaning services to offices. The provision of office cleaning services accounted for approximately $7.1 million or 9.5% of our total revenue in FY 2025 and $7.6 million or 9.7% of our total revenue in FY 2026.

●	Cleaning services to homes. We provide cleaning services to homes of individual customers who engage our services through our “HomeHelpy” application. We did not generate significant revenue from the provision of these services during FY 2025 and FY 2026.

●	Cleaning Supplies. In addition, through CSG and Princeston International, we manufacture certain cleaning supplies, both for our own use and for sale to third parties. We did not generate significant revenue from the provision of these services during FY 2025 and FY 2026.

●	Cleaning robots. We design, developed and manufacture cleaning robots, both for our own use and for sale or lease to third parties since FY 2026. We did not generate significant revenue from the provision of these services during FY 2026.

As a testament to the quality of our service, in 2023 our subsidiaries Primech A&P and Maint-Kleen were awarded the Clean Mark Gold Award by the National Environment Agency of Singapore under its Clean Mark Accreditation Scheme. This scheme recognizes businesses that deliver high cleaning standards through the training of workers, the use of equipment to improve work processes, and fair employment practices.

Further details of our awards and accreditations are set out in the section titled “Item 4. Information on the Company — B. Business Overview— Awards and Accreditation” below. Our notable projects include the provision of services to a major Asian aviation hub, a Singapore multinational bank, Temasek Polytechnic, and Nanyang Technological University of Singapore.

As of June 30, 2026, our Group employed 3,117 employees. We believe it is crucial to maintain sufficient manpower to reduce the amount of services which are sub-contracted thus enabling us to standardize our service delivery and better manage operational risks. While we sub-contract certain services such as external façade cleaning, the majority of our services provided to customers are performed by our Group’s employees. Our sub-contractor costs amounted to approximately $2.8 million or 4.9% and approximately $3.9 million or 6.0% of our total direct costs and expenses for FY 2025 and FY 2026, respectively.

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

The environmental services industry in Singapore is highly fragmented. According to NEA’s List of Licensed Cleaning Businesses, there are over 1,850 cleaning companies licensed by the NEA as of June 29, 2026. We believe that we have been able to distinguish ourselves through, among other things, the long and established track record of our subsidiaries and the accreditations we have received.

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

We are able to provide a bundle of services to a wide spectrum of customers

We provide a broad spectrum of cleaning services both in the public and private sectors to a variety of customers including, a major Asian aviation hub, conservancy areas, hotels, common areas, educational institutions, integrated public areas, residential spaces, office facilities, industrial areas, retail stores and healthcare facilities. Our diversified customer mix ensures that we do not rely on any single customer for our revenue and enables us to better manage our business risks. For instance, when the spread of COVID-19 in 2020 led to a decrease in demand for our services at a major Asian aviation hub and in the hospitality industry, we pivoted to provide our services to healthcare facilities as well as increased disinfection services.

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

Further, through our emphasis on the self-delivery of service, we seek to minimize outsourcing our services to sub-contractors, thus better controlling the level of our service, and complying with laws and regulations. As of June 30, 2026, our Group employed 3,117 employees. We provide various training and development programs for our employees according to their job requirements and functions to equip them with the relevant skills and knowledge. For example, all of our cleaners, team leaders and supervisors are trained in any two modules under the Environmental Cleaning Workforce Skills Qualification training framework. We also provide certain cleaners with in-house training through the HomeHelpy Training Center. See the section titled “Item 4. Information on the Company — B. Business Overview — Staff Training” for further details.

We have an experienced and stable management team

We have an experienced management team, led by Mr. Kin Wai Ho, our Chairman. A majority of our senior management team have been employed our subsidiaries for more than 18 years. We view their collective industry knowledge and extensive project management experience as valuable in establishing stable relationships with our customers as well as facilitating the submission of competitive tenders and believe that this has assisted us in securing numerous tenders over the years. We also believe that the experience of our management team has assisted us in our cost estimation for contracts during the tendering process which enables us to reduce situations of cost overruns.

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

Our technology initiatives to date include the use of autonomous floor scrubbing robots equipped with real-time monitoring and self-docking capabilities to perform cleaning services. In addition, we introduced our “HomeHelpy” website and mobile application to allow individual customers to book our cleaning services, which has enabled us to expand into the B2C segment (from our primary B2B business), and we believe that there is opportunity to convert such ad hoc services into long-term service contracts in the future. Our “HomeHelpy” platform has more than 1,500 registered members as of March 2026, and has served more than 670 users since its inception.

In 2021, we collaborated with three companies to form a consortium to submit a tender bid to install EV charging infrastructure at various car parks in Singapore. The consortium was awarded the pilot tender by the government of Singapore to install EV charging stations in approximately 150 public car parks in the North and North-East regions in Singapore. In consideration, the consortium has to pay concession fees for the right to install and operate the EV charging points (at S$0.15/kwh) to the relevant government authorities. All EV charging stations have been installed as of March 2025.

The consortium agreement documents provide that the Company and Charge+ are responsible for, among other things, the payment of all fees to the authorities, obtaining necessary government approvals, engaging local stakeholders, carrying out and completing the project, and providing the use of the charging infrastructure to the public. The Company shall also provide lead demand from our fleet of electric vehicles. Although we and our consortium collaborators are jointly and severally responsible to the relevant authorities for the due performance of the project, the consortium collaborators have executed the Deed of Confirmation pursuant to which Charge+ has agreed, at its own cost and expense, to carry out and complete all works in connection with this project, and pay all concession and other fees payable and due to the Singapore government in connection with this project. In exchange, Charge+ shall be entitled to all revenues received in connection with this project, and will have general day-to-day authority over the project’s operations. The Singapore government is not a party to the Deed of Confirmation and the Deed of Confirmation does not extinguish the Company’s obligations to the Singapore government. In June 2026, we transferred all rights and obligations under the consortium agreement to Charge+.

In addition, we deployed 18 EV as of March 2026, and we hope to convert more or all of our fleet of cleaning machines to EV over time. We also have started to offer, on a limited basis, an EV charging function to our customers as a package in our services, which will be provided by a sub-contracted third party. We do not own or operate an EV charging function. We believe that eco-solutions will become increasingly important in the future in the face of climate change, and integrating eco-solutions into our portfolio will not only expand our service capabilities, but also will transition our business towards a more innovative model, and will ultimately help our business to keep pace with future technological advances.

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

OUR SERVICES

Facilities Services

Facilities services is our primary business segment, accounting for approximately $58.6 million or 78.8% and approximately $63.9 million or 82.0% of our total revenue in FY 2025 and FY 2026, respectively. Our main customers in this segment include conservancy areas, educational institutions and a major Asian aviation hub. The range of facilities services we offer includes the following:

●	Conservancy areas cleaning services: These include daily cleaning of certain common areas within town councils including void decks, corridors, staircases, lifts and lift landings, drains and carparks, by using manual and mechanical means. We also provide monthly block washing and quarterly fogging of bin chutes.

●	Educational institutions cleaning services: These include cleaning of schools under the Ministry of Education of Singapore as well certain premises of polytechnics. Our cleaning solutions take into account tiling, school amenities and enrolment figures, with the aim of reducing disturbance to the institution’s schedules.

●	Airport cleaning services: These include the routine cleaning of certain areas of a major Asian aviation hub as well as periodic cleaning of, among others, glass panels, marble walls, artwork and floor tiles.

●	Other facilities cleaning services: These include cleaning of hotels, public spaces and roads, condominium common areas and facilities, offices, industrial areas, and retail stores.

●	Other cleaning services: These include marble polishing services, external façade cleaning for exteriors of buildings, stewarding and clean room cleaning. We may render these services in-house or outsource them to our panel of sub-contractors.

●	Waste management and pest control services: In order to provide integrated solutions for our customers, we have, over time, expanded our facilities services to also encompass waste management services, such as the collection, transportation and disposal of general waste, and sorting of waste for recycling, as well as pest control services such as the remediation and prevention of infestations of rodents, insects, birds and other pests, to our customers.

●	Landscaping services: These include general horticultural maintenance services such as weeding, fertilizing, mowing and irrigation. We offer landscaping services as part of our integrated facilities services but do not currently render these services in-house and instead outsource them to sub-contractors. We plan to expand our in-house facilities services to include landscaping services in the future.

Stewarding Services

Stewarding services accounted for approximately $8.4 million or 11.2% and approximately $6.2 million or 8.0% of our total revenue in FY 2025 and FY 2026, respectively. Stewarding services comprise the provision of kitchen cleaning services and the supply of customer service officers and F&B service crew. Our main customers in this segment are healthcare facilities, hotels and other hospitality venues, and restaurants. The tasks we perform include:

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

Cleaning Services to Offices

In addition to our core facilities services, we provide cleaning services to offices. The provision of office cleaning services accounted for approximately $7.1 million or 9.5% and approximately $7.6 million or 9.7% of our revenue in FY 2025 and FY 2026, respectively.

Technology

“HomeHelpy” website and mobile application for home and office cleaning services

In order to facilitate outreach to more customers, we have created a mobile application for our customers through “HomeHelpy” as well as a website at https://www.homehelpy.com which is a home, office and specialized cleaning services portal that allows customers to create bookings for cleaning services on-demand. Our “HomeHelpy” mobile application and website accounted for less than 1.0% of our total revenue in each of FY 2025 and FY 2026. Our “HomeHelpy” platform has more than 1,500 registered members as of March 2026, and has served more than 670 users since its inception.

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

Cleaning robots

In order to supplement and bolster our provision of facilities services, we utilize a fleet of cleaning robots, which we purchase from third parties. The following summarizes the types of our cleaning robots as of March 31, 2026:

Description	Model
Robotic Scrubber Cleaner (Large)	Avidbot
Robotic Scrubber Cleaner (Medium)	Ecobot Scrub 50
Robotic Scrubber Cleaner (Large)	Ecobot Scrub 75
Robotic Scrubber Cleaner (Large)	Cenobots L50
Robotic Scrubber Cleaner (Medium)	Cenobots L4
Robotic Scrubber Cleaner (Medium)	Metabot M45
Scrubbing / Vacuuming Robot (Medium)	Phantas
Scrubbing / Vacuuming Robot (Medium)	Kabam Manny Robot
Scrubbing / Vacuuming Robot (Medium)	Max Robot
Vacuuming Robot (Medium)	Lionsbot R3 Vac
Vacuuming Robot (Small)	Zaco X1000
Autonomous Outdoor Sweeper (Large)	Simpple - Udeer
Washroom Cleaning Robot	Hytron

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

Sale of Cleaning Supplies

We acquired CSG, a manufacturer of cleaning supplies, and Princeston International, a company engaged in the wholesale trading of cleaning supplies, in 2021. The sale of cleaning supplies accounted for less than 1.0% of our total revenue in FY 2026 and FY 2025.

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

We believe our strong track record and high levels of accreditation have allowed us to secure notable projects. Our customers include but not limited to the following: a major Asian aviation hub, Nanyang Technological University and, Temasek Polytechnic.

●

A major Asian aviation hub is a customer of our Group for over ten years. Primech Services & Engrg was awarded a contract by this customer in 2018 to provide routine and periodic cleaning at one of its terminals. This contract was subsequently extended for a period of two (2) years from November 1, 2023 to October 31, 2025. This contract was renewed for a period of four (4) years from November 1, 2025 to October 31, 2029 with an option to renew for a further two (2) years.

We were awarded another term contract for cleaning services at the airside general compound in a major Asian aviation hub from November 1, 2023 through October 31, 2026, with an option to renew for a further three (3) years. We undertake a comprehensive array of tasks, encompassing routine cleaning of airside facilities such as bin centers, sanitary disposal centers, fire stations, and ancillary buildings. Outdoors, our team conducts mechanical sweeping, refuse collection, and bay scrubbing across 200 parking stands and remote bays. We are also able to promptly address any hydraulic oil spillages, ensuring thorough cleaning of affected areas. The option to renew has been exercised and the contract has been renewed for a period of three (3) years from November 1, 2026 to October 31, 2029.

●	Nanyang Technological University has been a customer of our Group since 2018. A&P Maintenance was awarded a contract by Nanyang Technological University in 2018 for a period of two years from April 1, 2018 to March 31, 2020, with an option by the University to extend for another two years up to March 31, 2022 (which option was exercised), to provide cleaning services for various buildings at Academic Complex South within the Nanyang Technological University and their surroundings (including link ways and canopies). Primech A&P was again awarded the cleaning contract for the same area from April 1, 2022 to March 31, 2024, with an option to extend for another two years until March 31, 2026, which the option was exercised. In addition to general cleaning services, the contract with Nanyang Technological University also covers the provision of decontamination and disinfection services and clean room cleaning services, when called for. This contract was renewed for a period of two (2) years from April 1, 2026 to March 31, 2028 with an option to renew for a further two (2) years.

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

We were subsequently awarded another term contract for cleaning & general waste disposal service from April 2026 through March 2027.

●

A Singapore multinational bank has been a customer of our Group for over eight (8) years. Our current contract with the bank is for a period of three years from September 1, 2020 to August 31, 2023 and this has been extended for an additional period of two years from September 1, 2023 to August 31, 2025 in connection with the cleaning, refuse disposal and pest control services for various buildings and offices operated by the bank. We may also provide ad hoc services such as external façade cleaning. This contract was further extended for a six (6) months period from September 1, 2025 to February 28, 2026 and subsequently extended for a period of one (1) year from March 1, 2026 to February 28, 2027.

●	The Ministry of Education of Singapore has become our customer since April 2022. Our current contract with the Ministry of Education of Singapore commenced on April 1, 2022, with a four-year term and a twelve-month extension option. The option to renew for a further five (5) months, from April 2026 to August 2026, has been exercised by the Ministry of Education of Singapore. Our services were retained for a certain zone pursuant to a subcontract from an IFM service provider for a period of 5 years from September 1, 2026 with an option period of another sixty (60) months.

OUR BUSINESS OPERATIONS

The workflow of our business operations generally involves four stages, as summarized below:

●	Tender Submission and Quotation Invitation Process

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

MARKETING AND BUSINESS DEVELOPMENT

Our Group is primarily engaged in business-to-business (“B2B”) customer dealings. Our marketing and corporate development activities are led by Mr. Khazid bin Omar, our Senior Vice President, Corporate Services. The business development team supports our Group’s sales and marketing efforts by approaching new customers, fostering long-term and strong relationships with existing customers, and generating and concluding new sales and service contracts.

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

OUR MAJOR CUSTOMERS

Our major customers which accounted for 5.0% or more of our Group’s total revenue for FY 2025 and/or FY 2026 are as follows:

	Service	Percentage of total revenue (%)
Customer	provided	FY 2025	FY 2026
A major Asian aviation hub	Facilities services	15.5	16.3
The Ministry of Education of Singapore	Facilities services	9.1	9.1
National Environment Agency	Facilities services	7.7	6.9
A Singapore multinational bank	Facilities services	5.9	6.4

Except as disclosed above, our Directors are of the view that, as of March 31, 2026, our business and profitability are not materially dependent on any of our customers. To the best of our Directors’ knowledge, we are not aware of any information or arrangement which would lead to a cessation or termination of our current relationship with any of our major customers.

As at the date of this Annual Report, none of the Directors or Major Shareholders of our Company or their respective associates has any interest, direct or indirect, in any of our customers.

OUR MAJOR SUPPLIERS

Direct cost of revenue for FY 2025 and FY 2026 amounted to approximately $56.8 million and $64.6 million, respectively. Approximately $5.4 million and $6.7 million of supplies purchases and sub-contractor costs were included in direct cost of revenue in FY 2025 and FY 2026, respectively. Our major suppliers (including sub-contractors) which accounted for 5.0% or more of our Group’s total supplies purchases and sub-contractor costs for FY 2025 and/or FY 2026 are as follows:

		Percentage of total purchases (%)
Supplier	Product or service supplied	FY 2025	FY 2026
Rental Hygiene Services Pte Ltd	Hygiene services and toiletries	16.6	15.4
Re Sustainability Environmental Pte Ltd	Sub-contractor of cleaning services	-	8.6
BNL Waste Management Pte Ltd	Sub-contractor of cleaning services	-	5.8
Waste Integrated Services & Environmental Pte Ltd	Sub-contractor of cleaning services	9.9	0.7
Weishen Industrial Services Pte Ltd.	Sub-contractor of cleaning services	13.3	1.1
Hoe Kian Huat Trading	Supplier of hardware	5.6	5.6

Except as disclosed above, our Directors are of the view that, as of March 31, 2026, our business and profitability are not materially dependent on any of our suppliers. To the best of our Directors’ knowledge, we are not aware of any information or arrangement which would lead to a cessation or termination of our current relationship with any of our major suppliers.

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

INTELLECTUAL PROPERTY

Our Group’s intellectual property rights are important to our business and as of the date of this Annual Report, the Group has registered the following trademarks:

Trademark	Jurisdiction	Class	Trade Mark Number	Expiry Date
	Singapore	03(1)	40202103768S	February 17, 2031

	Hong Kong	03(2)	305537043	February 16, 2031

	Japan	03(3)	6414416	July 9, 2031

	Thailand	37(4)	200102313	January 19, 2030

	Singapore	37(5)	40202000868W	January 13, 2030

	European Union	37(6)	018179388	January 10, 2030

Notes:

(1)	Chemical cleaning preparations for carpets; Chemical cleaning preparations for curtains; Chemical cleaning preparations for floors; Chemical cleaning preparations for glass; Chemical cleaning preparations for household purposes; Chemical cleaning preparations for upholstery; Cleaning agents for household purposes; Cleaning agents for glass; Cleaning agents for the hands; Cleaning preparations; Cleaning preparations for bathroom use; Cleansers for household purposes; Cleaning substances for household use; Cleaning preparations incorporating substances for the control of allergens; Cleaning preparations incorporating substances for the control of dust mites; Cleaning preparations impregnated into tissues; Cleaning preparations for sanitary purposes; Cleaning preparations for household use; Detergents for household use; Dry cleaning preparations.

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

(3)	Chemical cleaning preparations for household purposes, cleaning preparations; dry-cleaning preparations; cleaning preparations.

(4)	Cleaning of buildings exterior surface; Cleaning of buildings interior; Disinfecting; Window cleaning.

(5)	Ceiling cleaning services; Cleaning of building exteriors; Cleaning of building interiors; Cleaning of building sites; Cleaning of buildings; Cleaning of commercial premises; Cleaning of domestic premises; Cleaning of factories; Cleaning of floor coverings; Cleaning of hospitals; Cleaning of hotels; Cleaning of office buildings and commercial premises; Cleaning of property; Cleaning of public areas; Cleaning of residential houses; Cleaning of schools; Cleaning of shops; Cleaning of venues before and after events; Cleaning services; Cloth laundry; Disinfecting; Disinfection services; Domestic cleaning services; Floor polishing; Handyman repair, maintenance and installation services; House cleaning services; Industrial cleaning services; Interior and exterior window cleaning services; Office cleaning services; Providing information relating to street cleaning services; Providing information relating to window cleaning services; Provision of cleaning services; Upholstery cleaning services.

(6)	Cleaning of buildings exterior surface; cleaning of buildings interior; disinfecting; window cleaning.

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

Legal Matter

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

As of the date of this Annual Report, our Group holds the following licenses:

●	Each of Primech A&P, Maint-Kleen and HomeHelpy holds a cleaning business license required pursuant to the Environmental Public Health Act of Singapore for carrying on a cleaning business in Singapore;

●	Each of Primech A&P and Maint-Kleen holds a general waste collector’s license (Class A — Inorganic waste and recyclables) required pursuant to the Environmental Public Health (General Waste Collection) Regulations for carrying on the business of, inter alia, collecting or transporting general waste for payment or other remuneration in Singapore;

●	Primech A&P is a registered vector control operator under the Control of Vectors and Pesticides Act 1998 of Singapore, which is required for a business to undertake or engage in vector control work in Singapore;

●	Primech A&P is a registered contractor with the BCA in respect of the FM01 Facilities Management workhead;

●	Each of Primech A&P and Maint-Kleen is a registered contractor with the BCA in respect of the FM02 Housekeeping, Cleansing, Desilting & Conservancy Service workhead; and

●	Primech A&P is a registered contractor with the BCA in respect of the FM04 Pest Control workhead.

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

PROPERTIES AND FIXED ASSETS

As at the date of this Annual Report, Primech A&P holds a sixty (60) year leasehold interest in 23 Ubi Crescent Singapore 408579 (expiring July 2057) with an area of 420.6 sq. m. and a sixty (60) year leasehold interest in 25 Ubi Crescent Singapore 408580 (expiring July 2057) with an area of 420.7 sq. m. We have leased additional small offices in other Singapore and Malaysia cities.

On April 27, 2021, Primech A&P completed the acquisition of leasehold interest in 23 and 25 Ubi Crescent Singapore for approximately $6.7 million. The purchase price consisted of cash consideration of approximately $1.7 million and a loan obtained from the Lender of approximately $5.0 million. In April 2026, Primech A&P entered into an option-to-purchase with an independent third party to sell 23 Ubi Crescent and 25 Ubi Crescent Singapore for approximately $8.1 million. The transaction is expected to complete by end of July 2026. Following the completion of the sale of 23 Ubi Crescent and 25 Ubi Crescent Singapore, we have relocated our headquarters to our new leased premises.

In May 2026, we entered into a lease agreement for our new headquarters in 60 MacPherson Road, Siemens Centre, #04-08, Singapore 348615, for a term of approximately three (3) years with an area of approximately 1,350 sq. m.

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

The Singapore Workforce Skills Qualifications (“WSQ”) is a national credential system that trains, develops, assesses and certifies skills and competencies for the workforce. In particular, the Environmental Cleaning WSQ training framework caters to the training of cleaning crew, stewards and supervisors in the commercial and private residential cleaning, and public cleaning subsectors. In particular, in fulfilling the requirements of our cleaning business licences, as of March 31, 2026:

●

all our cleaners under Primech A&P and Maint-Kleen who have been employed for 3 months or more have been trained in at least 1 workplace safety and health module and 2 core modules, which modules are endorsed by the Tripartite Cluster of Cleaners; and

●	all our cleaners under Homehelpy who have been employed for 3 months or more have been trained in at least 1 workplace safety and health module and 1 core module, which modules are endorsed by the Tripartite Cluster of Cleaners.

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

AWARDS AND ACCREDITATIONS

The following is a description of the material accreditations we have received:

●	ISO 9001:2015 (Quality Management) which specifies requirements for a quality management system. Organizations use the standard to demonstrate the ability to consistently provide products and services that meet customer and regulatory requirements;

●	ISO 14001:2015 (Environmental Management) which specifies the requirements for an environmental management system that an organization can use to enhance its environmental performance;

●	ISO 45001:2018 (Occupational Health & Safety Management System) which specifies requirements for an occupational health and safety (“OH&S”) management system, and gives guidance for its use, to enable organizations to provide safe and healthy workplaces by preventing work-related injury and ill health, as well as by proactively improving its OH&S performance; and

●	bizSAFE Star status which is the highest possible accreditation which can be obtained under bizSAFE, a nationally recognized capability building program in Singapore designed to help companies build workplace safety and health capabilities. bizSAFE level 3 certificate is the minimum level required for any contracts and tenders with bizSAFE partners (selected organizations, typically larger organizations, that have influencing power in their business value chain), main construction firms, Singapore government sectors, etc.

Set out below is a list of the awards and accreditations our Group has received:

Expiry Date	Recipient	Name of Award or Accreditation	Awarding Organization
December 14, 2026	Primech Holdings	ISO 9001:2015 (Quality Management)	Guardian Independent Certification Pte Ltd
December 14, 2026	Primech A&P	ISO 9001:2015 (Quality Management)	Guardian Independent Certification Pte Ltd
December 14, 2026	Maint-Kleen	ISO 9001:2015 (Quality Management)	Guardian Independent Certification Pte Ltd
December 14, 2026	Primech Holdings	ISO 14001:2015 (Environmental Management)	Guardian Independent Certification Pte Ltd
December 14, 2026	Primech A&P	ISO 14001:2015 (Environmental Management)	Guardian Independent Certification Pte Ltd
December 14, 2026	Maint-Kleen	ISO 14001:2015 (Environmental Management)	Guardian Independent Certification Pte Ltd
December 14, 2026	Primech Holdings	ISO 45001:2018 (Occupational Health & Safety Management System)	Guardian Independent Certification Pte Ltd
December 14, 2026	Primech A&P	ISO 45001:2018 (Occupational Health & Safety Management System)	Guardian Independent Certification Pte Ltd
December 14, 2026	Maint-Kleen	ISO 45001:2018 (Occupational Health & Safety Management System)	Guardian Independent Certification Pte Ltd
December 14, 2026	Primech A&P	bizSAFE Star	Workplace Safety and Health Council
December 14, 2026	Maint-Kleen	bizSAFE Star	Workplace Safety and Health Council
April 2027	Primech A&P	Ordinary Membership	Environmental Management Association of Singapore

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

RESEARCH AND DEVELOPMENT

Our research and development expenses were not significant in FY 2025 and amounted to approximately $0.4 million for FY 2026.

We are currently exploring robotics-based solutions addressing demand for efficient, autonomous cleaning technology in commercial and institutional facilities. Our flagship product, Hytron, is an AI-powered autonomous restroom cleaning robots designed to clean toilets, urinals, sinks, mirrors, and surrounding floor areas in commercial restrooms without requiring pre-programmed routes. Initial on-site mapping is performed by a technician at deployment.

ESTIMATED REVENUES UNDER CONTRACT

As of March 31, 2026, our contracted revenues for future fulfilment by our Group were approximately $177.7 million (S$228.7 million). The following table sets forth a breakdown of the value of our contracted revenues which we estimate to fulfil in FY 2027, FY 2028 and FY 2029 onwards, subject to cancellations or other contractual changes which are not presently foreseeable:

	($’000)	(%)
Estimated amount of services contracted for at April 1, 2026, to be recorded in revenue for FY ending March 31, 2027	69,933	39.3
Estimated amount of services contracted for at April 1, 2027 to be recorded in revenue for FY ending March 31, 2028	37,270	21.0
Estimated amount of services contracted for at April 1, 2028 to be recorded in revenue for FY ending March 31, 2029 onwards	70,538	39.7
	177,741	100.0

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

COMPETITION

We operate in a competitive environment and face competition from new and existing competitors based in Singapore and elsewhere. In particular, the cleaning industry we operate in is highly fragmented with low barriers to entry. As of June 30, 2026, there were over 1,800 cleaning companies licensed by the NEA in Singapore. We believe that our primary competitors are large environmental services companies with an established presence in Singapore, such as the ISS Group, 800 Super Holdings, Weishen Industrial Services, Chye Thiam Maintenance Pte Ltd, Hygieia Group Limited and Ramky Cleantech Services Pte Ltd.

We believe that our competitive edge comes from our positioning as an innovative company and the quality of our services, which have allowed us not only to secure contracts with large organizations such as a major Asian aviation hub, educational institutions and large commercial banks, but also to maintain long-term relationships with these customers.

EMPLOYEES

As of June 30, 2026, our Group had a workforce of 3,117, comprising employees who are all located within our offices in Singapore and Hong Kong.

There were no material changes to the number of employees hired by our Group in the last three financial years, save that the number of employees increased from 2,400 as of March 31, 2022 to 3,006 as of March 31, 2026, primarily due to increase in projects serviced by our Group which result in increase in number of personnel to perform these services. As of March 31, 2026, none of our employees are related to our Directors and Major Shareholders. Any new employment of related employees and the proposed terms of their employment will be subject to the review and approval of our Compensation Committee. In the event that a member of our Compensation Committee is related to the employee under review, he will abstain from the review.

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

RECENT DEVELOPMENTS

We incorporated a new subsidiary, Beautiful AI Limited on July 7, 2026.

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

Pursuant to Section 80D(1) of the EPHA, no person shall carry on a cleaning business in Singapore, except under and in accordance with a cleaning business license that is in force. A “cleaning business” means a business, whether or not the business is carried on for profit, (a) in which a person carries out cleaning work for other persons through the services of cleaners engaged or employed by that person; or (b) of supplying cleaners to other persons. “Cleaning work” means work carried out in Singapore that has, as its main or only component, the bringing of premises or any public place into, or keeping of premises or any public place in, a clean condition, and includes supervising the carrying out of such work but excludes any work that the Minister declares, by notification in the Gazette, not to be cleaning work.

Any person who contravenes Section 80D(1) of the EPHA shall be guilty of an offence and shall be liable on conviction to a fine not exceeding S$10,000 or to imprisonment for a term not exceeding 12 months or to both and, in the case of a continuing offence, to a further fine not exceeding S$1,000 for every day or part thereof during which the offence continues after conviction.

Pursuant to Section 80G of the EPHA read with the EPH Regulations, the applicant shall be eligible for a cleaning business license if:

(a)	the applicant is a company registered under the Companies Act, a limited liability partnership registered under the Limited Liability Partnerships Act 2005 of Singapore, a sole proprietorship or firm registered under the Business Names Registration Act 2014 of Singapore, or a society registered under the Societies Act 1966 of Singapore or an entity having a business or corporate structure that may be prescribed;

(b)	the applicant has submitted a progressive wage plan that complies with the prescribed requirements (as described below);

(c)	in the case of an applicant who has one (1) or more cleaners in the applicant’s employ at the time of the application — the applicant satisfies the Director-General that such proportion of the cleaners that the applicant employs, have attended such training, and at such frequency, as the Director-General may specify for the class of the cleaning business licence that is being applied for;

(d)	the paid-up capital or (where the applicant is not a corporation) net worth of the applicant for the period specified by the Director-General, is not less than the amount specified by the Director-General for the class of the cleaning business licence that is being applied for (if specified);

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

Such other requirements that have been prescribed under the EPH Regulations include that as at the date of the application for a class 2 or class 3 cleaning business licence, the applicant must have at least one (1) officer or employee who:

(a)	has at least 2 years of practical experience in supervising cleaning work; or

(b)	has been certified by the SkillsFuture Singapore Agency or the Skills and Workforce Development Agency for having attended —

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

(c)	specify an amount as the basic wage for each class of cleaners in paragraph (a) that is not less than the amount specified under section 80H(2)(a) of the EPHA for that class; and

(d)	specify that where the cleaner belongs to a class of cleaners specified as eligible for a progressive wage model bonus under section 80H(2)(b) of the EPHA, the cleaner will be paid a progressive wage model bonus.

See section titled “General Information on our Group — Government Regulations — Progressive Wage Model” for further details.

From 1 January 2024 onwards, a cleaning business license is valid for two years and renewable every two years (with the exception of class 3 cleaning business licenses). As of March 31, 2026, the details of the cleaning business licenses held by our Group were as follows:

Licensee	License number	Expiry Date
Primech A&P	NEA240420/1704H/C1/R01	May 22, 2026*
Maint-Kleen	NEA241584/0284W/C1/R01	December 16, 2026
HomeHelpy	NEA241252/9400R/C2/R01	September 7, 2026

*	Primech A&P has been issued with a new class 1 license (license no. NEA260334/1704H/C1/R02) which will expire on May 22, 2028.

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

(i)	is not less than the minimum amount of basic wage and minimum amount of progressive wage model bonus, respectively; and

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

Additionally, pursuant to Section 80H(8A) of the of the EPHA, the Director-General may impose different conditions for different classes of cleaning business licences or cleaning business licensees under different circumstances. If the conditions of the cleaning business license are not met, the Director-General may revoke any such cleaning business license, suspend the cleaning business license for such period of time (not exceeding six months) as the Director-General thinks fit; or impose such other directions or restrictions as the Director-General considers appropriate on the licensee’s cleaning business in Singapore.

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

There are various classes of licenses. In particular, Class A general waste collection licenses relate to the collection of inorganic waste (e.g. unwanted furniture, electrical appliances, construction and renovation debris, matter settled out of ballast water in a ship and cut tree trunks and branches); bulky waste; non-putrefiable waste; and recyclable waste (excluding food waste).

A general waste collection license is valid for one year and renewable on a yearly basis. As of March 31, 2026, the details of the general waste collection licenses held by our Group were as follows:

Licensee	Class of License	License number	Expiry Date
Primech A&P	A	A-08-011X-000	April 30, 2027
Maint-Kleen	A	A-19-025K-000	October 21, 2026

Pursuant to Regulation 7AA of the Environmental Public Health (General Waste Collection) Regulations read with Section 99(15) of the EPHA, where a licensee (a) is in breach of any restriction or condition subject to which the licence was granted or (b) has contravened any provision of the EPHA, the Director-General may suspend or cancel the licence; and in the case of (a), the Director-General may in lieu of or in addition to suspending or cancelling the licence, impose a financial penalty of any amount, not exceeding S$5,000, unless the breach in (a) is an offence under the EPHA.

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

Under Section 30(1) of the CVPA, the registration of a vector control operator, vector control technician’s license and vector control worker’s certificate are each valid for three years from its date of grant. As of March 31, 2026, the details of the vector control operator registrations held by our Group were as follows:

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

In particular, a contractor may be registered under the following facilities management workheads with BCA:

●	FM01 Facilities Management which entails integrated facilities management and/or managing agent services. In particular, the provision of integrated facilities management refers to the provision of at least two distinct facilities management services by the same company. The areas of distinct maintenance services include building maintenance services, mechanical and electrical maintenance services, security services, cleaning services, landscaping services and pest control services. The contractor may deliver the services or outsource and manage sub-contractors.

●	FM02 Housekeeping, Cleansing, Desilting & Conservancy Service which entails cleaning and housekeeping services for offices, buildings, compounds, industrial and commercial complexes, desilting and cleansing of drains.

●	FM03 Landscaping which entails regular landscaping maintenance works related to grass, turf, trees, plants, and greenery-related infrastructure (e.g. irrigation systems, vertical greenery systems, water features).

●	FM04 Pest Control which entails extermination and control of pests in buildings and complexes.

The following table sets out the current registrations of our subsidiaries in the CRS as of March 31, 2026.

Company name	Workhead code	Grade	Expiry date
Primech A&P	FM01	M4	December 1, 2026
Primech A&P	FM02	L6	December 1, 2026
Primech A&P	FM04	L1	December 1, 2026
Maint-Kleen	FM02	L6	June 1, 2028

The tendering limit for projects in the public sector is determined by one’s qualified grade under the CRS.

The tendering limits under the FM01 Workhead is as follows:

Tendering limit	M1	M2	M3	M4
(S$ million)
July 1, 2025 to June 30, 2026	Unlimited	30	10	1
July 1, 2026 to June 30, 2027	Unlimited	30	10	1

The tendering limits under the FM02 to FM04 Workheads are as follows:

Tendering limit	L6	L5	L4	L3	L2	L1
(S$ million)
July 1, 2025 to June 30, 2026	Unlimited	16	8	5	1.6	0.80
July 1, 2026 to June 30, 2027	Unlimited	16	8	5	1.6	0.80

In order to apply for, maintain and renew the registrations under the CRS, there are different requirements to be complied with for different grades, including but not limited to, requirements relating to minimum paid-up capital and net worth, employment of certain personnel with prescribed qualifications, and track record of past and current projects.

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

Workplace Safety and Health (Incident Reporting) Regulations (the “WSHIR”)

Under Regulation 4 of the WSHIR, where any accident at a workplace occurs which leads to the death of any employee, the employer shall: (i) as soon as is reasonably practicable, notify the Commissioner of the accident; and (ii) no later than 10 days after the accident, submit a report to the Commissioner.

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

In this regard, certain of our subsidiaries have obtained a contract for insurance in accordance with WICA, with the current term for most of our Singapore-incorporated entities covering at least up until September 3, 2026.

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

There are various work passes available for foreign workers, including, “Work Permits”, “S Passes” and “Employment Passes”. While there is no minimum qualifying salary for Work Permit holders, the minimum qualifying salary for S Pass holders (who are not in the financial services sector) is currently S$3,300 (this amount increases progressively with age, up to S$4,800 for workers in their mid-40s) and for Employment Pass holders (who are not in the financial services sector) it is currently S$5,600 (this amount increases progressively with age, up to S$10,700 for workers in their mid-40s).

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

The employment of foreign workers is also subject to the payment of levies. Companies which hire close to the maximum quota are required to pay higher levies. Currently the Group pays levies between S$300 to S$800 per month for each Work Permit holder, and S$650 per month for each S Pass holder.

Employment of Foreign Workers in the Services Sector

A company that wishes to employ foreign employees from non-traditional source countries for conservancy cleaning services would have to first submit a completed prior approval form to the Work Pass Division of the MOM, and such prior approval form has to be endorsed by the supporting town council. Once the prior approval has been issued, the cleaning company may then proceed to submit a new work permit application for each NTS foreign employee. As of March 31, 2026, we employed 248 workers from Bangladesh across 9 projects under such approval.

An employer is also required to place a S$5,000 security bond for each non-Malaysian work permit holder it wishes to employ. The bond is in the form of a banker’s or insurer’s guarantee. It is used to ensure that both the employer and the foreign employee comply with the conditions of the work permit. The employer is not permitted to ask the foreign employee to pay for the bond, and the bond must be purchased before the foreign employee arrives in Singapore.

Regulations on Anti-Money Laundering and Prevention of Terrorism Financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore (the “CDSA”), provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the acquisition, possession, usage, conversion, concealment, disguising or transfer of the benefits of drug dealing and criminal conduct as well as the knowing assistance of the concealment, disguising, transfer or retention of such benefits. Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes, the CDSA also requires suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office.

The Terrorism (Suppression of Financing) Act 2002 (the “TSOFA”), is the primary legislation for the combating of terrorism financing. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism. The TSOFA requires information about any property belonging to any terrorist or terrorist entity to be immediately reported to the Commissioner of Police. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability.

Malaysia

Laws and Regulations in Malaysia In Relation to the Cleaning Business

MDTCL Approval for Unregulated Services

Under the Guidelines on Foreign Participation in the Distributive Trade Services (“Guidelines”), all foreign business operators engaged in the business of distribution and trade services in Malaysia are encouraged and recommended to obtain approval from the Ministry of Domestic Trade and Cost of Living (“MDTCL”). While the

Guidelines do not prescribe any statutory penalty for non-compliance, MDTCL approval is, in practice, generally required, in order to be able to apply for expatriate work permits and sometimes, to obtain or renew business premise licenses.

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

As of the date of this prospectus, My All Services has not employed any foreign employees in Malaysia and does not currently require a business premise and signage license from any local authorities under the Local Government Act 1976 (“LGA”) as it does not operate its cleaning service business from any business premises.

Laws and Regulations in Malaysia in relation to Workplace Safety and Health

Occupational Safety and Health Act

The Occupational Safety and Health Act 1994 (“OSHA”) and its regulations as amended by the Occupational Safety and Health (Amendment) Act 2022 which came into force on 1 June 2024, apply to all places of work throughout Malaysia, including the sanitary services industry. OSHA imposes general duties upon employers and employees to ensure workplace health and safety. Along with the regulations provisioned under OSHA, OSHA requires, among others, the establishment of workplace safety and health committees (where there are more than 40 persons employed at the place of work), the appointment of an occupational safety and health coordinator (where an employer has five or more employees at the place of work), the conduct and implementation of risk assessments in relation to safety and health risks at the place of work, the introduction of a policy statement regarding occupational safety and health and sets forth strict compliance requirements in relation to workplace accident notification. Contravention of the OSHA will render a person liable to a fine up to MYR500,000 and/or imprisonment for a term up to 2 -years. In addition, where an offence is committed by a company, its directors and certain officers and persons responsible for the management of its affairs may be jointly and severally liable for the offence.

Laws and Regulations in Malaysia Relating to Employment

Employment Laws

In Malaysia, the legal rules governing the employment relationship is governed by a comprehensive framework of federal legislation. The principal statutes include the Employment Act 1955 and its subsidiary legislation (which sets the minimum employment standards; and certain protections for employees affected by retrenchment); the Trade Unions Act 1959 and the Industrial Relations Act 1967 (which govern trade unions and labor relations); the Employees Provident Fund Act 1991 (which establishes and regulates a mandatory retirement savings scheme); the Employees’ Social Security Act 1969 (which provides statutory social security protection for employees); the Minimum Wages Order a subsidiary legislation under the National Wages Consultative Council Act 2011 (which prescribes minimum pay rates) and the Minimum Retirement Age Act 2012 (which sets the minimum age for retirement).

Employee’s Personal Data Protection

The Personal Data Protection Act 2010 (“PDPA”) regulates the processing of personal data in Malaysia. Briefly, the PDPA imposes legal obligations on employers (as data controller) who process the personal data of its employees (as data subjects).

Employers, as data controller, are required to comply with the personal data protection principles prescribed under the PDPA which include the requirement to, among others, obtain an employee’s consent prior to processing his/her personal data, inform the employee that his/her personal data is being processed via written notice, specify reasons for the collection of the personal data, imposes responsibility for the protection of such personal data, ensure the accuracy of the personal data and requires permission to be given to employees to access the collected personal data.

Data controllers are also required to, among others, appoint a data protection officer (“DPO”). In this regard,

the Guideline on the Appointment of Data Protection Officers issued by the Personal Data Protection Commissioner provides that a data controller or data processor must appoint one or more DPOs where the processing of personal data involves more than 20,000 data subjects, the processing of sensitive personal data (including financial information relating to more than 10,000 data subjects), or activities that require regular and systematic monitoring of personal data.

Contravention of the personal date protection principles will render a person liable to a fine not exceeding MYR1,000,000 and/or imprisonment for a term not exceeding 3 years.

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

As of March 31, 2026, our Company is a holding company that owns 100% of Primech A&P, Maint-Kleen, HomeHelpy, Princeston International, Primech AI Holding Limited, Primech Hong Kong and Primech USA Inc. Primech A&P owns 100% of our Malaysian subsidiary My All Services. Our Company also owns 80% of CSG and 51% of Primech AI Investments and Primech AI Pte. Ltd.. Our Malaysian subsidiary, My All Services, has voluntarily applied to the Companies Commission of Malaysia (“CCM”) to be struck off the register of companies under the Companies Act 2016 of Malaysia. CCM has responded by issuing a notice on April 15, 2026 of its intention to strike off My All Services. Interested parties may lodge objections within the prescribed 30-day statutory period. If no objection is received and CCM proceeds with the striking-off, a notice of dissolution will be published in the Malaysian Government Gazette, upon which My All Services will be deemed dissolved. As of the date hereof, My All Services has not yet been struck off the register.

We are an established facilities and stewarding services provider in the public and private sectors. We operate primarily in Singapore which operations contributed approximately $74.0 million or 99.6% and $77.7 million or 99.7% of our total revenue for FY 2025 and FY 2026, respectively, with the remainder from our operations in sales of products and sales or lease of robots.

Concentration of Risk

Substantially all of our revenue was derived from our operations in Singapore and a substantial portion of our revenue was derived from our facilities services operations (approximately $58.6 million or 78.8% during FY 2025 and $63.9 million or 82.0% during FY 2026). Any adverse circumstances affecting the Singapore market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incidents may adversely affect our business, financial condition, results of operations and prospects. Any downturn in our industry that results in any postponement, delay or cancellation of our contracts or in any delay in recovery of our receivables is likely to have an adverse effect on our business and profitability.

For the year ended March 31, 2025, one customer accounted for 15.5% of our total revenue and one customer accounted for 21.1% of our accounts receivable.

For the year ended March 31, 2026, one customer accounted for 16.3% of our total revenue and two customers accounted for an aggregate of 36.9% our accounts receivable.

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

The Company provides certain services under contracts that bill customers based on agreed-upon rates. For these contracts, the Company has a right to invoice the customer in an amount that corresponds directly with the value to the customer of the Company’s performance completed to date. Accordingly, the Company applies the practical expedient in ASC 606-10-55-18 and recognizes revenue in the amount to which it has a right to invoice, as this amount corresponds directly with the value delivered to the customer. As such, the Company does not disclose the aggregate amount of the transaction price allocated to unsatisfied performance obligations for these contracts.

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

A.	Operating Results

Fiscal Year Ended March 31, 2026 and 2025

The following discussion summarizes our operating results for FY 2026 compared to FY 2025.

	Year Ended March 31,		Change
(thousand dollars)	2026	2025	Dollars	Percentage
Revenue	$78,009	$74,349	$3,660	4.9%

Direct Costs and Expenses
Depreciation and amortization	(874)	(910)	36	(4.0)%
Employee benefit expense – Salaries	(46,290)	(39,378)	(6,912)	17.6%
Employee benefit expenses – Other	(8,735)	(9,127)	392	(4.3)%
Subcontractor charges	(3,870)	(2,789)	(1,081)	38.8%
Other expense	(4,926)	(4,619)	(307)	6.6%
	(64,695)	(56,823)	(7,872)	13.9%
General and administrative Expenses
Depreciation and amortization	(2,644)	(3,071)	427	(13.9)%
Employee benefit expense	(7,519)	(7,133)	(386)	5.4%
Consultancy and other professional fees	(1,958)	(3,015)	1,057	(35.1)%
Other expense	(2,315)	(2,957)	642	(21.7)%
	(14,436)	(16,176)	1,740	(10.8)%
Goodwill impairment	-	(291)	291	(100.0)%
Sales and marketing expenses	(864)	(2,007)	1,143	(57.0)%
Interest expense	(672)	(789)	117	(14.8)%
Income tax expense	(366)	(456)	90	(19.7)%
Other operating income (expense), net	57	(27)	84	311.0%
Net loss	$(2,967)	$(2,220)	$(747)	34.0%

Discussion For the Fiscal Years Ended March 31, 2026 and 2025

Revenue

The Company’s revenues for FY 2026 and FY 2025 were approximately $78.0 million and $74.3 million, respectively, representing an increase of approximately 4.9%.

(thousand dollars)	For the Years Ended March 31,
Revenue by category	2026	2025
Facilities services	$63,940	$58,594
Stewarding services	6,242	8,354
Cleaning services to offices (tenancy)	7,563	7,089
Total service revenues from Singapore	77,745	74,037
Sales of products	252	312
Leasing of cleaning robots	12	-
	$78,009	$74,349

Revenue from facilities services increased from approximately $58.6 million for FY 2025 to approximately $63.9 million for FY 2026. The increase was mainly driven by (i) new institutional customers during the reporting period and (ii) increase in revenue from a major Asian aviation hub.

Revenue from stewarding services decreased from approximately $8.4 million for FY 2025 to approximately $6.2 million for FY 2026. The decrease was result from the increase in marketing competition in such segment.

Revenue from cleaning services to offices increased slightly from approximately $7.1 million for FY 2025 to approximately $7.6 million for FY 2026. The increase was mainly due to businesses encouraging their employees to return to office instead of working remotely, resulted increasing in demand of cleaning services.

Direct costs and expenses

Direct costs and expenses for FY 2026 and FY 2025 were approximately $64.7 million and $56.8 million, respectively, representing an approximate increase of 13.9%. Labor costs contributed approximately 85.1% and 85.4% of our direct costs for FY 2026 and FY 2025, respectively, amounting to approximately $55.0 million and $48.5 million, respectively, where employee benefit expense — salaries was the largest component of labor costs for both years. Approximately $2.8 million and $4.1 million in Singapore government grants were netted against our direct costs and expenses in FY 2026 and FY 2025, respectively. The increase of direct costs and expenses was driven by the following items.

Depreciation and amortization

Depreciation and amortization charges relating to direct costs remained stable for FY 2026 and FY 2025, were approximately $874,000 and $910,000, respectively, representing an approximate decrease of 4.0% year over year.

Employee benefit expense

Employee benefit expenses were approximately 85.1% and 85.4% of our direct costs for FY 2026 and FY 2025, respectively. Employee benefit expense mainly represents salaries, contributions to provident fund and allowances paid to employees, of which salaries accounted for the largest portion of employee benefit expenses. Salaries relating to direct costs and expenses for FY 2026 and FY 2025 were approximately $46.3 million and $39.4 million, respectively, representing an approximate increase of 17.6%. The increase in employee benefit expenses mainly result from increase minimum wages under the Progressive Wage Model (“PWM”) which resulted in increase in labor costs, as well as decrease in government grants by approximately $1.3 million from $4.1 million in FY 2025 to $2.8 million in FY 2026. Such government grants were netted against our Employee benefit expense — Salaries under direct costs and expenses in FY 2026 and FY 2025 respectively.

Subcontractor charges

Subcontractor charges for FY 2026 and FY 2025 were approximately $3.9 million and $2.8 million, respectively, representing an approximate increase of 38.8%. The increase resulted from increase in service from sub-contractor specialized in waste disposal and pest management.

General and Administrative expenses

General and administrative expenses for FY 2026 and FY 2025 were approximately $14.4 million and $16.2 million, respectively, representing an approximate decrease of 10.8%. Approximately $0.2 million and $0.3 million of government grants were set-off against our general and administrative expenses in FY 2026 and FY 2025, respectively. The decrease in our general and administrative expenses was explained by the following items.

Depreciation and amortization

Depreciation and amortization charges relating to general and administrative expenses for FY 2026 and FY 2025 were approximately $2.6 million and $3.1 million, respectively, representing an approximate decrease of 13.9%. Such increase was driven by reduce in amortization on right-of use assets.

Employee benefit expense

Employee benefit expense mainly represents salaries, contribution to provident fund and allowances paid to employee, which salaries accounted for the majority portion of employee benefit expenses. Salaries relating to general and administrative expenses for FY 2026 and FY 2025 were approximately $7.5 million and $7.1 million, respectively, representing an approximate increase of 5.4%. The increase was result from salary adjustment to back-office staff to align salaries with the current market rates and reduce in government grants that were netted against our Employee benefit expense — Salaries in general and administrative expenses.

Consultancy and other professional fees

Other professional fees for FY 2026 and FY 2025 were approximately $2.0 million and $3.1 million, respectively, representing an approximate decrease of 35.1%. The decrease mainly resulted from less consultants and professionals engaged during the year as certain business plans or projects that requires assistants from consultants and professionals has completed during the year.

Sales and Marketing Expenses

Sales and marketing expenses mainly represent advertising expenses; such charges for FY 2026 and FY 2025 were approximately $0.9 million and $2.0 million, respectively, representing an approximate decrease of 57.0%. The decrease in sales and marketing expenses was primarily attributable to the Company’s more targeted and disciplined approach to advertising spend during FY 2026.

Other operating income (expense), net

Other operating income, net, for FY 2026 were approximately $57,000 and other operating expense, net, for FY 2025 were approximately $27,000. Such change was mainly represent gain on disposal of fixed assets and bad-debt recovery, they are partly off-set by other operating expenses such unrealized exchange loss and loss on de-recognition of subsidiary.

Interest expense

Interest expense mainly represent interest on bank borrowings and lease liabilities; such charges for FY 2026 and FY 2025 were approximately $672,000 and $789,000, respectively, representing an approximate decrease of 14.8%. Such decrease was driven by decrease in interest rate.

Income tax expense

Income tax expense for FY 2026 and FY2025 was approximately $366,000 and approximately $456,000, the decrease mainly resulted from reduce in taxable income of the year.

Discussion For the Fiscal Years Ended 31 March, 2026 and 2025

Liquidity and Capital Resources

The Group and a registered financial institution under the Monetary Authority of Singapore (the “Lender”) are parties to a temporary bridge loan dated October 21, 2020 (supplemented May 5, 2021, August 3, 2021, July 26, 2022 and October 25, 2024). The aggregate amount of this loan outstanding at March 31, 2025 is approximately $0.9 million (S$1.3 million). This loan is fully repaid during the year ended March 31, 2026.

The Group and the Lender are parties to four overdraft facilities dated August 6, 2019; July 14, 2022 (supplemented October 30, 2024), July 20, 2022 and October 17, 2024, respectively. The aggregate amount of the overdraft facilities is approximately $7.7 million (S$10.3 million), of which $5.9 million (S$7.6 million) was outstanding at March 31, 2026.

These loans bear interest at a rate that ranges from 2.0% to 5.5% per annum. These loans and are secured by debentures over assets and several guarantees from Sapphire Universe, certain Executive Officers and one or more Major Shareholders for an unlimited amount. See section titled “Related Party Transactions”.

We are a party to a “with recourse” receivable purchase facility dated July 20, 2018 (supplemented September 28, 2021 and August 15, 2022; and replaced September 27, 2024) and July 23, 2020 (supplemented August 18, 2022 and September 5, 2024) with the Lender pursuant to which Primech A & P and Maint-Kleen agreed to sell to the Lender, and the Lender agreed to purchase from the subsidiary, certain receivables owing from customers. All amounts due under the terms of the Facility, totaling up to approximately $5.2 million (S$7.0 million), are guaranteed by security over receivables; debentures over assets and several personal guarantees for an unlimited amount. The bank granted a temporary increase in the credit limit of an additional $2.6 million (S$ 3.3 million) from January 2026 through March 2026 and $1.2 million (S$1.5 million) from April 2026 through June 2026. The outstanding balance under this loan at March 31, 2026 was approximately $3.8 million (S$4.9 million). See section titled “Related Party Transactions”. We pay a discount charge calculated based on 1.5% p.a. over three months bank’s Costs of Fund on the outstanding gross amount of accounts receivable factored.

The Group and the Lender are parties to a business property financing facility dated March 30, 2021 (supplemented February 10, 2023 and November 6, 2024) in relation to our acquisition of the properties located at 23 Ubi Crescent and 25 Ubi Crescent, Singapore. The purchase price is approximately $6.7 million consisted of cash consideration of approximately $1.7 million and a loan obtained from the Lender of approximately $5.0 million (S$6.8 million) and the outstanding balance of this loan at March 31, 2026 was approximately $4.3 million (S$5.5 million). This facility is secured by several personal guarantees. See section titled “Related Party Transactions”.

Primech A&P is required to maintain, during the term of the financing agreements relating to each of these facilities, a minimum adjusted tangible net worth of $7.0 million (SGD 10.0 million), and a gearing ratio, defined as to the ratio of total bank debt to tangible net worth of not more than 2.2. As of March 31, 2026, we are complying of the financial covenants.

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. For FY 2026, the Company recorded net loss of approximately $3.0 million and cash provided by operating activities of approximately $3.9 million. We received approximately $3.1 million and $4.5 million in Singapore government grants which were netted against our direct costs and expenses, general and administrative expenses and other operating income in FY 2026 and FY 2025, respectively. These government subsidies were received from government authorities in Singapore, and were primarily used to offset wage costs, and are recorded as a reduction to associated wage costs in cost of revenue and general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income.

Notwithstanding the receipt of the government subsidies received during FY 2026, management believes that with working capital of approximately $8.1 million (including cash of $8.9 million) and approximately $6.0 million of available loans or overdraft facilities at March 31, 2026, our liquidity is sufficient to fund operations for at least one year from the date the Group’s March 31, 2026 financial statements are issued.

We intend to fund our future operations and meet our financial obligations through revenue growth. We cannot, however, provide assurance that revenue, income and cash flows generated from our businesses will be sufficient to sustain our operations in the twelve months following the date of this report. As a result, we are actively evaluating strategic alternatives including debt and equity financings and potential sales of investment assets.

Cash Flows — Operating Activities

We used approximately $11.3 million more cash in operating activities during the year ended March 31, 2026 than we did during the year ended March 31, 2025. The increase in cash used in continuing operating activities mainly resulted from the decrease in government subsidies receivables and increase in accounts receivable.

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

Cash Flows — Investing Activities

We used approximately $0.3 million less cash from investing activities during the year ended March 31, 2026 than we did during the year ended March 31, 2025. The decrease in cash used in investing activities resulting from increase in proceed from sales of property and equipment while partly offset by increase in acquisition of property and equipment.

We used approximately $0.2 million more cash in investing activities during the year ended March 31, 2025 than we did during the year ended March 31, 2024. The increase in cash used in investing activities resulting from more acquisition of property and equipment.

Cash Flows — Financing Activities

We generated approximately $7.1 million more cash from financing activities during the year ended March 31, 2026 than we did during the year ended March 31, 2025. The increase in cash from financing activities resulted from proceed from convertible bonds and less repayment of bank loans in the period.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Mr. Kin Wai Ho	50	Chief Executive Officer and Director
Mr. Hansel Loo	45	Senior Vice President, Operations
Mr. Khazid bin Omar	61	Senior Vice President, Corporate Services
Ms. Kit Yu Lee	40	Chief Financial Officer
Mr. William Mirecki	56	Independent Director
Mr. William Yuen	59	Independent Director
Dr. Kai Yue Jason Chan	52	Independent Director

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

B. Compensation

For the years ended March 31, 2026 and 2025, we paid an aggregate of $1,667,000 and $1,523,000, respectively, in cash and benefits in-kind granted to or accrued on behalf to our Directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our Directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Executive Officers and Directors.

In addition, for the years ended March 31, 2026 and 2025, the Company paid $729,000 and $640,000, respectively, to one of beneficial owner of the Company, for his services to a subsidiary of the Company.

In addition, for the years ended March 31, 2026 and 2025, the Company paid $316,000 and $386,000, respectively, to one of the member senior management as bonus in respect of performances on certain projects managed by this member of senior management.

2025 Employee Incentive Plan

We have not granted any equity awards to our directors or executive officers during the fiscal year ended March 31, 2024. On June 19, 2025, Primech 2025 Employee Incentive Plan (the “Plan”) became effective. The following sets forth certain information with respect to our share incentive plan. The following description is only a summary of the plan and is qualified in its entirety by reference to the full text of the Plan, which serves as an exhibit to this Form 20-F. As of the date of this Annual Report, 0 Ordinary Shares under the Plan had been granted. The Plan provides for the granting of share awards. grants may be evidenced by award agreements.

Incentive Compensation

We do not maintain any cash incentive or bonus programs and did not maintain any such programs during the year ended March 31, 2025 and 2026.

Share-based Compensation

During the year ended March 31, 2026, the Company issued 3,000,000 Class B Preference Shares to Mr. Ho Kin Wai. Along side the issuance of Class B preference shares, an Equity Compensation Deed (“ECD”) was signed by Mr. Ho Kin Wai which essentially removed all economic rights of the 3,000,000 Class B Shares issued to him and only retained the voting rights. These 3,000,000 Class B shares are valued at $30,000. Save except for the 3,000,000 Class B Preference Shares to Mr. Ho Kin Wai, we have not issued any other share-based compensation.

C. Board Practices

Pursuant to our Constitution, we are required to have at least one director who is ordinarily resident in Singapore.

Under our Constitution, a director may be appointed by resolution of shareholders or by the directors. An appointment of a director may be on terms that the director will, subject to the Companies Act and every other act for the time being in force concerning companies and affecting the Company, retire from office once every three years (unless he or she has sooner vacated office) at an annual general meeting, and for this purpose, at each annual general meeting, one-third of the directors for the time being (or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation.

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

Our Company’s constitution provides that its shareholders by ordinary resolution, or its board of directors shall have the power, at any time and from time to time, to appoint any person to be a director either to fill a casual vacancy or as an additional director. A person so appointed by the board of directors shall hold office only until the next annual general meeting.

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

We are permitted to follow certain corporate governance rules that conform to Singapore requirements in lieu of many of the Nasdaq corporate governance rules. Previously, we elected to follow Singapore home country governance practice in lieu of Nasdaq Rule 5635(d) in connection with capital raising transactions contemplated to be undertaken utilizing the Company’s effective “shelf” registration statement on Form F-3 registration statement filed with the Securities and Exchange Commission on November 29, 2024 and was declared effective by the SEC on December 9, 2024, since such transactions may constitute a 20% Issuance. The Singapore home country governance practice was valid until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier. As of the date of this Annual report, the election of Singapore home country governance practice have expired. Save except for the foregoing, we intend to comply with the rest of Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 38,417,987 Ordinary Shares and 3,000,000 Class B Preference Shares outstanding as of the date of this annual report.

Holders of our Ordinary Shares are entitled to one (1) vote per share and holders of our Class B Preference Shares are entitled to ten (10) votes per share. Unless otherwise specifically approved by shareholders, the Class B Preference Shares shall be automatically and immediately converted into Ordinary Shares on a one-for-one basis, in the event that (i) the Class B Preference Share is sold or transferred to any person; (ii) if the holder of the Class B Preference Share is a director or officer of the Company and said person ceases service as a director or officer of the Company; or (iii) if the aggregate number of Class B Preference Shares in issue exceeds 10% of the issued Ordinary Shares for any reason whatsoever, such number of Class B Preference Shares which exceed 10% of the Ordinary Shares shall be converted into Ordinary Shares. Holders of our Ordinary Shares and Class B Preference Shares are entitled to vote on all matters submitted to a vote of our Shareholders, except as may otherwise be required by law.

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

	Shares beneficially owned
	Ordinary Shares Number	Class B Preference Shares Number	Percent of Total Voting Power
Directors and Executive Officers: (1)
Mr. Kin Wai Ho(2)	17,255,731	3,000,000	69.07%
Mr. William Mirecki	25,317	—	0.04%
Mr. William Yuen	25,317	—	0.04%
Dr. Kai Yue Jason Chan	25,317	—	0.06%
Mr. Khazid bin Omar	—	—	—
Mr. Hansel Loo	—	—	—
Ms. Kit Yu Lee	—	—	—
Directors and Executive Officers as a group	17,331,682	3,000,000	69.21%

Principal Shareholders: (1)
Sapphire Universe(2)	30,787,500	—	45.0%
Mr. Kin Wai Ho(2)	17,255,731	3,000,000	69.07%
Mr. Cyrus Jun Ming Wen(2)	11,083,500	—	16.46%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 60 MacPherson Road, Siemens Centre, #04-08, Singapore 348615.

(2)	Sapphire Universe is owned by Bright Oracle Limited, Oriental Unicorn Limited and Shining Valkyrie Development Limited which hold 15.5%, 48.5% and 36%, respectively, of the outstanding shares of Sapphire Universe. Mr. Kin Wai Ho owns and controls Bright Oracle Limited. As such, Mr. Kin Wai Ho is deemed to beneficially own 4,772,063 Ordinary Shares held through Bright Oracle Limited. Mr. Kin Wai Ho and Mr. Jin Ngee Vernon Kwek beneficially owns and controls 83.5% and 16.5% of the issued and outstanding shares of Oriental Unicorn Limited, respectively. As such, Mr. Kin Wai Ho is deemed to beneficially own 12,468,168 Ordinary Shares held through Oriental Unicorn Limited. Shining Valkyrie Development Limited is a wholly-owned subsidiary of Delight Treasure Holdings Limited. Mr. Cyrus Jun Ming Wen owns and controls Delight Treasure Holdings Limited. As such, Mr. Cyrus Jun Ming Wen is deemed to beneficially own 11,083,500 Shares held through Shining Valkyrie Development Limited. The registered address for Sapphire Universe is 3rd Floor, J & C Building, P.O. Box 933, Road Town, Tortola, British Virgin Islands, VG1110.

As of the date of this annual report, approximately 17.7% of our issued and outstanding Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders).

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

Primech A&P entered into a business property financing facility dated March 30, 2021, and supplemented on February 10, 2023 and August 11, 2023, with the Lender in an aggregate amount of approximately $5.0 million (S$6.7 million). This facility was drawn down on April 1, 2021 that matures in April 2041. Each of Ho Kin Wai, the Chairman of our Company, Kwek Jin Ngee Vernon, a Major Shareholder, and Yew Jin Sng, our Senior Vice President of Business Development, provided a personal guarantee to the Lender, the Company and Sapphire Universe provided a corporate guarantee to the Lender in connection with this facility. In January 2026, the personal guarantee of Yew Jin Sng with the Lender had been terminated.

Primech Services & Engrg entered into a temporary bridging loan dated October 21, 2020, with the Lender in an aggregate amount of approximately $3.7 million (S$5.0 million), that matures in March 2026. After the amalgamation of A & P Maintenance and Primech Services & Engrg, Primech A&P entered into four supplemental letters with the Lender on May 5, 2021, August 3, 2021, July 26, 2022 and October 25, 2024, respectively. Each of Ho Kin Wai, Kwek Jin Ngee Vernon, and Yew Jin Sng provided a personal guarantee to the Lender in connection with this temporary bridging loan. The bridging loan was fully repaid during the year ended March 31, 2026.

Primech Services & Engrg entered into a recourse receivables purchase facility agreement dated July 20, 2018, with the Lender in an aggregate amount of approximately $3.0 million (S$4.0 million). After the amalgamation of A & P Maintenance and Primech Services & Engrg, Primech A&P entered into a supplemental letter with the Lender on September 28, 2021 pursuant to which this facility was increased to approximately $6.0 million (S$8.0 million), a second supplement letter dated August 15, 2022 and a third supplemental letter dated September 3, 2024, pursuant to which this facility was reduced to approximately $4.5 million (S$6.0 million). Each of Ho Kin Wai, Kwek Jin Ngee Vernon, and Yew Jin Sng, provided a personal guarantee to the Lender in connection with this recourse receivables purchase facility. In January 2026, the personal guarantee of Yew Jin Sng with the Lender had been terminated.

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

Primech A&P entered into a term loan banking facility agreement dated June 28, 2022, with the Lender in an aggregate amount of approximately $1.0 million (S$1.4 million), and supplemented on October 30, 2024. Each of Ho Kin Wai, Kwek Jin Ngee Vernon and Yew Jin Sng provided a personal guarantee to the Lender and Sapphire Universe Holdings Limited provided a corporate guarantee to the Lender in connection with this term loan banking facility. In January 2026, the personal guarantee of Yew Jin Sng with the Lender had been terminated.

Primech A&P entered into an overdraft, guarantee and corporate credit card facility agreement dated July 26, 2022, and supplemented on February 10, 2023 and July 28, 2023, with the Lender in an aggregate amount of approximately $7.8 million (S$10.4 million). The aggregate amount under this facility agreement will be revised to an aggregate amount of approximately $6.0 million (S$8.0 million) after November 25, 2022. Each of Ho Kin Wai, Kwek Jin Ngee Vernon and Yew Jin Sng provided a personal guarantee to the Lender and Sapphire Universe Holdings Limited provided a corporate guarantee to the Lender in connection with this overdraft, guarantee and corporate credit card facility agreement. This facility has been replaced by the new overdraft facility agreement dated October 17, 2024 which Primech A&P entered into with the Lender, as detailed below. In January 2026, the personal guarantee of Yew Jin Sng with the Lender had been terminated.

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

Primech A&P entered into a term loan banking facility agreement dated December 28, 2022, with the Lender in an aggregate amount of approximately $0.3 million (S$0.4 million), and supplemented on October 30, 2024. Each of Ho Kin Wai, Kwek Jin Ngee Vernon and Yew Jin Sng provided a personal guarantee to the Lender and Sapphire Universe Holdings Limited provided a corporate guarantee to the Lender in connection with this term loan banking facility. In January 2026, the personal guarantee of Yew Jin Sng with the Lender had been terminated.

Primech A&P entered into an overdraft, trade finance, guarantee and corporate credit card facility agreement dated October 17, 2024, with the Lender in an aggregate amount of approximately $6.0 million (S$8.0 million). Each of Ho Kin Wai, Kwek Jin Ngee Vernon and Yew Jin Sng provided a personal guarantee to the Lender and the Company and Sapphire Universe Holdings Limited provided a corporate guarantee to the Lender in connection with this overdraft, trade finance, guarantee and corporate credit card facility agreement. In January 2026, the personal guarantee of Yew Jin Sng with the Lender had been terminated.

Primech AI entered into an import finance facility agreement dated October 17, 2024 with the Lender in aggregate amount of approximately 0.4 million (S$0.5 million). Each of Ho Kin Wai and Kwek Jin Ngee Vernon provided a personal guarantee to the Lender and the Company and Primech A&P provided a corporate guarantee to the Lender in connection with this import finance facility agreement.

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

Indemnities Issued to Insurance Providers

As at March 31, 2026, 2025 and 2024, Kwek Jin Ngee Vernon, an indirect Major Shareholder, Yew Jin Sng, our Senior Vice President of Business Development, and Hansel Loo, our Senior Vice President of Operations, each provided a personal guarantee in favor of the relevant providers for certain indemnities amounting to approximately $8.8 million (S$11.3 million), $6.4 million (S$8.6 million) and $6.2 million (S$8.4 million) the relevant insurance provider for performance bonds in respect of service contracts to customers undertaken by the Group.

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

During the year ended March 31, 2026, the Company issued 3,000,000 Class B Preference Shares to Mr. Ho Kin Wai. Along side the issuance of Class B preference shares, an Equity Compensation Deed (“ECD”) was signed by Mr. Ho Kin Wai which essentially removed all economic rights of the 3,000,000 Class B Shares issued to him and only retained the voting rights. These 3,000,000 Class B shares are valued at $30,000.

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

In addition, we believe that any potential conflicts of interest are further mitigated by the following:

(a)	our Directors have a duty to disclose their interests in respect of any contract, proposal, transaction or any other matter whatsoever in which they have any personal material interest, directly or indirectly, or any actual or potential conflicts of interest (including conflicts of interest that arise from their directorship(s) or executive position(s) or personal investments in any other corporation(s)) that may involve them. Upon such disclosure, such Directors shall not participate in any proceedings of our Board of Directors, and shall in any event abstain from voting in respect of any such contract, arrangement, proposal, transaction or matter in which the conflict of interest arises, unless and until our Audit Committee has determined that no such conflict of interest exists;

(b)	our Audit Committee is required to examine the internal procedures put in place by our Company to determine if such procedures put in place have become inappropriate or insufficient in the event of changes to the nature of, or manner in which, the business activities of our Group, our joint ventures or the interested persons are conducted, or if they are sufficient to ensure that Related Party Transactions are conducted on normal commercial terms and will not be prejudicial to our Company and its Shareholders;

(c)	our Audit Committee will review any actual or potential conflicts of interest that may involve our Directors as disclosed by them to our Board. Upon disclosure of an actual or potential conflict of interests by a Director, our Audit Committee will consider whether a conflict of interests does in fact exist. A Director who is a member of our Audit Committee will not participate in any proceedings of our Audit Committee in relation to the review of a conflict of interests relating to him or her. The review will include an examination of the nature of the conflict and such relevant supporting data, as our Audit Committee may deem reasonably necessary;

(d)	our Audit Committee will also monitor the investments in our customers, suppliers and competitors made by our Directors, Major Shareholders and their respective associates who are involved in the management of or have shareholding interests in similar or related business of our Company (to the extent as disclosed by them to our Audit Committee) and make assessments on whether there are any potential conflicts of interest;

(e)	our Directors owe fiduciary duties to us, including the duty to act in good faith and in our best interests. Our Directors are also subject to a duty of confidentiality that precludes a Director from disclosing to any third party (including any of our Shareholders or their associates) information that is confidential.

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

C. Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since October 10, 2023 under the symbol “PMEC.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

As of the date of this Report, we are authorized to issue up to such number of Class B Preference Shares equivalent to 10% of the issued Ordinary Shares as may be approved by the Board. As of March 31, 2026, there were 38,417,987 Ordinary Shares and 3,000,000 Class B Preference Shares in issue.

B. Constitution

We are a company incorporated under the laws of the Singapore and our affairs are governed by our Constitution, as amended and restated from time to time, and the Companies Act 1967 of Singapore, as amended, supplemented or modified from time to time.

The following are summaries of material provisions of our Second Amended and Restated Constitution, Exhibit 3.1 of this Annual Report, insofar as they relate to the material terms of our Ordinary Shares.

Registered Office

Our registered office is at 60 MacPherson Road, Siemens Centre, #04-08, Singapore 348615.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares and Class B Preference Shares

The following includes a summary of the terms of the ordinary shares and Class B preference shares based on our Constitution and Singapore law.

General. Our share capital is comprised of two classes of shares: (i) ordinary shares (the “Ordinary Shares”) and (ii) a class of non-redeemable convertible non-cumulative preference shares (“Class B Preference Shares”).

Holders of Ordinary Shares and Class B Preference Shares have the same rights, preferences and privileges, and rank pari passu with each other (including with respect to dividends and participation in surplus assets and profits on a return of capital), except that:

(i)	each Ordinary Share is entitled to one (1) vote and each Class B Preference Share is entitled to ten (10) votes on all matters submitted to a vote of the members and holders of Class B Preference Shares are required to vote together as one class with the holders of Ordinary Shares on all matters submitted to a vote for the members’ consent, except as otherwise required by the Constitution or law; and

(ii)	each Class B Preference Share will automatically and immediately convert into one Ordinary Share upon the earliest to occur of (a) any sale or transfer of the Class B Preference Share (or of any interest therein) to any person, (b) the holder, if a director or officer of our company, ceasing to serve in such capacity, or (c) the aggregate number of outstanding Class B Preference Shares exceeding 10% of our issued Ordinary Shares for any reason, in each case unless shareholders otherwise approve through an enhanced voting process in which each Class B Preference Share is limited to one vote.

Our Constitution provides shareholders with a form of pre-emptive entitlement: subject to any contrary direction given by the Company in general meeting, new shares must, before issue, be offered to persons entitled to receive notice of general meetings, in proportion to their existing holdings.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our shareholders by ordinary resolution, provided that no dividend may exceed the amount recommended by our board of directors. No dividend may be paid otherwise than out of profits available for distribution under the Companies Act. Dividends are apportioned and paid in proportion to the number of shares held. Holders of Ordinary Shares and Class B Preference Shares are entitled to the same dividend rights, if so declared.

Voting Rights. See “Item 10. Additional Information – Constitution – Ordinary Shares and Class B Preference Shares – General”

Meetings. Any general meeting at which it is proposed to pass a special resolution must be called by at least 21 days’ written notice while our annual general meeting and any other extraordinary general meeting must be called by at least 14 days’ written notice.

Our board of directors must convene an extraordinary general meeting upon the written requisition of shareholders holding, in aggregate, not less than 10% of the total voting rights (calculated on a one-share-one-vote basis) of all holders of Ordinary Shares entitled to vote at general meetings, with such meeting to be held as soon as practicable and in any event no later than two months after receipt of the requisition. Our board of directors may also call a general meeting on its own motion.

Except as otherwise provided in our Constitution, two shareholders present in person will constitute a quorum, provided that (i) where a single corporation is beneficially entitled to all of our issued shares, one person representing that corporation constitutes a quorum, and (ii) a proxy representing more than one shareholder, or multiple proxies representing the same shareholder, count as only one shareholder for purposes of determining a quorum. If a quorum is not present within 30 minutes of the time appointed for a general meeting, the meeting, if convened on the requisition of shareholders, will be dissolved; in any other case, it will stand adjourned to the same time and place on the same day in the following week (or the next business day, if that day is not a business day), and if a quorum is still not present within 15 minutes of the time appointed for the adjourned meeting, the adjourned meeting will be dissolved. Shareholders may participate in a general meeting by conference telephone, video conference or similar communications equipment.

A corporation that is a shareholder is deemed to be present in person at a meeting of shareholders if represented by a duly authorized representative appointed by resolution of its directors or other governing body. Such representative is entitled to exercise the same powers on behalf of the corporation which it represents as that corporation could exercise if it were an individual shareholder.

Transfer of Ordinary Shares. Under the Companies Act and our Constitution, a share is transferred by a written instrument of transfer, which must be signed by both the transferor and the transferee and duly witnessed. Subject to our Constitution, there is no restriction on the transfer of fully paid shares, except that our directors may, in their sole discretion, refuse to register an instrument of transfer of shares in respect of any share on which the Company has a lien or to a person of whom they do not approve. All transactions involving our shares, including transfers, must comply with the applicable listing rules of the stock exchange on which our shares are listed.

Liquidation. Our directors have power to petition the Singapore courts to wind up our Company (Insolvency, Restructuring and Dissolution Act 2018, Section 124). On a winding up, the liquidator may, with shareholder approval by special resolution, distribute our Company’s assets among shareholders in specie, valuing such assets as the liquidator considers fair. Ordinary Shares and Class B Preference Shares rank pari passu and share pro rata in any assets available for such distribution.

Calls on Shares and Forfeiture of Shares. Our directors may from time to time make calls on shareholders for amounts unpaid on their shares, upon not less than 14 days’ notice specifying the time and place of payment. Shares on which a call remains unpaid following such notice are liable to be forfeited by resolution of our directors, and interest of up to 10% per annum may be charged on overdue calls. Our company has a first and paramount lien on shares that are not fully paid, and on dividends declared or payable in respect of such shares, in each case restricted to unpaid calls, instalments, interest and expenses relating to those shares.

Redemption and Purchase of Shares. The Companies Act and our Constitution permit us to purchase or otherwise acquire our own issued shares on such terms as our directors think fit, subject to and in accordance with the Companies Act and any prevailing shareholder mandate therefor.

Variation of Rights of Shares. Where our share capital is divided into different classes of shares, the special rights attached to any class may be varied or abrogated, either with the written consent of holders of at least three-quarters of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of that class. Unless otherwise expressly provided by the terms of issue of the shares of a class having preferential rights, the special rights attached to that class shall be deemed to be varied by the creation or issue of further shares ranking equally with that class.

Inspection of Books and Records. Under our Constitution, our accounting records are kept at our registered office (or such other place as our directors determine). Generally, no shareholder, other than a director, a holding company or a parent company has a right to inspect our accounts, books or other records except as conferred by the Companies Act. Shareholders are, however, entitled to receive a copy of our audited financial statements and the auditor’s report at least 14 days before the general meeting at which they are to be laid, and to inspect our statutory registers, including our register of members, as provided under the Companies Act.

Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by our Constitution on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

Issuance of Additional Shares. Our directors may not allot or issue new shares, or grant options over or otherwise dispose of shares, without the prior approval of our shareholders in general meeting, whether by specific ordinary resolution or pursuant to a general share issuance mandate granted by ordinary resolution under Section 161 of the Companies Act. Any such general mandate must be exercised in compliance with the listing rules of the stock exchange on which our shares are listed and in compliance with all applicable laws and our Constitution. Shares carrying special, limited or conditional voting rights, or no voting rights, may only be issued if approved by our shareholders by special resolution.

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

Generally, individual taxpayers who are Singapore tax residents are subject to Singapore income tax on income accruing in or derived from Singapore, unless certain exemptions apply. Foreign-sourced income received on or after January 1, 2004 by a Singapore tax resident individual (except for income received through a partnership in Singapore) is exempt from Singapore income tax if the Comptroller of Income Tax in Singapore (“Comptroller”) is satisfied that the tax exemption would be beneficial to the individual.

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

A company which is a Singapore tax resident is subject to Singapore income tax on income accruing in or derived from Singapore and on foreign-sourced income received or deemed to be received in Singapore, unless certain exemptions apply.

Foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by a Singapore tax resident company is exempt from Singapore income tax if the following conditions are met:

(i)	such income is subject to tax of a similar character to income tax (by whatever name called) or qualified domestic minimum top-up tax (but disregarding any excluded top-up tax) under the law of the territory from which such income is received;

(ii)	at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) (but disregarding any excluded top-up tax or qualified domestic minimum top-up tax) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%; and

(iii)	the Comptroller is satisfied that the tax exemption would be beneficial to the Singapore tax resident company.

Certain concessions and clarifications have also been announced by the Inland Revenue Authority of Singapore (“IRAS”) with respect to such conditions.

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

As announced on April 7, 2026 in a Ministerial Statement, in order to provide support for companies to manage cost pressures, the Singapore government announced a corporate income tax rebate (“CIT Rebate”) of 50% of the corporate tax payable to all taxpaying companies, whether tax resident or not, for YA 2026. Active companies that have employed at least one local employee in 2025 will receive a minimum benefit of S$2,000 in the form of a CIT Rebate Cash Grant. The total maximum benefits of the CIT Rebate and CIT Rebate Cash Grant that a company may receive is S$40,000.

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

There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our Shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which the IRAS regards as the carrying on of a trade or business in Singapore.

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

Goods and Services Tax (“GST”)

The sale of our Shares by a GST-registered investor belonging in Singapore for GST purposes to another person belonging in Singapore is an exempt supply not subject to GST. Any input GST incurred by the GST-registered investor in making an exempt supply is generally not recoverable from the Singapore Comptroller of GST.

Where our Shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by such investor contractually to and for the direct benefit of a person belonging outside Singapore, the sale should generally, subject to the satisfaction of certain conditions, qualify for zero-rating (i.e., subject to GST at 0%). Any input GST incurred by the GST-registered investor in making such a supply in the course of or furtherance of a business may be fully recoverable from the Singapore Comptroller of GST where the relevant conditions are met. Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of our Shares.

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

Malaysian Tax Considerations

Corporate Income Tax

Income tax is imposed on income accruing in or derived from Malaysia or received in Malaysia from outside Malaysia. The rate of income tax for resident and non-resident companies (except for SMEs; i.e. companies with a paid-up capital in respect of Shares of not more than MYR2.5 million and gross income not exceeding MYR50 million in a basis period of a year of assessment from all business sources) is 24%. SMEs are generally subject to income tax at a rate of 15% on the first MYR150,000 of chargeable income and 17% on the next MYR450,000 of chargeable income and 24% on the remaining chargeable income with effect from the YA 2023, provided that, with effect from the YA 2024, a company of which more than 20% of the paid-up capital in respect of ordinary shares is owned, directly or indirectly, by companies incorporated outside Malaysia or by individuals who are not Malaysian citizens will not qualify as an SME and will be subject to income tax at the rate of 24% on its chargeable income.

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

Service tax is generally charged at 8% on taxable services, provided in Malaysia by a registered person in the course of business, and on imported taxable services, with effect from 1 March 2024, save that certain taxable services (including food and beverage services, telecommunication services, vehicle parking services and logistics services) remain subject to service tax at 6%. Taxable services include accommodation services, food and beverage services; and professional services and, with effect from 1 July 2025, the scope of taxable services was expanded to include, among others, leasing or rental services, construction services, financial services, private healthcare services, education services and beauty services.

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

Taxes on Dividends

There is no further income tax on dividends received from a Malaysian company by corporate shareholders. Tax imposed on the company’s profits will be the final tax and dividends distributed to corporate shareholders will not be subject to further tax. With effect from the YA 2025, however, dividend income exceeding MYR100,000 in a year of assessment received by an individual shareholder, whether directly or through a nominee, is subject to income tax at the rate of 2% on the amount of chargeable income in respect of such dividend income in excess of MYR100,000. There is no further income tax on dividends received from a Malaysian company. Tax imposed on the company’s profits will be the final tax and dividends distributed to the Shareholders will not be subject to further tax.

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

The Group relies on bank borrowings as a significant source of liquidity. As at March 31, 2026, the Group has available unutilized facilities of approximately $6.0 million, including $1.8 million unutilized bank overdraft facilities. Management monitors the utilization of bank borrowings regularly.

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

We received net proceeds of approximately $9.5 million after the deduction of approximately $2.7 million of offering costs. As of the date of this annual report, we have fully utilized the net proceeds for (i) growing our business through expanding our range of services and expanding our operations locally and regionally; (ii) marketing and promotional activities, including project for re-branding; (iii) establishing our team of software developers, programmers, and engineers to build our own robots; and (iv) working capital and other general corporate purposes.

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

We carried out an evaluation under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d- 15(e) under the Exchange Act) as of the period covered by this Annual Report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of March 31, 2026.

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

Under the supervision and with the participation of our management, including our principal executive and principal financial officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2026. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2026.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Weinberg & Company P.A., our independent registered public accounting firm for the periods indicated:

Weinberg & Company P.A.

	For the Fiscal Years Ended March 31,
(thousand dollar)	2026	2025	2024
Audit fees(1)	$230	$235	$204
Audit-Related fees	33	89	150
Tax fees	-	-	-
All other fees(2)	-	-	-
Total	$263	$324	$354

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2023.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

As a Singapore company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Stock Market listing rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the Nasdaq Capital Market. Nasdaq Stock Market listing rule 5635 generally provides that shareholder approval is required for U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) issuances in connection with the acquisition of the stock or assets of another company if upon issuance the issued shares will equal to 20% or more of the number of shares or voting power outstanding prior to the issuance, or if certain specified persons have a 5% or greater interest in the assets or company to be acquired (Rule 5635(a)); (ii) issuances or potential issuances that will result in a change of control (Rule 5635(b)); (iii) issuances in connection with equity compensation arrangements (Rule 5635(c)); and (iv) 20% or greater issuances in transactions other than public offerings, as defined in the Nasdaq rules (Rule 5635(d)). Notwithstanding this general requirement, Nasdaq Stock Market listing rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. Singapore does not require shareholder approval prior to any of the foregoing types of issuances, provided that the directors of the company have obtained the approval of the shareholders of the Company to exercise the power of the Company to issue shares in accordance with section 161 of the Companies Act. Previously, we elected to follow Singapore home country governance practice in lieu of Nasdaq Rule 5635(d) in connection with capital raising transactions contemplated to be undertaken utilizing the Company’s effective “shelf” registration statement on Form F-3 registration statement filed with the Securities and Exchange Commission on November 29, 2024 and was declared effective by the SEC on December 9, 2024, since such transactions may constitute a 20% Issuance. The Singapore home country governance practice was valid until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier. As of the date of this Annual report, the election of Singapore home country governance practice have expired. Save except for the foregoing, we intend to comply with the rest of Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

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

PRIMECH HOLDINGS LIMITED AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Consolidated Financial Statements for the Fiscal Years Ended March 31, 2026 and 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Primech Holdings Limited and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Primech Holdings Limited and Subsidiaries (collectively, the “Company”) as of March 31, 2026 and 2025, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2021.

/s/ Weinberg & Company, P.A.

Los Angeles, California

July 29, 2026

Primech Holdings Limited and Subsidiaries
Consolidated Balance Sheets
(in thousands except share data, U.S. dollars)

	As of March 31,
	2026	2025
Assets
Current assets
Cash and cash equivalents	$8,921	$10,145
Accounts receivable, net (including unbilled receivable of $5,622 and $3,520)	19,750	15,633
Government subsidies receivable	288	1,485
Prepaid expenses and other current assets	1,984	1,700
Inventories	-	44
Total current assets	30,943	29,007

Non-current assets
Property and equipment, net	9,362	9,686
Right of use assets	1,824	2,114
Goodwill	402	391
Intangible assets, net	-	2
Total assets	$42,531	$41,200

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued expenses	$10,803	$10,330
Notes payable-current portion	10,145	8,481
Lease liabilities-current portion	1,429	1,595
Income tax liabilities	404	461
Total current liabilities	22,781	20,867

Non-current liabilities
Notes payable-long term (including convertible note payable of $2,000 and nil)	6,155	4,331
Lease liabilities-long term	822	1,068
Deferred tax liability	237	255
Total liabilities	29,995	26,521

Commitments and contingencies

Shareholders’ Equity
Common Stock, 38,417,987 and 38,417,987 shares issued and outstanding as of March 31, 2026 and 2025, respectively,	23,961	23,961
Class B Preference Shares 3,000,000 and nil shares issued and outstanding as of March 31, 2026 and 2025, respectively,	30	-
Additional paid-in capital	924	924
Accumulated other comprehensive income	1,787	995
Accumulated deficit	(13,428)	(10,991)
Total Primech Holdings Limited shareholders’ equity	13,274	14,889

Non-controlling interests	(738)	(210)
Total shareholders’ equity	12,536	14,679
Total liabilities and shareholders’ equity	$42,531	$41,200

The accompanying notes are an integral part of these consolidated financial statements.

Primech Holdings Limited and Subsidiaries
Consolidated Statements of Operations and other Comprehensive Loss
(in thousands except share and per share data, U.S. dollars)

	For the Years Ended March 31,
	2026	2025
Revenues
Revenues, net	$78,009	$74,349

Operating costs and expenses
Cost of revenue (net of $2,805 and $4,148 of government subsidies)	64,695	56,823
General and administrative expenses (net of $201 and $318 of government subsidies)	14,436	16,176
Sales and marketing expenses	864	2,007
Goodwill impairment	-	291
Total operating costs and expenses	79,995	75,297
Loss from operations	(1,986)	(948)
Other operating income (expense), net (includes $60 and $8 of government subsidies)	57	(27)
Interest expense	(672)	(789)
Loss before income taxes	(2,601)	(1,764)
Income tax expense	(366)	(456)
Net loss	(2,967)	(2,220)
Loss attributable to non-controlling interests	530	278

Net loss attributable to Primech Holdings Limited	(2,437)	(1,942)

Other comprehensive income (loss): Currency translation adjustment	794	72
Comprehensive loss	(2,173)	(2,148)
Comprehensive loss attributable to non-controlling interests	528	278
Comprehensive loss attributable to Primech Holdings Limited	$(1,645)	$(1,870)

Earnings loss per share:
Basic and Diluted	$(0.06)	$(0.05)

Weighted average number of ordinary shares outstanding:
Basic and Diluted	38,417,987	37,584,000

The accompanying notes are an integral part of these consolidated financial statements.

Primech Holdings Limited and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
(in thousands except share data, U.S. dollars)

	Common stock		Class B Preference shares		Additional paid in	Accumulated comprehensive	Accumulated	Non- controlling
	Shares	Amount	Shares	Amount	capital	income	deficit	Interests	Total
Balance as of Apr 1, 2024	35,550,000	$22,193	—	$—	$924	$923	$(9,049)	$68	$15,059
Issuance of common shares for services	2,792,036	1,708	—	—	—	—	—	—	1,708
Issuance of common shares to board of directors	75,951	60	—	—	—	—	—	—	60
Net loss	—	—	—	—	—	—	(1,942)	(278)	(2,220)
Foreign currency Translation adjustment	—	—	—	—	—	72	—	—	72
Balance as of March 31, 2025	38,417,987	$23,961	—	$—	$924	$995	$(10,991)	$(210)	$14,679
Net loss	—	—	—	—	—	—	(2,437)	(530)	(2,967)
Share based compensation to Director	—	—	3,000,000	30	—	—	—	—	30
Foreign currency translation adjustment	—	—	—	—	—	792	—	2	794
Balance as of March 31, 2026	38,417,987	$23,961	3,000,000	$30	$924	$1,787	$(13,428)	$(738)	$12,536

The accompanying notes are an integral part of these consolidated financial statements.

Primech Holdings Limited and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands except share data, U.S. dollars)

	For the Years Ended March 31,
	2026	2025
Cash flows from operating activities:
Net loss	$(2,967)	$(2,220)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	1,476	1,483
Change in right of use assets	2,042	2,479
(Gain) loss on disposal of property and equipment	(62)	1
Amortization of intangible assets	2	19
Share based compensation	30	1,768
(Reversal) provision for doubtful accounts	(85)	31
Impairment of goodwill	—	291
Loss on de-recognition of a subsidiary	169
Interest accrued for convertible note	28	—

Change in operating assets and liabilities:
Deferred tax liability	(28)	—
Accounts receivable	(3,442)	2,888
Government subsidies receivables	1,259	(111)
Prepaid expenses & other current assets	(220)	2,132
Inventories	39	11
Accounts payable and accrued expenses	76	879
Operating lease liabilities	(2,169)	(2,731)
Tax payable	(75)	462
Net cash (used in) provided by operating activities	(3,927)	7,382

Cash flows from investing activities:
Acquisition of property and equipment	(1,735)	(1,098)
Proceeds from sale of property and equipment	1,007	67
Net cash used in investing activities	(728)	(1,031)

Cash flows from financing activities:
Proceeds from convertible note	2,000	—
Payment of finance lease liabilities	(213)	(126)
Repayment of bank loans	(141,610)	(159,107)
Proceeds from bank loans	142,581	154,846
Net cash provided by (used in) financing activities	2,758	(4,387)

Net decrease in cash and cash equivalents	(1,897)	1,964
Effect of exchange rate changes on cash and cash equivalents	673	533
Cash and cash equivalents, beginning of year	10,145	7,648
Cash and cash equivalents, end of year	$8,921	$10,145

Supplemental disclosure of cash flow information
Cash paid for interest	639	789
Cash paid for taxes	480	-
Supplemental disclosure of non-cash investing and financing transactions
Acquisition of equipment under finance leases	265	367
Recognition of Right of use assets and liabilities	1,670	1,167

The accompanying notes are an integral part of these consolidated financial statements.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026 and 2025
(in thousands except share data, U.S. dollars)

1. Organization and Summary of Significant Accounting Policies

Primech Holdings Limited (“PHL”) is a company incorporated in Singapore on December 29, 2020. PHL’s controlling shareholder is Sapphire Universe Holdings Limited (the “Parent”), which was formed in February 2018.

In 2018 through 2020, the Parent acquired Primech Services & Engrg (“Primech”), A&P Maintenance (“A&P”), Acteef Cleaning Specialists Pte Ltd (“Acteef Cleaning”), and Maint-Kleen Pte. Ltd (“Maint-Kleen”) (collectively, the “Subsidiaries”, and with PHL, the “Company”). Each of these companies had, prior to their acquisitions, operated in Singapore between 20 and 38 years, and the acquisitions by the Parent established a group of companies that provides a wide spectrum of cleaning services. Subsequent to their acquisition by the Parent, Primech and A&P merged into one company known as Primech A&P Pte Ltd (“Primech A&P”). On April 1, 2021, the Company acquired 100% of interest of Princeston International (S) Pte. Ltd (“Princeston”) and 80% of interest of CSG Industries Pte Ltd (“CSG”). Effective November 22, 2022, the Parent reorganized its corporate structure by transferring ownership of the Subsidiaries to PHL. Because this reorganization was among entities under common control, the accompanying consolidated financial statements are presented as if PHL had been the parent holding company for all periods presented.

On March 28, 2024, the company incorporated Primech AI Holdings Limited (“Primech AI Holdings, PAHL”) and Primech AI Investments Limited (“Primech AI Investments”). PAHL entered into a memorandum of understanding with an independent third party on April 16, 2024, which we will jointly introduce an eco-friendly and fully automatic artificial intelligent-powered toilet cleaning robots. On May 29, 2024, Primech AI Pte. Ltd. was set up, and Primech Holdings Ltd. holds a 51% interest in Primech AI Pte. Ltd. On May 7, 2024, the company incorporated Primech Hong Kong Limited (“Primech HK”). On September 12, 2025, the company incorporated Primech USA Inc. (“Primech USA”). On November 8, 2025, the Company struck-off Acteef Cleaning and recognized a loss of $169 on deconsolidation of a subsidiary during the year ended March 31, 2026, included in other operating income (expense), net in the accompanying statements of operations and other comprehensive loss.

On May 11, 2023, the Company changed its corporate name to Primech Holdings Ltd., so as to remove the designation “Pte.” which is used only for privately held companies under Singapore law, and adopted a constitution for a public company under Singapore law.

Liquidity

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. For the fiscal year ended March 31, 2026, the Company recorded a net loss of approximately $2,967 and cash used in operating activities was approximately $3,927. Included in these amounts are government subsidies of approximately $3,066. These government subsidies were received from government authorities in Singapore, and were primarily used to offset wage costs, and are recorded as a reduction to associated wage costs in cost of revenue and general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.

Notwithstanding the receipt of the government subsidies, management believes that its March 31, 2026, working capital of approximately $8,162 (including cash of approximately $8,921) and approximately $7,614 of available loans or overdraft facilities are sufficient to fund operations for at least one year from the date the Company’s March 31, 2026, financial statements are issued. The amount and timing of future cash requirements will depend, in part, on the Company’s operating profitability. The Company may seek to raise additional debt and/or equity capital to fund future operations and strategic initiatives, but there can be no assurances that the Company will be able to secure such additional financing in the amounts necessary to fully fund its operating requirements on acceptable terms, or at all. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “PMEC” on October 10, 2023. The amount and timing of future cash requirements will depend, in part, on the Company’s operating profitability.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026 and 2025
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

As of March 31, 2026, PHL has eight wholly-owned subsidiaries, Primech A&P, HomeHelpy Singapore Pte. Ltd, Maint-Kleen, My All Services Sdn Bhd, Princeston, Primech AI, Primech HK and Primech USA; one 80% owned subsidiary, CSG; and two 51% owned subsidiaries, Primech AI Investments and Primech AI Pte. Ltd. All intercompany amounts and transactions have been eliminated in consolidation. All subsidiaries are entities incorporated under the laws of Singapore, except for My All Services which was incorporated in Malaysia, Primech AI and Primech AI Investments which were incorporated in British Virgin Islands, Primech Hong Kong was incorporated in Hong Kong and Primech USA was incorporated in United States of America.

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

The Company provides certain services under contracts that bill customers based on agreed-upon rates. For these contracts, the Company has a right to invoice the customer in an amount that corresponds directly with the value to the customer of the Company’s performance completed to date. Accordingly, the Company applies the practical expedient in ASC 606-10-55-18 and recognizes revenue in the amount to which it has a right to invoice, as this amount corresponds directly with the value delivered to the customer. As such, the Company does not disclose the aggregate amount of the transaction price allocated to unsatisfied performance obligations for these contracts.

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
For the Years Ended March 31, 2026 and 2025
(in thousands except share data, U.S. dollars)

1. Organization and Summary of Significant Accounting Policies (cont.)

For the years ended March 31, 2026 and 2025, a total of approximately $2,805 and approximately $4,171 respectively of subsidies related to income were received that primarily offset various payroll and related costs. In addition, for the years ended March 31, 2026 and 2025 the Company received approximately $69 and approximately $320, respectively, of subsidies related to assets that offset purchases of certain equipment. At March 31, 2026 and 2025, government subsidies receivable totalled approximately $288 and approximately $1,485, respectively. There are no unfulfilled conditions or other contingencies related to these subsidies.

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

We maintain cash balances in Singapore dollars (“SGD”), U.S. Dollars (“USD”), Hong Kong dollars (HKD) and Malaysian Ringgit (“MYR”). The following table, reported in USD, disaggregates our cash balances by currency denomination:

	For the Years Ended March 31,
	2026	2025
Cash denominated in:
SGD	$8,513	$10,037
USD	370	16
MYR	-	54
HKD	38	38
Total	$8,921	$10,145

Accounts receivable

Accounts receivable are recorded at the invoiced amount less an allowance for estimated credit losses. Accounts receivable also includes unbilled amounts for which we have performed services for the customer but have not yet invoiced. Accounts receivable at March 31, 2026 and 2025 included unbilled receivables of approximately $5,622 and approximately $3,520, respectively. We regularly evaluate the collectability of trade receivable balances based on a combination of factors such as customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment patterns. If we determine that a customer will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material events impacting its business, a specific reserve for bad debt will be recorded to reduce the related receivable to the amount expected to be recovered. Reserve for estimated credit losses were approximately $411 and approximately $477 as of March 31, 2026 and 2025, respectively.

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
For the Years Ended March 31, 2026 and 2025
(in thousands except share data, U.S. dollars)

1. Organization and Summary of Significant Accounting Policies (cont.)

Intangible assets

Amortizable identifiable intangible assets are stated at cost less accumulated amortization, and represent customer relationships and customer backlog acquired in business combinations. Customer backlog represents the value of existing firm purchase orders in place at the time of acquisition and are amortized over 3 years. Customer relationships are amortized over 5 years. The Company follows ASC 360 in accounting for intangible assets, which requires impairment losses to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by the assets are less than the assets’ carrying amounts. For the years ended March 31, 2026 and 2025, the Company determined there were no indicators of impairment of its amortizable identifiable intangible assets.

Goodwill

Goodwill is the excess of cost of an acquired entity over the fair value of amounts assigned to assets acquired and liabilities assumed in a business combination. Under the guidance of ASC 350, goodwill is not amortized, rather it is tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. An impairment loss generally would be recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit and would be measured as the excess carrying value of goodwill over the derived fair value of goodwill. The Company’s policy is to perform an annual impairment testing for its reporting units on March 31, of each fiscal year. For the year ended March 31, 2026, the Company determined there was no impairment of its remaining recorded Goodwill. For the year ended March 31, 2025, the Company determined there was an impairment charge of approximately $291 related to the recorded Goodwill relating to its acquisition of CSG.

Impairment of long-lived assets

Long-lived assets primarily include property and equipment and intangible assets. In accordance with the provision of ASC 360, the Company generally conducts its annual impairment evaluation to its long-lived assets, usually in the fourth quarter of each year, or more frequently if indicators of impairment exist, such as a significant sustained change in the business climate. The recoverability of long-lived assets is measured at the reporting unit level. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. As of March 31, 2026 and 2025, the Company determined there were no indicators of impairment of its long-lived assets.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026 and 2025
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

The Company is required to use observable market data if such data is available without undue cost and effort. The Company has no fair value items required to be disclosed as of March 31, 2026 or 2025 under these requirements.

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

Advertising

Costs related to advertising and product promotion expenditures (including attending of product exhibitions) are charged to “Sales and marketing expenses” as incurred. Certain advertising costs are paid in advance and are expensed at the time the advertising occurs. Advertising costs aggregated $864 and $2,007 for the year ended March 31, 2026 and 2025, respectively.

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
For the Years Ended March 31, 2026 and 2025
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

Earnings per share

Basic earnings (loss) per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary shares outstanding and of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. At March 31, 2026, potentially dilutive securities include 1,000,000 shares issuable upon conversion of Convertible promissory note. For the years ended March 31, 2025, the Company had no dilutive equity instruments.

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

We used the exchange rates in the following table to translate amounts denominated in non-USD currencies as of and for the periods noted:

	As of March 31,
	2026	2025
Exchange rates at March 31:
SGD:USD	0.77	0.75
HKD:USD	0.13	0.13
RM:USD	0.24	0.22

	For the Years Ended March 31,
	2026	2025
Average exchange rate during the year ended March 31:
SGD:USD	0.78	0.75
HKD:USD	0.13	0.13
RM:USD	0.25	0.23

Concentration

For the year ended March 31, 2026, one customer accounted for 16.3% of our total revenue and two customers accounted for an aggregate of 36.9% our accounts receivable. For the year ended March 31, 2025, one customer accounted for 15.5% of our total revenue and one customer accounted for 21.1% of our accounts receivable.

For the year ended March 31, 2026 and 2025, there were no vendors that accounted for more than 10% of our total operating costs and expenses. At March 31, 2026 and 2025, no vendors accounted for more than 10% of accounts payable.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026 and 2025
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

Segment reporting

The Company operates in two segments, commercial cleaning services and robotic, based on how the chief operating decision maker (“CODM”) views and evaluates the Company’s operations in making operational and strategic decisions and assessments of financial performance. The Company’s President has been identified as the CODM.

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

Recent Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses. The guidance in ASU 2024-03 requires public business entities to disclose in the notes to the financial statements, among other things, specific information about certain costs and expenses including purchases of inventory; employee compensation; and depreciation and amortization expense for each caption on the income statement where such expenses are included. The update is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted, and the amendments may be applied prospectively to reporting periods after the effective date or retrospectively to all periods presented in the financial statements. We are currently evaluating the provisions of this guidance and assessing the potential impact on our financial statement disclosures.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832), which adds guidance to ASC 832 on the recognition, measurement, and presentation of government grants. The overall principle of the new standard is that a government grant is recognized in earnings in the same period(s) that the costs for which the grant was intended to compensate are recognized. A government grant cannot, however, be recognized until it is probable that (i) the company will comply with the conditions attached to the grant and (ii) the grant will be received. ASU No. 2025-10 is effective for fiscal years beginning after December 15, 2028, with early adoption permitted. The Company is currently evaluating the impact of this ASU on our financial statements and disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

2. Revenues

The Company’s revenue is primarily from providing a wide variety of cleaning services, including facilities services, stewarding services, cleaning services to individual customers and other service revenues. The Company also sells or lease cleaning robots. Revenue from services is recognized as the services are provided. Service revenue is recognized based on the time incurred by our staff in performing cleaning services and is billed on a monthly basis. The Company offers no discounts, rebates, rights of return, or other allowances to clients which would result in the establishment of reserves against service revenue. Additionally, to date, the Company has not incurred incremental costs in obtaining a client contracts.

Substantially all of our revenue is derived from our operations in Singapore.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026 and 2025
(in thousands except share data, U.S. dollars)

2. Revenues (cont.)

Disaggregation of Revenue

The following table presents a disaggregation of our revenue by major category

	For the Years Ended March 31,
Revenue by service line	2026	2025
Facilities cleaning services	$63,940	$58,594
Stewarding services	6,242	8,354
Cleaning services for commercial office tenants	7,563	7,089
Total service revenues from Singapore	77,745	74,037
Sales of products	252	312
Lease of cleaning robots	12	-
	$78,009	$74,349

	For the Years Ended March 31,
Revenue by customer category	2026	2025
Facilities cleaning services
Conservancy common areas	$12,825	$12,764
Commercial	8,474	8,527
Institutional	18,599	15,976
Multi-family residential	6,942	4,835
Hotel	3,304	4,175
Asian Aviation hub	12,692	11,522
Industrial	1,009	540
Others	95	255
	63,940	58,594
Stewarding services	6,242	8,354
Cleaning services for commercial office tenants	7,563	7,089
Total service revenues from Singapore	77,745	74,037
Sales of products	252	312
Lease of cleaning robots	12	-
	$78,009	$74,349

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026 and 2025
(in thousands except share data, U.S. dollars)

3. Accounts receivable

Trade and other receivables, net of allowance for credit losses consist of the following:

	As of March 31,
	2026	2025
Accounts receivable	$14,539	$12,590
Unbilled receivables	5,622	3,520
Less: allowance for credit losses	(411)	(477)
Accounts receivable, net	$19,750	$15,633

At March 31, 2026 and 2025, provisions for doubtful accounts receivables were approximately $411 and approximately $477, respectively.

4. Property and Equipment

At March 31, 2026 and 2025, property and equipment consisted of the following:

	As of March 31,
	2026	2025
Machinery	$7,916	$6,988
Motor vehicles	846	1,189
Office equipment	1,579	1,501
Furniture and fixtures	825	800
Leasehold improvements	859	813
Leasehold property	6,791	7,228
Assets under construction	93	87
	18,909	18,606
Less: accumulated depreciation	(9,547)	(8,920)
Total	$9,362	$9,686

Depreciation expense was approximately $1,476 and approximately $1,483 for the years ended March 31, 2026 and 2025, respectively. During the year ended March 31, 2026 and 2025, the Company disposed of property and equipment with a net asset value of $859 and $527 for proceeds of $1,007 and $67, respectively.

Primech A&P holds a sixty (60) year leasehold interest in 23 Ubi Crescent Singapore (expiring July 2057) and a sixty (60) year leasehold interest in 25 Ubi Crescent Singapore (expiring July 2057) (see Note 13). As at March 31, 2025, CSG Industries holds a thirty (30) year interest (expiring in February 2038) in 50 Tuas Avenue 11 #01-22 Tuas Lot Singapore 639107; this property was disposed during the year ended March 31, 2026.

5. Prepaid expenses and other current assets

Prepaid expenses and other current assets, net consisted of the following:

	As of March 31,
	2026	2025
Deposits	$667	$889
Other prepaid amounts	1,317	811
Total	$1,984	$1,700

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026 and 2025
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

As of March 31, 2026, the Company has operating lease agreements for certain of its office facilities, office equipment and workers’ accommodations with remaining lease terms of 1 to 56 months. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company accounts for the lease and non-lease components of its leases as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

The following table sets forth the components of the Company’s lease cost for the year ended March 31, 2026 and 2025.

	March 31,
	2026	2025
Finance lease cost:
Depreciation of asset under finance lease	$184	$123
Interest on lease liabilities (included in interest expense in the statements of operations)	29	26
Total finance lease cost	$213	$149
Operating lease cost:
Amortization of right of use asset (included in general and administrative expenses in the statements of operations)	$2,042	$2,479
Rental expense (included in cost of revenue, and general and administrative expenses in the statement of operations)	486	390
Operating lease cost	$2,528	$2,869

Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$2,091	$2,731
Financing cash flows from finance leases	213	126
Total cash paid for amounts included in measurement of lease liabilities	$2,304	$2,857

The following table sets forth the Company’s right of use assets and lease liabilities as of March 31, 2026 and 2025:

	March 31,
	2026	2025
Finance lease assets (included in Property and equipment-see Note 4)	$930	$1,112
Operating lease right of use assets	$1,824	$2,114

Finance lease liabilities
Non-current liabilities	$258	$385
Current liabilities	193	163
Total Finance lease liabilities	$451	$548
Operating lease liabilities
Non-current liabilities	$564	$683
Current liabilities	1,236	1,432
Total operating lease liabilities	$1,800	$2,115

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026 and 2025
(in thousands except share data, U.S. dollars)

6. Leases (cont.)

	March 31, 2026	March 31, 2025
Weighted average lease term (Years)
Finance leases	3.3	1.6
Operating leases	1.4	1.7
Weighted average discount rate
Finance leases	5.8%	6.2%
Operating leases	3.8%	5.2%

Present value of the net minimum lease payments as of March 31, 2026:

Future minimum lease payments	Finance Leases	Operating Leases
2027	$213	$1,274
2028	181	509
2029	59	33
2030	17	9
2031	16	20
Thereafter	4	—
Total minimum lease payments	490	1,845
Less: amount representing interest	(39)	(45)
Present value of net minimum lease payments	$451	$1,800

7. Notes Payable

	As of March 31,
	2026	2025
(A) HSBC – Bridge loan	$-	$932
(B) HSBC – Overdraft facility	5,923	5,404
(C) HSBC – Factoring agreement with recourse	3,823	1,546
(D) HSBC – Term loans	233	594
(E) HSBC – Mortgage loan	4,293	4,336
(F) Convertible promissory note	2,028	-
	16,300	12,812
Less: current portion	(10,145)	(8,481)
Notes payable, net of current portion	$6,155	$4,331

(A)	In October 2020, the Company’s subsidiary Primech A&P obtained a loan in the principal amount of approximately $3,711 (SGD 5,000) from the Lender. The loan bore interest at the rate 2% per annum, was payable in monthly instalments of approximately $77 (SGD 104) each, and will matured in March, 2026. The loan was secured by all the assets of the Primech A&P and was guaranteed by the shareholders of the Parent. The balance of the loan was approximately $932 (SGD 1,250) at March 31, 2025. During the year ended March 31, 2026, the Company has fully repaid the balance.

(B)	In prior periods and through March 31, 2024, certain of the Company’s subsidiaries obtained overdraft facilities from HSBC with an aggregate credit limit of $5,819 (SGD 7,842). The credit facilities are subject to annual review and are due on demand. In October 2024, certain of overdraft facilities were renewed and the aggregate credit limit of overdraft is increased to $6,488 (S$8,700). The bank granted a temporary increase in the credit limit of an additional $1,239 (SGD 1,600) from January 2026 through June 2026. The overdraft facilities permit the subsidiaries to borrow funds on a revolving line of credit up to the credit limit and bear interest at the rate 0.5% per annum below HSBC prevailing Prime Lending rate (total rate was 5.5% at March 31, 2026). The loans are secured by all term deposit accounts of the subsidiaries, and all monies debenture (mortgage) over all present and future assets of Primech A&P, and are guaranteed by certain directors and the Parent. At March 31, 2026, the balance of the overdraft facilities was approximately $5,923 (SGD 7,648) and approximately $1,804 (SGD 2,652) was unutilized under the overdraft facility.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026 and 2025
(in thousands except share data, U.S. dollars)

7. Notes Payable (cont.)

(C)	In July 2018, Primech A&P, entered into with recourse receivables purchase (accounts receivable purchase agreement) with HSBC. Under the terms of the facility, Primech A&P agreed to sell to HSBC (“Factor”) certain customer accounts receivables due A&P. All amounts due under the terms of agreement is limited to approximately $2,968 (SGD 4,000), and is guaranteed by (a) security over receivables; (b) debentures (mortgages) over all present and future assets; and (c) an unlimited guarantee provided by certain directors. Primech A&P pays a discount charge calculated based on the SIBOR plus 3%, which charge is based on the outstanding gross amount of accounts receivable factored. The facility was further renewed in September 2024, with reduced limit of approximately $4,474 (SGD 6,000) and the discount charge rate revised to the Bank’s Cost of Funds plus 1.5%. The facility is subject to annual review and is due on demand. The bank granted a temporary increase in the credit limit of an additional $2,556 (SGD 3,300) from January 2026 through March 2026 and $1,162 (SGD1,500) from April 2026 through June 2026. The applicable Bank’s Cost of Funds as of March 31, 2026 was 1.16%, and the total rate was 2.66%. The maturity of the each of the factored invoice is 60 days after the draw down.

In July 2020, Maint-Kleen entered into with recourse receivables purchase facility (accounts receivable purchase agreement) with HSBC. Under the terms of the facility, Maint-Kleen agreed to sell to HSBC (“Factor”) certain customer accounts receivables due A&P. All amounts due under the terms of agreement is limited to approximately $1,336 (SGD 1,800), and is guaranteed by (a) security over receivables; (b) debentures (mortgages) over all present and future assets; and (c) an unlimited guarantee provided by certain directors. Primech A&P and Maint-Kleen pays a discount charge calculated based on the SIBOR plus 3%, which charge is based on the outstanding gross amount of accounts receivable factored. The facility was further renewed in September 2024, with limit reduced to approximately $746 (SGD 1,000) and the discount charge rate revised to the Bank’s Cost of Funds plus 1.5%. The facility is subject to annual review and is due on demand. The applicable Bank’s Cost of Funds as of March 31, 2026 was 1.16%, and the total rate was 2.66%. The maturity of the each of the factored invoice is 60 days after the draw down.

Under the terms of these facilities, all factored receivables are sold with recourse, which requires Primech A&P and Maint-Kleen to repurchase any receivables, if demanded, not paid on time. Accordingly, such receivables are accounted for as a secured financing arrangement and not as a sale of financial assets. At March 31, 2026 and 2025, the Company had sold to HSBC with recourse accounts receivable of approximately $8,900 (SGD 11,492) and approximately $6,756 (SGD 9,060) which are included in accounts receivable on the accompanying consolidated balance sheets. At March 31, 2026, balance outstanding was approximately $3,823 (SGD 4,937) and approximately $4,153 (SGD 5,363) was available under the recourse receivables purchase facility.

(D)	On April 1, 2021, the Company acquired 80% of interest of CSG Industries Pte Ltd and a term loan was among the liabilities assumed. The term loan facility was drawn down in December, 2011 amounting to approximately $346 (SGD 468). The loans bore interest at the rate 0.75% plus Commercial Financing Rate (“CFR”) (CFR was 5.05% at March 31, 2025, total loan rate was 5.80% ), payable in monthly instalments of approximately $3 (SGD 4) each, and mature in October 2026. The loan was secured by a mortgage over a property owned by CSG located in Singapore and a personal guarantee for a maximum amount of approximately $384 (SGD 530) by the minority shareholder of CSG. During the year ended March 31, 2025, repayments of approximately $34 (SGD 46) was made on the term loan facility. At March 31, 2025, approximately $27 (SGD 36) was outstanding under the loan. The loan was fully repaid during the year ended March 31, 2026.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026 and 2025
(in thousands except share data, U.S. dollars)

7. Notes Payable (cont.)

In June 28, 2022 Primech A&P obtained one term loan facility for approximately $976 (SGD 1,400) from HSBC to finance the purchase of machinery and equipment and/or vehicles in relation to a project. Approximately $976 (SGD 1,400) was drawn down in July 2022. The loan bears interest at the rate 3% plus Singapore Overnight Rate Average (“SORA”) per annum (SORA was 1.16% at March 31, 2026, total loan rate was 4.16%), are payable in monthly installments of approximately $20 (SGD 29) each, and mature in July 2026. The loan is secured by all present and future assets owned by Primech A&P and a joint and several guarantee for an unlimited amount by certain directors, the Company and the Parent. During the year ended March 31, 2025, the Company paid down approximately $258 (SGD 350). Net amount due at March 31, 2025 amounted to approximately $348 (SGD 467). During the year ended March 31, 2026, the Company paid down approximately $271 (SGD 350). Net amount due at March 31, 2026 amounted to approximately $90 (SGD 117).

On December 28, 2022 Primech A&P obtained one term loan facility for approximately $293 (SGD 400) from HSBC to finance the purchase of machinery and equipment and/or vehicles in relation to a project. Approximately $242 (SGD 330) was drawdown in April 2023. The loan bears interest at the rate 3% plus Singapore Overnight Rate Average (“SORA”) per annum (SORA was 1.16% at March 31, 2026, total loan rate was 4.16%), are payable in monthly installments of approximately $7 (SGD 9) each, and mature in April 2026. The loan is secured by all present and future assets owned by Primech A&P and a joint and several guarantee for an unlimited amount by certain directors, the Company and the Parent. During the year ended March 31, 2025, the Company paid down approximately $81 (SGD 110). Net amount due at March 31, 2025 amounted to approximately $89 (SGD 119). During the year ended March 31, 2026, the Company paid down approximately $85 (SGD 110). Net amount due at March 31, 2026 amounted to approximately $7 (SGD 9).

On October 17, 2024, Primech AI obtained one term loan facility for approximately $373 (SGD 500) from HSBC for working capital use. Approximately $134 (SGD 180) was drawdown in February 2025. The facility shall be repaid no later than thirty-six months from the date of the utilization of the facility. The loan bears interest at the rate 3% plus Singapore Overnight Rate Average (“SORA”) per annum (SORA was 1.16% at March 31, 2026, total loan rate was 4.16%), are payable in monthly installments of approximately $4 (SGD 5) each, and mature in February 2028. The loan is secured by a joint and several guarantee for an unlimited amount by certain directors of the fellow subsidiaries, the Company and Primech A&P. Repayments of approximately $4 (SGD 5) were made on the term loan facility during the year ended March 31, 2025. Net amount due at March 31, 2025 amounted to approximately $130 (SGD 175). Approximately $47 (SGD 60) was drawdown in March 2026. Repayments of approximately $47 (SGD 60) were made on the term loan facility during the year ended March 31, 2025. Net amount due at March 31, 2026 amounted to approximately $136 (SGD 175).

(E)	On April 27, 2021, Primech A&P completed the acquisition of two office units (“properties”) located in Singapore for approximately $6,705 (SGD 9,035). The purchase price was made up of cash consideration of approximately $1,692 (SGD 2,280) and a loan obtained from HSBC of approximately $5,013 (SGD 6,755). The full amount of the loan was drawn down on April 1, 2021. The loans bear interest at the rate 1.80% plus Singapore Overnight Rate Average (“SORA”) per annum (SORA was 1.16% at March 31, 2026, total loan rate was 2.96%), and will mature in March, 2041. The loan is secured by the properties and a joint and several guarantee by certain directors, the Company and the Parent. During the year ended March 31, 2025, the Company paid down approximately $167 (SGD 225). The balance of the loan was approximately $4,336 (SGD 5,814) at March 31, 2025. During the year ended March 31, 2026, the Company paid down approximately $210 (SGD 270). The balance of the loan was approximately $4,293 (SGD 5,544) at March 31, 2026.

(F)	On December 31, 2025, the Company entered into a Securities Purchase Agreement (“SPA”) with an institutional investor, pursuant to which the Company agreed to issue and sell a series of senior unsecured convertible promissory notes (“CPN”) in the aggregate principal amount of $4,000, which are convertible into the Company’s ordinary shares. Each CPN will bear interest at a rate of 7% per annum. In January 2026, the Company issued a $2,000 CPN to this institutional investor (see Note 13). No repayment is made during the year ended March 31, 2026. The Company evaluated the embedded conversion features under ASC 815-15 and ASC 815-40 and determined that they are not required to be bifurcated from the debt host, as the features are indexed to the Company’s own equity and meet the conditions for equity classification. Accordingly, the convertible note is accounted for as debt and carried at amortized cost.

Primech A&P has certain financial covenants prescribed in the financing agreements of bridge loan (A), overdraft facility (B), factoring agreement with recourse (C), and term loans (D). Primech A&P is required to maintain, during the term of the financing agreements relating to each of these facilities, a minimum adjusted tangible net worth of $7.0 million (SGD 10.0 million), and a gearing ratio, defined as to the ratio of total bank debt to tangible net worth (or adjusted tangible net worth, as the case may be), of not more than 2.2. As of March 31, 2026, we are in compliance of the financial covenants.

At March 31, 2026 and 2025, certain of the group’s executive officer and beneficial owners had executed guarantees in favor of HSBC to secure the Bridge loan, the Factoring agreement with recourse, the term loans, and the Overdraft facility. In addition, the Parent had executed a guarantee in favor of HSBC to secure the Factoring agreement with recourse, the term loans, the Overdraft facility and the mortgage loan.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026 and 2025
(in thousands except share data, U.S. dollars)

7. Notes Payable (cont.)

Future minimum principal payment obligations under the notes payable are as follows:

As of March 31, 2026
2027	$10,145
2028	302
2029	2,272
2030	252
2031	259
2032 onward	3,070
Total minimum debt payments	16,300
Less: Current portion of long-term debt	(10,145)
Long-term debt	$6,155

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

The current and deferred portions of the income tax expense (benefit) included in the statements of operations and comprehensive income as determined in accordance with ASC 740 are as follows:

	For the Years Ended March 31,
	2026	2025
Current	$405	$462
Deferred	(39)	(6)
Income tax expense (benefit)	$366	$456

The following table presents a reconciliation between the theoretical income tax provision computed by applying Singapore corporate statutory income tax rate and our actual income tax expense:

	Year Ended March 31,
	2026	2025
Income tax provision at statutory rates	$(524)	$(286)
Tax effects of
Deferred tax assets not recognized	520	66
Reversal of temporary differences	-	-
Income exempt from income taxes	(595)	(761)
Expenses not deductible for income tax purposes	1,247	1,434
Tax exemption and rebates	(280)	-
Other	(2)	3
Income tax provision (benefit) as reported	$366	$456

Our 2026 and 2025 effective tax rates were significantly impacted by receipt of Government subsidies exempt from income taxes, book-tax adjustments in foreign jurisdictions, and taxation of our earnings generated in jurisdictions with rates that differ from the US federal statutory rate.

During the years ended March 31, 2026 and 2025, we made payment of $480 and nil to Singapore Tax Authorities.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026 and 2025
(in thousands except share data, U.S. dollars)

8. Income Taxes (cont.)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at March 31, 2026 and 2025 are as follows:

	March 31,
	2026	2025
Deferred Tax Assets
Net operating loss carryover	$725	478
Valuation allowance	(725)	(478)
	-	-
Deferred Tax Liabilities
Temporary difference on property and equipment	$(135)	$(185)
Basis difference of customer backlog from acquisitions	(120)	(70)
	(237)	(255)
Net deferred tax liability	$(237)	$(255)

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

We reduce the carrying amounts of DTAs by a valuation allowance if, based upon all available evidence (both positive and negative), we determine that it is more likely than not that such DTAs will not be realizable. The Company follows FASB guidelines that address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. At March 31, 2026 and 2025, the Company did not have a liability for unrecognized tax benefits.

In assessing the potential realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. As of March 31, 2026 and 2025, management was unable to determine if it is more likely than not that the Company’s deferred tax assets will be realized and has therefore recorded an appropriate valuation allowance against deferred tax assets at such dates. The net operating loss carryovers are available for unlimited future periods subject to the compliance with certain provisions of the tax legislations of the countries in which the group companies operate.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026 and 2025
(in thousands except share data, U.S. dollars)

9. Common Stock & Class B Preference Shares

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

During the year ended March 31, 2025, the Company issued (i) 2,500,000 shares of common stock to certain consultants at $0.60 per share, the closing price of the common stock of the Company on the grant date for an aggregate fair value of $1,500; (ii) 75,951 shares of common stock to members of the board of directors at $0.79 per share, shares were valued at $60; and (iii) 292,036 shares of common stock to an employee of the subsidiaries and a 49% shareholder of Primech AI Pte. Ltd. at $0.71 per shares, shares were valued at $208. The Company recorded a total of $1,768 of stock-based compensation expense during the year ended March 31, 2025.

During the year ended March 31, 2026, the Company issued 3,000,000 Class B Preference Shares (“Class B Shares”) to Mr. Kin Wai Ho (“Mr. Ho”) as part of his compensation. The Class B Shares generally have the same rights as our ordinary common shares but carry 10 votes per share. Along side the issuance of Class B preference shares, an Equity Compensation Deed (“ECD”) was signed by Mr. Ho which essentially removed all economic rights of the 3,000,000 Class B Shares issued to him and only retained the voting rights. These 3,000,000 Class B shares are valued at $30 and record as stock-based compensation expense during the year ended March 31, 2026.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026 and 2025
(in thousands except share data, U.S. dollars)

10. Related Party Transactions and Balances

For the years ended March 31, 2026 and 2025, we paid an aggregate of approximately $1,667 and approximately $1,523 respectively in cash and benefits in-kind granted to or accrued on behalf to our Directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our Directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Executive Officers and Directors.

As of March 31, 2026 and 2025, these officers and directors were owed nil and $2. These amounts were included in accrued expenses on the accompanying balance sheets.

In addition, for the years ended March 31, 2026 and 2025, the Company paid approximately $729 and approximately $640, respectively, to one of the beneficial owners of the Company, for his services to a subsidiary of the Company.

In addition, for the years ended March 31, 2026 and 2025, the Company paid approximately $316 and approximately $386, respectively, to one of the members senior management as bonus in respect of performances on certain projects managed by this member of senior management. As of March 31, 2026 and 2025, this member of senior management was owed $315 and $385 of these amounts which are included in accrued expenses on the accompanying balance sheets.

As discussed in Note 7, loans in the aggregate principal amount of approximately $14,272 (SGD 18,430) are guaranteed by certain directors and shareholders of the Parent.

During the year ended March 31, 2025, the Company granted 292,036 shares of common stock to Mr. Zhang Youwei, an employee of the subsidiaries and a 49% shareholder of Primech AI Pte. Ltd. The shares were valued at $208 and was recognized as expense during the period.

As discussed in Note 11, certain group’s executive officers had executed guarantees in favor of the sureties for indemnities amounting to $8,760 (SGD 11,312) and approximately $6,460 (SGD 8,663), at March 31, 2026 and 2025, respectively.

During the year ended March 31, 2025, the Company granted 75,951 shares of common stock to members of the board of directors. The shares were valued at $60 and was recognized as expense during the period.

As of March 31, 2026, management has the following outstanding employment contracts with its Officers and Directors:

(a) 6 months with each of Mr. Ho Kin Wai, Mr. Khazid Bin Omar, Mr. Hansel Loo and Ms. Kit Yu Lee;

(b) 18 months with each of Mr. William Yuen, Mr. William Mirecki and Mr. Kai Yue Jason Chan.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026 and 2025
(in thousands except share data, U.S. dollars)

10. Related Party Transactions and Balances (cont.)

Contractual remuneration with Officers and Directors are as follows:

As of March 31, 2026
2027	$941
2028	233
2029	-
2030	-
2031	-
Total	$1,174

11. Commitments and Contingencies

Legal matters

From time to time, the Company has become or may become involved in various legal proceedings and receives claims, arising from the normal course of business activities.

Performance bonds

Certain contracts require us to provide a surety bond as a guarantee of performance. As of March 31, 2026 and 2025, we had performance bond commitments totaling to approximately $10,786 (SGD 13,928) and approximately $8,409 (SGD 11,276) under which the surety (insurance company or bank) guarantees that the Company will perform in accordance with contractual obligations. These bonds are typically renewed annually and remain in place until the contractual obligations are satisfied. In general, we would only be liable for the amount of these guarantees in the event of default in our performance of our obligations under each contract, the probability of which we believe is remote. At March 31, 2026 and 2025, certain of the group’s executive officer and ultimate beneficial owner had executed guarantees in favor of the sureties for indemnities amounting to approximately $8,760 (SGD 11,312) and approximately $6,460 (SGD 8,663).

12. Segment Information

The Company operates and manages its business as two reportable and operating segments. The Company is an established technology-driven facilities services provider in the public and private sectors operating mainly in Singapore. The Company generates revenue primarily from services, which include services for general cleaning and maintenance of public and private facilities; cleaning of kitchen facilities of healthcare facilities, hotels and restaurants and the supply of ad hoc customer; and cleaning services to offices. Starting the year ended March 31, 2026, the Company has also engaged in selling and leasing of cleaning robots. The measure of segment assets is reported on the balance sheet as total assets.

The Company’s CODM reviews financial information presented on a consolidated basis and decides how to allocate resources based on net income (loss).  Consolidated net income (loss) is used for evaluating financial performance and in establishing management’s compensation.

Primech Holdings Limited and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026 and 2025
(in thousands except share data, U.S. dollars)

12. Segment Information (cont.)

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

Year ended March 31, 2026	Facilities Services	Robotic	Total
Revenue	$77,997	$12	$78,009
Employee benefit expense, net of government subsidies	(55,020)	(5)	(55,025)
Other direct cost to revenue	(9,518)	(152)	(9,670)
Segment gross profit/ (loss)	$13,458	$(145)	$13,314

Significant Segment Expense
Sales and marketing expenses	(50)	(374)	(424)
General and Administrative	(7,713)	(1,476)	(9,189)
Other operating income/ (expense), net	424	(70)	354

Research and development (including employee benefit expense)	-	(414)	(414)

Segment profit/ (loss)	$6,119	$(2,479)	$3,641

Unallocated expenses
Marketing expenses, General and Administrative			(5,273)
Other operating expense, net			(297)
Interest expense			(672)
Income tax benefit			(366)
Net Loss			$(2,967)

Year ended March 31, 2025	2025
Revenue	$74,349
Employee benefit expense, net of government subsidies	(56,498)
Other direct cost to revenue	(8,318)
Sales and marketing expenses	(2,007)
Consulting and professional fees	(2,319)
Goodwill impairment	(291)
Share based compensation	(1,768)
Other cost and expenses, net	(4,885)
Other operating (expense) income, net	(27)
Income tax (expense) benefit	(456)
Net Loss	$(2,220)

13. Events after reporting period

In April 2026, Primech A&P entered into an option-to-purchase agreement with a third party for the disposal of 23 and 25 Ubi Crescent, a property used by the Group as headquarters. The transaction is expected to be complete by end of July 2026. Following the completion of the sale of 23 and 25 Ubi Crescent Singapore, we have relocated our headquarters to our new leased premises.

In May 2026, we entered into a lease agreement for our new headquarters at 60 MacPherson Road, Siemens Centre, #04-08, Singapore 348615, for a term of approximately three (3) years.

In July 2026, the Company issued a $2,000 convertible promissory note to an institutional investor.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Current Effective Second Amended and Restated Constitution of the Registrant(4)
2.1	Specimen Share Certificate(1)
2.2	Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital and Constitution” in the Registrant’s registration statement on Form F-1 (File No. 333-264036)), originally filed with the Securities and Exchange Commission on March 31, 2022, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on October 4, 2023)
2.3	Form of Convertible Promissory Note(6)
2.4	Addendum to the Convertible Promissory Note Dated 9 January 2026, dated July 7, 2026(8)
4.1	Business Property Financing Facility dated March 30, 2021, by and between Primech A&P Pte. Ltd. and the Lender(1)
4.2	Banking Facility dated July 14, 2022 by and between Maint-Kleen Pte. Ltd. and the Lender(1)
4.3	Banking Facility dated July 26, 2022 by and between Primech A & P Pte. Ltd. and the Lender(1)
4.4	Term Loan Banking Facility dated June 28, 2022 by and between Primech A & P Pte. Ltd. and the Lender(1)
4.5	Term loan banking facility agreement dated December 28, 2022, by and between Primech A & P Pte. Ltd. and the Lender(1)
4.6	Supplemental Letter dated November 6, 2024 for Business Property Financing Facility dated March 30, 2021 by and between Primech A & P Pte. Ltd. and the Lender(9)
4.7	Supplemental Letter dated September 5, 2024 for Receivables Purchase Facility dated June 5, 2020 by and between Maint-Kleen Pte. Ltd. and the Lender(10)
4.8	Recourse Receivables Purchase Facility dated September 27, 2024 by and between Primech A & P Pte. Ltd. and the Lender(11)
4.9	Supplemental Letter dated October 30, 2024 for Banking Facility dated July 14, 2022 by and between Maint-Kleen Pte. Ltd. and the Lender(12)
4.10	Supplemental Term Loan Banking Facility dated October 24, 2024 for Term Loan Banking Facility dated June 28, 2022 by and between Primech A & P Pte. Ltd. and the Lender(13)
4.11	Supplemental Letter dated October 24, 2024 for Term Loan Banking Facility dated December 28, 2022 by and between Primech A & P Pte. Ltd. and the Lender(14)
4.12	Uncommitted Facility Letter dated October 17, 2024 by and between Primech A & P Pte. Ltd. and the Lender(15)
4.13	Uncommitted Facility Letter dated October 17, 2024 by and between Primech AI Pte. Ltd. and the Lender(16)
4.14	Term Loan Banking Facility dated October 17, 2024 by and between Primech AI Pte. Ltd. and the Lender(17)
4.15	Primech Holdings Ltd 2025 Equity Incentive Plan(3)
4.16	Form of Securities Purchase Agreement dated as of December 31, 2025(5)
4.17	Addendum to Securities Purchase Agreement Dated 31 December 2025, dated July 7, 2026(7)
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.5 of Registrant’s Form 6-K filed on October 13, 2023)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Weinberg & Company P.A.
19.1	Insider Trading Policy(2)
97.1	Clawback Policy(2)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F
(1)	Incorporated herein by reference to Amendment No. 11 to our Registration Statement on Form F-1 (File No. 333-264036), as amended, initially filed with the SEC on September 18, 2023.
(2)	Incorporated herein by reference to Exhibit 99.1 of Registrant’s Form 6-K filed on November 17, 2023.
(3)	Incorporated herein by reference to Exhibit 99.3 of Registrant’s Form 6-K filed on May 13, 2025.
(4)	Incorporated herein by reference to Exhibit 99.1 of Registrant’s Form 6-K filed on October 17, 2025.
(5)	Incorporated herein by reference to Exhibit 99.1 of Registrant’s Form 6-K filed on January 6, 2026.
(6)	Incorporated herein by reference to Exhibit 99.2 of Registrant’s Form 6-K filed on January 6, 2026.
(7)	Incorporated herein by reference to Exhibit 99.1 of Registrant’s Form 6-K filed on July 9, 2026.
(8)	Incorporated herein by reference to Exhibit 99.2 of Registrant’s Form 6-K filed on July 9, 2026.
(9)	Incorporated herein by reference to Exhibit 4.30 of Registrant’s annual report on Form 20-F filed on July 24, 2025.
(10)	Incorporated herein by reference to Exhibit 4.31 of Registrant’s annual report on Form 20-F filed on July 24, 2025.
(11)	Incorporated herein by reference to Exhibit 4.32 of Registrant’s annual report on Form 20-F filed on July 24, 2025.
(12)	Incorporated herein by reference to Exhibit 4.33 of Registrant’s annual report on Form 20-F filed on July 24, 2025.
(13)	Incorporated herein by reference to Exhibit 4.34 of Registrant’s annual report on Form 20-F filed on July 24, 2025.
(14)	Incorporated herein by reference to Exhibit 4.35 of Registrant’s annual report on Form 20-F filed on July 24, 2025.
(15)	Incorporated herein by reference to Exhibit 4.36 of Registrant’s annual report on Form 20-F filed on July 24, 2025.
(16)	Incorporated herein by reference to Exhibit 4.37 of Registrant’s annual report on Form 20-F filed on July 24, 2025.
(17)	Incorporated herein by reference to Exhibit 4.38 of Registrant’s annual report on Form 20-F filed on July 24, 2025.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PRIMECH HOLDINGS LTD.

	By:	/s/ Kin Wai Ho
Kin Wai Ho
Chief Executive Officer, President and Director
(Principal Executive Officer)

Date: July 29, 2026